Exhibit 99.1

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 29, 140 William Street Melbourne Vic 3000 Australia T +61 3 8601 3300 E melbourne@amcconsultants.com W amcconsultants.com

Technical Report

Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report

Sandstorm Gold Limited

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:

R Webster MAIG	AMC Consultants Pty Ltd
P Newling FAusIMM CP(Metallurgy)	GR Engineering Services Ltd
A Hall MAusIMM CP(Mining)	AMC Consultants Pty Ltd
Z Ekmekçi SME RM	Hacettepe Mineral Teknolojileri Ltd. Şti

AMC Project 118014

Effective date 31 May 2018

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Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report
Sandstorm Gold Limited	118014

Contents

1	SUMMARY			1
	1.1	Introduction		1
	1.2	Property Description and Location		1
	1.3	Mineralisation		3
	1.4	Exploration		3
	1.5	Mining Outcomes		3
		1.5.1	Mineral Resources	3
		1.5.2	Mineral Reserves	4
		1.5.3	Geotechnical	5
		1.5.4	Underground mining	6
		1.5.5	Mining Schedule	7
	1.6	Mineral Processing and Metallurgical Test Work		10
		1.6.1	General	10
	1.7	Recovery Methods		11
	1.8	Infrastructure		13
		1.8.1	General Infrastructure	13
		1.8.2	Tailings Storage Facility and Waste Dump	14
		1.8.3	Water Management and Supply	14
		1.8.4	Power Supply	15
	1.9	Environmental		15
	1.10	Capital and Operating Costs		16
		1.10.1	Scope of Estimate	16
		1.10.2	Capital Costs	16
		1.10.3	Mining Capital Costs	17
		1.10.4	Mining Operating Costs	17
		1.10.5	Plant and Infrastructure Capital Costs	17
		1.10.6	Plant & General Administration Operating Costs	18
	1.11	Economic Analysis		18
		1.11.1	Base Case Results	19
	1.12	Project Implementation		20
	1.13	Risks and Recommendations		21
	1.14	Interpretations and Conclusions		22

2	INTRODUCTION AND TERMS OF REFERENCE			23
	2.1	Introduction		23
	2.2	Terms of Reference		23
	2.3	Participants and Inspections of the Property		25
	2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure		28
	2.5	Capability and Independence		29

3	RELIANCE ON OTHER EXPERTS			30

4	PROPERTY DESCRIPTION AND LOCATION			31
	4.1	Location		31
	4.2	Land Tenure		32
	4.3	Financial Agreements		35
	4.4	Permitting and Environmental Liabilities		35

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			42
	5.1	Location and Access		42
	5.2	Physiography, Vegetation and Climate		42
	5.3	Local Resources		45
	5.4	Power Supply		45
	5.5	Communications Link		45
	5.6	Water Supply		45
	5.7	Seismology		46

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	5.8	Surface Ownership		47
	5.9	Transportation		47

6	HISTORY			48
	6.1	Mining History		48
	6.2	Contemporary Previous Ownership and Exploration		48
		6.2.1	Mineral Research & Exploration Directorate	48
		6.2.2	Anglo-Tur	49
		6.2.3	Teck Cominco	49
		6.2.4	Artmin Madencilik	49

7	GEOLOGICAL SETTING AND MINERALISATION			50
	7.1	Regional Geology (from Henricksen, 2015 and Roth & Alizade, 2017)		50
	7.2	Project Geology		51
		7.2.1	Structural Geology	54
	7.3	Deposit Geology and Mineralisation (Roth & Alizade, 2017)		56

8	DEPOSIT TYPES			60

9	EXPLORATION			62
	9.1	Historic Exploration Chronologically by Company (Prior to Artmin)		62
	9.2	Exploration by Artmin		66
		9.2.1	Reconnaissance Exploration & Mapping	66
		9.2.2	Soil Samples	67
	9.3	Rock Samples		69
		9.3.1	Geophysical Surveys	70
	9.4	Drilling		71
	9.5	Conclusions		72

10	DRILLING			73
	10.1	Introduction		73
	10.2	Drilling During 2014 to 2018		73
	10.3	Core Recovery		75
	10.4	Sample Logging and Preparation		76

11	SAMPLING METHOD AND APPROACH			77
	11.1	Sample Handling Protocols and Security		77
	11.2	Certified Standard, Blanks and Field Duplicate Submission		77
	11.3	Assay Laboratory Sample Preparation and Analysis Protocols		77
	11.4	SGS Geometallurgy Sampling		78
	11.5	Quality Control		80
	11.6	Blanks		81
	11.7	Certified Reference Material/Standards		82
	11.8	Second Laboratory Pulp Duplicates		93
	11.9	Field Duplicates		94
	11.10	Recommendations and Conclusions

12	DATA VERIFICATION			95
	12.1	Data Verification by AMC		95
	12.2	Data Provided		95

13	MINERAL PROCESSING AND METALLURGICAL TESTING			96
	13.1	Previous Metallurgical Test Work Summary		96
		13.1.1	Introduction	96
		13.1.2	Representivity of Metallurgical Sampling	97
		13.1.3	Historical Test Work Samples	97
		13.1.4	Water Used in Historical Test Work	98
		13.1.5	Analysis Methods Used in Historical Test Work	100
		13.1.6	Mineralogy Investigation on Historical Test Work Samples	100
		13.1.7	Early Comminution Test Work	100
		13.1.8	Gravity Concentration Test Work	101

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		13.1.9	Historical Flotation Test Work	104
	13.2	Current Study Metallurgical Test Work		112
		13.2.1	Introduction	112
		13.2.2	Metallurgical Sample and Composite Sample Establishment	113
		13.2.3	Head Assays	114
		13.2.4	Test Work Water	114
		13.2.5	Test Work Analyses	114
		13.2.6	Mineralogy	116
		13.2.7	Diagnostic Au Leach Tests	118
		13.2.8	Comminution	119
		13.2.9	Flotation	120
		13.2.10	Ore Variability Tests	127
		13.2.11	Concentrate Analysis	129
		13.2.12	Hydrometallurgical Tests	131
		13.2.13	Dewatering Tests	133
	13.3	Further Test Work		134
	13.4	Process Design Considerations		135
		13.4.1	Introduction	135
		13.4.2	Process Options Review	136
		13.4.3	Process Design Summary	137
		13.4.4	Design Philosophy	138
		13.4.5	Process Flow Sheet	138
	13.5	Metals Recovery		139
	13.6	Process Design Risk		139

14	MINERAL RESOURCE ESTIMATE			140
	14.1	Summary		140
	14.2	Coordinate Systems		140
	14.3	Drilling Database		140
	14.4	Historic Voids		141
	14.5	Bulk Density		141
	14.6	Lithology and Alteration		142
	14.7	Sample Statistics		144
	14.8	Drillhole Compositing		146
	14.9	Estimation Domains		146
	14.10	Top-caps		150
	14.11	Drillhole Sample Statistics		151
	14.12	Block Model Parameters		152
	14.13	Estimation Parameters		152
	14.14	Gold Equivalent		153
	14.15	Resource Classification		154
	14.16	Mineral Resource Estimate		156
	14.17	Model Validation		162

15	MINERAL RESERVE ESTIMATE			166
	15.1	Summary		166
	15.2	Mineral Reserves Estimation		166
	15.3	Orebody Description		166
	15.4	Preparation of Block Model for Mine Design		167
	15.5	Cut-off Grade		167
	15.6	Mining Shapes		168
	15.7	Dilution and Recovery Estimates		169
	15.8	Mineral Reserves		169
	15.9	Conversion of Mineral Resources to Mineral Reserves		170

16	MINING METHODS			171
	16.1	Introduction		171
	16.2	Hydrogeological Considerations		172
	16.3	Geotechnical Considerations		173

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	16.4	Mining Method Selection		179
		16.4.1	Open Pit Mining	179
		16.4.2	Underground Mining	179
	16.5	Underground Mining		180
		16.5.1	Underground Development and Mine Access	180
		16.5.2	Portal Construction	181
	16.6	Mining Dilution and Recovery Factors		181
	16.7	Stope Design		182
		16.7.1	Transverse Stoping	183
		16.7.2	Longitudinal Stoping	184
	16.8	Mining Block Definition		185
	16.9	Stope Cycle and Sequence		188
	16.10	Ventilation		190
		16.10.1	Fresh and Return Air Circuits	190
	16.11	Production Schedule		191
		16.11.1	Underground Production and Development Schedule – Key Items	191
		16.11.2	Mine Development and Plan	191
		16.11.3	Development Productivity Rates	192
		16.11.4	Pre-production Development	193
		16.11.5	Project Development	193
		16.11.6	Life of Mine Production Schedule	195
	16.12	Backfill		197
		16.12.1	Backfill System Description	197
		16.12.2	Paste Backfill Production and Delivery	197
		16.12.3	Backfill Testwork	197
		16.12.4	Fill Design Strength Designs and Recipes	198
		16.12.5	Waste and Tailings Management	199
	16.13	Underground Mining Equipment		202
	16.14	Personnel		203
	16.15	Risks		205
	16.16	Opportunities		205
	16.17	Underground Mine Infrastructure		205
		16.17.1	Emergency Preparedness	205
		16.17.2	Refuge Stations	206
		16.17.3	Fuel Supply	206
		16.17.4	Workshop Facility	206
		16.17.5	Underground Communications	206
		16.17.6	Explosives Management and Logistics	207
		16.17.7	Electrical Distribution	208
		16.17.8	Compressed Air	208

17	RECOVERY METHODS			209
	17.1	Introduction		209
	17.2	Plant Design		209
		17.2.1	Crushing	211
		17.2.2	Ore Storage and Reclaim	212
		17.2.3	Primary Grinding and Classification	213
		17.2.4	Bulk Flotation and Secondary Grinding Circuit	214
		17.2.5	Copper Rougher/Scavenger Flotation and Concentrate Regrind Circuit	215
		17.2.6	Copper Cleaner Flotation	216
		17.2.7	Copper Concentrate Thickening and Filtration	217
		17.2.8	Bulk Tailing Thickening and Filtration	218
		17.2.9	Paste Backfill	219
		17.2.10	Sulphidic Tailings Thickening and Disposal	219
	17.3	Water Treatment		220
	17.4	Reagent Mixing, Storage and Distribution		221
		17.4.1	Flocculant Mixing, Storage and Distribution	221

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		17.4.2	Aero 3418A Storage and Distribution	222
		17.4.3	Aero 7249 Storage and Distribution	222
		17.4.4	SIPX Storage and Distribution	222
		17.4.5	MIBC Frother Storage and Distribution	222
		17.4.6	Acid Storage and Distribution	222
		17.4.7	Lime Mixing, Storage and Distribution	222
		17.4.8	Cement Storage and Distribution	223
	17.5	17.5 Air Services		223
		17.5.1	High Pressure Air	223
		17.5.2	Low Pressure Air	223
	17.6	Water Services		223
		17.6.1	Raw Water	224
		17.6.2	Gland Water	224
		17.6.3	Fire Systems	224
		17.6.4	Potable Water	224
		17.6.5	Process Water	224
		17.6.6	Water Storage and Harvesting	224
	17.7	Plant General		225
		17.7.1	Control System	225
	17.8	Projected Energy, Water, Process Material Requirements		226
	17.9	Deferred/Sustaining Capital		226

18	PROJECT INFRASTRUCTURE			227
	18.1	Introduction		227
	18.2	Mine Infrastructure		228
	18.3	Processing Plant Buildings		228
		18.3.1	General	229
		18.3.2	Main Stores/Warehouse	229
		18.3.3	Workshop for Process Plant	229
		18.3.4	Plant Reagents Building	230
	18.4	Administration and General Buildings		230
		18.4.1	Main Administration Office and Amenities Area	230
		18.4.2	Laboratory	230
		18.4.3	Change House and Main Ablutions Building (Mine Dry Facility)	230
		18.4.4	Security Gate House and Control Points	231
	18.5	Accommodation Village		231
		18.5.1	Restaurant and Recreation Facilities	232
		18.5.2	Accommodation Power Supply	232
	18.6	Roads and Civil		232
	18.7	Power Supply and Fuel Storages		236
		18.7.1	Power Supply	236
		18.7.2	Fuel Storage	237
	18.8	Water Supply		237
		18.8.1	Bore Water Supply and Fresh Water	239
		18.8.2	Firewater Distribution	239
	18.9	Site Surface Water Management Plan		239
		18.9.1	Non-Contact Water Management System	240
		18.9.2	Contact Water Management System	240
		18.9.3	Water Treatment Plant	240
		18.9.4	Maden Creek Diversion	241
		18.9.5	Powerline Valley Drainage Diversion	241
		18.9.6	Saliçor Valley Water Management	241
	18.10	Sewage Treatment		241
	18.11	Tailings Storage Facility		242
		18.11.1	Site Selection	242
		18.11.2	TSF Design	242
		18.11.3	Composite Liner System	244
		18.11.4	Tailings Disposal	244

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		18.11.5	Stability Assessment	244
		18.11.6	Water Management	244
	18.12	Communications		244
	18.13	18.13 Security		245
		18.13.1	Perimeter Fencing	245
		18.13.2	Main Guard House	245
	18.14	Waste and Septic Disposal		245
	18.15	Hopa Port		245

19	MARKET STUDIES AND CONTRACTS			247
	19.1	Introduction		247
	19.2	Market Outlook		247
	19.3	Gold Demand		249
	19.4	Copper Demand		250
	19.5	Available Smelting and Refining Options and Costs		250
	19.6	Payment Terms		251
	19.7	Shipping		251

20	ENVIRONMENTAL STUDIES, PERMITTING AND COMMUNITY IMPACT			253
	20.1	Permitting		253
	20.2	Physical Environment		257
		20.2.1	Climate	257
		20.2.2	Site Meteorological Monitoring Station	257
	20.3	Biological Environment		258
		20.3.1	Environmental Baseline Studies	258
		20.3.2	Flora	260
		20.3.3	Fauna	266
		20.3.4	Aquatic Communities	268
		20.3.5	Physical Environment	269
		20.3.6	Hydrology, Hydrogeology	269
		20.3.7	Water Quality	275
		20.3.8	Air Quality and Noise	278
		20.3.9	Soils	279
		20.3.10	Acid Rock Drainage and Geochemistry	281
		20.3.11	Archaeological Interest Sites	288
		20.3.12	Protected Areas	288
	20.4	Social and Community Impacts		288
		20.4.1	Description of the Social Environment	288
		20.4.2	Population and Affected Communities	288
		20.4.3	Local Economy	289
		20.4.4	Education	290
		20.4.5	Health	290
		20.4.6	Consultation to Date	290
		20.4.7	Planned Social Impact Studies	290
		20.4.8	Competing Projects, Employment, Economic Change and Impact on Traditional Land Use (Social and Cultural Change, Local and Regional)	291
		20.4.9	Impact on Existing Infrastructure and Local Government Services	291
	20.5	Environmental Impacts		291
		20.5.1	Construction Stage	291
		20.5.2	Operation Stage	292
		20.5.3	Closure Stage	293
	20.6	Environmental Management Plan		294
		20.6.1	Measures to Control and Mitigate Atmospheric Emissions	295
		20.6.2	Measures to Control and Mitigate Noise Emissions	295
		20.6.3	Measures to Control Erosion and Sedimentation	295
		20.6.4	Measures to Control the Physical Stability of the Project Components (Underground Mine Workings and Waste Dumps)	295

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		20.6.5	Measures for the Preservation of Soil Resources	295
		20.6.6	Measures for the Preservation of Water Resources	295
		20.6.7	Measures to Control Hazardous Material Transportation, Storage, and Handling	295
		20.6.8	Waste Management Measures	295
		20.6.9	Biodiversity Protection Measures	295
		20.6.10	Cultural Heritage Preservation Measures	296
		20.6.11	Soil Use Preservation Measures	296
		20.6.12	Measures to Control Landscape Value Preservation/Recovery Programme	296
		20.6.13	Community Relations Plan	296
		20.6.14	Monitoring, Control and Follow-Up Programs	296
		20.6.15	Meteorological Monitoring Program	296
		20.6.16	Air Quality Monitoring Program (Noise and Dust)	296
		20.6.17	Surface Water and Groundwater Monitoring and Quality Control Program	297
		20.6.18	Flora Monitoring Program	297
		20.6.19	Fauna Monitoring Program	297
		20.6.20	Aquatic Communities	297
		20.6.21	Closure Stage	297

21	CAPITAL AND OPERATING COSTS			300
	21.1	Scope of Operating and Capital Cost Estimates		300
	21.2	Estimate Responsibilities & Accuracy		300
	21.3	Exclusions		301
	21.4	Exchange Rates		301
	21.5	Pre-Production Capital Cost Estimate Summary		301
	21.6	Mining Capital Cost Estimate		302
		21.6.1	Pre-Production Mining Capital	302
		21.6.2	Sustaining Capital	302
		21.6.3	Forestry Fees (Capital and Operating Costs)	303
		21.6.4	Salvage Value	303
		21.6.5	Mining Closure Costs Estimate	303
		21.6.6	Mining Capital Cost Exclusions	304
	21.7	Process Plant and Infrastructure Capital Cost		304
	21.8	Process Plant and Infrastructure Sustaining Capital		306
	21.9	Owner’s and Pre-Sanction Costs		307
		21.9.1	Summary	307
		21.9.2	Personnel	308
		21.9.3	Pre-operations Development	308
		21.9.4	Expenses	309
		21.9.5	Management and Construction Group	309
	21.10	Artmin Owners Cost		309
	21.11	Operating Costs – Overview		309
	21.12	Operating Organisation Structure		310
	21.13	Mining Operating Costs		321
		21.13.1	Annual Operating Labour Costs	321
		21.13.2	Annual consumable Costs	322
	21.14	Process Plant and Infrastructure Operating Cost Estimate		323
		21.14.1	Power	323
		21.14.2	Reagents and Consumables	324
		21.14.3	Labour	325
		21.14.4	Maintenance	325
		21.14.5	Assay	326
		21.14.6	Consumables and Miscellaneous	326
		21.14.7	Surface Fuels	326
		21.14.8	Concentrate Transportation Costs	327
	21.15	General and Administration		327

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22	ECONOMIC ANALYSIS			329
	22.1	Introduction		329
		22.1.1	Assumptions	329
		22.1.2	Timing of Revenues and Working Capital	330
		22.1.3	Capital Costs	330
		22.1.4	Sustaining Capital	331
		22.1.5	Operating Costs	331
		22.1.6	Taxes and Royalty	331
	22.2	Economic Analysis		332
	22.3	NPV, IRR, Payback		334
	22.4	Sensitivities		334

23	ADJACENT PROPERTIES			337

24	OTHER RELEVANT DATA AND INFORMATION			339
	24.1	Project Implementation Plan		339
	24.2	Client’s Representative/Owner’s Team Role		340
	24.3	Head EPC Contractor Scope of Services		341
	24.4	Project Organisation		341
	24.5	Project Implementation Schedule		346

25	INTERPRETATIONS AND CONCLUSIONS			347
	25.1	General		347
	25.2	Risk and Opportunities		347
		25.2.1	Mineral Resource and Mineral Reserve Estimates	347
		25.2.2	Mining	348
		25.2.3	Process Plant Capital and Operating Costs	348
		25.2.4	Processing	349
		25.2.5	Environmental Risks	351
		25.2.6	Economic Outcomes	352
		25.2.7	Corporate Issues	352
	25.3	Conclusion		352

26	RECOMMENDATIONS			353
	26.1	Mining		353
	26.2	Processing		353
	26.3	Project Implementation		354
	26.4	Budget		356

27	REFERENCES			357
	27.1	Geology		357
	27.2	Mining and Geotechnical		357
	27.3	Processing and Infrastructure		358
	27.4	Environmental		359
	27.5	Legal and General		360

28		Certificates of Qualified Persons		361

Tables

Table 1.1	Mineral Resources Estimate as at 31 May 2018	4
Table 1.2	Mineral Reserve Estimate as at 31 May 2018	4
Table 1.3	Key Indicators for Mine Production	7
Table 1.4	LOM Mine Production Schedule Physicals	9
Table 1.5	LOM Processing Schedule Physicals	9
Table 1.6	LOM Concentrate Physicals	9
Table 1.7	Initial Capital Cost Estimate	16
Table 1.8	Mining Operating Cost for Project Life	17

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Table 1.9	Process Plant Operating Cost Estimate by Cost Centre	18
Table 1.10	Economic Model General Parameters	18
Table 1.11	Taxes and Royalties	19
Table 1.12	Economic Model KPI’s	19
Table 1.13	Post tax NPV sensitivity	20
Table 2.1	Persons who Prepared or Contributed to this Technical Report	26
Table 2.2	Acronyms and Abbreviations Frequently Used	28
Table 4.1	Hod Maden Project – Licence Details	33
Table 4.2	Private Lands Summary	33
Table 4.3	Land Rental Agreement Summary	35
Table 4.4	Royalty Rate According to Ore Type (under Mining Law)	37
Table 4.5	List of Forestry Permits	39
Table 4.6	Operating Licence Fees 2018	39
Table 4.7	Exploration Licence Fees and Minimum Expenditure Until Start/End 2019	39
Table 4.8	List of Permits Required	40
Table 5.1	Yukarimaden Climate Data	42
Table 11.1	Standard Reference Material Analytical Properties	82
Table 11.2	Number of Field and Laboratory Duplicates	94
Table 13.1	Composition and Calculated Average Grade of MCS Test Sample	98
Table 13.2	Chemical Analysis of the Water Samples Taken from Bulk Tail and Pyrite Flotation Tail During LCT	99
Table 13.3	Summary of Comminution Test Results	101
Table 13.4	Diagnostic Gold Analysis of MCS and UHG Samples	102
Table 13.5	Mass Pull, Grade and Recovery of the Concentrates from Shaking Table Tests	102
Table 13.6	Results of GRG Test Performed Using MCS Ore Sample	103
Table 13.7	Results of GRG Test Performed Using UHG Ore Sample	103
Table 13.8	Flotation Conditions of the Sequential Cu/Py Flotation	107
Table 13.9	Metallurgical Accounting Based on Average of the Last Three Cycles	111
Table 13.10	Gravity Separation Applied to Pyrite Concentrate from LCT	111
Table 13.11	Complete Chemical Analysis of Cu Concentrate and Pyrite Concentrate	111
Table 13.12	Chemical Analysis of the Metallurgical Test Samples	113
Table 13.13	Variability Samples Selected for Comminution and Flotation Tests	114
Table 13.14	Detailed chemical analysis of flotation variability samples (ALS Turkey)	115
Table 13.15	Phase Abundance of 12 Ore Variability Samples from Hod Maden	116
Table 13.16	Grain Size and Percentage of Liberation for Chalcopyrite	117
Table 13.17	Grain Size Occurrence and Statistics for Gold	118
Table 13.18	Variability Flotation Samples Diagnostic Gold Leach Results	119
Table 13.19	Variability Comminution Test Results Summary	120
Table 13.20	Effect of MF2 Circuit and Different Primary Grind Sizes on Metal Loss From Bulk Tail	123
Table 13.21	Flotation Conditions Applied in LCT	125
Table 13.22	Average grade and recoveries of cycles 6-8 of LCT conducted by HMT	126
Table 13.23	Average Grade and Recoveries of Cycles 7-8 of LCT Conducted by WAI	126
Table 13.24	Average Grade and Recoveries of Cycles 4-6 of LCT Conducted Using LG2 Ore Sample	126
Table 13.25	Results of Gravity Separation by Falcon Separator of Variability Samples	127

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Table 13.26	Results of Falcon Test and Panning of the Falcon Concentrate (Sample No HTD-077)	127
Table 13.27	Grade and Recovery of Combined Bulk Rougher and Scavenger Concentrates	128
Table 13.28	Grade and Recovery of Copper Concentrates of the Variability Samples	128
Table 13.29	Grade and Recovery of Pyrite Concentrates Produced from Open Cleaner Flotation Test of Variability Samples	129
Table 13.30	Average Grades and Recoveries of Concentrates Produced by HMT and WAI	130
Table 13.31	Detailed Chemical Analysis of Cu concentrate and Pyrite Concentrate from LCT (HMT)	130
Table 13.32	Detailed Chemical Analysis of Cu Concentrate and Pyrite Concentrate from LCT (WAI)	131
Table 13.33	Diagnostic Leach Test Results for Selected Products from LCT	132
Table 13.34	Head Assay of Au-Pyrite Concentrate Produced with Open Cleaner Flotation Test	132
Table 13.35	Au-Pyrite Concentrate Diagnostic Leach Test Results	132
Table 13.36	Au-Pyrite Concentrate Kinetic Leach Testwork Results	133
Table 14.1	Mineral Resources Estimate at 31 May 2018	140
Table 14.2	Bulk Density Used	142
Table 14.3	Block Model Lithology and Alteration Codes Used	142
Table 14.4	Raw Drillhole Sample Statistics	144
Table 14.5	Grade Domain Cut-Offs	146
Table 14.6	Top-Caps	150
Table 14.7	Sample Statistics by Estimation Domain	152
Table 14.8	Block Model Parameters	152
Table 14.9	Estimation Parameters	153
Table 14.10	Variogram Model Parameters	153
Table 14.11	Mineral Resources Estimate at 31 May 2018	157
Table 14.12	Mineral Resource at different cut-offs – Main Zone - Measured	157
Table 14.13	Mineral Resources at Different Gold Equivalent Cut-Offs - Main Zone – Indicated	158
Table 14.14	Mineral Resources at Different Gold Equivalent Cut-Offs - Main Zone – Inferred	158
Table 14.15	Mineral Resource at Different Gold Equivalent Cut-Offs – South Zone – Indicated	159
Table 14.16	Mineral Resources at Different Gold Equivalent Cut-Offs - South Zone – Inferred	159
Table 15.1	Mineral Reserve Estimate as at 31 May 2018	166
Table 15.2	Mineral Reserve Cut-Off Grade Estimation	168
Table 15.3	AuEq Calculation Parameters	168
Table 15.4	Mineral Reserve Estimate as at 31 May 2018	169
Table 15.5	Conversion of Mineral Resource to Mineral Reserve	170
Table 16.1	Summary of Likely Hydraulic Parameters for Hydrostratigraphic Units	173
Table 16.2	Range of Q’ and N’ Values	175
Table 16.3	Q’ to N’ Conversion Factors	175
Table 16.4	Mine Design Factors	175
Table 16.5	Stope Dimensions Considered for Hod Maden	176
Table 16.6	Portal Coordinates	181
Table 16.7	Mining Dilution and Recovery Factors	182
Table 16.8	MSO Mining Shape Factors	183
Table 16.9	LHOS Production / Backfill Rates for 20m Stoping Block	189
Table 16.10	Lateral Development Rates	192
Table 16.11	Vertical Development Rates	192

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Table 16.12	Project Development Milestones	193
Table 16.13	Hod Maden Annual Lateral Development Physicals	194
Table 16.14	Hod Maden Annual Vertical Development Physicals	194
Table 16.15	LOM Mine Schedule Physicals	196
Table 16.16	LOM Mill Feed Schedule Physicals	196
Table 16.17	LOM Concentrate Physicals	196
Table 16.18	Paste Fill Design Strengths for Vertical Exposures	198
Table 16.19	Design Cement Addition for Vertical Exposures	198
Table 16.20	Paste Fill Design Strengths for Undercut Exposures	199
Table 16.21	Waste Dump Design Parameters	200
Table 16.22	Waste Material Mass Balance Physicals	201
Table 16.23	Primary Mobile Fleet Parameters	202
Table 16.24	Mining Labour Levels	204
Table 17.1	Details of Reagent Systems	221
Table 17.2	Water Storage /Control Dams	225
Table 17.3	Projected Energy, Water and Material Requirements	226
Table 18.1	Reagent Storage Philosophy	230
Table 18.2	Restaurant Capacity Summary	232
Table 19.1	Forecast Annual Production	247
Table 19.2	Payability and TCRCs for Hod Maden Copper Concentrate	250
Table 19.3	Spot Market TC/RC Forecast for Standard Copper Concentrate	251
Table 19.4	The Break-Down of Shipment Cost	252
Table 20.1	Permits	254
Table 20.2	The Scope of SRK ‘s ESA Studies	259
Table 20.3	Some Photos of Flora Species	264
Table 20.4	Distribution of Taxa in the Mine Licence Areas and Surrounding Areas by Taxonomic Groups	264
Table 20.5	IUCN Data of Probable Vertebrate Species İdentified and also Found İn and Around Mine Registration Areas	266
Table 20.6	Mammals Species Categorised as Vulnerable (VU) that have been Observed on Licence Areas	267
Table 20.7	Fish Species Categorised as Vulnerable (VU)	269
Table 20.8	Flood Protection Facilities in the Project Area	269
Table 20.9	Drilling Location Details	275
Table 20.10	24 Hour Outdoor Noise Measurement Results (dBA)	279
Table 20.11	Population Data of Aşağımaden and Yukarımaden Villages between 1985-2014	285
Table 20.12	Population Distribution of the Settlements	289
Table 21.1	Estimate Responsibility Matrix	300
Table 21.2	Initial Capital Costs	301
Table 21.3	Capital Costs Estimate	302
Table 21.4	Pre-production Capital Costs Estimate	302
Table 21.5	Mining Sustaining Capital Estimate	303
Table 21.6	Capital Salvage Value	303
Table 21.7	Mine Closure Costs	304
Table 21.8	Summary of Process and Infrastructure Capital Costs	306
Table 21.9	Processing Plant and Infrastructure Annualised Sustained and Deferred Capital	307

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Table 21.10	Owners Development Capital Costs	308
Table 21.11	Operating Cost Breakdown	309
Table 21.12	Power and Fuel Average Annual Consumption	323
Table 21.13	Process Plant and Infrastructure Operating Cost Summary	324
Table 21.14	Power Demand and Cost Summary	325
Table 21.15	Reagent Cost Summary	325
Table 21.16	Plant Consumables Summary	326
Table 21.17	Maintenance Spares Cost Summary	326
Table 21.18	Mill Relines and Shutdown Allowances Cost Summary	327
Table 21.19	Plant & Infrastructure Fuel Demand	328
Table 21.20	General and Administration Cost Summary	328
Table 22.1	Forecast Base Case Long-Term Metal Price for Copper and Gold	329
Table 22.2	Metallurgical Recoveries	329
Table 22.3	Concentrate Grade and Moisture	330
Table 22.4	Smelting Payable Metal	330
Table 22.5	Smelting TC/RC	330
Table 22.6	Mining Capital Costs Summary	331
Table 22.7	Total Operating Cost Summary	331
Table 22.8	Royalty	332
Table 22.9	Project Cash Flows	333
Table 22.10	Economic Model KPI’s	334
Table 22.11	Post tax NPV sensitivity	336
Table 22.12	Post Tax IRR Sensitivity	336
Table 24.1	Key Milestones for Project Implementation	346

Figures

Figure 1.1	Location & Access Map	2
Figure 1.2	Longitudinal View of the Underground Mine Design (740,650mE)	7
Figure 1.3	Overall Concentrate Only Plant Flow Sheet	12
Figure 1.4	NPV Post Tax Sensitivity	20
Figure 4.1	Location and Access Map	31
Figure 4.2	Tenement Map	32
Figure 4.3	Private Land Titles	34
Figure 5.1	Elevation Map of Project Area	44
Figure 5.2	Slope Map of Project Area	44
Figure 5.3	Demonstration of Licence Areas on Earthquake Zones Map	46
Figure 5.4	Map Showing Distance of Licence Areas to Fault Zones	47
Figure 7.1	Distribution and Classification of the Gold Deposits and Prospects of Turkey	50
Figure 7.2	Regional Setting of the Hod Maden Project, together with the Locations of Significant Nearby Mining / Exploration Projects	51
Figure 7.3	Lithology of the Property Area (Topal & Tezcan 2018)	52
Figure 7.4	General Section of Hod Maden Project (Lithological)	53
Figure 7.5	Alteration map of the Property	53
Figure 7.6	General Section of Hod Maden Project (Alteration)	54
Figure 7.7	Mineralisation examples	56
Figure 7.8	Drill Plan with Surface Projections of the Main Zone	57

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Figure 7.9	Alteration / Mineralisation cross section	58
Figure 7.10	Mineralisation examples Southern Deposit	59
Figure 7.11	Generalised Mineralisation Block Diagram of the deposit (2018)	59
Figure 8.1	Deposits of the Eastern Pontides Turkey, Georgia, Armenia and Azerbaijan	60
Figure 8.2	Generic High-Sulphidation Epithermal Model	61
Figure 9.1	Aegean Rock Sampling in 2012 Showing Gold Assay Results from Generally 1 m Channel Samples from Road Cuts	63
Figure 9.2	Aegean Rock Sampling in 2012 Showing Zinc Assay Result from Generally 1.0 m Channel Samples from Road Cuts	64
Figure 9.3	Geology of the Hod Maden Project Mapping (Topal & Tezcan 2018)	65
Figure 9.4	Alteration of the Hod Maden Project Mapping (Topal & Tezcan 2018)	65
Figure 9.5	Overview of the Hod Maden Fault Zone and Prominent Hydrothermal Alteration (dominantly Fe-oxides replacing sulfides and clay)	66
Figure 9.6	Plan view of the Hod Maden Project Area, showing the Main Target Areas and the Locations of the Two Current Gold-Copper Resource Areas (Main Zone and the South Zone) also Indicated	67
Figure 9.7	Hod Maden Project - Soil Sample Locations and Analytical Results for Gold and Copper	68
Figure 9.8	Hod Maden Project - Soil Sample Locations and Analytical Results for Lead and Zinc	68
Figure 9.9	Hod Maden Project - Soil Sample Gold Geochemistry	69
Figure 9.10	Hod Maden Project Rock Samples Location and Assay Results	70
Figure 9.11	Hod Maden Project - Bouguer Gravity Map with Red Showing Areas of Interpreted Higher Density Rocks at Some Unknown Depth	71
Figure 10.1	Drillhole Location Plan	74
Figure 10.2	Typical West-East Cross-Section	75
Figure 11.1	Location of Geometallurgical Samples – Plan View	79
Figure 11.2	Location of Geometallurgical Samples – Cross section View	80
Figure 11.3	Gold Blank 62	81
Figure 11.4	Gold blank 66	81
Figure 11.5	Gold Blank 70	82
Figure 11.6	Gold Standard G310-9 – 3.29 g/t Au	83
Figure 11.7	Gold Standard G313-10 - 46.27 g/t Au	83
Figure 11.8	Gold Standard G907-4 - 3.84 g/t Au	84
Figure 11.9	Gold Standard G905-7 – 3.92 g/t Au	84
Figure 11.10	Gold Standard G910-7 – 0.51 g/t Au	85
Figure 11.11	Gold Standard G910-8 – 0.63 g/t Au	85
Figure 11.12	Gold Standard G914-10 – 10.26 g/t Au	86
Figure 11.13	Gold standard G311-1 – 0.52 g/t Au	86
Figure 11.14	Copper Standard GBMS911-1 – 10,034 ppm Cu	87
Figure 11.15	Copper Standard GBM398-1 – 14,823 ppm Cu	87
Figure 11.16	Copper Standard GBM398-1 – 14,823 ppm Cu	88
Figure 11.17	Copper Standard GBM398-4 – 3,891ppm Cu	88
Figure 11.18	Copper Standard GBM914-10 – 1,864ppm Cu	89
Figure 11.19	Lead Standard GMBS911-1 – 5,846 ppm Pb	89
Figure 11.20	Lead Standard GBM398-1 – 26,669 ppm Pb	90
Figure 11.21	Lead Standard GBM398-4 – 4,671 ppm Pb	90

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Figure 11.22	Lead Standard GBM914-10 – 4,671 ppm Pb	91
Figure 11.23	Zinc Standard GBM398-1 – 20,295 ppm Zn	91
Figure 11.24	Zinc Standard GBM398-4 – 5,117 ppm Zn	92
Figure 11.25	Zinc Standard GBM914-10 – 9,697 ppm Zn	92
Figure 11.26	Zinc Standard GMBS911-1 – 1,219 ppm Zn	93
Figure 11.27	Cross Laboratory Checks	93
Figure 11.28	Scatter Plot Original Versus Duplicate - Au	94
Figure 13.1	Current Test Work Flowsheet	97
Figure 13.2	Size distributions of Native Au in all Size Fractions	101
Figure 13.3	Gold Recovery in MCS Ore Sample on Size-by-Size Basis	103
Figure 13.4	The Test Flowsheet and Flotation Conditions Used for Production of Selective Cu and Py Concentrates	105
Figure 13.5	Bulk Sulfide Flotation Followed By Selective Copper Flotation	106
Figure 13.6	Open Cleaner Flotation Results of Cu/Py Sequential Flotation	108
Figure 13.7	Flotation of UHG Ore Sample Using the Optimum Flotation Conditions	109
Figure 13.8	Locked Cycle Test Flowsheet	110
Figure 13.9	Cumulative Grain Size Distributions of Gold for all Samples	118
Figure 13.10	Au and Cu recoveries as a Function of Primary Grind Particle Size	122
Figure 13.11	A Typical Mill-Float-Mill-Float (MF2) Flowsheet	122
Figure 13.12	Au Grade of Bulk Flotation Tail at Different Primary and Secondary Grind Particle Sizes for HG Ore Sample	123
Figure 13.13	Production of Pyrite Concentrate from Cu Scavenger Tail (MCS ore sample)	124
Figure 13.14	Master Composite Sample Locked Cycle Flotation Flowsheet	125
Figure 13.15	Relationship Between Au grade of Feed and Pyrite Concentrate of the Variability Samples	129
Figure 14.1	Location in Plan of Voids Intersected by Drillholes (red points)	141
Figure 14.2	Cross-Section Showing the Modelled Lithologies	143
Figure 14.3	Cross-Section Showing the Modelled Alteration	144
Figure 14.4	Probability Plot Showing Gold Grades by Lithology	145
Figure 14.5	Probability Plot Showing Copper Grades by Lithology	145
Figure 14.6	Histogram of Drillhole Sample Lengths	146
Figure 14.7	Copper Probability Plot (showing the two distributions)	147
Figure 14.8	Gold Probability Plot Gold (showing the two distributions)	147
Figure 14.9	Silver Probability Plot (showing the two distributions)	148
Figure 14.10	Zinc Probability Plot (showing the two distributions)	148
Figure 14.11	Lead Probability Plot (showing the two distributions)	149
Figure 14.12	Arsenic Probability Plot (showing the two distributions)	149
Figure 14.13	Sulphur Probability Plot (showing the two distributions)	150
Figure 14.14	Log-Probability Plot for Copper	151
Figure 14.15	Drillhole Samples Lengths	151
Figure 14.16	Mineral Resource Classification – Plan View	155
Figure 14.17	Section Showing Mineral Resource Classification	156
Figure 14.18	Grade - Tonnage Curve - Main Zone - Measured	160
Figure 14.19	Grade - Tonnage Curve - Main Zone - Indicated	160
Figure 14.20	Grade - Tonnage Curve – Main Zone – Inferred	161
Figure 14.21	Grade - Tonnage Curve - South Zone - Indicated	161

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Figure 14.22	Grade - Tonnage Curve - South Zone – Inferred	162
Figure 14.23	Copper SWATH Plot – South-North	162
Figure 14.24	Copper SWATH Plot – West-East	163
Figure 14.25	Copper SWATH Plot – Vertical	163
Figure 14.26	Gold SWATH Plot – South-North	164
Figure 14.27	Gold SWATH Plot – West-East	164
Figure 14.28	Gold SWATH Plot – Vertical	165
Figure 15.1	Longitudinal View of the Underground Mine Design (740,650mE)	167
Figure 16.1	Longitudinal View of the Underground Mine Design (740,650mE)	172
Figure 16.2	Cross-section of Hod Maden Deposit Looking North, Showing Resource Holes (red)and Geotechnical Holes (blue)	174
Figure 16.3	Modified Mathews Short-Term Stability Estimate for Proposed Stoping Dimensions	176
Figure 16.4	Support Requirements for Access Development Based on the Q System	178
Figure 16.5	Longsection View of the Underground Mine Development and Ventilation Layout	181
Figure 16.6	Typical Transverse Stoping Layout	184
Figure 16.7	Typical Longitudinal Stoping Layout	185
Figure 16.8	Longitudinal View of Zones and Mining Blocks Looking East	186
Figure 16.9	Isometric View of Mining Stopes and Weighted Au Grade Looking North-East	187
Figure 16.10	Isometric View of Mining Stopes and Weighted Cu Grade Looking North-East	188
Figure 16.11	Representative Sublevel Arrangement in Plan (Level 760 mRL)	189
Figure 16.12	Primary Ventilation System Overall Strategy	191
Figure 16.13	UCS vs Cement Content	198
Figure 16.14	Isometric South Valley Waste Dump Looking North -East	200
Figure 16.15	Mobile Equipment Fleet Levels	202
Figure 16.16	Underground Diesel Fuel Consumption Profile	206
Figure 16.17	Underground Magazine Location	207
Figure 16.18	Estimated Annual LOM Underground Power Demand	208
Figure 17.1	Simplified Process Flow Diagram	210
Figure 18.1	Example of Two Storey Accommodation Complex	232
Figure 18.2	Yukarimaden Access Road - Intersection at Main Road	233
Figure 18.3	Yukarimaden Access Road	233
Figure 18.4	Road Plan	234
Figure 18.5	Typical New Road Cross Section	235
Figure 18.6	Typical Tunnel Cross Section	235
Figure 18.7	Overall Water Balance Schematic	238
Figure 18.8	TSF Design	243
Figure 18.9	Hopa Port	246
Figure 19.1	2016-2018 weekly London Fix movement; by year (Source www.kitco.com)	248
Figure 19.2	Copper Spot Price – February 27, 2013 to February 27, 2018, and current year	249
Figure 20.1	Saliçor Valley Looking North West; Note the Pastures and Degraded Forest on the Northern Side, and Thicker Coniferous Forest on the Southern Side	260
Figure 20.2	Saliçor Valley Looking West South West. Note that Much of the Forest is Quite Degraded	260
Figure 20.3	Saliçor Valley Looking West. Note the Different Vegetation on the Valley Floor	261
Figure 20.4	Maden Valley from Proposed Portal Location. Forestry Areas are Very Degraded	261

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Figure 20.5	Powerline Valley from Maden Valley Looking North. The Forest is Very Degraded and the Soils Eroded	262
Figure 20.6	Habitat Near Maden Creek	262
Figure 20.7	Indication of Deriner Dam Water Collection Basin in Licence Fields Map	270
Figure 20.8	Sub-basin Surface Waters in Licenced Fields Hydrological Network	271
Figure 20.9	Project Area Drainage Catchment Basins & FMS (AGI) Locations	272
Figure 20.10	Location of Flow Rate Measurements	273
Figure 20.11	Maden Creek in May 2016 Upstream of the Mine Area	273
Figure 20.12	Location of Surface Water and Ground Water Sampling	275
Figure 20.13	Water Quality Monitoring and Sampling Locations on Topographic Map, April 2013	276
Figure 20.14	Air Quality Measurements Map	278
Figure 20.15	Map Shows Noise Measurement Points	279
Figure 20.16	Map Indicating the Locations of the Earth and Sediment Sampling Points as per the Foreseen Activity Areas	280
Figure 20.17	Soil Classification Map	281
Figure 20.18	Plot of a Comparison of the Relative Contribution of the Three Different Sulphur Fractions Among the Different Waste Rock and Ore Samples	282
Figure 20.19	Plot of Neutralisation Potential (NP) versus Acidifying Potential (AP) to Distinguish PAG from Non-PAG Samples	282
Figure 20.20	Land Use Status of Licence Areas and Surroundings	286
Figure 20.21	Maden Valley Looking North; Agricultural Area in the Foreground	286
Figure 20.22	Dry Farming Area Adjoining Degraded Forest	287
Figure 20.23	Location of Licence Areas on the Environmental Plan	288
Figure 20.24	Local Context of the Project	289
Figure 21.1	Main Structure Organisation Chart	311
Figure 21.2	Mining Organisation Chart	313
Figure 21.3	Processing Organisation Chart	315
Figure 21.4	HSE Organisation Chart	317
Figure 21.5	HR and Administration Organisation Chart	318
Figure 21.6	Finance Organisation Chart	319
Figure 21.7	CR Organisation Chart	319
Figure 21.8	IT Organisation Chart	320
Figure 21.9	Annual Mining Operating Cost by Area	321
Figure 21.10	Annual Mining Labour Estimate	322
Figure 21.11	Annual Mining Power Consumption Estimate	322
Figure 21.12	Annual Fuel Consumption Estimate	322
Figure 21.13	Process Plant and Infrastructure Operating Cost	323
Figure 22.1	Project Annual Cash Flows	334
Figure 22.2	Post Tax NPV Sensitivity Chart	335
Figure 22.3	Post Tax IRR Sensitivity Chart	335
Figure 23.1	Tennemet Map	338
Figure 24.1	Proposed Owners Team Structure	342
Figure 24.2	Proposed Head EPC Contractor Engineering, Procurement and Project Management	343
Figure 24.3	Proposed Head EPC Contractor Construction Team Structure	344
Figure 24.4	Proposed Commissioning Team Structure	345

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1	SUMMARY

1.1	Introduction

This Technical Report presents the findings of a Pre-Feasibility Study (PFS) undertaken for the proposed development of a gold-copper mine at the Hod Maden Project (Hod Maden or “the Project”) in north eastern Turkey. The Project is located within the Hod Maden Property (Property) which is owned by Artmin Madencilik San. Tic. A. Ş (Artmin); a jointly owned company between Lidya Madencilik (Lidya) (70%) and Sandstorm Gold Ltd. (Sandstorm) (30%).

This Technical Report has been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1. The Mineral Resource and Mineral Reserve statements reported herein were prepared in conformity with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

AMC Consultants Pty Ltd (AMC), GR Engineering Services Limited (GRES) and Hacettepe Mineral Teknolojileri Ltd. Şti (HMT) (the Consultants) were engaged to prepare this Technical Report for Sandstorm.

In summary, the Consultants prepared the following aspects of this Technical Report:

•	GR Engineering Services Limited (GRES)	property description, climate, accessibility process/metallurgy, and infrastructure.
•	AMC Consultants Pty Ltd (AMC)	history, mineralisation and geology, deposit types, sampling methods, adjacent properties, mining geotechnical, mining engineering, environmental, social and economic analysis.
•	Hacettepe Mineral Teknolojileri Ltd. Şti (HMT)	metallurgical sample selection, metallurgical test work management and interpretation.

The Consultants were supported by a number of specialists appointed by Artmin, and personnel from Artmin itself. This included Golder Associates (Turkey) Ltd. (Golder), SRK Danışmanlık ve Müh. A.Ş. (SRK) and the owner’s environmental team all contributing to the environmental parts of this Technical Report, Golder, INR Engineering & Consultancy Inc. (INR) and MWH Stantec (MWH) contributing to the hydrology/hydrogeology understanding of the Project, and other experts providing knowledge and information about matters including mineal tenure and status, royalties, taxation, concentrate sales, freight, permitting and utility connection.

1.2	Property Description and Location

The Project is located in eastern Turkey, Artvin Province, near the border with Georgia and is accessible from Artvin city (approximately 50 kilometres) or from Erzurum city (130 km via Yusufeli) as shown in Figure 1.1. The highways from Artvin or Erzurum are asphalt to the new main road junction alongside the new reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The Project is well positioned to access infrastructure. Yukarimaden village lies within the Property and has limited power, running water, and sewage treatment facilites. Two high tension power lines (154 kV & 380 kV) stretch across hilltops above the Project area.

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Two concentrate handling facilities and ports are situated on the Black Sea coast near the Project. The closest is Hopa, approximately 120 km by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 km from the Project.

Figure 1.1	Location & Access Map

The Property consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares; the licences are 100% owned by Artmin. The current mining area of interest extends over a strip of land oriented north-south that runs across the centre of the Property. Surface ownership land, owned by numerous parties, sits over much of the lower elevations, whereas the bulk of the licence areas are owned by the State (“forestry lands”).

The landscape of the Project area is characterised by steep sided valleys. Elevation varies between 800 and 1,600 m ASL. Small holding market gardens, orchards or hobby farms are located at the base of the valleys, although many are fallow. At higher elevations there is also some surface ownership land that is used for hay making, although most of it is barren rock, meadows and forest (of varying quality, much of it poor).

The area enjoys variable climate due to the changes in elevation, but in general the Project location has a mild oceanic climate, with rainfall all year round, warm summers and cool winters. Snowfall is not uncommon, but at lower elevations it is normally very light and not certain every year. Vegetation is quite prolific, particularly in the arable areas (soils are quite thin up-slope).

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1.3	Mineralisation

The Property is situated within the Eastern Pontides tectonic belt, extending along the south-eastern Black Sea coastline of Turkey. The Hod Maden deposit lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy, which to the northwest hosts several volcanogenic massive sulphide type deposits (VMS), such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralisation and broader hydrothermal alteration.

Gold-copper mineralisation is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast “Hod Maden Fault Zone”. Mineralisation occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur in the zonation away from the main gold and copper sulphide minerals.

Geological data indicates that mineralisation is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralisation formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

1.4	Exploration

Geophysical exploration commenced in the early 1970’s with induced polarisation and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the property in 1974.

Drilling prior to 2014 has not been used in the Mineral Resource estimation; however it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25000 scale was completed in 2013, over an area of four square kilometres covering the south and central mineralised hydrothermally altered zone. From this work the genetic model of mineralisation progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus was on the central zone, was completed. This included a number of rock samples.

In 2015 a gravity survey was undertaken to define the buried mineralisation border. Identified anomalies do not correlate well with the intersected mineralisation.

Between 2014 and 2018, 190 either PQ or HQ holes were drilled into the Hod Maden deposit. Fifteen of these holes were twin holes drilled due to a problem with core recovery. The drill spacing through the central areas is on an approximate 45 m x 30 m grid, and most holes dip approximately 60°, either to the west or east.

Detailed geological logging was completed on site and half core was sent for analysis at one of two laboratories. A quality assurance / quality control program was implemented with the regular submission of certified reference material / standards, certified blanks, and field duplicates. The quality assurance / quality control program results are good for all potentially economic elements being assayed.

Pulp duplicates were submitted to a second laboratory for gold analysis. The results of which indicate a good correlation between the original and the pulp duplicate.

1.5	Mining Outcomes

1.5.1	Mineral Resources

Mr. Rodney Webster of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Resource estimates. The Mineral Resource is reported in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Resource estimate, reported above a cut-off of 2.0 g/t AuEq, for the two areas being considered, is shown in Table 1.1. Mineral Resource estimation was based on assays received as at 31 January 2018.

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Table 1.1	Mineral Resources Estimate as at 31 May 2018

	Tonnes	AuEq (g/t)	Au	Cu	Ag	Zn	Pb	As	S
	(kt)		(g/t)	(%)	(g/t)	(%)	(%)	(ppm)	(%)
Main Area
Measured	4,630	12.8	9.6	1.5	2.6	0.08	0.01	139	12.7
Indicated	4,507	14.0	9.8	2.0	5.1	0.14	0.02	181	15.5
Total	9,137	13.4	9.7	1.8	3.9	0.11	0.01	160	14.1
South Area
Measured	0	0	0	0	0	0.00	0.00	0	0
Indicated	2,522	4.2	3.5	0.3	0.9	0.11	0.01	54	6.6
Total	2,522	4.2	3.5	0.3	0.9	0.11	0.01	54	6.6
Total Main plus South Areas
Measured	4,630	12.8	9.6	1.5	2.6	0.08	0.01	139	12.7
Indicated	7,029	10.5	7.6	1.4	3.6	0.13	0.01	135	12.3
Total	11,659	11.4	8.4	1.5	3.2	0.11	0.01	137	12.5
Total Inferred
Main Area	447	3.7	1.6	1.0	1.6	0.16	0.01	51	10.3
South Area	416	3.6	3.0	0.3	0.7	0.04	0.00	26	5.3
Total Inferred	864	3.7	2.3	0.7	1.2	0.10	0.00	39	7.9

Notes:	1. Mineral Resources are stated as at 31 May 2018 and using metal prices of US$1,250 oz Au and US$3.0 lb Cu.
2. Canadian Institute of Mining (CIM) Definition Standards (2014) were used for reporting of Mineral Resources.
2. The Mineral Resources are total and inclusive of any Mineral Reserves.
3. Errors in the totals are due to rounding.
4. AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
5. The South Area is defined as being south of 4,542,025 mN.
6. No allowance has been made for any previous mining.
Note:	Only gold and copper are considered as economic, other elements are shown here for completeness.

AMC is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates.

1.5.2	Mineral Reserves

Mr. Andrew Hall of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Reserve estimates. The Mineral Reserve is reported in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Reserve estimate, reported above a cut-off of 2.6 g/t AuEq, is shown in Table 1.2.

Table 1.2	Mineral Reserve Estimate as at 31 May 2018

Classification	Tonnes (kt)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (koz)	Cu (kT)
Proven	4,289	8.6	1.4	11.6	1,191	59
Probable	4,831	9.1	1.4	12.2	1,418	70
Total	9,120	8.9	1.4	11.9	2,609	129

Notes:	1. The Mineral Reserve is estimated as at 31 May 2018 and using metal prices of US$1,250 oz Au and US$3.0 lb Cu.
2. Canadian Institute of Mining (CIM) Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
3. Errors in the totals are due to rounding.

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4. AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
5. Silver is not included in the AuEq calculation. It contributes only about 0.1% to the ore value.
6. The estimation was carried out using a cut-off grade of 2.6 g/t AuEq and a mining recovery of 95%.
7. Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
8. Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
9. Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
10. Exchange rate used is 3.78 TRY = USD $1.00.

Mineral Reserves were defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.

Mineral Resources were converted to Mineral Reserves recognising the level of confidence in the Mineral Resource estimate and reflecting modifying factors, and after consideration of all mining, metallurgical, social, environmental, statutory and economic aspects of the Project.

AMC is not aware of any mining, metallurgical, infrastructure, permitting or other issues above those discussed in this Technical Report that could materially affect the stated Mineral Reserve estimates.

1.5.3	Geotechnical

The geotechnical study involved a limited drilling programme of geotechnical characterisation and rock mass classification. The Main Area of the Hod Maden deposit has been extensively drilled for resource definition.

The overburden at the Project is mostly either alluvial or fluvial deposits in the flood plain of the river, and colluvium around the base of the steep slopes surrounding the Project. Overburden depths vary and extend to 28 m, while weathering can extend down to 30 m in rock, and to more than 50 m in shear zones. There is, however, potential for much deeper and variable weathering profiles along the contacts of the lithologies and major faults.

Due to the fault zone hosted nature of the deposit, the strata in the vicinity of the mineralisation are substantially disturbed, leading to a high variability in individual joint directions and only tenuous localisation into sets. Faulting is widespread, particularly on the hangingwall side of the main orebody, while faulting on the footwall side tends to be wider, but mostly confined to the margins of the upper half of the orebody.

No in situ stress measurements have been completed at the Project. The mine is not expected to be subjected to high stress as mining is expected to only reach around 500 m depth. However, the positioning of the orebody in a valley between relatively high mountains, with peaks up to 700 m above the valley floor, may result in a high horizontal to vertical stress ratio. Based on the relatively shallow depths, mine induced seismicity is not likely to develop.

Results of the geotechnical analysis indicated stable stope dimensions corresponding to a sublevel interval of 25 m, back widths from a minimum of 5 m in longitudinal stopes to 20 m in transverse stopes, and stope lengths before backfilling of between 20 and 25 m.

At these stope dimensions, overbreak and dilution from geotechnical causes are predicted to be 0.5 m from both the hangingwall and footwall. Increased dilution is likely in areas where large scale structures are in close proximity to the designed stope geometries. These areas may require specialised blasting techniques or pre-support to minimise dilution.

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1.5.4	Underground mining

The Project will use mechanised methods, with the planned underground mining method being Long Hole Open Stoping (LHOS).

Most of the Main Area will be mined using Transverse LHOS in a primary/secondary bottom-up mining sequence. Longitudinal LHOS will be used in the South Area, and in the Main Area where the orebody can be mined to its entire width of 10 m or less.

Paste backfill will be used to fill open stope voids to increase ore recovery, with rockfill also being used as the opportunities arise without compromising the mining sequence or future mining stope integrity.

Drilling and extraction drives will be established at the top (drilling) and base (extraction) of each level accessed from a footwall drive located approximately 20 m horizontally from the orebody. The adopted vertical spacing of levels will be 25 m with each level accessed from a cross-cut connecting the level development to the decline.

Mining within the Main zone will be below the 835 mRL, with mining blocks comprising groups of four levels (typically) below 810 mRL, to be established every 100 m vertically. Within the 100 m block height, sub-levels will be driven at 25 m vertical spacing. Access to the sub-levels will be gained by ramp and cross-cuts. Ore development to access the deposit will be for a distance of up to 125 m north and south (each side) of the access point. Slots will then be developed between sub-levels followed by retreat LHOS towards the access in approximately 20 m panels. The lowest elevation sub-level within each mining block, will lead the mining front. Broken ore will be drawn down in a controlled fashion to provide interim wall support and assist in minimising wall dilution. Backfill barricades will be constructed on the lower levels other than the uppermost, after the extraction of each panel. The mining cycle will thus involve ore development, followed by drilling, blasting, mucking, and backfilling.

Figure 1.2 is a longitudinal view of the orebody looking east, showing the location of the Main and South Areas, and the split of the orebody into mining blocks.

The major goal in mine scheduling was to access higher grade gold and copper ores (Blocks 2 and 1 respectively), as early as practicable while minimising development costs.

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Figure 1.2	Longitudinal View of the Underground Mine Design (740,650mE)

1.5.5	Mining Schedule

Ore production commences during Year -1 with target production of 0.9 Mtpa projected to start during Year 3 and be maintained for eight years. A total of 9.1 Mt of ore with an average grade of 8.9 g/t Au and 1.4 % Cu, is scheduled to be mined during the 13-year mine life and processed over an 11-year period.

The mine schedule was developed to achieve the required ore production rate, whilst balancing head grade and production sources.

There is limited surface run-of-mine (ROM) stockpile capacity available, equivalent to three to five days mill feed capacity, depending on ROM management design and strategy. Due to the limited ROM capacity and minimal blending capabilities available, the mined ore will be primarily direct feed, with ROM reclaim conducted to achieve mill feed shortfalls.

Head grade is projected to be variable on a month-to-month basis within the mine production schedule primarily due to the fixed mining sequence, the distribution of the higher grade gold and copper ore and limited surface ROM stockpile.

Key indicators for mine production are provided in Table 1.3.

Table 1.3	Key Indicators for Mine Production

Item	Unit	Total
Mill feed	kt	9,120
Grade – gold	g/t	8.9
Grade – copper	%	1.4

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Item	Unit	Total
Grade – AuEq	g/t	11.9
Ounces – gold (contained in concentrate)	koz	2,030
Tonnes - copper (contained in concentrate)	kt	123
Waste tonnes	kt	1,984
Total tonnes	kt	11,104
Waste ratio (w:o)	t:t	0.21

Table 1.4 summarises the annual LOM mine physicals.

Table 1.5 summarises the annual LOM processing physicals.

Table 1.6 summarises the annual LOM concentrate physicals.

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Table 1.4	LOM Mine Production Schedule Physicals

Ore Production	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Ore production (kt)	-	54	775	895	908	898	903	901	903	901	901	901	182	9,120
Gold (g/t)	-	11.5	9.3	11.0	9.9	7.5	9.7	8.9	7.5	9.2	9.0	8.5	4.8	8.9
Copper (%)	-	1.2	0.8	1.1	1.2	1.3	1.4	1.6	1.7	1.9	1.6	1.7	1.3	1.4

Table 1.5	LOM Processing Schedule Physicals

Ore Production	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Ore production (kt)	-	-	829	886	902	900	900	900	902	900	900	900	200	9,120
Gold (g/t)	-	-	9.5	10.9	10.0	7.5	9.6	8.9	7.6	9.3	9.0	8.5	5.1	8.9
Copper (%)	-	-	0.9	1.1	1.2	1.3	1.4	1.6	1.7	1.9	1.6	1.7	1.3	1.4

Table 1.6	LOM Concentrate Physicals

Ore Production	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Cu Concentrate (t)	-	-	33	44	51	53	60	66	70	82	69	71	12	610
Gold (g/t)	-	-	181.8	171.2	136.2	99.0	112.2	93.1	75.2	78.8	90.4	83.2	64.0	103.5
Copper (%)	-	-	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1
Gold (koz)	-	-	194	240	223	168	215	198	169	207	201	189	26	2,030
Copper (kt)	-	-	7	9	10	11	12	13	14	16	14	14	2	123

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1.6	Mineral Processing and Metallurgical Test Work

1.6.1	General

The Hod Maden deposit is characterised as relatively high sulphide (sulphide minerals represent about 25% of the material in the mineralised zones) epithermal veins where the gold and mineralisation is associated with sulphides (pyrite, chalcopyrite and in the south zone some sphalerite) in brecciated veins set in a porphyritic andesite.

Conventional ore processing techniques have been selected to be tested in the laboratory in order to understand the suitability of process selection and provide interpreted metallurgical data for subsequent metallurgical design.

The testing concept that has been applied was to understand ore breakage parameters to liberate economic minerals and assess the response of mineral processing concentration techniques to beneficiate the ore (froth flotation). There appears to be little gravity recoverable gold and the gold is essentially very fine in nature. As stated above, most gold is associated with sulphides, and that which cannot be concentrated into a copper rich concentrate is quite refractory. Given social sensitivities, the use of cyanide in leaching or other processes has been discounted.

Key outcomes of the test work programme and subsequent metallurgical interpretation include:

•	Ore types are moderately tough with an average unconfined compression strength (UCS) of 120 MPa;
•	Ore types are moderate hardness with maximum Bond Ball Work indices of 16.7 kWh/t;
•	Gravity recovery to what is essentially a sulphidic concentrate has been found to average no better than 15%, and the concentrate realised was not upgradable to smelting feed;
•	Test work was conducted to investigate sequential flotation and bulk flotation followed by differential flotation. It was originally envisaged that a saleable pyrite concentrate could be produced from a copper concentrate tailing (or sequentially); however it was discovered that the gold grade in the pyrite itself is quite low, hence even with high sulphur content pyrite concentrates, the gold grades in such were quite low (i.e. the payability of gold in such and the NSR would be quite low after transport and treatment costs are applied; marketing opportunities also low);
•	Given these findings, focus was applied to maximising gold recovery to copper concentrate. It was found that the mill (to P80 106 µm) – bulk float – mill (to 38 mm) – bulk (scavenger) float, provided the highest net gold recovery to copper flotation feed, and once the bulk concentrate was reground to P80 30 µm that gold recovery could be maximised to a +20% Cu copper concentrate. Essentially the objectives in processing will be to capture the copper minerals, gold associated with copper minerals, fine gold liberated from pyrite and the pyrite containing higher concentrations of gold (essentially pyrite with gold on the surface of the crystals). Gold loss is essentially to the copper scavenger tailing, which can realise a high sulphur pyrite concentrate, however due to the questionable marketability of this material (the value as acid plant feed is similar to the transportation cost if sent to north-east Asia) if payable levels of gold concentration cannot be reached, a pyrite cleaning step has been excluded from the flow sheet at this stage. Interestingly, the gold in the copper concentrate can be considered free milling, whereas the gold in tailing refractory;
•	Although fine grinding maximises recovery, solid liquid separation of products is a challenge and will require larger equipment than would be benchmarked against a similar project. Given that the copper circuit tailing contains significant gold, it will be discharged into a conventional valley fill tailings storage facility for potential future exploitation. Low sulphide bulk flotation tailings will be used for paste backfill; hence a filtration application will be necessary. The fineness of the bulk tailing also causes high cement addition demand to reach target backfill strength;

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•	Overall recovery is predicted at 77% for gold and 94% for copper to concentrate. There is potential to increase recovery (up to 93% for gold) by the application of a leach and recovery circuit to treat flotation tailings (which is subject to a deferred study/capital project).

1.7	Recovery Methods

The process design has been based on metallurgical test work, experience and knowledge gained from operations treating similar ore types, designs included in the previous studies for the Project and the overall project parameters determined from geological, mining, environmental and economic considerations. The process plant will treat 900,000 tpa. The treatment plant design is based on proven gold and copper recovery technology and incorporates the following unit operations.

•	Single stage crushing incorporating a single toggle jaw crusher in open circuit with the target crushed product P80 of 76 mm;
•	A crushed product storage bin with facilities to manually create and reclaim stocks by front end loader (FEL) to feed the mill during periods when the crushing circuit is offline or to adjust SAG mill feed charge grading;
•	A primary SAG mill in closed circuit operation with cyclone classifiers to produce a cyclone overflow product with P80 of 106 µm;
•	Bulk flotation roughing;
•	A secondary ball mill in closed circuit operation with cyclone classifiers to produce a cyclone overflow product with P80 of 38 µm;
•	Bulk flotation scavenging and a single stage of cleaning;
•	Regrinding of bulk flotation concentrate in a conventional ball mill in closed circuit operation with cyclone classifiers to produce a cyclone overflow product with P80 of 30 µm;
•	Copper rougher/scavenger flotation (scavenger concentrate back to regrind);
•	Three stages of copper cleaning;
•	Concentrate thickening, dewatering (filtration) and bagging;
•	Bulk flotation tailing (low sulphide tailing) thickened and pumped to Maden Valley dewatering and paste plant; sulphidic tailing (bulk scavenger cleaner tailing, copper scavenger cleaner tailing) thickened and pumped to the tailings storage facility in Saliçor valley;
•	Dewatering of low sulphide tailing (filtration), which in turn will be either mixed into cemented paste and returned underground (either directly from the filtration plant or recycled via an intermediate stockpile) or co-disposed with mine waste;
•	Reagents mixing, storage and distribution facilities;
•	Services and ancillary processes.

Bagged concentrate will be transported to Hopa Port on flat bed trucks.

A schematic diagram of the intended concentrate only plant is provided in Figure 1.3 below.

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Figure 1.3	Overall Concentrate Only Plant Flow Sheet

TSF DIVERSION WEST
BEIGHT PUMP 1
TSF
TOE DAM
TSF DIVERSION EAST
WATER HARVEST PUMP 1
NORTH VALLEY DRAINAGE EAST
WEIR 1
NORTH VALLEY CREEK EAST
CAMP
SEWAGE TREATMENT PLANT NORTH
PROCESS WATER TANK
RAW WATER TANK
WELLFIELD
GLAND WATER
FIRE WATER
FIRE WATER SYSTEM
POTABLE WATER FEED
POTABLE TREATMENT PLANT
POTABLE TANK
ADMINISTRATION
SULPHIDE TAILINGS
PROCESS PLANT
CONCENTRATE
LIME
AIR
WATER TREATMENT
MINE FACILITIES
STP SOUTH
CONTACT CATCHMENT DAM
EMERGENCY SPILL
FILTRATE
PASTE PLANT
SITE DIVERSION NORTH EAST
CREEK
NON CONTACT INFLOW
WATER HARVEST PUMP 2
WEIR 2
SPILL
SITE DIVERSION NORTH WEST
NORTH VALLEY CK WEST
SOUTH FIRE WATER TANK
WASTE DUMP EXT
WASTE TOE DAM
MINE DEWATERING
MINE
GROUND WATER SEEPAGE
WASH DOWN
OIL SEP
SITE DIVERSION SOUTH EAST
WATER HARVEST PUMP 3
SOUTH VALLEY CREEK EAST
WEIR 3
DIVERSION PIPE/CHANNEL
SITE DIVERSION SOUTH WEST
SOUTH VALLEY CK WEST
PRELIMINARY / NOT FOR CONSTRUCTION

REFERENCE DRAWING	DRAWING NUMBER	REV	DATE	REVISION	DRN	CHK	TECH	PROJ
		B		ISSUE FOR STUDY	LJH			
		A		PRELIMINARY	JDH			

WHEN IN DOUBT - ASK
DO NOT SCALE

GR ENGINEERING SERVICES LTD
ENGINEERING CONSULTANTS AND CONTRACTORS

DRAWN: JDH 04/12/2017

ARTMIN MADENCILIK
HOT MADEN GOLD-COPPER PROJECT
HOT MADEN GLOBAL - WATER BALANCE
PROCESS FLOW DIAGRAM

A1 | JOB No 12301 | DWG No 12301-F-101 | REV B

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1.8	Infrastructure

1.8.1	General Infrastructure

The Project is a greenfield site. Some infrastructure has already been established to support the exploration activities but this will only be used for pioneering activities once the Project is approved to proceed.

A key piece of infrastructure that will be required to advance and operate the Project will be an access road from the main Artvin – Erzurum highway. This will involve a 2.3 km tunnel, bridges and a significant road along the Saliçor Valley. Once established the current “provincial secondary road” that services the Maden Valley will not see any significant mine traffic. The current forestry road between Saliçor Valley and Maden Valley will be upgraded for secondary egress, however most mine traffic to the Maden Valley will be via the Main Adit. The Maden Valley infrastructure will still be linked to the existing road via the short road across the valley and used to access ventilation fans, but this road will have controlled access at a position above the valley floor. Similarly, there will be a gate house and controlled access to the Saliçor Valley adjacent to the proposed mine accommodation area, and controlled access to the east.

The proposed mining area access road will be an all-weather “chipseal” road, beyond which the roads will be compacted unsealed roads (again all weather).

The general site infrastructure required for the development of the Project will include:

•	Access roads linking the tailing dam and camp site with the process plant;
•	Mining haul roads;
•	Accommodation camp;
•	Messing facilities;
•	Main office;
•	First aid and ambulance post;
•	Fuel handling facilities;
•	Mine change house (Dry);
•	Power supply (from National Grid);
•	Stores;
•	Sewage treatment facilities;
•	Mining and plant maintenance workshops;
•	Warehouse;
•	Mine area administration buildings;
•	Laboratory;
•	Reagents storage building;
•	Communications upgrade;
•	Security facilities;
•	Water treatment facilities;
•	Water supply facilities (including a potable source);
•	Emergency response facilities including fire-fighting equipment.

Concentrate will be shipped out of a privately owned port at Hopa (Park Denizcilik Ve Hopa Liman İşletmeleri A.Ş.).

It is important to note that accommodation on site will be limited to approximately 120 person camp (out of a workforce circa 465 persons). Bus transport will be provided for the majority of the workforce in and out of Artvin city each day, where it is expected that the workers will find their own accommodation. Workers will arrive on site, report to the change house and then be bussed to the operating areas around site. Underground workers will be transported via the Main Adit to the Maden Valley before commencing and at the end of shift.

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1.8.2	Tailings Storage Facility and Waste Dump

INR has completed preliminary basic engineering on the tailings storage facility required for sulphidic tailings under the oversight of AMC.

The tailings management system will consist of two distinct facilities. Sulphidic tailings will be discharged into a standard high-wall valley fill facility (downstream construction) on the northern side of the Saliçor Valley. As this material is likely to be Potential Acid Generating (PAG), it will be lined with 2 mm HDPE as per Turkish regulations. Deposition will be subaerial via spigots and conductor pipes on the inner embankment. Water decanted off this dam will return to the process water system. A toe dam will be installed at the base of the dam to collect embankment runoff.

Low sulphide tailings that are not to be returned underground (between 30 - 50,000 tpa) will be put into a mixed tailings and waste facility located on the northern side of Maden Valley (in a gulch known as Power Line Valley). This facility will also be lined and any drainage captured in a toe dam and pumped into the process water or water treatment systems.

Both these facilities will be ringed by diversion drains (as will all production pads) to minimise ingress of water and hence volumes of “contact” water.

All development waste, apart from that sourced during the North portal and initial year of decline development, will be hauled to the primary surface waste dump located within the south valley. Waste material will be hauled via the main decline and co-disposed with non-sulphide tailings. Material designated as Potential Acid Forming (PAF) will be placed within designated cells within the waste dump to minimise Acid Mine Drainage (ARD).

Non-sulphide tailings will be used in the cemented backfill cycle as required, with excess capacity directed to the surface waste dump. Shortfalls in the tailings requirements for the cemented paste backfill will be sourced as reclaim feed material as required.

A conceptual waste dump was designed to be positioned to the north-east of the planned south valley portal and infrastructure location (paste backfill plant, workshops, go zone etc.) with a capacity of 1.90 Mbcm. To achieve the desired capacity, approx. 0.3 Mbcm of material is required to be excavated from the north-east wall of the valley to enable ramp access to be constructed. This material could be used in the construction of the working area of the primary south valley infrastructure and construction of the necessary dump bunding and initial PAF containment cells. If additional dump capacity is required, there is potential for additional lifts to be added, subject to geotechnical considerations.

1.8.3	Water Management and Supply

Water management will be a key issue at the Project and a fully contained system has been designed. It is envisaged that mine dewatering will provide the bulk of the processing water supply in the early years of operation at least. Some water harvesting will be possible from the Saliçor and Maden Creeks, however this has not yet been confirmed as an allowable strategy. Some wells will be required to balance water demand requirements, and the location of these is yet to be determined. An alternative could be to buy water from the Deriner Dam (Çoruh River), which would be charged at the cost of hydro-electric power loss (reduction in head, which is likely to be very small given the modest demand), plus pumping cost. Water supply needs for the Project (processing plant and camp) have been assessed and the water balance summary has been produced, including coverage for;

•	The processing plant will require a total of 1,200 m3/day of new water to operate; water circulation is in the order of 10,000 m3/day;

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•	Water loss will be to the concentrate, the TSF and paste;
•	750 m3/day must be of fresh water quality for reagent mixing, gland water etc.;
•	The camp and administration areas will require approximately 100 m3/day of freshwater for ablutions (300 L/man on site per day);
•	Mine and contact water not put into the process water system will be treated to remove turbidity, soluble contaminants and organics in a water treatment plant, sized at 200 m3/hr. This water output will be considered as fresh water quality and directed to the Raw Water system generally;
•	When the mine and contact water to be treated is in surplus, this will be discharged into a weir adjacent to the Project area within the Saliçor Valley. This weir will have sluice gates as a form of secondary containment, but will generally overflow (under the access road) down a spillway. A similar arrangement will be upstream of the plant area to control downstream flow and provide the earthworks for the eastern access road.

The Maden Creek is a significant perennial water course that that flows over the orebody. Hydrogeological connection is as yet to be understood. The creek will be diverted (via a weir) down a pipe and the current floodway upgraded to form an impervious viaduct. The intended weir will inundate a small amount of arable land. Water will continue to flow down the pipe diversion over the life of mine and excess overflow into the floodway. The floodway will be monitored for cracks daily. Water will also be diverted around the mine area in the Maden Valley from Power Line Valley. This flow will be much lower and of poor quality. It will be diverted into the weir or via pipe to the downstream discharge point at the main confluence in the Yukarimaden area (near the current exploration sheds).

1.8.4	Power Supply

Power will be drawn from the 154 kV UHV mains line that runs across the mine area. A step-down substation will be built near the line and power distributed to mains busses at the respective infrastructure areas. Expected power demand can be summarised as:

•	Process plant	64,985,204 kWh/annum
•	Mining	6,660,764 kWh/annum
•	Accommodation	1,573,923 kWh/annum

Each area will have a dedicated HV/LV transformer and switchboard.

1.9	Environmental

Artmin has completed most of the environmental base line studies and hope to be in a position to commence an EIA application in late 2018. No endangered fauna species have been observed in the Project area. Two endemic and critically endangered flora species have been identified, however these plants should be easilyily propagated by seed and a programme is being planned to nursery these plants. These plants do not actually occur in areas earmarked for disturbance/direct impact.

Detailed baseline studies have been completed to provide the required level of information for development and submission of the EIA with respect to air quality, noise, water quality, morphology, climate and soil. Surface water hydrology and hydrogeological studies are in progress. Traffic and socio-economic surveys are also planned; however preliminary data has been formulated.

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As a result of the identification of the different activities carried out at the different stages of the Project (construction, operation, and closure) and the assessment of the various environmental impacts (physical, biotic, socioeconomic, and cultural), an Environmental Management Strategy has been developed for the Project. The Environmental Management Strategy has been developed according to the following objectives:

•	Ensuring that the operations developed by Artmin comply with the laws, regulations, ordinances, and environmental rules currently in force in Artvin province and Turkey;
•	Preventing, controlling, minimising, and mitigating the negative environmental impact that may arise during the different Project stages;
•	Promoting the positive impact on the socioeconomic and technological areas, thus ensuring the participation of the local community in the achievements, under the concept of sustainable development.

1.10	Capital and Operating Costs

1.10.1	Scope of Estimate

Capital and operating cost estimates have been developed for an operation capable of treating 900,000 tonnes per annum. Capital application will include:

•	A mechanised underground operation;
•	A gold-copper processing plant (essentially run as a copper concentrator) utilising a mill –float bulk flotation scheme, followed by differential copper flotation;
•	Support infrastructure and utilities.

The level of accuracy of the cost estimate for initial capital expenditure is targeted at -20% to +25%. Costs are presented in United States dollars (US$) and are based on prices in effect during the first quarter of 2018 and do not include any escalation factors.

1.10.2	Capital Costs

Pre-production (Initial) capital costs exclude financing costs and are detailed in the Table 1.7 below.

Table 1.7	Initial Capital Cost Estimate

Cost Area	Capital Cost (US$M)
Process Plant Direct	67.7
Infrastructure	8.5
Mobile Plant (Surface)	7.2
Tailings Storage Facility	12.5
Roads	21.0
Plant & Infrastructure Indirect	39.8
Spares & First Fills	1.9
Owners Costs (pre-project sanction development costs: future fieldwork, studies and project delivery oversight)	22.1
Owners Costs (pre-development)	15.0
Forestry fees Yr-3 to Yr-1	8.2
Mining	67.9
Initial Capital Expenditure[1]	271.9

The capital cost estimate excludes management reserve but includes contingency of $32.4M. The owners’ costs were generated by making provision for all personnel and expenses associated with the Project through pre-operations development up to the point of commissioning of the process plant.

1 Excludes task specific contingency, taxes, royalties and risk costs

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Artmin will also require a significant sustaining capital programme to develop and expand underground mining operations.

1.10.3	Mining Capital Costs

Mining costs are based on:

•	Owner underground mining;
•	Owner management and technical services.

The mining capital costs total $162 M, comprising $68 M initial capital and $94 M sustaining capital. Underground mining capital costs include purchase of the mining fleet, major overhauls of the fleet, capital lateral and vertical development and underground infrastructure.

The mining operations are supported by a technical services department. Costs for this department are allocated to underground capital and operating mining based on the split of each of these areas costs.

1.10.4	Mining Operating Costs

The mining operating costs average $27.5/t ore as summarised in Table 1.8.

Table 1.8 Mining Operating Cost for Project Life

Area	LOM ($M)	$ / ore processed
Supervision and Control	58.0	6.4
Lateral and Vertical Development	40.1	4.5
Production	33.3	3.7
Material Handling	68.5	7.5
Backfill	25.6	2.8
Mine Services	24.3	2.7
Mining Operating Cost	250.1	27.5

1.10.5	Plant and Infrastructure Capital Costs

Initial Capital Expenditure

Capital expenditure required to establish a concentrate-only ore treatment plant, associated infrastructure, tailings dam, accommodation camp for operations labour, water supply, power distribution system and other infrastructure has been estimated at US$159M. This amount includes contingency, which has been parametrically estimated at 15.2%, but excludes any management reserve allowances.

Capital costs have been based upon an EPCM style project delivery whereby key machinery will be purchased internationally and imported into Turkey. Where possible items will be fabricated in Turkey and a horizontal reimbursable (components fixed where possible) contracting strategy using local trade contractors has been assumed. In reality, it is expected that the plant and infrastructure components will be constructed via fixed price EPC contracts let to Turkish companies (although a Western Company may participate in the Main EPC contract). It is expected that the implementation programme will take 18 months before first concentrate production once the Project becomes fully mandated and statutory approvals are in place. Artmin will be the owner and operator of all processing plant and infrastructure.

Deferred/Sustaining Capital

Capital costs for the deferred capital programme for the Project is estimated to be $6.1M. It has been assumed that this expenditure, excluding escalation and contingency, will be managed by the operations team. The accuracy of this estimation is +/-30%. This budget is mainly required for periodic replacement of mobile plant and vehicles.

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1.10.6	Plant & General Administration Operating Costs

The process plant operating costs for the life of mine (based on the current mine plan) are summarised in Table 1.9:

Table 1.9 Process Plant Operating Cost Estimate by Cost Centre

Cost Category	Total Cost		% of Operating Cost
	$/a	$/t Ore
Salaries/Labour	5,933,260	6.6	18%
Plant Power	4,097,029	4.5	13%
Reagents, Fuel & Consumables	4,932,785	5.5	15%
Maintenance	4,182,865	4.6	13%
Assay	1,548,310	1.7	5%
General	156,016	0.2	0%
Total	20,850,266	23.2	100%

General and administration costs, which includes the accommodation camp for a limited number of employees, has been estimated at $10.5/t ore.

1.11	Economic Analysis

The Project economic evaluation has been prepared by AMC using input from GRES (processing plant and infrastructure operating and capital costs, general and administration), INR (tailings management facility & water storage dam capital costs and closure costs), Artmin (owner’s indirect costs, statutory costs, royalties and taxation costs, environmental costs) and Sandstorm (gold price and discount rate).

The calculation of Internal Rate of Return (IRR), payback and Net Present Value (NPV) did not incorporate any sunk costs, including those for exploration and to the complete the PFS, but does include projected pre-development costs, including those for a definitive feasibility study.

Economic model general parameters used for the evaluation are shown in Table 1.10.

Table 1.10	Economic Model General Parameters

Description	Units	Value
Price of Gold	US$/oz	$1,300
Price of Copper	US$/lb	$3.00
Exchange rate	US$ : Turkish Lira	1 : 3.8
Discount rate	%	5
Mining costs underground	US$/t ore mined	$27.5
Sustaining Capex	US$/t ore mined	$5.4
Process plant treatment costs	US$/t ore mined	$23.2
Realisation costs	US$/t ore mined	$18.1
General & administration costs	US$/t ore mined	$10.5
Contingency on CapEX	% of cost	13.3%
Contingency on OpEX	% of cost	7.5%
Fuel price (excluding VAT)	US$/litre	$1.17
Power price	US$/kWhr	$0.078

In determining metal prices for use in the cut-off calculation (and Mineral Resource / Mineral Reserve estimation and economic evaluation), AMC has referenced prices current as at 30 April 2018, prices used in recent NI 43-101 reports, and available consensus forecast information.

The applicable taxes and royalties have been applied as per Table 1.11.

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Table 1.11	Taxes and Royalties

Description	Units	Value
Income Tax (Corporate)	% of revenue	20%
Export Tax	% of revenue	0%
Government Royalty	% of revenue, ex mine sales	2.6%
Sandstorm Royalty	% of revenue, ex mine sales less government royalty	2.0%
Forestry Fee	Rent tax fee	~$1.7M/a

1.11.1	Base Case Results

The total estimated initial capital cost of the Project is US$272 M (excluding VAT and contingency), which comprises:

•	US$ 204 M for all plant, infrastructure, energy, tailings dam, engineering and construction contractors and ancillary equipment;
•	US$ 68 M for mining costs.

Including sustaining capital and closure, the total capital cost for the life of the Project is estimated to be US$394 M. These costs include allowance for working capital or pre-operating costs during the construction to cover; pre-operation, start-up of the infrastructure and equipment under the scope of Artmin (Owner’s costs). The base case economic model assumes a gold price of US$1,300/oz and a copper price of $3.00/lb.

A summary of the key economic KPI’s is shown in Table 1.12.

Table 1.12	Economic Model KPI’s

Economic Analysis	Pre-Tax	Post-tax
EBITDA	$2,539 M	-
NPV (5% discount rate)	$1,410 M	$1,076 M
IRR	60%	50%
Payback period (post processing commissioning)	16 months	18 months

Sensitivity analysis was conducted on the Base Case to evaluate robustness against variations in capital and operating costs, economic parameters, specifically metal prices, processing recovery rates of ±15%, and discount rate (8%, 10%).

A review of the sensitivity results indicate that the Project is most sensitive to changes in processing recovery, gold price and capital costs. The Project is least sensitive to changes in mining operating cost, processing operating cost, and TC/RC costs see Figure 1.4 and Table 1.13.

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Figure 1.4	NPV Post Tax Sensitivity

Table 1.13	Post tax NPV sensitivity

NPV	($M)	($M)
Base Case	1,076
Sensitivity	-15%	+15%
Recovery	821	1,332
Combined Metal Price	758	1,413
Au Metal Price	869	1,284
Cu Metal Price	1,017	1,136
Realisation Costs (TC/RC)	1,089	1,064
Mine Operating Cost	1,098	1,055
Mill Operating Cost	1,093	1,060
Admin and Environment	1,084	1,069
Total Capital Cost	1,124	1,029
Discount Rate	8%	10%
NPV Sensitivity	845	721

1.12	Project Implementation

The Project is at an early development stage and a considerable number of tasks need to be completed before advancing the Project to production. It is expected that 2018 and 2019 will be taken up with completing further field investigation work, more metallurgical testing and a Definitive Feasibility Study (DFS) study. In parallel with this, environmental permitting will be applied for, take-off agreements discussed and funding sought. It is projected that an early works programme will be able to commence in 2019, which will involve camp construction and tunnelling. If this starts in Q3 2019, first ore presentation is scheduled for Q4 2021 (Yr -1), with processing targeted at Q1 2022 (Yr 1).

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The implementation schedule developed for the Project has been based on a 76 week plant and infrastructure design and construction period, with the requirement that first concentrate will be produced in Week 82 and full nameplate production capacity will be reached by Week 94. The Project execution schedule reflects the work required from detailed engineering, through construction to commissioning. The schedule assumes that there is a seamless advancement of the Project between the various phases of project development.

It is envisaged that Artmin will appoint an engineering and construction company to execute the Project on an EPC or EPCM basis, with the exception of the development of the Portals and Declines.

The Project milestones are envisaged to be the following:

•	Commence early works (access road and camp)	Week -20
•	Commence main adit	Week -16
•	Commence camp construction	Week -12
•	Project go-ahead	Week 1
•	Bulk earthworks start	Week 21
•	Processing plant construction completed	Week 71
•	Underground ore production commences	Week 60
•	Tailing management facility completed	Week 68
•	Power supply completed	Week 68
•	Processing plant commissioning completed	Week 76
•	First concentrate produced	Week 82
•	Production ramp-up to nameplate capacity	Week 94

1.13	Risks and Recommendations

The Project is subject to certain inherent risks and opportunities, which apply to some degree to all participants in the international precious metals and base metals mining industry. These are defined largely as being items outside the control of the operator and include the vagaries of precious metal spot pricing and macroeconomic factors. The challenges presented by shear terrain, significant water flows across the property, surface ownership land above the orebody and necessary fine grinding are considered manageable.

As with any mineral development, there are many latent conditions relating to ore body definition, geological, geotechnical, variability in mineralogy and metallurgical response, and hydrogeological issues that can only be understood to a certain degree through drilling prior to actual mining. These influences and human factors have the potential to impact on assumed productivity and revenue. Metallurgical response to the intended plant requires similar consideration of risk. This risk has been largely offset by conservative process design factors applied to established technology. Environmental impact risks are considered to be low.

Similarly, mine establishment has normal risks inherent with any significant construction project in a remote location. This should be mitigated by the selection of a professional design and construction team.

In order to minimise risk a number of recommendations have been made; these recommendations are largely aligned with completing more detailed engineering work, field work and baseline studies, geotechnical and geochemical studies, additional geological work and some metallurgical test work.

The main recommendations to be considered before final project sanction include optimising the mine plan to minimise surface stockpiles while maintaining a constant feed blend. Improving gold recovery is also seen as a potential upside potential, however current technology may limit the ability to achieve this.

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1.14	Interpretations and Conclusions

Exploration, testwork and study work to date has indicated that the exploitation of the Project is potentially economically viable.

A plant size of 900,000 tonnes per annum capacity is projected to allow Artmin to process the current Mineral Reserve of 9.1 million tonnes in 11 years from mill start-up at an average LOM mill feed grade of 8.9 grams per tonne (g/t) gold and 1.4% copper, realising 2,030 koz gold and 122.8 kt copper contained in concentrate.

The Project has an estimated internal rate of return (IRR) of 60% (pre-tax), 50% (post-tax), and an estimated payback period of 18 months (post-tax) post ore processing commencement, using a gold price of US$1,300/oz and a copper price of US$3.00/lb. The inital capital cost for the Project, including mine, plant, infrastructure and owner’s costs has been estimated at US$272 million excluding VAT and contingency.

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2	INTRODUCTION AND TERMS OF REFERENCE

2.1	Introduction

This Technical Report presents the findings of a Pre-Feasibility Study (PFS) undertaken for the proposed development of a gold-copper mine at the Hod Maden Project (Hod Maden or “the Project”) in north eastern Turkey. The Project is located within the Hod Maden Property (Property) which is owned by Artmin; a jointly owned company between Lidya Madencilik (Lidya) (70%) and Sandstorm Gold Ltd. (Sandstorm) (30%).

This Technical Report has been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1. The Mineral Resource and Mineral Reserve statements reported herein were prepared in conformity with CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

AMC Consultants Pty Ltd (AMC), GR Engineering Services Limited (GRES) and Hacettepe Mineral Teknolojileri Ltd. Şti (HMT) (the Consultants) were engaged to prepare this Technical Report for Sandstorm.

During the execution of the PFS, Artmin decided to change the name of the Project from “Hot Maden” to “Hod Maden”, in order to reflect the true historical name of the area, rather than the version used by previous owners. As such, and particularly with reference to older documents, the nouns “Hod” and “Hot” should be considered interchangeable.

The Project is located within Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058. The licences are owned by Artmin (formerly AMG Mineral Madencilik AS or “AMG”), the jointly owned company that was formed in January 2016, upon the execution of the Shareholder Agreement between Mariana Resources Limited (MARL) and private Turkish company Lidya Madencilik (Lidya). Lidya and MARL hold 70% and 30% interests, respectively, in Artmin. In July 2017, Sandstorm acquired MARL.

The four tenements that comprise the Project cover an area of approximately 74 square kilometres. The current mining interest area extends over a zone of copper and gold mineralisation located in the centre of the Operating Licence property and extends along strike into the Exploration Licence 201200321.

The Hod Maden deposit is located within the Maden Creek valley, which has a number of small surface ownership lots at the base.

The PFS presents initial capital, sustaining capital and operating cost estimates with targeted accuracy of within ±20 to 25% to enable Artmin to assess the viability of the Project before committing to further project development activities, including advancing environmental and other permits required for implementation. All costs are reported in first quarter 2018 US dollars (US$) unless stated otherwise.

2.2	Terms of Reference

All authors of this Technical Report qualify as independent Qualified Persons. In preparing this Report, the Qualified Persons reviewed and used various geological maps, reports and other technical information provided by Artmin.

The Qualified Persons reviewed the available project data, formulated independent assessments, and incorporated the results thereof with appropriate comments and adjustments in this Technical Report. Standard industry review procedures were used throughout in the preparation of this Technical Report. The Qualified Persons used their experience to determine whether the information from previous reports was suitable for inclusion and adjusted information as required. This Technical Report includes technical information which required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Persons do not consider any such errors to be material.

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The primary source documents for this Technical Report were as follows:

•	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects,

(NI 43-101), 2016;

•	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, (The “JORC Code 2012”), 2012;
•	CIM Definition Standards For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014;
•	RungePincockMinarco Limited - National Instrument 43-101 Technical Report; Hot Maden Gold Copper Project – Preliminary Economic Assessment; Artvin Province, Turkey for Mariana Resources Ltd, 1 March 2017;
•	Callan, N., J., 2013. Report on Geological Mapping and Prospect Evaluation, Hot Maden Property (Lic. #’s 201201058, 201201059, 20050853, 201200321), Artvin District, NE Turkey. Internal AMG technical report;
•	Henricksen, T., A., 2015. Technical Report for the Hot Maden Project, Artvin Province, Turkey. Unpublished draft report prepared for Mariana Resources Ltd., April 2015;
•	Geochemical Pathfinder Elements of the Murgul Copper Deposit, NE Turkey, Nevzat ÖZGÜR, Resource Geology Special Issue, No. 16, p. 163-168, 1993;
•	Geochemical Proximity indicators of the Murgul Volcanogenic Copper Deposit, East Pontic Metallotect, NE Turkey. Nevzat OZGUR and Carlos M. PALACIOUS, Mineral Res. Expl. Bull., 111, 53-64, 1990;
•	Lidya Madencilik, 2015a. Lidya Madencilik Annual Report on Activities for Hot Maden Project Turkey, for the period up to end of January, February 2015;
•	Lidya Madencilik, 2015b. Hot Maden Phase 1-2 QAQCR Summary Report to 26 June 2015, June 2015;
•	The key files supplied to AMC included:
—	Drilling database – supplied in multiple spreadsheets:
-	Hot Maden – 2018 Drill Summary Assay Table.xls;
-	Hot Maden All Assays.xls;
-	Hot Maden – Drill Hole - All Blank.xls;
-	Hot Maden – Drill Hole - All Duplicate.xls;
-	Hot Maden – Drill Hole - All GSS Form.xls;
-	Hot Maden – Drill Hole - All Standart.xls;
-	Hot_Collar.xls;
-	Hot_Lithology.xls;
-	Hot_Sample.xls;
-	Hot_Survey.xls;
-	Laboratory Certificates;
-	Geotechnical investigations holes (HTD-028, 029, 030a, 070, 072a, 075, 077, 107, 108, 111, 113);
-	Rock strength information (same holes outlined above);
•	AMC and GRES have also utilised the following key files:
—	Test work:
-	Rheological Consulting Services paste backfill test work report and data.

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—	Topography:
-	hot_properties_contours.zip;
-	hot_properties_dem.zip;
—	Environmental and Field Data:
-	SRK environmental and social impact reports provided by Artmin;
-	Golder environmental reports and baseline study reports provided by Artmin;
—	Other:
-	Various reports produced by INR covering tailing dam selection, hydrological calculations and road option studies/costings;
-	SRK Danışmanlık ve Mühendislik A.Ş.; PFS Level Hydrological Study Report (Unpublished, 12/01/2018).
•	GRES and HMT have also utilised the following key files:
—	Test work:
-	Wardell Armstrong International and HMT Test work reports (Various);
-	FLS dewatering test work report;

2.3	Participants and Inspections of the Property

Messrs Paul Newling (GRES) and Mr Rod Webster (AMC) visited the Property from
15-16 June 2016.

Prof. Dr. Zafir Ekmekçi (HMT) visited the Property from 16-17 September 2017.

Mr Andrew Hall (AMC) and Mr Paul Newling (GRES), visited the Property on 13 March 2018.

Mr Rod Webster is a Qualified Person under National Instrument 43-101 and a Competent Person as defined by the JORC Code2. Mr Webster is the Qualified Person who accepts responsibility for preparation of the Mineral Resource estimate in this Technical Report. Mr Webster has authored Parts 4, 6 – 12, 14, and the relevant sections of Parts 1, 3, 25-27.

Mr Andrew Hall is a Qualified Person under National Instrument 43-101 and a Competent Person as defined by the JORC Code. Mr Hall is the Qualified Person who accepts responsibility for all portions of this Technical Report relating to mining and associated matters, including the tailings storage facility, and has joint overall responsibility for the preparation of this Technical Report. Mr Hall is responsible for Parts 15, 16, 18.2, 18.11, 21 (with P. Newling), 22, 24 (with P. Newling), and the relevant sections of Parts 1, 3, 25-27.

Mr Paul Newling is a Qualified Person under National Instrument 43-101 and accepts responsibility for all portions of this Technical Report relating to processing plant design, infrastructure, environmental and associated matters, and has joint overall responsibility for the preparation of this Technical Report. Mr Newling has authored Parts 2, 3 (with A. Hall), 5, 17, the balance of Part 18, Parts 19, 20, 21, 23 and 24 (with A. Hall), and the relevant sections of Parts 1, 25-27.

Dr. Zafir Ekmekçi is a Qualified Person under National Instrument 43-101 and accepts responsibility for all portions of this Technical Report relating to metallurgical testing and flowsheet selection. Dr. Ekmekçi is the author of Part 13 and the relevant sections of Parts 1, 3, 25-27.

2 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 Edition, sets out minimum standards, recommendations and guidelines for public reporting in Australasia of Exploration Results, Mineral Resources and Ore Reserves. Prepared by the Joint Ore Reserves Committee of The Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia.

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Table 2.1 lists the persons who prepared or contributed to this Technical Report.

Table 2.1	Persons who Prepared or Contributed to this Technical Report

Qualified Persons responsible for the preparation of this Technical Report
Competent Person	Position	Employer	Independent of [Issuer]	Date of Last Site Visit	Professional Designation	Sections of Technical Report
Mr Andrew Hall	Director / Principal Consultant	AMC Consultants Pty Ltd	Yes	13 March 2018	MAusIMM CP (Mining), Qualified Person under National Instrument 43-101	Parts 15, 16, 18.2, 18.11, 21 (with P Newling), 22, 24 (with P Newling), and the relevant sections of Parts 1, 3, 25-27
Mr Rod Webster	Principal Geologist	AMC Consultants Pty Ltd	Yes	15-16 June 2016	M.AIG, Qualified Person under National Instrument 43-101	Parts 4, 6 – 12, 14, and the relevant sections of Parts 1, 3, 25-27
Mr Paul Newling	General Manager	GR Engineering Services Ltd	Yes	13 March 2018	FAusIMM CP (Metallurgy), Qualified Person under National Instrument 43-101	Parts 2, 3 (with A. Hall), 5, 17, the balance of Part 18, Parts 19, 20, 21, 23 and 24 (with A. Hall), and the relevant sections of Parts 1, 25-27
Prof. Dr. Zafir Ekmekçi	Principal	Hacettepe Mineral Teknolojileri Ltd. Şti	Yes	16-17 September 2017	SME RM, Qualified Person under National Instrument 43-101	Part 13 and the relevant sections of Parts 1, 3, 25-27
Other persons who have assisted the Qualified Persons
Expert	Position	Employer	Independent of [Issuer]	Visited Site	Sections of Technical Report
Mr Arif Unal	Senior Project Engineer	GR Engineering Services Ltd	Yes	Yes	Parts 18, 19, 20, 21, 23, 24, 27
Mr Marc English	Principal Mining Engineer	AMC Consultants Pty Ltd	Yes	No	Parts 15, 16, 18.2, 21, 22, 24
Mr Barnes Fallaw	Underground Manager/Principal Backfill & TSF Engineer	AMC Consultants Pty Ltd	Yes	Yes	Part 16 and 18.11
Mr Adrian Penney	Principal Geotechnical Engineer	AMC Consultants Pty Ltd	Yes	No	Part 16
Mr Richard King	Principal Geotechnical Engineer	AMC Consultants Pty Ltd (Ex-employee)	Yes	15-16 June 2016	Part 16
Mr Özgür Gül	Corporate Development Chief	Artmin Madencilik San. Tic. AS/ Lidya Madencilik	No	Yes	Part 19
Dr Hakan Hassoy	Project Manager	Artmin Madencilik San. Tic. AS	No	Yes	Parts 4, 5, 17, 19, 21
Mr Hakkı Boz	Projects & Operations Director	Lidya Madencilik	No	Yes	Parts 17, 18, 19
Mr Nuri Aşkın Sarpay	Director of Exploration	Artmin Madencilik San. Tic. AS	No	Yes	Parts 6, 7, 9

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Mr Ömer Ardıç	Principal Civil / Geotechnical Engineer	INR Mühendislik Müşavirlik A.Ş.	Yes	Yes	Part 18
Mr Kürşad Büyükyıldırım	Project Chief	Artmin Madencilik San. Tic. AS	No	Yes	Parts 18, 21
Mr Hasan Çiftehan	Geology Manager	Polimetal Madencilik San. Tic. AS	No	Yes	Part 14
Mr Tolga Kızıldağ	Community Relations Superintendent	Artmin Madencilik San. Tic. AS	No	Yes	Part 20
Mr Fehmi Alemdar	HSE Superintendent	Artmin Madencilik San. Tic. AS	No	Yes	Part 20
Mr Ebamüslüm Topal	Project Geologist	Artmin Madencilik San. Tic. AS	No	Yes	Parts 7, 8, 9, 10
Mr Aykut Ayderman	Senior Geological Engineer	INR Mühendislik Müşavirlik A.Ş.	Yes	Yes	Part 18
Mr Erdi Seyhan	Senior Civil Engineer	INR Mühendislik Müşavirlik A.Ş.	Yes	Yes	Part 18
Mr Buğrahan Kızmaz	Senior Finance Specialist	Artmin Madencilik San. Tic. AS	No	No	Part 22
Mr İsmail Yazıcı	Environmental Engineer	Artmin Madencilik San. Tic. AS	No	Yes	Part 20
Mr Gary Patrick	Process Engineer	GR Engineering Services Ltd	Yes	No	Parts 13, 17
Mrs Yonca Yıldırım	Database Manager	Artmin Madencilik San. Tic. AS	No	Yes	Parts 6, 10, 11, 12
Ms Ozgur Kocak	Mining Rights Superintendent	Artmin Madencilik San. Tic. AS	No	Yes	Parts 4, 20

Note: Where Qualified Persons accept responsibility for parts of sections, that responsibility is limited to their areas of expertise.

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Full details of the qualifications of the authors of this Technical Report are set out in the Certificates of the Qualified Persons (refer Part 28).

2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure

Frequently used acronyms and abbreviations are listed below.

Table 2.2	Acronyms and Abbreviations Frequently Used

Abbreviation	Meaning
AACE	Association for the Advancement of Cost Engineering International
AAS	atomic absorption spectrometry
Aegean, AGN	Aegean Metals Group Inc.
Ag	Silver
AMG	AMG Mineral Madencilik AS
AMC	AMC Consultants Pty Ltd
ARD	Acid Mine Drainage
Artmin	Artmin Madencilik San. Tic. A. Ş
As	Arsenic
Au	Gold
AuEq	gold equivalent – formula defined in Sections 14 and 15
Cu	Copper
CIM	The Canadian Institute of Mining and Metallurgy
DFS	Definitive Feasibility Study
DST	dry stacked tailings
EBDC	environmental baseline data collection
F80	Feed 80% passing size
FEL	front end loader
g/t	grams per metric tonne
Golder	Golder Associates (Turkey) Ltd.
GRES	GR Engineering Services Limited
h	hour(s)
ha	Hectare
HG	High Grade
HMT	Hacettepe Mineral Teknolojileri Ltd. Şti
Hod East Fault	a major north northeast striking fault
Hod Maden	Hod Maden Project
Hod Maden Fault Zone, HMFZ	a complex north to north-northeast trending zone of faulting
INR	INR Engineering & Consultancy Inc.
IRR	Internal Rate of Return
kg/t	kilograms per metric tonne
km	Kilometres
LG	Low Grade
L	Litres
LHOS	Long Hole Open Stoping
Lidya	Lidya Madencilik
M	million(s)
m	Metres
m3	Cubic metres
mAMSL	metres above mean sea level
MARL	Mariana Resources Limited
MWH	MWH Stantec
mg/L	milligrams per litre
NI 43-101	Canadian National Instrument 43-101
NPV	Net Present Value
P&ID	Piping and Instrumentation Diagram
PAF	Potential Acid Forming
Pb	Lead
PFS	Pre-Feasibility Study
ppb	Parts per billion
ppm	parts per million
P80	Product 80% passing size

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Abbreviation	Meaning
QA/QC	quality assurance and quality control
QP	Qualified Person
RC	reverse-circulation drilling method
Relevant Asset	Hod Maden Project
ROM	Run-of-mine
RPM	RungePincockMinarco Limited
RQD	rock quality designation
S	Sulphur
Sandstorm	Sandstorm Gold Ltd
Sb	antimony
SO2	Sulphur dioxide
SRK	SRK Danışmanlık ve Müh. A.Ş.
ºT	degrees relative to true north
t	Tonnes
TL	Turkish Lira
t/a	tonnes per annum
t/h	tonnes per hour
tpd	tonnes per day
TSF	Tailings Storage Facility
UCS	unconfined compression strength
UHG	Ultra High Grade
µm	micron
VMS	Volcanogenic massive sulphide
w:o	Waste ratio (waste : ore)
w/w	weight by weight
w/v	weight by volume
Zn	Zinc

2.5	Capability and Independence

AMC provides independent mining advisory services to the global mining and finance sectors. Within its core expertise it provides independent technical reviews, resource evaluation, mining engineering and mine evaluation services to the resources and financial services industries. GRES is an engineering and construction company with a global footprint, and has previously been involved with feasibility studies and project delivery in Turkey and other locations regionally. HMT is a subsidiary of Hacettepe University and provides independent testing and advisory to the mining industry (in Turkey and elsewhere in Europe).

All opinions, findings and conclusions expressed in this Technical Report are those of the Qualified Persons and the specialist advisors, as outlined in Section 2.4.

Drafts of this Technical Report were provided to Artmin and Sandstorm, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in this Technical Report.

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3	RELIANCE ON OTHER EXPERTS

The Qualified Persons have relied, in respect of legal aspects, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant parts of this Technical Report.

•	Expert: Dr Hakan Hassoy, Mr Ebamüslüm Topal, Mrs Yonca Yıldırım, Mrs Nilüfer Türkçü Hıra and Ms Özgür Koçak of Artmin Madencilik San. Tic. AS

Report, opinion or statement relied upon: Letter dated 30 March 2018 titled Summary of Mining Licence and containing information on mineral tenure and status, licences and permitting, title issues, etc. This letter is addressed to Mr Andrew Hall of AMC and is from Mrs Nilüfer Türkçü Hıra, Head Legal Council. And other information on licences and permiting, title issues etc.

Extent of reliance: full reliance following a review by the Qualified Persons.

Portion of Technical Report to which disclaimer applies: Part 4.

The Qualified Persons have relied, in respect of environmental aspects, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant parts of this Technical Report.

•	Expert: Mr Fehmi Alemdar, Mr Tolga Kızıldağ and Mr İsmail Yazıcı of Artmin Madencilik San. Tic. AS

Report, opinion or statement relied upon: information on environmental studies, permitting, social and community impact, site monitoring remediation and reclamation, and closure plan.

Extent of reliance: full reliance following a review by the Qualified Persons.

Portion of Technical Report to which disclaimer applies: Parts 4 and 20.

The Qualified Persons have relied, in respect of taxation aspects, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant parts of this Technincal Report.

•	Expert: Mr Yıldıray Çınar and Mr Buğrahan Kızmaz of Artmin Madencilik San ve Tic AS and Mr Rıza Ağın of Lidya Madencilik San ve Tic AS.

Report, opinion or statement relied upon: information on tax and royalty issues.

Extent of reliance: full reliance following a review by the Qualified Persons.

Portion of Technical Report to which disclaimer applies: Part 22.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Property is situated within the Eastern Pontides tectonic belt, which coincides with the 500 km long, and 50 to 75 km wide mountain chain extending along the south-eastern Black Sea coastline. Hod Maden is located approximately 20 km south of Artvin and 130 km northeast of Erzurum in north-eastern Turkey near the border with Georgia. The Project currently comprises an exploration camp with no mining commenced at the site (Figure 4.1). The Project uses ED50 co-ordinate reference system (CRS) and projection UTM Zone 37N. The Project centre coordinates are:

•	Northing	4,542,200 m
•	Easting	740,600 m

Figure 4.1	Location and Access Map

The north/south striking Hod Maden deposit is transected by the (locally) East-West trending Maden Creek Valley, with the valley populated by scattered neighbourhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately 2 km downstream. The total population of the Yukarimaden village is determined as 117 persons according to Turkish Statistical Institute records (TÜİK, 2016). Yukarımaden village is composed of clustered neighbourhoods in different regions. These neighbourhoods are located in the vicinity of the Project (Maden, Villages near the Project area include Zorap (inside), Aktas (inside), Tepcik (300 m), Tırasoğulları (900 m), Bahçeli (900 m), Parmaklı (2 km), Çaylı (1.5 km) and Çömleyli (3 km)).

The population of the region are generally living in the Artvin area or in other provinces, and returning to the villages as summer residences. There are believed to be few year-round inhabitants.

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4.2	Land Tenure

The Hod Maden Property consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares (refer to Table 4.1 and Figure 4.2.). The licences are 100% owned by Artmin, a 70% / 30% jointly owned company between Lidya and Sandstorm. Teck retained a 2% net smelter return (NSR) on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm in January 2016.

Figure 4.2	Tenement Map

It is understood that Artmin (formerly AMG Mineral Madencilik AS or “AMG”, the jointly owned company that was formed in January 2016, upon the signing of the Shareholder Agreement between MARL and private Turkish company Lidya) own the licences. Lidya and MARL hold 70% and 30% interests, respectively, in Artmin. The terms under which Lidya acquired its 70% interest in the Project are described below:

The licences were originally acquired by AMG, a wholly owned subsidiary of Aegean Metals Group Inc. (formerly TSX VENTURE: AGN), (Aegean or ”AGN”). Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55M AGN shares and a minimum $US300K of exploration expenditures over 3 years (by Aug 2015), and had acquired the Hot North concession through a government auction. Teck had retained a 2% Net Smelter Return (NSR) on the concessions, but this right was subsequently on-sold to Sandstorm (TSX: SSL) in January 2016. On January 2015, MARL acquired all of the issued and outstanding shares of Aegean. Aegean shares were halted from trading on the TSX Venture Exchange effective on the same day.

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Table 4.1	Hod Maden Project – Licence Details

No.	City	Town	Licence No.	ER No.	Sheet No.	Area (ha)	Licence Date	Due Date
1	ARTVİN	MERKEZ	IR 20050853	3054856	G47 b2,b1 F47 c4,	1,603.55	04.02.2013	04.02.2023
2	ARTVİN	YUSUFELI	AR 201200321	3054552	G47 b2,b1 F47 c4,c3	1,908.15	29.03.2015	29.03.2019
3	ARTVİN	MERKEZ	AR 201201058	3289937	G47 b2	1,891.15	09.07.2015	09.07.2019
4	ARTVİN	MERKEZ	AR 201201059	3289951	G47 b1	1,991.40	09.07.2015	09.07.2019
						7,394.25

In addition to this, the tenements are covered by numerous small surface ownership (private lands). A summary of these private lands is provided below. A portion of these will need to be purchased or subject to resumption in order to safely deploy the Project. The population to be affected is very small and the plans to deal with issue will meet Equator Principle Guidelines. Given the sensitivity of this issue and the compensation liability the details of specific land holdings are confidential. A budget for land purchases, resumption and restitution has been allowed for in the capital cost estimate.

Table 4.2	Private Lands Summary

Number of titles	Number of owners	Area (m2)
160	240	109,538.68

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Figure 4.3	Private Land Titles

WHEN IN DOUBT-ASK
DO NOT SCALE
GR ENGINEERING SERVICES LTD
ARTMIN MADENCILIK SAN ve TIC A.S.
HOD MADEN PROJECT
GENERAL
FREEHOLD LAND TITLES - PLAN
A1
12301-L-011
A

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4.3	Financial Agreements

There are currently no significant financial arrangements with third party stakeholders for the Project, including off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There are rental agreements in place (as summarised in Table 4.3) to utilise exploration office, accommodation camp and the core yard land. Furthermore, all responsibilities of the contractor camp area at Yukarimaden are under contractor’s responsibility in the framework of the agreement between Artmin and the local drilling contractor.

Table 4.3	Land Rental Agreement Summary

Contract of Rent
Location of Rental Area	From	To	Payment Type	Type of Utilisation
Block 300 Parcel 13	1.01.2016	31.12.2025	annual	Coreyard
Block 300 Parcel 14	1.01.2017	1.01.2026	annual
Block 300 Parcel 14	1.01.2017	1.01.2026	annual
Block 300 Parcel 14	1.01.2017	1.01.2026	annual
Block 300 Parcel 2	21.11.2015	21.10.2025	annual
Block 388 Parcel 34	1.01.2018	31.12.2028	monthly	Offices & Accommodation Area

4.4	Permitting and Environmental Liabilities

Under relevant mining legislation and the Turkish constitution, all minerals are under the ownership and dominion of the State and are not considered to be the property of the landowner where they are found. The State has the right to explore and extract these minerals; the State may transfer those rights to a real person or legal entity for a specific period and subject to payment of a royalty and compliance with all relevant licensing requirements.

Mining activities in Turkey are regulated by the Mining Law No 3213 dated 15 June 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592; 2017 by Law 7020 and 2017 by Law 7061) (the Mining Law), together with the Mining Regulation dated 21 September 2017 (the Mining Regulation) and the Mining Waste Directive dated 15 July 2015.

The Mining Law was significantly amended in 2010, and as a consequence, re-enactment of the Mining Regulation and amendment of the Mining Activities Permit Regulation were required. The immediate purpose of the 2010 amendment was to address the gap left by a Constitutional Court Decision which cancelled provisions under the Mining Law regulating the environmental permit regime. The changes targeted the regulation of exploration activities to ensure greater investment commitment, requiring investors to demonstrate their ability to make financial investments through a more detailed and monitored licensing regime. The amendments also aimed to improve protection for Turkey’s natural environment and wildlife through the introduction of restrictions on the areas available for mining and improve the administration of mining licensing to make it easier for the government to control unlicenced mining activities.

The Ministry of Energy and Natural Resources (MENR) is the ministry responsible for overseeing the mining industry. The General Directorate of Mining Affairs (the Mining Directorate), a department of MENR, grants licences and regulates mining activity. The Mining Law requires mining licences to be given according to certain mineral groups, and the licensing procedure for each class is slightly different. A licence received for a specific group may not provide a right to its holder for other groups. However, the Mining Law allows for multiple licences involving different categories of minerals in the same area. The area over which a licence can be granted is limited, up to a maximum of 2,000 hectares. There are three types of licence granted for prospecting and operating mines under Turkish law: an exploration licence (enables holder to carry out exploration activities in a specific area), an operating licence (enables holder to carry out operational activities), and an operating permit (enables holder to operate a mine).

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Exploration Licences

A person who wishes to explore mines in any region of Turkey must first apply for an exploration licence. When submitting this application, the applicant must pay an application fee (as announced by the Mining Directorate annually) and provide a guarantee to the Mining Directorate (in the form of a letter of guarantee, cash, or government bills or bonds). The first year following the issue of an exploration licence is a pre-exploration period during which the licencee must file a report which demonstrates the completion of the activities set out for the mine exploration project. The licence holder has to provide detailed information regarding its investment costs, and the minimum amount of investment made by it during the pre-exploration period has to be at least 40 per cent of the investment amount specified under the Mining Regulation. Artmin have complied with this requirement.

The pre-exploration period is followed by a general exploration period of two years for Groups IV (energy, metal and industrial minerals) and VI (radioactive materials) and one year for the other Groups, in respect of which the licence holder is required to submit a further report on exploration activities and costs. The Project will produce Group IV metals. Again, the licence holder is required to invest a minimum amount during this period. Minimum financial investment amounts are determined by the Mining Directorate on an annual basis depending which Group the exploration licence covers. It is understood that Artmin have complied with this requirement.

For Group IV and VI mine exploration activities, prior to the expiry of the two-year general exploration period, an exploration licence holder must make a final filing. The fulfilment of this requirement allows the licencee to enjoy an additional four-year detail exploration period during which it has to apply for an operating licence. It is obligatory to provide detailed exploration activity report specifying the investments relating to the exploration activities and the visible reserves in the mine until the end of the detail exploration period. The three exploration licences are in the detailed exploration period. This period for one of these licences ends in March 2019 and others in July 2019. After the final EIA area has been identified, if all of the licence areas (totally 7.934,25 ha) are needed, the four licences will be merged.

Failure to comply with these obligations (including the minimum investment obligations) can (in a worst case scenario) result in revocation of the licence and forfeiture of the guarantee. Artmin’s current obligations in relation to exploration licences is provided in Table 4.4 below.

Operating Licences

Applicants must apply for an operating licence before the expiry of their exploration licence, and it is compulsory to carry out exploration activities in order to request an operating licence. The validity of the operating licence is determined by reference to the visible, probable and feasible mineral reserves determined during the exploration period - its term may not be less than 10 years. This period can be extended, but this will depend upon the level of production. However, the total duration cannot exceed 50 years (according to Amendments in 2015 by Law 6592) without the consent of the Council of Ministers. Artmin currently has one operating licence (20050853).

Considering that the duration of the operating licence is less than 10 years and that an integrated facility is built in the field, the licence may be granted for an additional 15 years in the direction of a request according to Article 39 of Turkish Mining Regulations.

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According to the Mining Law (amendments in 2017 by Law 7061); in the case of five years, if the total amount of production in any three years of production is less than 30% of the declared annual production in the project, the licence holders will be given administrative fines of 50,000Turkish Liras (TL). To start with the execution of the administrative fines, in case the total amount of production made in the backward three-year periods is less than 30% of the annual production declared in the project, the licence holders are given administrative fines of 50,000 TL. If administrative fines are applied twice within five years under this paragraph, the licence shall be cancelled due to any reason outside force majeure and unexpected circumstances.

Operating Permits

Holders of operating licences must apply to the relevant governmental authorities or the Mining Directorate for the necessary permits to operate. An operating permit will only be granted if the operating licencee obtains a positive environmental impact assessment (EIA) certificate (or a certificate stating that an EIA is not required), land ownership permits, workplace opening and operating licences, and other special permits within three years from the effective date of the operating licence. Failure to do so will result in a 50,000 TL administrative penalty, which is given every year for each licence. If the permit cannot be obtained before the end of the operating licence period, the licence period is not extended.

Unlike an operating licence, an operating permit will only be granted for the visible reserve areas. The remaining areas initially covered by the exploration licence and the feasible reserve areas which have not been converted to visible and potential reserve areas within three years (five years for Groups IV and VI) will be removed from the scope of the licence.

Rights of Foreign Investors and Government Holding

Pursuant to Article 6 of the Mining Law, mining rights are only granted to Turkish citizens and Turkish legal entities. Although foreign natural persons and foreign legal entities cannot directly own mining rights, there is no restriction on foreign persons and legal entities in turn own Turkish legal entities. However, the articles of association of relevant Turkish legal entities must clearly state that they can conduct mining business in Turkey. It is understood that Sandstorm are compliant, however evidence of such has not been presented.

There are no requirements under Turkish law that a Government entity holds an interest or share in a mining investment.

Protection of Nationals

Employment laws regulating the employment of Turkish nationals apply to foreign nationals working in Turkey. Turkey also has laws regulating the acquisition of work and residence permits for foreign nationals who intend to work in Turkey. Foreign nationals can work in Turkey after obtaining work and residence permits, and there are no nationality restrictions. However, under Turkish law, employers are required to employ five Turkish employees for each foreign employee. In addition, there are further requirements with which the employer company must comply, such as a minimum share capital and a foreign shareholding ratio. None of these requirements present an impediment to the development of this project.

Fees, Taxes, Duties and Royalties and Tax Incentives

Licences are subject to an application fee, and an annual licence fee as per amendments in 2015 by Law 6592 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law.

Royalties are payable to the central government as per the schedule depicted in Table 4.4 (source – Artmin; not verified independently):

Table 4.4	Royalty Rate According to Ore Type (under Mining Law)

ROYALTY RATE (%)	GOLD $/oz	SILVER $/oz	PLATINUM $/oz	COPPER $/t	LEAD $/t	ZINC $/t	CHROME $/t	ALUMINUM $/t	URANIUM OXIDE $/t
2	<800	<10	<50	<5000	<1000	<1000	<100	<1000	<20
4	801-1250	11-20	501-1000	5001-7500	1001-2000	1001-2500	101-300	1001-2000	20-40

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ROYALTY RATE (%)	GOLD $/oz	SILVER $/oz	PLATINUM $/oz	COPPER $/t	LEAD $/t	ZINC $/t	CHROME $/t	ALUMINUM $/t	URANIUM OXIDE $/t
6	1251-1500	21-25	1001-1250	7501-8000	2001-2250	2501-3000	301-500	2001-2350	41-80
8	1501-1750	25-30	1251-1500	8001-8500	2251-2500	3001-3500	501-700	2351-2600	81-110
10	1751-2000	31-35	1501-1750	8501-9000	2501-3000	3501-4000	701-900	2601-2850	111-140
14	2001-2250	36-40	1751-2000	9001-9500	3001-3500	4001-4500	901-1100	2851-3100	141-170
16	>2251	>41	>2001	>9501	>3501	>4501	>1101	>3101	>171

-       The average value of the London Stock Exchange is based in the period royalty occur.

-       The average exchange rate of the Central Bank of the Republic of Turkey is based in the period royalty occur.

The amount of the royalty is increased by 30 per cent for mining activities in the areas that are under the ownership of the State (including Forestry Areas).

Licence holders can obtain a royalty discount of 50 per cent for certain types of mineral if the minerals are processed at the licence holders’ plant within Turkey or if production is carried out by an underground operating method. This will be the case at Hod Maden. There is also potential to receive incentives from the central government, however the form and value of such will only become apparent once the Project gets closer to development.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

The basic corporate income tax rate levied on business profits is 20 per cent, while dividends are subject to 15 per cent tax. There is no restriction on repatriation of profits and no import duty for new mining and processing equipment. There are no prescriptive requirements in respect of the financial capacity of investors, but the licensing and monitoring regime outlined above aims to ensure continued investment as a requisite to maintaining the necessary licences.

Minimum Expenditures and Protection of the Environment

Under the Environmental Law (dated 11 August 1983 as amended from time to time) and the Environmental Impact Assessment Regulation (dated 17 July 2008 as amended from time to time), investors are required to undertake an environmental impact assessment in order to conduct certain mining activities that fall within the scope of the Environmental Impact Assessment Regulation (Turkish Ministry of Environment and Urbanisation).

The 2010 amendments to the Mining Law simplified the process for obtaining necessary environmental permits by preventing the restriction of mining activities by secondary legislation or discretionary practices by other governmental authorities. The 2010 amendments also give MENR the power to prohibit mining activities on certain types of land, provided that the vested rights of individuals are protected and the opinions of the relevant authorities in charge of the land are obtained. Furthermore, public authorities are required to inform the Mining Directorate of any special protection areas (e.g. military areas, national parks, preserved forests, and coastline areas).

The Mining Law and the Mining Directorate regulate mining activities in such special protection areas. The Project is not in any special protection areas.

Current licence fees (sunk costs) are depicted in Table 4.6. These licences enable Artmin to undertake the following activities within the leases on Forestry lands. Activities on private lands require the consent of the owners.

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Table 4.5	List of Forestry Permits

Licence No	Purpose of Forestry Permit	Total Area of Forestry Permit (m²)
IR.20050853	5.216,38 m² Drilling Area + 24.306,71 m² Road	29,523.09
IR.20050853	6.632,69 m² Drilling Area + 20.804,10 m² Road	27,436.79
IR.20050853	6.098,48 m² pit area + 142,44 m² waste dump + 116,39 m² building site + 356,07 m² stockpile	6,713.38
IR.20050853	3.927,65 m² Road	3,927.65
IR.20050853	8.126,88 m² Drilling Area + 25.536,78 m² Road	33,663.66
IR.20120391	4.698,12 m² Drilling Area + 23.567,07 m² Road	28,265.19

Table 4.6	Operating Licence Fees 2018

Payments (2018)	Operating Licence (20050853)
Licence Value (ACCORDING TO MINING LAW)	50.193,00 TL
Forestry Land Permit Fee (Road)	9.481,79 TL
Forestry Land Permit Fee (30 drill sites)	49.875,76 TL
Forestry Land Permit Fee (30 drill sites)	63.242,36 TL
Forestry Land Permit Fee (28 drill sites)	59.965,79 TL
Forestry Land Permit Fee (52 drill sites)	49.011,49 TL

Note: Fees are in Turkish lira.

It is instructive to note that payment liability is variable. Licence values are determined by MIGEM every year. The revaluation rate is determined annually by the Ministry of Finance according to the provisions of the Tax Procedure Law.

As a result, the 2018 licence value is determined by increasing the amount of the previous years at the revaluation rate (according to Mining Law Article 13). Fees are announced on the website of the Mining Directorate:

http://www.migem.gov.tr/malikonular/2018%20Y%C4%B1l%C4%B1%20Ruhsat%20Bedelleri%20Tablosu.pdf?MOD=AJPERES&CACHEID=1106c96f-5938-431e-afc2-de2fee11a7e4

Although activities are limited to those prescribed, it is also a requirement to commit to expenditure on the leases to keep them in good standing. These costs are summarised below in Table 4.7 and will be offset by pre-development capital expenditure in the cost estimate.

Table 4.7	Exploration Licence Fees and Minimum Expenditure Until Start/End 2019

Exploration Licence Number	Licence Value (2018)	Minimum Exploration Expenditure Requirements until 2019 (ACCORDING TO MINING LAW ARTICLE 13)
201200321	5.018,00 TL	343.410,00 TL
201201058	5.018,00 TL	343.410,00 TL	up to July 2019
201201059	5.018,00 TL	343.410,00 TL	up to July 2019
Total	15.054,00 TL	1.030.230,00 TL

Note: Fees are in Turkish lira.

Similar to the licence fees, Minimum Exploration Expenditure (financial capability) amounts are determined by MIGEM every year. The revaluation rate is determined annually by the Ministry of Finance according to the provisions of the Tax Procedure Law and announced on the website of the Mining Directorate.

http://www.migem.gov.tr/malikonular/2018%20Y%C4%B1l%C4%B1%20Mali%20Yeterlilik%20Tablosu.pdf?MOD=AJPERES&CACHEID=1106c96f-5938-431e-afc2-de2fee11a7e4

To date impact on the Project area has been minimal. Most drill holes have been adequately capped and others are programmed to be capped by the incumbent exploration team. Similarly the exploration tracks and drill platforms will ultimately be rehabilitated as part of the environmental management plan which is described in part 20. The drillers camp on rented land will also require dismantling and rehabilitation (cost for such is captured in the drilling contract).

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A preliminary list is provided in Table 4.8. Key to obtaining permits will be acceptance and approval of an Environmental Impact Assessment that will have to be prepared by the company and submitted to the General Directorate of Environmental Impact Assessment (EIA), Permit and Inspection (part of the Ministry of Environment and Urbanisation).

Table 4.8 List of Permits Required

Subject Matter	Permit required	Corresponding Government Authority	Projected time to obtain	Comments
Water Regulations	Water Exploration & Use Permits (Surface and Ground Water)	Ministry of Forestry and Water Affairs/General Directorate of State Hydraulic Works	With the EIA process	Will be taken once and will continue throughout project life
Forestry Law	Forestry Permit	Ministry of Forestry and Water Affairs/General Directorate of Forestry	After the EIA is granted	Will be taken once and will continue throughout project life. Be paid every year
Regulations on Explosives	Explosive Use & Transport & Storage Authorisation	Gendarme & Governorship & Police Directorate	Before the operation stage	To be renewed every year
Mining Law	Land Usage and Acquisition of Land for Mine Sites, Plant and Infrastructure	General Directorate of Mining Affairs/Ministry of Energy and natural resources & Artvin Governorship	After the EIA is granted	Will be taken once and will continue throughout project life
	Operation Permit	General Directorate of Mining Affairs/Ministry of Energy and natural resources	With the EIA process	Will be taken once and will continue throughout project life
Environmental Regulations	EIA permit	Ministry of Environmental and Urbanisation/General Directorate of EIA, Permit and Inspection	2019, Q4 (estimated)	Will be taken once and will continue throughout project life
	Temporary Operating Certificate	Ministry of Environment and Urbanisation	After the EIA is granted and before the operation stage	For a year
	Environmental Permit or Environmental Permit and Licence for both construction and operational activities(including air emissions, noise, wastewater discharge permits, mine waste storage facility licensing)	Ministry of Environmental and Urbanisation/General Directorate of EIA, Permit and Inspection	Within the validity of the Temporary Operating Certificate	Will to be renewed five years.
	Environment Plan or Regulatory Development Plan or Master Plan	Ministry of Environment and Urbanisation/ General Directorate of Spatial Planning or Municipality	After the EIA is granted	Will be taken once and will continue throughout project life
	Temporary Waste Storage Permit	Artvin Governorship/ Provincial Directorate of Environment and Urbanisation	After the EIA is granted	Will be taken once and will continue throughout project life
	Approval of the Design of the Wastewater Treatment Plant	Ministry of Environment and Urbanisation	After the EIA is granted	Will be taken once and will continue throughout project life
Hazardous Materials	Hazardous Materials Operating Certificate	Ministry of Transport, Maritime Affairs and Communications	Before the operation stage	Will to be renewed five years.
	Obtain the Necessary Approvals According to the Regulation on Prevention of the Risks of Major Industrial Accidents	Ministries of Environment and Urbanisation & Labour and Social Security	Before the operation stage	Will be taken once and will continue throughout project life
Road Usage	Highway connection permit	Ministry of Transport, Maritime Affairs and Communications General Directorate of Highways	With the EIA process	Will be taken once and will continue throughout project life

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Subject Matter	Permit required	Corresponding Government Authority	Projected time to obtain	Comments
Agriculture Land Usage	Permit for non-agricultural use	Ministry of Food, Agriculture and Livestock	After the EIA process	Will be taken once and will continue throughout project life
Power Supply	Energy Connection Permit	Turkish Electricity Distribution Corporation	With the EIA process	Will be taken once and will continue throughout project life
Governorship Permits	Village road usage permit Business Opening and Operating Permit Building Use Permit Exemption for Mining Area	Artvin Governorship/ Provincial Special Administration	After the EIA is granted	Will be taken once and will continue throughout project life
Security	Private Security Permission	Artvin Governorship & Gendarme	Before the construction stage	Will be taken once and will continue throughout project life
Radio Permit	Radio Permit	Ministry of Interior	Before the construction stage	Will be taken once and will continue throughout project life

*In case of any changes in the Project details that are required to be renewed without depending on the Project life and the period specified in the permission document, these permissions would be renewed.

Other Significant Factors and Risks

There are a number of mines in the north eastern regions of Turkey. Other major projects in the area have been associated with hydroelectric power generation. Although there has been some resistance to some of these projects in the past, they all seem to have advanced eventually. Negative sentiment was expressed (locally) towards the Project in early development days, mainly around the possible use of cyanide. This negative sentiment has largely dissipated and Artmin have focussed on processing options that do not require the use of cyanide.

Although there is some unrest in the greater Middle Eastern region (Turkey sits on the periphery of such), the Project is far from any area experiencing such. Turkey remains a stable and vibrant country; however, it is not the scope of the PFS to comment on broader socio-politics. Water supply and diversion is a significant unresolved risk.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Location and Access

The Property is located in eastern Turkey, Artvin Province, near the border with Georgia. The Project is accessible from Artvin city (20 km in a straight line, one hour by road) or from Erzurum city (130 km or 2.5 hours by road via Yusufeli). The highways from Artvin or Erzurum are asphalt to the new main road junction along the new reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt.

Yukarimaden village lies within the property and has limited power, running water, and sewage treatment facilities.

A map of the region has been provided in Part 4.

5.2	Physiography, Vegetation and Climate

The Project area is characterised by moderate to steep hills of exposed rock, variable soil cover and vegetation. The climate in the Artvin region vary considerably due to the terrain and variable elevations, resulting in microclimates, but the most prevalent ones are Dfb, Cfb (Köppen and Geiger classifications). As mentioned above, nearest village is Yukarimaden.

The climate is warm and temperate in Yukarımaden and there is significant rainfall. Even in the driest month there is normally a significant amount of rain. According to Köppen and Geiger classification criteria, this climate is classified as Cfb (oceanic); essentially wet all year round with mild summers due to the nearby Black Sea and slight elevation. The average annual temperature in Yukarımaden is 9.9°C. Precipitation at Yukarimaden averages 642 mm. Elevations range from approximately 850 m to 1,650 m above sea level in the mine area. Average monthly rainfall ranges from 40 mm to 80 mm with the wettest months from April to June. Climatic data is presented below in Table 5.1.

Table 5.1 Yukarimaden Climate Data

	January	February	March	April	May	June	July	August	September	October	November	December
Avg. Temperature (°C)	-1.8	-0.2	4	9.5	13.7	17.1	20.7	20.5	17	11.7	5.9	0.8
Min. Temperature (°C)	-5.6	-4.4	-0.9	3.8	7.8	10.8	14.3	14.1	10.4	6	1.4	-2.8
Max. Temperature (°C)	2	4	8.9	15.3	19.7	23.4	27.1	27	23.7	17.5	10.5	4.5
Avg. Temperature (°F)	28.8	31.6	39.2	49.1	56.7	62.8	69.3	68.9	62.6	53.1	42.6	33.4
Min. Temperature (°F)	21.9	24.1	30.4	38.8	46.0	51.4	57.7	57.4	50.7	42.8	34.5	27.0
Max. Temperature (°F)	35.6	39.2	48.0	59.5	67.5	74.1	80.8	80.6	74.7	63.5	50.9	40.1
Precipitation / Rainfall (mm)	50	46	41	56	65	63	44	42	47	64	63	61

The warmest month of the year is July, with an average temperature of 20.7°C. January is the coldest month, with temperatures averaging -1.8°C.

The difference in precipitation between the driest month and the wettest month is 24 mm. Throughout the year, temperatures vary by 22.5°C.

The Project location as planned is basically split in two by ridge that averages 1,500 m in elevation. The mine itself is below the valley created by the Maden Creek to the south of this ridge, and the main processing infrastructure, non-process infrastructure and tailings storage facility will be located to the north in a valley formed by the Saliçor Creek (which flows into the Maden Creek some kilometres downstream; the Maden Creek ultimately flows into the reservoir of the Çoruh River formed by the Deriner Dam.

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It does snow in the region, particularly at higher altitudes, and snow melt has been observed swelling the local creeks in mid-spring. Snow is not problematic however, with one or two snow showers expected per year and rarely deep.

The valley in the south (Maden Creek) is the location of Yukarimaden, and the mine infrastructure area that has been designed on the flanks of a perpendicular minor valley (technically a draw, known as Powerline Valley, characterised by quite weathered and iron stained soils) is in a sunny location on the northern slopes of this valley. This valley is quite deforested, particularly on south facing slopes, hence is characterised by bare rocky ground, grasses, small shrubs and sub-alpine flowers.

The valley to the north (Saliçor Valley) has much less arable land and a population near the Project of 2. The portal and the site for most infrastructure is currently designed to be on the north facing slope (for obvious reasons, none the least traversing the Saliçor Creek), which unfortunately has less sunshine and quite forested with conifers almost down to the valley floor (where other Mediterranean trees and shrubs start to become more common). It is likely to be cooler here during winter but will actually enjoy more sunshine in summer. A small valley (draw) that intersects the Saliçor Valley upstream from the proposed plant site has been selected as an appropriate location for the tailings storage facility. This area is also characterised by barren rock outcrops, low shrubs and grasses, with occasional pine trees.

There is little agricultural land in the area, being restricted to terraces and narrow valley floors. There is limited industry apart from a rapidly developing hydro-electric power system along the Çoruh River. The only income for the immediate region is from agriculture, tourism, forestry, herding animals on the mountainsides and beekeeping. Much of the original population has moved away, with generally older generations being resident in the cooler months, whom are visited by progeny and other relatives during the warmer months and holidays. It is understood that the permanent population is approximately 125 people at the last census (2011; source Turkish Statistical Institute; June 2012).

The agriculture is generally mixed intensive with seasonal crops mingled with orchards at lower levels and grazing (goats and sheep) at the higher levels. There are many orchard and stone fruit trees, including pears, almonds, apples, quinces, plums and apricots, as well as olives. The valley has been subject to human disturbance for a very long time, hence there are also many invasive weeds bramble/blackberry and other nuisance species present. Crops observed included potatoes, corn and sunflowers being grown on the Maden Creek valley floor. Near dwellings more intense vegetable gardens can be found, but it is unlikely these are grown for market. Upstream from the Project there is evidence of a small aquaculture (trout) operation, but it is unclear whether it remains an ongoing concern.

Exploration and mining activities can be conducted all year round.

Morphology

The area where the Project licence area is located has generally steep topographic structures. By observing the Digital Elevation Model (DEM) data obtained from topographic maps, it is seen that the elevation reaches a minimum of about 500 m in creek beds and a maximum of about 2,500 m in mountainous areas (Figure 5.1).

In some areas of high elevation, the topography slope is above 80 degrees (refer Figure 5.2). Therefore, the Project licence area has a very difficult topography and it will be important to consider this situation when planning the infrastructure required to exploit the deposit. Additionally, topography tends to get steep at the abutment of the valley floor, possibly due to erosion. Potentially there has been some ancient glacial actions in theses valleys.

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Figure 5.1	Elevation Map of Project Area

Figure 5.2	Slope Map of Project Area

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5.3	Local Resources

The Hod Maden Property is located within Artvin Province, which at the last estimate (2017) had 166,143 inhabitants within 7,362.20 km2. By regional standards the population density is relatively low (22.6 inhabitants per km2), and relatively aged (average age is 39.5). The region has been subject to rural depopulation over the past 30 years.

Much of the local labour force is engaged in agricultural pursuits, mining and service industries. There are no large construction companies located in the region and most large construction contracts in the area (including the large dam and road projects that are on-going) are presently carried out by large companies based in the west of Turkey. Accordingly, it is most likely that construction contracts will be awarded to national contractors based in the west of Turkey, although they will of course draw on (and be contractually obliged to) the local population for skilled, semi-skilled and unskilled labour; most skilled construction workers are however transient. Similarly, construction materials, machinery and fabricated items will be sourced from the west given the lack of industry in the province (or indeed adjoining provinces). Materials for concrete (except cement) are available from local quarries within 50 km of the Project, but potentially these may be quarried on site. Cement is available in the region, and for example could be sourced from the OYAK Unye Cement Cayeli Filling and Packaging Plant (in adjoining Rize Province). Most other construction materials will be sourced from the west of the country as there is only very limited supply regionally, which is mainly focussed on housing construction and agricultural requirements.

5.4	Power Supply

Two high tension power lines (154 kV & 380 kV) stretch across hilltops above the Project area. High voltage power is not available at the Project currently and limited MV power services the local community. There is no capacity at the HV substation near Artvin to supply the mine, hence a new substation will need to be built at the mine that draws off UHV power lines that traverse the Project. The local power transmission company - The Turkish Electricity Transmission Company (TEİAŞ) has been approached and it has been determined that power can be taken off the 154 kV line (not the 380 kV). This arrangement will be discussed in detail in Part 18 of this Technical Report. Discussions with TEİAŞ have also confirmed that interaction between the power transmission lines and the proposed mining activities are manageable without having to relocate the lines.

5.5	Communications Link

Telecommunications (cellular and copper wire) are available at the Project. The existing Wide Area Network in Artvin Province that currently services the Project has a fibre optic backbone capable of speeds of 30 Mbps. In order to get reasonable connectivity to operate the mine and deal with the increased volume of communications, allowance will need to be made for:

•	A new cellular tower near the mine.

These requirements are discussed in further detail in Part 18.

5.6	Water Supply

Water supply remains a significant risk to the Project in as much as supply location and rights are yet to be resolved. There is no shortage of water in the district however and the Project is well watered. Significant effort will need to be applied in the next phase of project development to sort this issue out; however, to put this into context:

1	The Project will generally be a zero discharge operation, although provision has been made to treat and discharge water in winter months when there will be a possibility of going into positive water balance if reservoirs are full.
2	It is expected that dewatering the mine will provide the greater part of the water requirement for the project, subject to hydrogeological drilling investigations, particularly in the early years of the mine life.

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3	There will be some opportunity to harvest water during rainfall events.
4	Allowance will be made for identifying and ultimately equipping potential wells to supply the mine.
5	Potentially a small amount of water could be pumped from the Çoruh River dam.

Water supply infrastructure will be discussed further in Part 18.

5.7	Seismology

The Property is located in a 3rd degree earthquake zone. The nearest major fault zone is the Horasan-Şenkaya Fault Zone, which is located about 65 km south-west. The location of the Property on the earthquake zones map and the distance to the fault zones within 100 km of the licence areas are shown in Figure 5.3 and Figure 5.4.

Figure 5.3	Demonstration of Licence Areas on Earthquake Zones Map

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Figure 5.4	Map Showing Distance of Licence Areas to Fault Zones

5.8	Surface Ownership

As discussed in Part 4, surface ownership of the licence areas is split between the State (Forestry) and privately-owned lands (all quite small). Surface ownership and rights will be resolved by standard protocols with the appropriate ministry for access to forest lands, land purchases and/or leasing arrangements with surface ownership land owners.

5.9	Transportation

There is a major highway between Hopa on the coast and Erzurum in the interior (D950/D010). This road has been surveyed by the Project team and although in good quality, has height restrictions due to multiple tunnels. As mentioned earlier, the highways from Artvin or Erzurum are asphalt to the new main road junction along the new reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt and will be difficult to upgrade, particularly in the canyon section near the junction with the main road.

Loads will also need to be as per Turkish traffic regulations; hence shipment of oversize and indivisible loads will not be possible to a large extent.

The nearest major airport is at Erzurum, which has an international and significant domestic airport (the alternative is Trabzon), although a new airport is planned for Rize/Hopa.

Two concentrate handling facilities and ports are situated on the Black Sea coast near the Project. The closest is Hopa, approximately 120 km by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The port at Rize handles concentrate from Cayeli, approximately 200 km from the Project.

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6	HISTORY

6.1	Mining History

The Hod Maden deposit, (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. South of the provincial capital, Artvin, lies the volcanogenic Murgul copper mine and mill complex. The high grade Cerratepe VMS deposit, also near Artvin city, was found in recent years by Cominco. Cominco’s discovery team included Firuz Alizade who currently directs Lidya’s exploration at Hod Maden.

Mining at Hod Maden may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining (Hot) at Hod Maden. The tailings from Russian processing facilities are in the southern part of the Project area. In 1886 the Hot property was in the territory of Russia and the operation of Hot Mines was given to Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904. A memorandum referring to this region by Mr. Robin reports that some 500 to 700 t of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade. These figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the mine was acquired by the Russian Hot Company. Exploration, including drilling was carried out by this company; however, the results are not available. The Hot Company started construction of a new metallurgical plant and access road following the exploration campaign. The Company's activities ended in 1923 when the Russians were expelled and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began but did not finish a tunnel in the direction of the Mariana Resources Hod Maden discovery hole area.

6.2	Contemporary Previous Ownership and Exploration

The mine site was acquired by the Mineral Research & Exploration General Directorate (MTA) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% Cu. These values are of historic interest only. Following this work, new development was proposed however not immediately carried out.

The following is a chronology of ownership and events since 1943:

6.2.1	Mineral Research & Exploration Directorate

1946 – A report was issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ km long anomaly.

1966 – A report - Hot Artvin Pb-Zn-Cu Mineralisation, authored by MTA Dr.R.Ovalıoğlu, was published.

1970 – A further report - Geology Around Belizor Meydan (Hot) Districts, authored by MTA Mehmet Doyuran was published

1974 – It appears that MTA allowed Eti Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (NB: Lidya drilled this in 2014).

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1976 – The Geological Report of Pyritic Cu-Zn-Pb Mineralisation, authored by MTA ‘s Satir and Ereren was published that included IP and Turam geophysical work.

6.2.2	Anglo-Tur

The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.) in circa 1991. In 1992 Anglo-Tur drilled 6 holes at Hod; the results of this drilling are not known.

6.2.3	Teck Cominco

Circa 2006, Teck acquired concessions (Cominco reportedly held the property several times since the1990’s) through government auction covering the old Hod Maden mine area which included the area drilled by Lidya in 2014. Artmin were invited by Teck to visit the property in 2010. On December 3 of that year AMG made the first visits to Turkey properties on invitation from Teck.

On July 7 2011, the Turkish government (MIGEM) announced plans to auction 1252 mining licences, commencing Jan. 9, 2012 and finishing May 24, 2015.

6.2.4	Artmin Madencilik

As mentioned above, the Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession. From October to December of 2011, auction properties were ranked by AMG personnel ahead of upcoming auction.

AMG Mineral Madencilik AS (AMG) geologists visited the prospect for the first time in mid-January, 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with Turkish mining law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (AGN or “Aegean”) became a TSX-listed company (TSX VENTURE: AGN). Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 M AGN shares and a minimum $US300k of exploration expenditures over 3 years (by Aug 2015). Teck retained a 2% Net Smelter Return (NSR) on the concessions. This acquisition united 4 concessions totalling 7,394 hectares, forming the Hod Maden Project, and under the control of AGN.

In mid-January 2012, AMG personnel including Mr Thomas Henricksen, visited all 3 properties and collected surface samples. Initial samples taken returned maximum values of 4 g/t Au in road cuts. No detailed sampling was carried out. The mineralisation appears extensive with the best Au-Cu-Zn values at the lowest elevation in the centre of an 8+ km long, 300 meters wide, north-trending alteration zone.

AGN had entered into option agreement with Lidya Madencilik in June of 2014. Under the terms of the agreement, Lidya has earned a 70% interest in Hod Maden property through exploration expenditures and cash payments. Mariana Resources Limited (MARL) merged with AGN in January 2015, and therefore now holds AGN’s former 30% interest in the jointly owned company.

Artmin, as a jointly owned company was formed in January, 2016, upon the signing of the Shareholder Agreement between MARL and private Turkish company Lidya Madencilik. Lidya and MARL hold 70% and 30% interests, respectively, in Artmin.

In July 2017, Sandstorm acquired Mariana Resources (MARL) and its 30% interest in the Hod Maden project.

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7	GEOLOGICAL SETTING AND MINERALISATION

7.1	Regional Geology (from Henricksen, 2015 and Roth & Alizade, 2017)

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the north, and Arabian and African Plates in the South. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of ongoing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is located in the northern-most Pontide Belt, within the Eastern Pontides (Tethyan) metallogenic belt of which coincides with the 500 km long, and 50 to 75 km wide mountain chain extending along the south-eastern Black Sea coastline (Figure 7.1). The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain of dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture (Figure 7.2).

Figure 7.1	Distribution and Classification of the Gold Deposits and Prospects of Turkey

Source: Mining Journal 2013

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Figure 7.2	Regional Setting of the Hod Maden Project, together with the Locations of Significant Nearby Mining / Exploration Projects

Hod Maden is Located Within a NNE-Trending Suture Zone, with VMS-Type Deposits being the Dominant Mineralisation Style to the W and Porphyry / Epithermal Deposits within, and to the E of, this Suture Zone (General Directorate of Mineral Research and Exploration MTA, 1963; in Roth & Alizade 2017)

7.2	Project Geology

The Property contains roughly north-south trending stratigraphy, however the general dip directions are quite variable. Three principal rock types are present on the property. The following local geological description is sourced from Callan, 2013.

Mineralisation is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Project area principally include:

•	Massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;
•	Occasional columnar jointed sills of more mafic composition;
•	Locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

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The south-eastern part of the Project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralisation, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritisation are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Lithology of the Property area is shown in Figure 7.3.

Figure 7.3	Lithology of the Property Area (Topal & Tezcan 2018)

General east-west cross section of Hod Maden showing lithology is shown in Figure 7.4 (Topal & Tezcan 2018).

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Figure 7.4	General Section of Hod Maden Project (Lithological)

Alteration of the Property is shown in Figure 7.5 (Topal & Tezcan 2018).

Figure 7.5	Alteration map of the Property

General east-west cross section of Hod Maden showing alteration is shown in Figure 7.6 (Topal & Tezcan 2018).

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Figure 7.6	General Section of Hod Maden Project (Alteration)

Source: (Topal & Tezcan 2018).

7.2.1	Structural Geology

The following structural geological description is sourced from Callan, 2013.

The Project has a complex structural architecture. Stratigraphic dips in the mapped area are recognised within well-bedded north-northeast striking volcaniclastic units in the axial part of the prospect showing typically steep east dips, as well as locally more sub-vertical and even locally steep east dips. Extensively exposed volcanic-sedimentary units exposed to the west of the Project area, almost certainly represent part of the same regional stratigraphic package, show similar sub-vertical dips, and thus a very broad steeply-dipping domain is indicated. Locally occurring on the outcrop scale are district-scale litho-structural more sub-horizontally bedded “lithons” bounded sharply by the steeply dipping stratigraphy, these perhaps representing hinge zones of folds, the limbs of which have been sheared out. The more massive volcanic porphyry and breccia units in the western area are part of the same volcanic-sedimentary package, and could be similarly steeply dipping, though local vertically oriented columnar joining in mafic sill-like bodies might hint at preservation of shallower dips in these more massive units, with high-strain now partitioned into well-bedded, fine volcaniclastic components, and manifested as very steeply inclined bedding, folding, bedding-parallel shear, and perhaps local transposition.

Andesitic stratigraphy, mapped in the very north-eastern edge of the Project area, shows steep east dips which, further east beyond the mapping area, become shallow east-dipping, with local west dip reversals, reflecting development of large-scale folding.

Massive to very thick bedded andesites in the south-eastern part of the Project area show conspicuously highly discordant east-west strikes and moderate north dips, with a major north northeast striking fault (the “Hod East Fault”); separating this domain from the dacitic bedded volcaniclastic units immediately to the west. The north limit of the massive andesites may be bounded by an east-west striking, north dipping (bedding- parallel?) reverse fault, the hanging-wall of which comprises north dipping, dacitic volcanic units occupying the limb of a large-scale northeast plunging syn-formal fold.

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A vast array of faults, including both low-angle and steeply dipping structures, is present in the mapped area. Some faults control distribution of mineralisation and broader hydrothermal alteration.

Perhaps the most important structural feature, closely associated with the main mineralised occurrences and broader altered corridor, trending north northeast through, and coring the property, is a complex north to north-northeast trending zone of faulting (the “Hod Maden Fault Zone”, hereafter ‘HMFZ’). It includes an en-echelon series of prominent north to north-northeast striking, steep west dipping to vertical faults; developed on the western margin of the stratified dacitic volcaniclastic sequence, proximal to their contact with more massive, porphyritic, vesicular and brecciated andesites to the west. The most prominent faults, comprising foliated, gouge-rich zones several metres wide, generally occupying the sharp contact between the very well bedded and laminated units forming the bulk of the stratified dacitic sequence and a thin sequence of more crudely bedded, locally conglomeratic units forming the western margin of the sequence. Localisation of the faulting appears to have been strongly influenced by competency contrasts between the bedded dacitic volcaniclastics and the more massive andesitic units immediately to the west, the latter almost certainly acting as a rigid buttress, focusing fault-related deformation into the adjacent “soft” bedded volcaniclastic domain, with structures propagating particularly where lithologically-related contrasts are most pronounced.

Also noted locally in the structural zone, and likely interacting with the prominent steep elements, are more moderate to steeply east dipping north-northeast striking bedding parallel faults which commonly localize stratabound mineralisation and alteration.

While best exposed in the central part of the prospect on the two road sections, the HMFZ almost certainly persists into the southern part of the Project area, essentially following the controlling lithological contact.

Also significant is the north-northeast striking very steep east dipping to vertical fault (Hod East Fault Zone), separating the north dipping massive andesitic domain in the southeast from the main steep east dipping volcanic-sedimentary package occupying the bulk of the central and western parts of the area.

This fault feature is very clearly displayed in the sharp northwest trending ridge occupying the central part of the Project area, and the north segment of this structure clearly controls another conspicuous swath of alteration paralleling the main altered valley to the west. Displacement on the fault is not well-constrained though shear fabrics in its north extension suggest an east side up component. The felsic flow-dome dominated geology in the south part of the mapped area lies at the intersection of the south extension of this north-northeast striking, sub-vertical structure with inferred more southwest to west southwest striking structures, suggesting that these faults or their early manifestations may have been important in controlling dome emplacement.

Other faults include a set of more southwest to west-southwest and more west striking steep structures in the central and southern part of the Project area as well as more north-northwest striking moderate to steep east dipping faults. The latter, together with more southwest striking faults, in-part bound the flow-dome exposed in the south. Also inferred are more localised northwest striking structures which cross-cut and locally offset the more north-northeast trending stratigraphy. Commonly observed at the outcrop scale are both east and west dipping low-angle, likely contraction type structures, which in proximity to the main mineralised corridor, often host alteration. A post-mineral set of east dipping low-angle faults shows very clear, though generally minor reverse displacement.

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Quite significant syn or post-mineral deformation is indicated by several features including:

(i)	Locally foliated, schistose nature of altered zones;

(ii)	Boudinage of mineralisation;

(iii)	Slip planes in altered material;

(iv)	Gouge overprinting of sulphides in mineralised fault zones;

(v)	Locally very clear but generally minor offsets of vein-type mineralisation.

In Figure 7.7 the following examples of mineralisation are shown: Massive Sulfide Breccia (pyrite + chalcopyrite: upper left-hand photo, quarter HQ core) and Multiphase Quartz-Sulfide (pyrite-chalcopyrite) +/- Hematite/jasper Breccia (upper right-hand and lower photo; halved HQ core) in Holes HTD-04 and HTD-05 (Roth & Alizade, 2017).

Figure 7.7	Mineralisation examples

Source: (Roth & Alizade, 2017)

7.3	Deposit Geology and Mineralisation (Roth & Alizade, 2017)

Significant mineralisation identified on the property occurs with the Hod Maden Fault Zone which at surface is a broadly north-northeast striking corridor of gossanous and locally argillic/phyllic hydrothermal alteration that extends for more than seven kilometres with a width of up to 300 m. Locally it has intense pyrite/chalcopyrite mineralisation with a significant component of supergene clay alteration. The deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralisation located 500 meters further to the south at the Russian Mining area.

Main Zone: At least two styles of high grade gold-copper mineralisation are evident at the Main Zone at Hod Maden:

(i)	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

(ii)	semi-massive to massive sulfides (pyrite-chalcopyrite) (Figure 7.8).

Small scale mining of narrow, high grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

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Recent drilling suggests that the two mineralisation styles are related to different mineralising events, with the semi to massive sulfide mineralisation representing an earlier mineralisation event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 m in length (N-S), 50 - 70 m true thickness, and a down-dip extension of >300 m. Overall, the highest grade gold-copper mineralisation (typically >15 g/t Au but locally >100 g/t Au, and 2+% Cu) at Hod Maden lies along the eastern margin of the Main Zone: this domain of very high grade mineralisation is typically 15+ m thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains about 62 % of the in-situ metal content of the Hod Maden deposit. All mineralisation intersected to date at Hod Maden Main Zone is sulfide; no oxide (and only limited supergene enrichment - minor replacement of chalcopyrite by chalcocite - occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

In Figure 7.8 shows a recent Drill Plan for Hod Maden with Surface Projections of the Main Zone and Southern Deposit, together with the Broad Outline of the +100 ppb soil Au Anomaly and Locations of the Discovery Hole HTD-04 and Follow-Up Step-Out/Scissor Hole HTD-05.

Figure 7.8	Drill Plan with Surface Projections of the Main Zone

The Pre-1923 Russian Mining Area is Located a Further 500 m to the S of this Figure (Roth & Alizade, 2017).

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Figure 7.9	Alteration / Mineralisation cross section

Hydrothermal alteration associated with the gold-copper mineralisation at Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 m or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralisation contains only minor concentrations of Ag and trace concentrations of deleterious elements such as As, Sb, Bi, and Hg. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and consists of network quartz veins, veinlets, and breccia (Figure 7.10). Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralisation, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone, and will progressively move southwards towards the area of the pre-1923 Russian mining activity.

In Figure 7.10 the following mineralisation examples are shown: Quartz-Pyrite Veinlets in Dacite, Southern Deposit (left hand photo; halved HQ core) and Massive Sphalerite-Galena from the hangingwall of Main Zone (left hand photo; halved HQ core) (Topal & Tezcan,2018).

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Figure 7.10	Mineralisation examples Southern Deposit

Source: (Topal & Tezcan,2018)

Stratabound and disseminated style Zn-Pb (sphalerite-galena) mineralisation also flanks the known gold-copper mineralisation to the east and locally to the west (Figure 7.11). It is not currently known whether this style of mineralisation represents a separate mineralisation event or whether it forms part of a distal metal zonation to the gold-copper system.

The Russian Zone: Very little is known about the style of mineralisation mined from the pre-1923 Russian mining area, located approximately 500 m to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. However, historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (Cu-Au-Pb-Zn-Ag) veins. It is perhaps also worth noting that, topographically, the pre-1923 Russian mine area lies approximately 300 m vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Figure 7.11	Generalised Mineralisation Block Diagram of the deposit (2018)

Source: (Topal & Tezcan 2018)

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8	DEPOSIT TYPES

The Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits (Figure 8.1). The province extends over an area of more than 500 km east-west and 50 km to 75 km north-south and consists of a 2,000 m to 3,000 m thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (Cu>>Pn+Zn) to west (Pb+Zn>>Cu).

Approximately 40 km to the northwest of Hod Maden the Murgul Cu-(Pb-Zn) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 km west of Hod Maden, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the Project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 km to the north of Hod Maden lies the Ardala-Salinbas prospect which is an intrusion related system with the mineralisation hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

Figure 8.1	Deposits of the Eastern Pontides Turkey, Georgia, Armenia and Azerbaijan

Source: Intierra Maps November 2013

Because of these nearby deposit styles, MARL’s initial exploration focus was on the VMS type mineralisation. Consultant geologist Nick Callan was engaged by MARL to validate the concept of the VMS type target at Hod Maden, and to modify the exploration models given evidence to the contrary. After mapping the Project area, Callan concluded that much of the textural and mineralogical evidence together with suggested late timing of mineralisation indicated that the Hod Maden prospect is more likely to be an epigenetic polymetallic vein type, perhaps with intermediate-sulphidation epithermal (or sub-epithermal) affinities. Many observed features are more readily explained in this context, rather than in a VMS type setting and many alteration features normally associated with the VMS deposits are not apparent from the current mapping.

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Subsequent drilling at the Project and the discovery of “bonanza gold” grades has reinforced Callan’s early interpretation. Currently, there is no evidence of “exhalative” sulphide mineralisation, although the brecciated jasper seen in the drill core could indicate that a silica “cap” may have been at one time present on top of the massive sulphides but has been destroyed by later movement along the Hod Maden Fault Zone.

The current view of MARL/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralisation formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver (Figure 8.2).

Figure 8.2	Generic High-Sulphidation Epithermal Model

Source: Mirasol Resources

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9	EXPLORATION

The Hod Maden project was identified as part of a regional project generation programme undertaken by Aegean Metals Group (Aegean) between 2010 and 2012. Aegean consolidated the mining title at Hod Maden, which consisted of four tenements covering a total of 73.9 square kilometres, through the acquisition of the northernmost of the four tenements at a government auction and the southernmost three tenements from Teck Resources. The Hod Maden project area was originally identified as being of great interest because of i) its location in the prolific Eastern Pontides metallogenic belt, which is well endowed with VMS, porphyry, and epithermal deposits ii) presence of extensive hydrothermal alteration zone (dominantly Fe-oxide + clay), extending some 7 km in a broadly N-S orientation and associated with the regional-scale Hod Maden Fault Zone and iii) the abundance of small-scale underground mines in the far southern portion of the Project area, from which high grade vein-hosted copper had been extracted by Russian mining interests up until 1923. The presence of slags in alluvial cover in the Main Zone area indicates signs of ancient mining activities at Hod Maden, possibly from Roman times and a common feature of many mining projects throughout Turkey.

9.1	Historic Exploration Chronologically by Company (Prior to Artmin)

In 1886 the Project area was part of the Russian Territory and the property was operated with underground mining from 1888 – 1904. Production was estimated at 500 – 700 tpy of copper from what is now known as the Russian workings (the southern-most area of the project). This was the only known area of historic workings. Mining methods were underground/narrow vein. The mine closed prior to 1911 and the Russians were expelled by 1923.

The Mineral Research & Exploration General Directorate (MTA) acquired the property in 1942. Limited geophysical surveys were completed during 1942-43 and they re-opened the historic mines and mapped and re-sampled the underground workings. MTA analysed 109 samples, mostly from narrow vein occurrences, which produced an average 2.57% copper.

Various studies and proposals were conducted through 1970. Geophysical surveys including induced polarisation (IP) and TURAM electromagnetic (EM) surveys were undertaken by MTA in the early 1970’s.

In 1974 ETI Bank drilled some of the geophysical targets identified by MTA in the southern area, however results are unknown.

In 1991 Anglo American recommended drilling, apparently in a Joint Venture with Lidya, and in 1992 Anglo completed six holes, results are unknown.

In 2006 Teck acquired the Hod Maden “Mine Concession” (20050853) at auction, centered on the Russian Workings area and they staked two adjacent exploration concessions. That initial concession covered the historic Russian workings, and fortuitously extended far enough north that it included what became the new Main Zone - Hod Maden discovery. Cominco had held the concession on several previous occasions.

Aegean Minerals (or their predecessor AGM) acquired the Hod North concession (201200321) which partially overlapped the Teck concession at auction in 2012. Aegean later acquired the Teck concession, leaving Teck with a royalty in May of 2013. Aegean completed reconnaissance geological mapping and rock chip and soil geochemistry at Hod Maden, which resulted in the identification of a number of Au-Cu(-Zn) anomalies in the general vicinity of the Main Zone deposit.

Rock sampling of the road cuts by Aegean was carried out in 2012, see Figure 9.1 and Figure 9.2. Sampling was carried out along two road sections approximately 400 m apart along strike within the central part of the property. The early rock sampling demonstrated that elevated silver, zinc and copper grades were in some way associated with the Hod Maden Fault Zone (HMFZ). Sample intervals and grades range from 90 m at 1.74 g/t gold at the south road cut and 128 m at 1.34 g/t gold (including 5 m at 14 g/t gold) at the north road cut. Earlier interpretations were that these geochemical anomalies may have been the result of cross-faulting to the HMFZ.

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Figure 9.1	Aegean Rock Sampling in 2012 Showing Gold Assay Results from Generally 1 m Channel Samples from Road Cuts

Rock chip samples were collected in numbered plastic sample bags. The samples were subsequently placed in larger bags and shipped for assay. No sample preparation is carried out at the Project area. Soil samples were sent for analysis as collected. All rock and soil were dispatched to SGS’s Ankara laboratory for analysis. All soil and rock samples were analysed for gold using a 30 g or 50 g Fire Assay with AAS finish, in addition to a 32 element ICP-A ES analysis of aqua regia digests. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted into the analytical sequence at the rate of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples. Reference laboratory check assaying was performed to determine whether assay values were consistent between laboratories.

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Figure 9.2	Aegean Rock Sampling in 2012 Showing Zinc Assay Result from Generally 1.0 m Channel Samples from Road Cuts

Geology and alteration mapping covering the Project area are shown in Figures 9.3 and 9.4 respectively.

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Figure 9.3	Geology of the Hod Maden Project Mapping (Topal & Tezcan 2018)

Figure 9.4	Alteration of the Hod Maden Project Mapping (Topal & Tezcan 2018)

An isometric view of the Hod Maden project area, including the deposit location and fault zone is shown in Figure 9.5.

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Figure 9.5	Overview of the Hod Maden Fault Zone and Prominent Hydrothermal Alteration (dominantly Fe-oxides replacing sulfides and clay)

The Hod Maden Fault Zone Consists of a Western (West) and Eastern (East) Splay, with the Main Zone Gold-Copper Deposit being Located in the Valley in the Foreground. View Looking North

9.2	Exploration by Artmin

9.2.1	Reconnaissance Exploration & Mapping

Artmin, as a jointly owned company was formed in January 2016, upon the signing of the Shareholder Agreement between MARL and private Turkish company Lidya Madencilik (Lidya). Lidya and MARL hold 70% and 30% interests, respectively, in Artmin Madencilik.

Polimetal Madencilik (Lidya Madencilik) commenced reconnaissance exploration in 2014 focused on the completion of geological mapping and the collection of systematic soil and rock chip (channel) sampling over the central portion of the property (Figure 9.6). No geophysical methods were employed at this stage, given the preference towards geology and geochemical techniques in relatively rugged terrain and the presence of high voltage electrical power lines along the strike of the Hod Maden Fault Zone. All rock and soil samples were dispatched to SGS’s Ankara laboratory for analysis. All soil and rock samples were analysed for gold using a 30 g or 50 g Fire Assay with AAS finish, in addition to a 32 element ICP-A ES analysis of aqua regia digests. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted into the analytical sequence at the rate of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples. Reference laboratory check assaying was performed to determine whether assay values were consistent between laboratories.

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Figure 9.6	Plan view of the Hod Maden Project Area, showing the Main Target Areas and the Locations of the Two Current Gold-Copper Resource Areas (Main Zone and the South Zone) also Indicated

Exploration Activities are Now Extending to the Area of the Pre-1923 Russian Mining Area and the Northern Extension. The Hod Maden Tenement Boundary lies Beyond the Area Shown in the Figure (Roth & Alizade 2017)

Geological mapping continued in the central portion of the NNE-trending Hod Maden Fault Zone, along which the prominent “colour” anomaly (Fe-oxides replacing sulfide, and clays) is developed, and confirmed that the main rock types at Hod Maden are andesites and intercalated andesitic volcano-sedimentary rocks. Dacitic flows and breccias are also locally exposed to the south of the Main Zone discovery, and a flow banded felsic (rhyolitic) dome complex is also exposed in the south-eastern portion of the tenement block. Andesites and andesitic volcano-sedimentary sequences have, to date, been considered the preferred host rock for gold-copper mineralisation at Hod Maden.

9.2.2	Soil Samples

Polimetal Madencilik has collected a total of 960 soil samples since 2014, located on a 100 m by 100 m spaced grid. Soil samples are collected with shallow holes 10-20 cm below the surface. Results for the soil geochemical sampling completed in the central portion of the Hod Maden project are indicated in Figure 9.7 for gold and copper and Figure 9.8 for lead and zinc. The soil gold values delineate an approximately 900 m long, +100 ppb anomaly with a broad NNE-trend. The highest (+300 ppb) and most consistent gold values (labelled “Future Main Zone Discovery”) overlie the Main Zone gold-copper deposit. Similarly, elevated copper values are broadly associated with elevated gold values but the anomalies are more diffuse. Little has been derived from the lead soil values, however, initial indications from the zinc results are that elevated zinc soil values tend to lie on the margins of gold anomalies.

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Figure 9.7	Hod Maden Project - Soil Sample Locations and Analytical Results for Gold and Copper

Figure 9.8	Hod Maden Project - Soil Sample Locations and Analytical Results for Lead and Zinc

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Figure 9.9	Hod Maden Project - Soil Sample Gold Geochemistry

N
SOIL GRID ANOMAL
(Au ppb)
< 10
> 10
> 20
> 50
> 100
> 300
0
500m

9.3	Rock Samples

Polimetal Madencilik has collected a total of 738 rock samples from outcrops, road cuts and trenches from the property, as shown on Figure 9.10. Surface weathering is not considered strong, however the abundance of sulphides in the weathering bedrock creates a highly acidic environment and it is likely that some copper and other metals are mobilised and redistributed to some degree from surface samples. This weathering process also produced widespread secondary gypsum on rock surfaces and in the soil.

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Figure 9.10	Hod Maden Project Rock Samples Location and Assay Results

N
Rock Sample (Au ppm)
< 0.2
> 0.2
> 0.3
> 0.5
> 1
> 2
> 3
> 5
> 10
> 30
Soil Anomaly Legend
Mineralisation Au-Cu
Mineralised Zone
0
500m
ARTMIN
HOD MADEN
ROCK SAMPLE LOCATION MAP

9.3.1	Geophysical Surveys

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey on the operating licence area. The purpose of the PFS was to delineate the border of buried mineralised rocks thought to have higher density than surrounding barren country rock. In this survey, gravity observations were made by using Scintrex CG-5 Autograv. Gravity observations were conducted at 267 stations. Stations were spaced 20 m apart along 8 profiles. The maps were plotted in accordance with ED1950 UTM Datum Zone 37 except where stated otherwise. No other Geophysical methods have been utilised.

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The elevation corrected Bouguer anomalies are shown in Figure 9.11. Within the black lines mineralised rocks with high density were proposed to exist. The anomalies do not correlate with the semi-massive to massive sulphides intersected at approximately 4,542,200 mN, and 740,600 mE.

Figure 9.11	Hod Maden Project - Bouguer Gravity Map with Red Showing Areas of Interpreted Higher Density Rocks at Some Unknown Depth

9.4	Drilling

An initial seven hole / 1,647m diamond drill programme commenced at the Hod Maden project by Polimetal Madencilik in December 2014 with drill site selection being driven primarily by soil Au anomalies. The discovery hole – HTD-04 – intersected both massive to semi massive sulfide mineralisation and a multi-phase pyrite-chalcopyrite breccia which returned an impressive 103 m @ 9.0 g/t Au and 2.2% Cu from 25m downhole. The follow-up drill hole - HTD-05 – was effectively a scissor hole which was collared 100m to the south of HTD-04 and returned an even more impressive 82m @ 20.4 g/t Au and 1.9% Cu from 147 m downhole. Drilling is further described in Section 10.

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9.5	Conclusions

Additional drilling completed during 2015 and 2016 confirmed that HTD-04 and HTD-05 formed part of the Main Zone high grade gold-copper deposit, for which a maiden Mineral Resource Estimate was reported in August 2015, and subsequently updated in July 2016. A thin layer of overburden (approximately 10m true thickness) overlies the intersected mineralisation, meaning that the Hod Maden Main Zone deposit effectively represents a “blind” discovery.

The most effective exploration tools to date have been i) geological mapping, ii) soil and rock chip geochemistry, and iii) diamond drilling. In particular, the soil gold anomaly over what subsequently became the Main Zone discovery, guided initial drill site selection. Apart from the 1970’s ground geophysical surveys completed by the MTA, geophysical techniques have played little role in the discovery of Hod Maden. However, future studies utilizing deep-searching geophysical techniques would be justified to assist in the search for new mineral resources at depth and along the Hod Maden Fault Zone to the north and south. (Roth & Alizade 2017).

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10	DRILLING

10.1	Introduction

All drilling prior to 2014 was not used in the Mineral Resource estimation and is not detailed within this Technical Report.

10.2	Drilling During 2014 to 2018

All drilling during the period 2014 to 2018 was carried out by an independent contractor Geoteknik Drilling company. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was swapped for another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 190 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 m with a maximum length of 636 m and minimum of 12 m. The maximum vertical distance reached was approximately 570 m below surface. Drilling is spaced on an approximate 45 m x 30 m grid, and most holes dip approximately 60°, either to the west or east (Figure 10.1).

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Figure 10.1	Drillhole Location Plan

Legend
Au
[ABSENT]
[FLOOR,0.1]
[0.1,1]
[1,2.5]
[2.5,5]
[5,10]
[10,CEILING]
N
740500mE
4542500mN
4542000mN
4541500mN
740500mE

Note: Each grid square is 100 m x 100 m in size.

Figure 10.2 shows a typical west-east cross-section with the drillholes coloured by the gold grade in g/t.

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Figure 10.2	Typical West-East Cross-Section

Note: Each grid square is 100 m x 100 m in size.

Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-167A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 m, starting at 10 m below the collar.

Drillholes were initially located using handheld GPS or differential GPS. The final collar positions were located by a licenced surveyor.

The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

10.3	Core Recovery

Core recovery was generally greater than 90% for the samples below the surface sediments. There is no relationship between core recovery and grade or core recovery and mineralisation.

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10.4	Sample Logging and Preparation

Prior to processing, drill core is photographed and measured for core loss, then logged geologically and marked for sampling. Detailed logging of all drillholes was undertaken on site at Yukarimaden.

MARL/Lidya’s sampling protocol for drill core consists of routine collection of samples at nominal 1 m lengths, terminated at lithological or alteration contacts within mineralisation, and for 2 m sample intervals outside mineralised zones. The entire length of the drillhole is sampled. Drill core samples are obtained by sawing the core in half along the long axis using one of two core saws located in a building at Yukarimaden. Half core intervals are taken for sampling from the same side of the core.

Core recoveries were measured and recorded in the database and recovery is generally between 90 to 100% in fresh rock. Results from the analysis were sent to the Lidya office then compiled into a spreadsheet.

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11	SAMPLING METHOD AND APPROACH

11.1	Sample Handling Protocols and Security

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimise unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

11.2	Certified Standard, Blanks and Field Duplicate Submission

Since the commencement of drilling in 2014 Lidya has implemented quality assurance/quality control (QA/QC) system utilising certified reference standards, blanks and field duplicate samples. The program included:

•	Submission of one standard every 20th sample;
•	Submission of two blanks in every assay batch;
•	Field duplicates every 40th sample.

All standards and blanks were certified and obtained from an independent third-party provider Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in a quarter core being submitted to the laboratory as the field duplicate and a quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates was undertaken by Lidya and MARL geologists. All blank values returned values <0.1 g/t gold. A small number of standards marginally fell outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay.

AMC considers the QA/QC results are satisfactory and the assay data is suitable for Mineral Resource estimation and reporting.

11.3	Assay Laboratory Sample Preparation and Analysis Protocols

Two certified laboratories have been used for the primary sample analysis:

•	SGS Ankara received samples from 14/6/2014;
•	ALS Chemex in Ankara received samples from 28/4/2015.

Drillhole samples were tested at ALS. Rock, soil and sediment samples were tested at SGS. Core samples were cut in half at site by Artmin Geology department and sent directly to the laboratory. Necessary grinding and other preparations were done at the related laboratory. Except for ALS and SGS no other laboratory was used for sample preparation. The laboratory crushes and pulverises the sample to produce a 30 g charge for fire assay for gold, in addition to a sample for 33 element four acid digestion with ICP-AES analysis.

Selected methods of ALS Chemex and SGS are described as:

…Analysis method of the drilling conducted by SGS Ankara is performed for trace multi-element (ICP 40B) and trace gold (FA 303). Multi-acid digestion uses a combination of HCI (hydrochloric acid), HNO3 (nitric acid), HF (hydrofluoric acid and HClO4 (perchloric acid).

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Analysis method of the drilling conducted by ALS Chemex Izmir is performed for trace multi-element (ME-ICP 61a) and trace gold (Au-AA25) codes. Following to ME-ICP40B analysis for SGS “aqua regia digestion”, the “inductively coupled plasma atomic emission spectroscopy (ICP-AES)” analysis is conducted in order to detect the trace level of 33-element. Following to FA303 “fire assay fusion” analysis, the “atomic absorption spectroscopy (AAS)” analysis is conducted in order to detect the gold concentrate between 0.01 and 100 ppm (30 g fire assay). Following the ME-ICP61 and ME-ICP 61a analysis for ALS “aqua regia digestion” “inductively coupled plasma atomic emission spectroscopy (ICP-AES)” analysis is conducted to detect the trace level of the 33 elements. Following to Au-AA25 “fire assay fusion” analysis the “atomic absorption spectroscopy (AAS)” is conducted in order to detect the gold concentrate between 0.01 and 100 ppm (30 gm fire assay).

SGS laboratory is accredited/certified to ISO 9001 and independent from MARL/Lidya and any relationship is commercial in nature.

11.4	SGS Geometallurgy Sampling

SGS collected samples from 19 drillholes for metallurgical testing. The samples collected were all located within the main area, see Figure 11.1 sample location in plan view and Figure 11.2 main area in cross section.

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Figure 11.1	Location of Geometallurgical Samples – Plan View

Note:	Black lines are the sample locations

Only blocks with gold equivalent (AuEq) grades above 2.0 g/t shown

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Figure 11.2	Location of Geometallurgical Samples – Cross section View

740250mE
740500mE
740750mE
Legend
AU
[ABSENT]
[FLOOR,1]
[1,2.5]
[2.5,5]
[5,7.5]
[7.5,10]
[10,CEILING]
750mRl
100 m
500mRl
740250mE
740500mE

Hod Maden Project
East- west section showing location of geometallurgical samples
March 2018

Note:	Black lines are the sample locations

Only blocks with AuEq grades above 2.0 g/t shown

The samples were collected within the main lithological units containing the mineralisation including the chlorite-andesite-breccia, massive sulphide and gypsum volcansedimendary material.

AMC considers the samples collected were appropriate to gain an understanding of the geometallurgy of the different rock types being mined and processed.

11.5	Quality Control

Eight Geostats Pty Ltd certified standards (eight gold standards and four base metal standards) were inserted at a rate of approximately 1:20.

The following results were taken from a report titled Hot Maden QAQC report 20180117.docx prepared by Artmin.

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11.6	Blanks

A total of 554 samples were tested using three certified blanks all with a gold grade of 0.002 g/t. Blanks were inserted at a rate of two blanks in every assay batch. All blanks (refer to Figure 11.3 to Figure 11.5) returned values below 0.1 g/t gold. AMC did not carry out a laboratory audit. Based solely on the results of the blanks AMC considers the equipment cleanliness is appropriate.

Figure 11.3	Gold Blank 62

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.4	Gold blank 66

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.5	Gold Blank 70

Source: Hot Maden QAQC Report 2018117.docx

11.7	Certified Reference Material/Standards

A total of 1,532 gold standards and 360 copper, lead and zinc standards were inserted since 2014. A summary table of standards is shown in Table 11.1. Standard control charts for 2014 to 2018 drilling are shown in Figure 11.6 to Figure 11.26. The assay results for the two standards with the lowest grades (0.51 g/t gold and 0.63 g/t gold) show a bias to under report the gold grade. These standards represent all the low grade standards thus this indicates the laboratory may be underestimating the lower grade assay results. In addition, assays for the lead standards show biased low results.

AMC considers these standards are a reasonable representation of the deposit gold grades.

Table 11.1	Standard Reference Material Analytical Properties

Standard	Element	Mean (ppm)	Standard Deviation (ppm)
G310-9	Gold	3.29	0.14
G313-10	Gold	46.27	1.99
G907-4	Gold	3.84	0.15
G905-7	Gold	3.92	0.15
G910-7	Gold	0.51	0.03
G910-8	Gold	0.63	0.04
G914-10	Gold	10.26	0.38
G311-1	Gold	0.52	0.04
GMBS911-1	Copper	10,034	399
GBM398-1	Copper	14,823	608
GBM398-4	Copper	3,891	195
GBM914-10	Copper	1,864	66
GMBS911-1	Lead	5,846	389
GBM398-1	Lead	26,669	1,360
GBM398-4	Lead	11,714	776
GBM914-10	Lead	4,671	203
GBM398-1	Zinc	20,295	994
GBM398-4	Zinc	5,117	229
GBM914-10	Zinc	9,697	453
GMBS911-1	Zinc	1,219	75

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Figure 11.6	Gold Standard G310-9 – 3.29 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.7	Gold Standard G313-10 - 46.27 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.8	Gold Standard G907-4 - 3.84 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.9	Gold Standard G905-7 – 3.92 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.10	Gold Standard G910-7 – 0.51 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.11	Gold Standard G910-8 – 0.63 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.12	Gold Standard G914-10 – 10.26 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.13	Gold standard G311-1 – 0.52 g/t Au

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.14	Copper Standard GBMS911-1 – 10,034 ppm Cu

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.15	Copper Standard GBM398-1 – 14,823 ppm Cu

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.16	Copper Standard GBM398-1 – 14,823 ppm Cu

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.17	Copper Standard GBM398-4 – 3,891ppm Cu

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.18	Copper Standard GBM914-10 – 1,864ppm Cu

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.19	Lead Standard GMBS911-1 – 5,846 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.20	Lead Standard GBM398-1 – 26,669 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.21	Lead Standard GBM398-4 – 4,671 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.22	Lead Standard GBM914-10 – 4,671 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.23	Zinc Standard GBM398-1 – 20,295 ppm Zn

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.24	Zinc Standard GBM398-4 – 5,117 ppm Zn

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

Figure 11.25	Zinc Standard GBM914-10 – 9,697 ppm Zn

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

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Figure 11.26	Zinc Standard GMBS911-1 – 1,219 ppm Zn

Note:	Red dots are the standard gold grade

Red lines are +/- one, two and three standard deviations from the standard gold grade

Source: Hot Maden QAQC Report 2018117.docx

11.8	Second Laboratory Pulp Duplicates

Cross laboratory round-robin checks were performed on 555 samples. Pulps were assayed at SGS in Ankara, ALS in Izmir, Acmelabs in Ankara Turkey and ARGETEST laboratories. The results for gold are shown in Figure 11.27. AMC considers there is a good correlation in the assayed gold grades between the laboratories.

Figure 11.27	Cross Laboratory Checks

Note:	Samples are coloured by the check laboratory

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11.9	Field Duplicates

The number of field and laboratory duplicates are listed in Table 11.2

Table 11.2 Number of Field and Laboratory Duplicates

Category	Number of Sample	Samples Tested	Ratio of Samples tested to DH Samples
Field duplicate	38,322	1068	1:36
Lab Pulp Checks	38,322	3665	1:10
Lab Pulp Split	38,322	60	1:639

Figure 11.28 shows the scatter diagram comparing the original gold samples versus field duplicates. One sample for hole HTD-159 (10.45 g/t) was re-assayed and gave a similar result to the original gold sample.

Figure 11.28	Scatter Plot Original Versus Duplicate - Au

Source: Hot Maden QAQC Report 2018117.docx

11.10	Recommendations and Conclusions

Based on the results of the quality control AMC considers the following:

•	The results from the blank assays indicate good equipment cleaning;
•	The laboratory has a low-grade bias for the two low grade gold standards (0.51 g/t gold and 0.643 g/t gold);
•	The copper, lead and zinc standard results appear to more variable than the gold standards;
•	The drillhole assays are suitable for the estimation and reporting of the Mineral Resources under the Canadian NI 43-101 code.

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12	DATA VERIFICATION

12.1	Data Verification by AMC

Whilst on site from the 14 to 17 June 2016 the Qualified Person carried out the following:

•	Compared over ten percent of the laboratory assay certificates with the assay database and found no errors;
•	Observed the geological logging and sampling of the core;
•	Reviewed the core against core logs from a number of drillholes;
•	Identified the location of a number of previously drilled holes on the ground;
•	Observed the drilling operations.

AMC considers the drillhole data is suitable for estimation and reporting of the Mineral Resource estimates.

12.2	Data Provided

AMC was provided with following drillhole data by Artmin:

•	Hot_sample.xls – Drillhole assay file in Excel format dated 31/01/2018;
•	Hot_Collar.xls – Drillhole collar file in Excel format dated 31/01/2018;
•	Hot_Survey.xls – Drillhole survey file in Excel format dated 31/01/2018;
•	Hot_Lithology.xls – Drillhole lithology file in Excel format dated 31/01/2018;
•	Hot_Specific_Gravity_20160531.xls – Drillhole bulk density file in Excel format dated 31/5/2016.

AMC uses Datamine mining software for grade estimation. When loading and combining the drill data into Datamine no data errors were identified.

AMC was also provided with a topographic surface HM_EGRI_2m_exported.dxf.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Previous Metallurgical Test Work Summary

13.1.1	Introduction

Hod Maden Au-Cu Sulfide ore is volcanic-sedimentary ore type with moderate sulphide mineral content. The major sulphide minerals are chalcopyrite and pyrite. Gold is generally distributed in both minerals, but more in pyrite. Therefore, the metallurgical tests focused on production of a copper concentrate with saleable Cu grade (≥20% Cu) and at highest possible copper and gold recoveries, and pyrite concentrate with maximum gold content.

Between 2015 and 2016 a series of metallurgical testwork programs were completed on drill core samples of known Hod Maden Au-Cu mineralisation. These investigations focused on metallurgical characterisation and flowsheet development for the processing of a Au-Cu ore body.

Process plant designs completed previously for the Project for Preliminary Economic Assessments (PEA) were based on a concentrator feed (Master Composite Sample, or “MCS”) for the Project comprising three ore types having different Au and Cu grades and a dilution sample. The test work conducted during the period from 2015 to 2016 concentrated on the 8 Mt deposit with flowsheet development based on results of a locked cycle test, as outlined in the following reports:

•	Characterisation and Flotation of Lidya Copper Ore, Hacettepe Mineral Technologies Ltd., April 2015;
•	Integrated JKDW and SMC Test and SMC Test Report, JKTech, November 2016;
•	Comminution Report on Test Work Conducted on Samples from the Hot Maden Project, SGS South Africa (Pty) Ltd., November, 2016;
•	Metallurgical Assessment of Hot Maden Au-Cu Ore, Hacettepe Mineral Technologies Ltd., November 2016;
•	Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant, Hacettepe Mineral Technologies Ltd., December 2016.

The historical test work was based on the early mineralogical recognition of gold and copper minerals in the ore, and mineralogical analysis of an ore sample prepared from early drilling work. Based on the mineralogical analysis, two alternative flowsheets were tested: Sequential copper and pyrite flotation, and bulk sulfide flotation followed by selective copper flotation. The later flowsheet option was selected based on total Au and Cu recoveries to the final copper concentrate. From selective copper flotation section, gold containing pyrite concentrate was also produced to maximise total gold recovery in the circuit.

Production of a GRG (gravity recoverable gold) concentrate in the early stage of the process flowsheet, i.e. in comminution circuit, was one of the main objectives of the metallurgical tests. E-GRG (extended GRG) tests were conducted using MCS and high grade (HG) samples. The results showed that GRG recovery was in the range of 14 - 19% with maximum 29 g/t Au grade. Gold enrichment was observed at particle sizes finer than 75 µm; hence, a gravity separation circuit was not included in the flowsheet at this stage. Further GRG tests were planned for ore variability testing program using high Au grade samples.

The first version of the flowsheet consisted of bulk sulphide flotation, regrinding the bulk concentrate and selective copper flotation is depicted in Figure 13.1. The details of the test work conducted to develop this flowsheet are discussed in this section.

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Figure 13.1 Current Test Work Flowsheet

Portions of the earlier test work hold significant relevance to the technical data supporting the current study and only these data have been discussed in the context of comparing results from the previous work with current definitive test work. The reader is directed to consult the listed test work reports (above) to garner additional information and the full historical description of metallurgical test work.

13.1.2	Representivity of Metallurgical Sampling

Metallurgical sampling is discussed in section 11.4 of this document and describes the selection, sample treatment and custody relevant to all metallurgical samples for the Project.

13.1.3	Historical Test Work Samples

Hod Maden Au-Cu deposit consists of mostly native gold, copper (mostly chalcopyrite) and small amount of zinc (sphalerite). There are three ore zones in the deposit; Au-Cu zone, Au-Zn zone and Au-Cu-Zn zone. In the Project, detailed drilling program was conducted in Au-Cu zone of the deposit, which is called Main Zone and located in the northern part. Therefore, Au-Cu ore zone is considered for metallurgical test program.

The main zone consists of five domains, but 95% of the deposit is composed of low grade (LG) (≈1.4 g/t Au), high grade (HG) (≈4.0 g/t Au) and ultra-high grade (UHG) (>3.0 g/t Au) domains.

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The major mining domains included in the samples used for the earlier metallurgical test work were identified as LG, HG and UHG.

This classification was revised at later stage and drill cores with <10 g/t Au were classified as Normal Grade (NG) and >10 g/t Au as UHG. Sample code “UHG” was changed as “HG” in the later stages. An Underground mine operation is considered for Hod Maden. Dilution from hanging wall and footwall was estimated by AMC to be around 10%. Therefore, a master composite sulfide ore sample was prepared according to the following ratio; 72% NG, 18% HG and 10% dilution rock. Composition and weighted average grade of MCS sample is given in Table 13.1.

Table 13.1	Composition and Calculated Average Grade of MCS Test Sample

	Wt, %	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
NG	72	3.93	1.9	0.07	0.65
HG	18	36.13	3.16	0.01	0.28
Dilution	10	-	-	-	-
MCS Test Sample	100	9.43	1.96	0.05	0.52

A further stage of test work was then undertaken to investigate potential for improved gold recovery using a modified process flow sheet. The tests were conducted on samples representing the following mine domains identified for the initial test work, being LG, HG and MCS.

13.1.4	Water Used in Historical Test Work

Ankara tap water was used in the tests. Locked cycle tests were conducted with water recirculation, as the tailing water will completely be recirculated in the mine site.

Water samples from bulk flotation tail and pyrite rougher flotation tail were taken from each cycle during LCT and assayed to determine cation and anion types and concentrations. Table 13.2 shows the assay results. Concentration of ions were stabilised in Cycle 3. Sulfate, calcium and magnesium ions accumulated in bulk flotation tail. Concentration of these ions were lower in pyrite flotation tail, but thiosulfate was detected. The water from bulk tail was circulated to the primary grinding and the water from pyrite flotation tail to Cu regrind stage. Flotation performance was not negatively affected by water circulation.

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Table 13.2	Chemical Analysis of the Water Samples Taken from Bulk Tail and Pyrite Flotation Tail During LCT

Bulk Tail	Cu	Fe	Pb	Zn	Ca	Mg	Cl-	NO3-	PO4-3	SO4-2	S2O3-2	pH
Cycle 1	0.03	0.03	0.03	6.59	498.30	58.06	25.9	6.8	n.a	1785.8	n.a	6.84
Cycle 2	0.07	3.77	0.36	12.45	511.60	90.12	38.4	5.9	n.a	2252.9	n.a	5.79
Cycle 3	0.05	6.70	0.09	14.74	532.60	112.30	52.6	13.6	n.a	2453.5	n.a	5.60
Cycle 4	0.03	4.75	0.10	14.17	556.70	131.70	55.0	6.7	n.a	2571.5	n.a	6.23
Cycle 5	0.03	8.13	0.09	17.43	585.90	143.00	56.7	6.4	n.a	2662.2	n.a	5.73
Cycle 6	n.a	5.61	0.09	16.76	619.40	150.90	66.4	11.1	n.a	2703.8	n.a	5.50
Pyrite Rougher Tail
Cycle 1	n.a	0.05	0.08	0.09	348.00	3.19	21.8	10.5	23.7	908.2	89.5	8.65
Cycle 2	n.a	0.02	0.08	0.25	326.70	6.04	23.0	7.3	26.2	834.9	120.9	8.24
Cycle 3	n.a	0.08	0.08	0.08	389.00	2.70	21.8	7.8	35.8	897.9	134.7	9.54
Cycle 4	n.a	0.02	0.07	0.08	349.10	2.93	26.1	11.5	26.1	836.2	137.9	9.72
Cycle 5	n.a	0.02	0.07	0.10	382.70	1.17	27.8	10.1	30.6	921.5	157.7	9.44
Cycle 6	n.a	0.14	0.09	0.27	402.80	4.99	33.5	14.6	24.5	768.4	133.3	9.33

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13.1.5	Analysis Methods Used in Historical Test Work

Gold (Au) analysis on solid samples was conducted by fire assay with atomic absorption spectroscopy (AAS) finish or gravity finish depending on the grade of the sample. Silver (Ag) and base metal analyses on solid samples was conducted by acid digestion and inductively coupled plasma mass spectroscopy (ICPms) or AAS finish. Sulphur analysis on solid samples was by Leco method.

All analyses were conducted by ALS in İzmir, Turkey, in accordance with standard quality control procedures.

13.1.6	Mineralogy Investigation on Historical Test Work Samples

Mineralogical characterisation studies were conducted on two samples namely MCS and UHG Ore, on size-by-size basis. The samples were sent to ActLab in Canada, where QemSCAN is used for mineralogical analysis.

Mineralogy and liberation characteristics of the sulphide minerals were similar in both MCS and UHG samples, but the amount of Cu minerals and pyrite were slightly higher in UHG sample. The major Cu bearing mineral was chalcopyrite. Bornite and covellite were only found in trace amounts. Pyrite was the most abundant sulfide mineral. The other sulfide mineral, sphalerite was found in the range of 0.44-1.18%. Quartz was the major silicate mineral.

Pyrite was the major sulfide mineral in both samples. More than 80% of pyrite particles were liberated at particle size finer than 106 µm for both ore types. Therefore, primary grind size of D80 = 106 µm could be suitable for bulk sulfide flotation. However, finer grinding was required to separate copper minerals from pyrite in selective copper flotation stage.

Gold Deportment

The amount of gold and silver phases were measured less than 0.01%. Gold phases were native Au and Au-Ag alloys with minor amount of Ag. Silver phases were variable in composition, mostly Ag sulfide with minor amount of Ag-Te and Ag nativeThese gold phases were generally associated with mostly pyrite, followed by quartz and a few cases of Fe carbonate or hydroxide.

Size distributions of native Au grains are illustrated in Figure 13.2. The largest grain size was about 75 µm and observed in +150 µm size fraction of UHG ore. However, the majority of Au grains were finer than 20 µm.

13.1.7	Early Comminution Test Work

The major rock type is chlorite andesite breccia followed by massive sulfide, andesite breccia, gypsum volcanosedimentary and dacite breccia. Samples for comminution test work were selected from the main rock types.

Half HQ core samples were used for the comminution test work. Table 13.3 outlines the comminution tests applied to five rock samples. Full size HQ drill cores could only be prepared from Chlorite Andesite Breccia for JK Drop Weight Test (JKDWT). SAG Mill Comminution (SMC), Bond Ball Mill Work Index (BBWi), Bond Rod Mill Work Index (BRWi) and Abrasion Index tests were conducted to all of the samples, except Massive Sulfide. It was not possible to obtain coarse particles for SMC test from Massive Sulfide the drill core material. The closing screen for BRMWi and BBWi testing were 1,180 µm and 106 µm, respectively.

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Figure 13.2	Size distributions of Native Au in all Size Fractions

Table 13.3	Summary of Comminution Test Results

Sample ID	Units	Chlorite Andesite Breccia	Andesite Breccia	Dacite Breccia	Gypsum Volcano Sedimentary	Massive Sulfide
Description		Medium	Medium Soft	Medium Soft	Medium
Ore Specific Gravity		2.9-3.01	2.82-3.0	2.9	2.9	3.9
SMC/JKDW Parameters
- A		80.6/70.8	74.6	62.4	71.9	-
- b		0.64/0.75	0.89	0.93	0.79	-
- A*b		51.6/53.1	66.4	58.0	56.8	-
- ta		0.45/0.56	0.54	0.53	0.48	-
- Mia	kWh/t	15.6	12.6	14.4	14.3	-
- DWi	kWh/m³	5.75	4.80	4.89	5.49	-
SCSE	kWh/t	9.31/9.18	8.52	8.59	9.06	-
Rod Mill Work Index
- F80	µm	8645	8698	9735	9324	5261
- P80	µm	936	945	900	911	768
- Index	kWh/t	18.3	16.2	16.4	15.9	12.9
Ball Mill Work Index
- F80	µm	2457	2501	2217	2596	2113
- P80	µm	92	90	86	83	83
- Index	kWh/t	16.7	15.1	15.8	13.5	11
- Average Product	g/rev	1.24	1.38	1.29	1.49	1.95
Rod to Ball ratio		1.09	1.07	1.04	1.18	1.17
Abrasion Index		0.43	0.338	0.249	0.043	0.22

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13.1.8	Gravity Concentration Test Work

The preliminary mineralogical and flotation test results showed that presence of gold in the ore was mostly in the form of native gold particles and associated mainly with pyrite particles. The sulfide mineral particles were also in the form of coarse particles in silicate minerals matrix. This brought about production of a sulfide mineral concentrate and a GRG concentrate before flotation.

In addition to mineralogical analysis, diagnostic Au leaching tests were also conducted using MCS and UHG ore samples (Table 13.4). The distribution of gold was similar in both samples. Approx. 14-18% of the gold was in the form of gravity recoverable gold. The major portion of the gold (61-64%) was cyanidable gold, mostly associated with pyrite. In both samples, 17-25% of the gold appeared to be locked in non-silicate minerals i.e. sulfide, carbonates, iron oxide, etc. Less than 0.7% of the gold was encapsulated in silicate minerals.

Table 13.4	Diagnostic Gold Analysis of MCS and UHG Samples

Diagnostic Gold Analysis : Summary
Stage: Diagnostic Sequence	Description	MCS		MCS
		Au (g/t)	Au Dist'n (%)	Au (g/t)	Au Dist'n (%)
Knelson Concentration/ Mercury Amalgamation	Gravity Gold	1.22	13.69	5.97	18.05
Intensive Cyanidation	Cyanidable Gold	5.40	60.85	21.2	63.96
Aqua Regia Digesting	Non-Silicate Locked Gold	2.20	24.79	5.78	17.48
Total Fire Assay Smelt	Silicate Encapsulated Gold	0.06	0.68	0.17	0.51
Total Calculated Gold Content (g/t):		8.88	100.00	33.1	100.00

Table 13.4 shows that it was possible to separate approx. 18% of Au by gravity separation. The objective of the gravity separation tests was production of high Au grade (suitable for direct smelting) concentrate. Shaking table and Falcon tests were conducted for this purpose.

Mass pull, grade and recovery of the gravity concentrates produced from shaking table test are given in Table 13.5. The highest Au grade (29 ppm) was obtained at particle size finer than 160 µm. It was obvious that there were no coarse gold particles, which could be concentrated by gravity separation.

Table 13.5 Mass Pull, Grade and Recovery of the Concentrates from Shaking Table Tests

	Wt %	Grade		Recovery
Fraction 1 (Coarse)		Au (g/t)	S (%)	Au	S
-0.6+0.2 mm	16.61	15.17	37.22	32.57	35.59
-0.3 mm	12.07	10.18	24.50	15.60	16.72
-0.16 mm	0.42	29.33	28.05	1.56	0.67
Fraction 2
-.02+0.03 mm	1.59	17.82	27.95	3.59	2.51
-0.16 mm	2.07	22.16	39.07	5.83	4.58

In the next step, Gravity Recoverable Gold (GRG) test was conducted to explore recovery of gold by gravity separation at finer particle size than that of shaking table test. Standard E-GRG test was applied to investigate the possibility of producing a GRG concentrate. GRG tests were performed using both MCS and UHG ore samples. The test for MCS was conducted as E-GRG (size-by-size basis) to demonstrate the gold recovery as a function of particle size. The results based on head analysis are given in Table 13.6 and Table 13.7, respectively.

The results showed that GRG potential of MCS and UHG ore types were 13.51% and 18.99%, respectively. These values were very close to the results of diagnostic leach tests (Table 13.9). Au grade of the total concentrate obtained from UHG ore was 535.23 g/t and considerably higher than that of MCS ore (44.82 g/t). However, GRG values of both ores were considered low for an effective gold recovery by gravity separation.

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The GRG test for MCS was performed also on a size-by-size basis, i.e. E-GRG test, to demonstrate behaviour of gold particles as a function of particle size. The cumulative Au recovery as a function of particle size is illustrated in Figure 13.3. It was obvious that a clear separation could be achieved only at particle size finer than 75 µm. Even at fine sizes, GRG potential of the ore was found to be low.

Table 13.6	Results of GRG Test Performed Using MCS Ore Sample

Product	Weight (g)	Weight (%)	Au (g/t)	Units Au	Dist. (%)	Cum Dist. (%)
Con 1	429.65	2.15	28.600	12.29	6.56	6.56
Con 2	72.00	0.36	83.75	6.03	3.22	9.77
Con 3	63.30	0.32	110.610	7.00	3.74	13.51
Tail	19435.05	97.18	8.340	162.09	86.49
Total(head)	20000	100.00	9.37	187.41	100.00
Total Cons	564.95	2.82	44.82	25.32	13.51

Table 13.7	Results of GRG Test Performed Using UHG Ore Sample

Product	Weight (g)	Weight (%)	Au (g/t)	Units Au	Dist. (%)	Cum Dist. (%)
Con 1	109.5	0.55	283	30.99	4.57	4.57
Con 2	84.5	0.42	694	58.64	8.65	13.22
Con 3	46.6	0.23	840	39.14	5.77	18.99
Tail	19759.4	98.80	27.8	549.31	81.01
Total(head)	20000	100.00	33.90	678.09	100.00
Total Cons	240.6	1.20	535.23	128.78	18.99

Figure 13.3	Gold Recovery in MCS Ore Sample on Size-by-Size Basis

The GRG test results were also evaluated by FLS and a preliminary model of the circuit was developed. The possible GRG recovery in the grinding circuit was estimated to be around 5% of the total gold production, and provide an estimated overall recovery benefit of about 0.5%. Hence, the primary gravity circuit was considered uneconomical based on the current test results. However, grade and form of gold particles could be variable in this type of deposits. Therefore, the GRG circuit was left in the flowsheet which could be operated on on/off mode. Further GRG tests will be conducted in the next phase of metallurgical test work, ore variability tests, to demonstrate the potential for GRG concentrate production.

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13.1.9	Historical Flotation Test Work

MCS ore sample, which represents the main ore body, contains 1.9% Cu and 9 g/t Au. The total sulphide mineral content was approx. 25% (20% pyrite and 5% chalcopyrite). Therefore, both bulk sulphide mineral flotation followed by selective copper flotation and sequential copper/pyrite flotation were the flowsheet options to be tested for Hod Maden ore.

Bulk Sulfide Mineral Flotation

MCS ore sample was used for optimisation of the flotation conditions. Effects of the following parameters were investigated through kinetic rougher tests or open cleaner flotation tests.

Primary grind size: The flotation tests investigating effects of primary grind size were conducted at natural pH (approx. pH=6) using Potassium Amyl Xanthate (KAX) as collector and Methyl Isobutyl Carbonyl (MIBC) as frother. Four primary grind sizes (P80 : 150 µm, 120 µm, 106 µm and 75 µm) were applied. The optimum grind size was determined as P80 = 106 µm based on gold recovery to bulk concentrate. Copper and gold recoveries were 97.85% and 88.26%, respectively.

Collector type and concentration: Different types of promoters (Aero7249, Aero9887, Aero3418A, XD702, Aero3301, Solvay Cytec products) were tested in mixtures with KAX (75%KAX:25% Promoter) to improve Au recovery at the optimum primary grind size (P80 = 106 µm). Aero7249 increased Au recovery to 91.55%. In the second stage, KAX was replaced by SIPX, because it may give better selectivity in the following selective copper flotation stage. SIPX:7249 mixture showed similar performance to that of KAX:7249 in terms of copper and gold recoveries in bulk flotation section. Stage addition of the required collector was found beneficial to obtain the highest possible recoveries. Total required collector dosage was found 70 g/t, which was added in three stages.

Pulp density: Flotation tests were performed with 33% and 40% solids by weight. Flotation performance was similar for both densities. Henceforth, pulp density was adjusted to 40% w/w in the flotation tests, provided that grinding circuit design can produce material at this pulp density for flotation.

Regrind particle size: After optimisation of bulk sulfide flotation conditions, the flowsheet given in Figure 13.4 was used to test production of copper and pyrite concentrates from bulk concentrate. These tests were conducted at various regrind particle sizes (84, 63, 38, 29 and 20 µm). Finer grinding improved liberation and hence selectivity against pyrite. Primary grind size of P80 = 30 µm was considered optimum size as it was possible to produce concentrate with the required copper grade (>20% Cu) and maximum Au recovery.

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Figure 13.4	The Test Flowsheet and Flotation Conditions Used for Production of Selective Cu and Py Concentrates

The bulk sulfide flotation followed by selective copper flotation flowsheet was tested with some modifications to improve grade and recovery in copper flotation section. The flowsheet and the results are given in Figure 13.5. In this test, stage addition of collector was applied and total 70 g/t of collector was added in three stages (SIPX:7249, as 25:8, 15:5, 15:5 g/t). Recoveries of Au and Cu to the bulk concentrate were approx. 90% and 97% respectively. In this flowsheet, bulk cleaner stage was included to remove non-sulfide gangue particles from the bulk concentrate. However, approx. 5% of Au and 4% of Cu were lost in the tailing of bulk cleaner. Therefore, this section was not included in the subsequent tests.

After regrinding of the bulk concentrate down to P80 = 30 µm, 5 g/t of 7,249 was added to increase flotation rate of the copper minerals. After three stages of cleaner flotation, a copper concentrate assaying 31.16% Cu and 101.75 g/t Au was produced with 45.5% copper and 33.2% gold recoveries. Copper and gold losses to Cu Scav Tail (Pyrite concentrate) were 4% and 14% respectively.

The results showed that grade of the copper concentrate could be easily increased to over 25% Cu. The total gold recovery in the copper rougher and scavenger sections was 70%. Pyrite concentrate contained 14% of the gold with 6 g/t Au grade.

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Figure 13.5	Bulk Sulfide Flotation Followed By Selective Copper Flotation

Sequential Cu-Py Flotation

Sequential copper/pyrite flotation was considered as an alternative to bulk flotation circuit. Pulp pH was increased to 11.5 by lime addition in grinding stage. Different primary grind sizes (P80 : 106 µm, 75 µm and 53 µm) were tested for the selective copper flotation. A selective copper collector (Aero3418A) was used in copper flotation together with MIBC as frother. After copper rougher flotation, pyrite flotation was conducted using KAX as collector.

Finer grinding improved the liberation of chalcopyrite and hence selective copper flotation. The highest copper grade was obtained at 53 µm particle size. Therefore, P80 = 53 µm was used as the optimum primary grind size for sequential Cu-Py flotation.

Open cleaner flotation tests were conducted to produce copper and pyrite concentrates. During the flotation tests, presence of a hydrophobic film at the top of the flotation pulp in the absence of collectorwas observed. This brought the possibility of recovering particles having natural/induced hydrophobic surface prior to collector addition. Therefore, a collectorless flotation stage was included prior to Cu flotation stage. The flotation conditions are given in Table 13.8.

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Table 13.8	Flotation Conditions of the Sequential Cu/Py Flotation

Conditions	3418A	KAX	MIBC	pH	Flot. Time
Grinding				11.5
Pre-float			10 g/t	11.5	2 min
Cu Rgh	35 g/t			11.5	3 min
Regrind				11.9	30 min
Cu Cl1	5 g/t		5 g/t	11.5	5 min
Cu Cl1 Scav	5 g/t		5 g/t	11.5	3.5 min
Cu Cl2			5 g/t	11.5	3 min
Py Rgh		50 g/t		11.05	6 min
Py Cl1			7.5 g/t	9.29	5 min

Figure 13.6 shows that 37% of the copper and 10% of the gold could be recovered in the collectorless flotation stage as a pre-float concentrate. In Cu Rgh flotation stage, Cu recovery was about 50%. After regrinding and two stages of cleaner flotation, a copper concentrate having 28% Cu grade could be recovered with 44% copper recovery. Au grade and recovery in this concentrate were 77 g/t and 28%, respectively. When the concentrates of pre-float and Cu Cl2 were combined, a copper concentrate containing 25.5% Cu and 53 g/t Au could be produced with 81% Cu recovery and 39% Au recovery. The copper recovery was very high for an open circuit cleaner test and could even be improved to higher levels. However, majority of gold reported to the pyrite flotation section, and even to the final tail. Therefore, based on gold metallurgy, bulk flotation flowsheet was considered more favorable for Hod Maden ore. Copper concentrate with the highest possible Au recovery would be more feasible for Hod Maden ore.

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Figure 13.6	Open Cleaner Flotation Results of Cu/Py Sequential Flotation

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Flotation of UHG Ore

Open cleaner flotation test was conducted under optimum flotation conditions using UHG ore sample. The results of the flotation test are given in Figure 13.7. Au and Cu recoveries in bulk flotation were 89% and 96%, respectively. These values were very close to that obtained with MCS ore. A copper concentrate containing 285 g/t Au and 29% Cu could be produced after three stages of cleaner flotation. Approx. 8% of the gold reported to the pyrite concentrate with 13 g/t Au grade. This grade was two times higher than the pyrite concentrate produced from MCS ore sample. Although the recovery values were similar, the gold grade of the bulk tail was as high as 7.45 g/t. This value was very high for a tailing stream and further work should be performed to investigate possibilities of reducing gold loss to the bulk tailings.

Figure 13.7	Flotation of UHG Ore Sample Using the Optimum Flotation Conditions

Locked Cycle Flotation Tests (LCT)

Locked Cycle Flotation Tests were performed according to the flow diagram given in Figure 13.8. MCS ore sample was used in the tests. The test was conducted with water circulation from tailing streams. Water from bulk flotation tailings was recycled to the grinding and bulk flotation section, from Au-Py Con to the regrind and Cu Rgh+Scav flotation section.

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Figure 13.8	Locked Cycle Test Flowsheet

The flotation feed was ground to D80 = 106 µm at natural pH (pH=5.9) in the presence of 25 g/t SIPX. The ground ore was transferred to 4.5 lt volume Denver flotation cell and adjusted to 40% w/w pulp density by using tap water in the first cycle and circulated tailing water in the remaining cycles. In the flotation cell, 8 g/t Aero7249 and 20 g/t MIBC were added as promoter and frother, and conditioned for further 2+1 minutes. Flotation was performed for 4 minutes in Stage 1. Bulk flotation was conducted in three stages. After stage addition of collectors (15 g/t SIPX+5 g/t Aero7249), flotation was performed for 3 minutes in Stage 2 and 2 minutes in Stage 3.

The bulk flotation concentrate was combined with Cu Scav Con and reground for 80 minutes in a stainless steel rod mill to get D80 = 30 µm particle size. Pulp pH was increased to 11.5 by addition of lime into regrind mill for pyrite depression. The ground material was combined with Cu Cleaner 1 tail in the flotation cell. Cu Rougher flotation was conducted in two stages (7+5 minutes) and 5 g/t Aero7249 was added in each stage to increase flotation kinetics of the copper minerals and gold containing pyrite particles. Following Cu Rgh flotation, Cu Scav flotation was conducted for 3 minutes after addition of 10 g/t Aero 7249 as collector. Combined Cu Rgh concentrates was subjected to 3 stages of cleaner flotation (7 min, 4 min, 3 min) at pH 11.5 with MIBC addition where required. Cleaner flotation tails were circulated to the feed of the previous flotation stage.

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Table 13.9 shows metallurgical accounting results for the LCT. A copper concentrate containing 25% Cu, 85 g/t Au and 36 g/t Ag could be produced. The recoveries for copper, gold and silver were 93%, 68% and 41% respectively. The gold and silver recoveries to the pyrite concentrate were 20% and 50% respectively. The Au grade of the pyrite concentrate was about 6 g/t. The total gold recovery was approx. 88%.

Table 13.9	Metallurgical Accounting Based on Average of the Last Three Cycles

Summary (Cycles 8 to 10)			Assay (%, g/t)
Product	Wt. (g)	Wt. %	Cu, %	Fe, %	Pb, g/t	Zn, %	S, %	Au, g/t	Ag, g/t
Cu Cl3 Conc	187.5	7.698	24.99	29.41	4718.26	5.64	38.83	85.06	36.37
Py Conc	777.5	31.92	0.30	35.72	273.14	0.07	41.31	6.13	10.82
Bulk Tail	1471.0	60.39	0.09	4.06	55.99	0.05	5.81	1.80	1.03
Total	2436.0	100.00	2.07	16.12	484.21	0.48	19.69	9.59	6.88

Summary (Cycles 8 to 10)			Distribution (%)
Product	Wt. (g)	Wt. %	Cu	Fe	Pb	Zn	S	Au	Ag
Cu Cl3 Conc	187.5	7.698	92.74	14.05	75.01	89.70	15.19	68.26	40.70
Py Conc	777.5	31.915	4.58	70.74	18.00	4.40	66.98	20.41	50.23
Bulk Tail	1471.0	60.386	2.68	15.21	6.98	5.90	17.83	11.33	9.07
Total	2436.0	100.000	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Pyrite concentrates of the last three cycles were combined and subjected to gravity separation by using Falcon separator at three pass. The aim was to increase Au content to over 20 g/t Au, which is the minimum values for saleable Au containing pyrite concentrate. The results are given in Table 13.15. Chemical analysis for Au was done in triplicate and average and standard deviation values are shown in the table. Au grade of the gravity concentrate increased only to about 9 g/t Au. It was not possible to increase Au grade of the pyrite concentrate to over 20 g/t by gravity separation.

Table 13.10	Gravity Separation Applied to Pyrite Concentrate from LCT

	Wt. (gr)	Wt (%)	Au (g/t)	Au Rec (%)
Concentrate	272.9	14.35	8.85±2.23	19.63
Tail	1628.2	85.65	6.08±0.33	80.37
Feed (Calculated)	1901.1	100.00	6.47	100.00
Feed (Assay)			6.38±1.60

Complete chemical analysis of Copper and Pyrite concentrates produced in Cycle 10 of LCT are given in Table 13.11. Gold and silver concentrations were at payable levels for the copper concentrate. Zn concentration was about 5% and could be over the penalty limits. Concentrations of deleterious elements As and Ni+Co were high in the pyrite concentrate. This minor element data should be reviewed by a concentrate marketing specialist to define any concentrate marketing issues.

Table 13.11	Complete Chemical Analysis of Cu Concentrate and Pyrite Concentrate

Element	Pyrite Conc.	Cu Conc.
Cu, %	0.271	24.44
Zn, %	0.0634	4.93
S, %	42.2	40.1
Au, ppm	6.57	83.3
Ag, ppm	10.6	38.6
Al, %	1.38	0.11
As, ppm	948	266
Ba, ppm	70	30
Be, ppm	<0.5	<0.5
Bi, ppm	27	<2
Ca, %	0.67	0.16
Cd, ppm	3.2	325
Co, ppm	240	83
Cr, ppm	1705	180
Fe, %	35.3	29.8

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Element	Pyrite Conc.	Cu Conc.
Ga, ppm	10	10
K, %	0.2	0.02
La, ppm	<10	<10
Mg, %	0.74	0.05
Mn, ppm	481	47
Mo, ppm	69	118
Na, %	0.01	<0.01
Ni, ppm	751	63
P, ppm	100	20
Pb, ppm	264	5340
Sb, ppm	25	9
Sc, ppm	3	<1
Sr, ppm	49	6
Th, ppm	<20	<20
Ti, %	0.08	0.01
Tl, ppm	10	<10
U, ppm	10	<10
V, ppm	63	10
W, ppm	10	20
Hg, ppm	0.797	0.781
C, %	0.51	0.08
Pt, ppm	<0.07	<0.07
Pd, ppm	<0.07	<0.07
Se, ppm	63.5	140
Si, %	6.8	0.2
F, ppm	210	50

13.2	Current Study Metallurgical Test Work

13.2.1	Introduction

In Phase I of the Project, Master Composite Sample (MCS) and High Grade (HG) samples were used for the metallurgical tests (Section 13.1). High quality copper concentrate and gold containing pyrite concentrate could be produced with high copper recovery (93-94%) and gold recoveries (70% in Cu Con and 20% in Py Con). In spite of high recoveries, Au grade of the bulk flotation tailing was still high (1.8 g/t for MCS and 7.4 g/t for HG) and could not be considered as tailing.

In Phase II of the PFS study, a metallurgical test work program was designed by Artmin’s independent metallurgical consultant (HMT) in close collaboration with GRES metallurgists and the program commenced in May 2017. The metallurgical test work program involved flowsheet optimisation and ore variability tests. The metallurgical tests were conducted by HMT and Wardell Armstrong International (WAI).

Flowsheet Optimisation: Additional metallurgical tests were performed to minimise gold loss from bulk flotation tailing and improve quality of the pyrite concentrate. The primary objectives of the optimisation study were:

•	Optimisation of the flotation conditions for ore types of different Au grade (High Grade (HG), Master Composite (MCS) and Low Grade (LG),
•	Reducing Au loss from bulk flotation tail,
•	Increasing sulphur content of the pyrite concentrate,
•	Au recovery from Au-Pyrite concentrate by hydrometallurgical methods,
•	Settling and filtration tests of the bulk flotation tailing.

Ore Variability Tests: Ore variability is one of the most important parameters that should be taken into consideration during design stage of a process plant. The process plant should handle any variations in grade, mineralogy and hardness in the ore body during operation. Hence, ore variability samples representing lithological and grade variations in the main ore body have been selected by SGS Geostat. Twelve ore samples for flotation and eight samples for comminution tests were selected. Head assay, mineralogical analysis and comminution tests were conducted by Wardell Armstrong International, and gravity separation and flotation tests were conducted by HMT.

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The details of the test works conducted for flowsheet development and ore variability are given in the following reports:

•	Optimisation of Flotation Circuit of Hot Maden Au-Cu Ore, Hacettepe Mineral Technologies Ltd., July 2017;
•	Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant (Optimised Flowsheet), Hacettepe Mineral Technologies Ltd., June 2017;
•	Sample Selection, Hot Maden, Artvin Province, Eastern Turkey, SGS Canada Inc., April 28th;
•	Metallurgical Testwork on Samples from the Hot Maden Copper-Gold Project, Turkey, Wardell Armstrong International, January, 2018;
•	Cu-Au Project Hot Maden, Petrolab Mineralogy.Petrography, Mineralogical Report AM2526c, 20.10.2017;
•	Hot Maden Tailings Sedimentation and Filtration Test Work, FLSmidth, 30 January 2018.

13.2.2	Metallurgical Sample and Composite Sample Establishment

Flowsheet Optimisation

Three composite samples were prepared based on possible variations in head Au grade for metallurgical tests. Low grade (LG), high grade (HG) and master composite (MCS) ore samples represent the lower-upper range and LOM average Au grades. Chemical composition of the three samples are given in Table 13.12.

Table 13.12 Chemical Analysis of the Metallurgical Test Samples

	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	S (%)
LG	3.93	3.71	1.9	0.07	0.65	18.9
HG	35	9.5	3.31	0.01	0.26	18.6
MCS (HMT)	9.86	7.4	2.02	0.05	0.55	18.6
MCS (WAI)	10.6	7.0	2.12	0.057	0.55	19.4
LG2	2.72	-	0.79	-	0.12	12.25

MCS was a blend of 72.73% LG, 18.18% HG and 9.09% dilution material. The same sample was also blended and used by WAI for the metallurgical tests.

As the mine plan was developed by AMC, MSO stope inventory was separated into a low and high grade data set. The high grade data set was equal to MCS with slightly higher Au grade. The low grade material was estimated to contain 4.41 g/t Au, 0.8% Cu and 10.6% S. This material was different from the ore types tested up to this stage. Therefore, a new Low Grade composite (LG2) was prepared according to the recipe given by AMC and used for LCT test. Assay of LG2 sample is given in Table 13.13.

Ore Variability

Sample selection for ore variability tests was done by SGS Geostat group. The samples were prepared by Artmin and sent to HMT for preparation for testing. Sample selection was based on lithology/alteration and grade variations. The list of samples is given in Table 13.13. The selection includes 12 samples for flotation and 8 samples for comminution tests.

The flotation samples were stage crushed down to -2 mm using jaw and roller crushers. The crushed samples were split for gravity and flotation testing and stored in a freezer to prevent surface oxidation. Sub-samples were sent to Wardell Armstrong Institude (WAI) for detailed chemical, mineralogical (including gold deportment) and diagnostic leach tests. The samples selected for comminution tests were transferred to WAI.

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Table 13.13	Variability Samples Selected for Comminution and Flotation Tests

Sample	Drill Hole	Weight (kg)	Lithology*	Alteration**	Type
1	HTD-128 (44-72.2)	75	And. Brec.	Qtz/Argillic/Hem	Comminution
2	HTD-045 (8-17)	6.26	And. Brec.	Argillic	Flotation
3	HTD-128 (23-38)	24	And. Brec.	Qtz Vn/Argillic	Flotation
4	HTD-015A (295-309)	26.59	Ch.And.Brec	Hematite/Anhy	Flotation
5	HTD-090 (303-320)	73.02	Ch.And.Brec	Hematite	Comminution
6	HTD-085 (209.4-216)	28.57	Ch.And.Brec	Hematite	Flotation
7	HTD-077 (139.5-153)	48.58	Ch.And.Brec	Hematite	Flotation
8	HTD-011 (263.5-276.5)	22.92	Ch.And.Brec	Hematite	Flotation
9	HTD-106 (318-335)	71.37	Ch.And.Brec	Quartz Veining	Comminution
10	HTD-088 (366-383)	69.96	Ch.And.Brec	Anhy Qtz Vn	Comminution
11	HTD-078A (352-369)	70.79	Ch.And.Brec	Anhy Qtz Vn	Comminution
12	HTD-076 (358-372)	57.18	Ch.And.Brec	Anhy Qtz Vn	Flotation
13	HTD-070 (199-216.5)	62.62	Gyp. Volc. /And.Brec	Argillic	Comminution
14	HTD-014 (70.7-84)	22.97	Gyp.Volc.	Argillic	Flotation
15	HTD-042 (277-290.5)	31.26	Gyp.Volc.	Argillic	Flotation
16	HTD-035 (60-73)	9.35	Mas.Pyr/Enr.Zone	Massive Pyrite	Flotation
17	HTD-017A (54.9-71)	15.55	Mas.Pyr/Enr.Zone	Massive Pyrite	Comminution
18	HTD-128 (73-81)	33.5	Mas.Pyr.	Massive Pyrite	Flotation
19	HTD-082 (245.5-352.5)	29.98	Dac.Brec.	Hem/Qtz Vn	Flotation
20	HTD-108 (288-306)	77	Dac.Brec.	Silicification	Comminution

*And (andesite), Brec (breccia), Ch (chlorite), Gyp (gypsum), Vol (volcanosedimentary), MasPyr (massive pyrite), EnrZone (enrichment zone), Dac (dacite).

**Jas (jasper), Hem (hematite), QV (quartz vein), Arg (argillic), Anhy (anhydrite), MasPyr (massive pyrite), EnrZone (enrichment zone), Sil (silicification).

13.2.3	Head Assays

Sub-samples of flotation variability samples (12 samples) were prepared and sent to ALS Minerals (Turkey) for complete chemical analysis. Results of the detailed analysis of these samples are given in Table 13.14.

Grades were highly variable across all 12 samples, with copper assays ranging from 0.025% Cu to 5.5% Cu. Lead and zinc levels were generally low (<0.025% Pb, <0.10% Zn) but were noticeably elevated in the HTD-045 (44.0-72.2) sample, which assayed 0.12% Pb and 0.52% Zn. Iron and sulphur levels were also highly variable; 4.59-32.9% Fe and 4.63-35.2% Stot, respectively. Gold and silver values, as determined by screen metallic, were 1.20-68.6 g/t Au and 1-22 g/t Ag, respectively.

13.2.4	Test Work Water

Ankara (Turkey) tap water was used in the tests performed by HMT. Cornwall (UK) tap water was used in the tests performed by WAI. Locked Cycle Flotation Tests (LCT) were conducted by water circulation from the tailing to the comminution and rougher flotation sections. Influence water recirculation on water chemistry and flotation performance will be discussed in the following sections.

13.2.5	Test Work Analyses

Gold (Au) analysis on solid samples was conducted by fire assay with atomic absorption spectroscopy (AAS) finish. Silver (Ag) analysis on solid samples was conducted by acid digestion and inductively coupled plasma mass spectroscopy (ICPms) or AAS finish. Sulphur analysis on solid samples was by Leco method. Base metal analyses on solid samples was by acid digestion and ICPms or AAS finish and solutions by ICPms. Water chemistry analysis was conducted by Ion Chromatography (IC) for anions and ICP for cations.

The chemical analyses of the ore samples and test products produced by HMT were done by ALS İzmir in Turkey. The analysis of the samples in WAI was conducted by WAI. The water chemistry analysis was conducted at Hacettepe University. All analyses were conducted in accordance with standard quality control procedures.

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Table 13.14	Detailed chemical analysis of flotation variability samples (ALS Turkey)

		HTD -45	HTD -15A	HTD -85	HTD -77	HTD -11	HTD -76	HTD -14	HTD -42	HTD -35	HTD -82	HTD 128 (23-38 m)	HTD 128 (73-81 m)
Au	ppm	3.16	12.2	23.8	64.6	4.61	1.57	1.24	1.12	1.52	0.68	26.9	49
S	%	4.47	14.5	13.4	20.8	10.95	15.4	11.65	19.05	17.1	10.5	29.3	36.8
Cu	%	0.0407	1.719	1.715	5.59	0.52	1.372	0.258	0.877	3.922	1.665	1.963	1.958
Fe	%	6.75	8.38	11.75	17	7.97	6.17	10.1	12.1	21.7	11.4	23.6	30
Zn	ppm	5210	103	76	136	74	57	124	290	952	154	246	541
Ag	ppm	9.5	3.5	4	17.8	0.7	1.4	3.5	1.9	9.5	2.3	10.9	4.8
Al	%	6.11	2.63	1.79	1.33	2.29	1.6	9.09	5.37	6.76	2.88	1.17	1.81
As	ppm	152	53	90	280	32	99	240	127	340	111	475	561
Ba	ppm	1560	110	80	30	140	90	750	270	60	80	10	40
Be	ppm	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5
Bi	ppm	41	14	14	<2	15	6	13	9	52	19	43	62
Ca	%	3.26	9.76	6.4	3.5	6.96	10.55	3.28	8.79	0.06	1.02	0.02	0.05
Cd	ppm	18.5	<0.5	<0.5	1.8	<0.5	0.5	<0.5	0.9	2.5	0.9	1	6
Co	ppm	22	38	50	83	57	49	67	58	119	70	187	227
Cr	ppm	27	6	12	6	10	4	36	14	27	8	9	13
Ga	ppm	10	10	10	10	10	<10	20	20	10	10	10	10
K	%	3.04	0.47	0.26	0.11	0.37	0.55	3.58	1.17	0.28	0.34	0.32	0.07
La	ppm	<10	<10	<10	<10	<10	<10	10	<10	<10	<10	<10	<10
Mg	%	0.48	1.37	0.74	0.86	1.12	0.64	1.84	2.71	3.96	2.25	0.14	1.35
Mn	ppm	3260	694	529	374	555	275	666	1010	1325	742	130	503
Mo	ppm	38	4	30	34	20	16	18	56	99	42	63	68
Na	%	0.05	<0.01	<0.01	<0.01	0.01	0.01	0.08	0.03	<0.01	0.01	0.01	0.01
Ni	ppm	16	3	7	4	5	3	19	10	19	2	7	16
P	ppm	330	170	90	10	270	60	420	130	150	280	30	<10
Pb	ppm	1120	20	17	33	25	16	104	59	193	28	116	111
Sb	ppm	18	<5	9	11	<5	<5	20	<5	17	7	14	<5
Sc	ppm	24	5	3	2	6	1	27	14	16	8	2	4
Sr	ppm	104	580	410	196	434	618	208	699	32	59	5	12
Th	ppm	<20	<20	<20	<20	<20	<20	<20	<20	<20	<20	<20	<20
Ti	%	0.36	0.1	0.08	0.04	0.19	0.04	0.42	0.24	0.24	0.24	0.07	0.04
Tl	ppm	10	<10	10	10	10	10	10	10	<10	<10	<10	20
U	ppm	<10	10	10	10	10	10	20	10	<10	<10	<10	<10
V	ppm	190	64	97	60	82	27	233	119	170	77	99	120
W	ppm	20	20	120	50	50	<10	10	<10	<10	10	20	20

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13.2.6	Mineralogy

Mineralogical analysis, including gold deportment, of the MCS and HG samples (coded as UHG in Historical Tests section) are given in Section 13.1.6. Similar mineralogical analysis was conducted using two size fractions, +106 µm and -106 µm, for the 12 flotation variability samples by Petrolab in UK. The screen size was determined based on the optimum primary grind size for bulk sulphide flotation, i.e. D80 = 106 µm.

Table 13.15 shows reconstructed phase abundance of the all twelve samples. The major ore mineral in all the samples was chalcopyrite, at concentrations ranging from 0.7 wt% to 21.0 wt%. Chalcocite and bornite were observed in two samples HTD-035 (66-73m) and HTD-128 (23-38 m) as sub ordinate minerals to chalcopyrite. HTD-035 (66-73m) was from Mas.Pyr/Enr. Zone and contained the highest amount of chalcocite (2.7 wt%) and bornite (1 wt%). Concentrations of chalcocite and bornite in HTD-128 (23 - 38 m) were only 0.3 wt% and 0.2 wt%, respectively.

Zn and Pb bearing phases were generally below the limit of quantification/detection, except the sample HTD-045 (8 - 17 m). These samples contained 0.45% Zn (Table 13.14), which was mostly in the form of Zn-oxides (1.3 wt%), roughly equal amount of smithsonite, gahnite and hetaerolite.

The main gangue phases present in all samples, though to significantly varying degrees, were chlorite, pyrite and quartz. The ore samples from massive pyrite lithology contained the highest pyrite content. There were several mica group minerals that were present usually in minor proportions, except the samples from argillic alteration (HTD-045, HTD-014 and HTD-042). Gypsum was present as a major phase in five samples.

Table 13.15	Phase Abundance of 12 Ore Variability Samples from Hod Maden

Phase	sg	HTD-011 (263.5 - 275.5m)	HTD-035 (60.0 - 73.0m)	HTD-077 (139.5 - 153.0m)	HTD-128 (73.0 - 81.0m)	HTD-015A (295.0 - 309.0m)	HTD-045 (8.0 - 17.0m)	HTD-076 (338.0 - 372.0m)	HTD-082 (345.5 - 352.5m)	HTD-085 (209.4 - 216.0m)	HTD-128 (23.0 - 38.0m)	HTD-014 (70.7 - 84.0m)	HTD-042 (277.0 - 290.5m)
		%	%	%	%	%	%	%	%	%	%	%	%
Chalcopyrite	4.2	1.2	7.2	21.0	5.3	6.0	3.1	4.2	6.2	5.4	7.6	0.7	5.3
Chalcocite Group	5.7		2.7	<0.1	<0.1		0.13		<0.1	<0.1	0.3		<0.1
Bornite	5.2		1.0	<0.1	<0.1		<0.1		<0.1	<0.1	0.2	<0.1	<0.1
Delafossite	5.5		0.5	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1
Sphalerite	4.1	<0.1	0.1	<0.1	<0.1	<0.1			<0.1	<0.1	<0.1		<0.1
Galena Group	7.4	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1
Zn oxides	4.4 - 4.6		<0.1	<0.1	<0.1	<0.1	1.3		<0.1	<0.1	<0.1	<0.1	<0.1
Chlorite	3.0 - 3.4	7.1	35.7	4.3	0.8	9.7	6.3	4.0	7.3	9.1	0.7	8.6	22.3
Pyrite	4.6 - 5.0	9.8	31.7	27.1	67.7	9.8	23.9	9.3	16.4	16.4	53.1	25.7	25.4
Quartz	2.7	50.7	12.2	36.1	9.7	36.2	37.1	46.0	48.0	43.0	29.8	7.2	1.9
Kaolinite	2.6	3.1	5.0	2.0	4.2	2.0	3.1	1.0	4.8	1.0	1.3	5.0	1.8
Muscovite	2.8	2.0	1.3	0.6	0.4	2.5	13.8	3.1	1.0	2.5	3.8	36.8	8.7
Fe Oxides	5.2 - 7.1	2.0	0.9	1.1	0.7	0.4	1.7	0.2	0.5	5.1	0.5	0.1	0.1
Silicate Gangue	2.7	1.4	0.9	0.9	0.6	1.0	1.7	0.8	1.4	1.5	0.9	0.8	0.9
Accessory Phases	3.2 - 4.5	0.8	0.7	0.1	0.1	0.4	1.5	0.2	1.1	0.2	0.4	1.6	1.1
Carbonate Group	2.7 - 3.1	0.2	<0.1	<0.1	<0.1	0.2	0.1	0.3	0.4	0.2	<0.1	0.6	0.6
Feldspar Group	2.6 - 2.8	0.2	<0.1	<0.1	0.1	0.2	0.1	0.1	<0.1	<0.1	<0.1	0.3	0.3
Magnesioferrite	4.8	6.4	<0.1	5.9	10.2	5.9	0.9	2.7	12.1	1.2	1.3	11.0	3.1
Gypsum	2.3	15.1	<0.1	0.9	<0.1	25.9	0.3	28.2	0.7	14.2	<0.1	1.6	28.3
Jarosite	3.3		<0.1	<0.1	<0.1	<0.1	4.7		<0.1	<0.1	<0.1	<0.1	<0.1

Table 13.16 shows grain size distribution of chalcopyrite by cumulative mineral mass and percent of particles with >80% chalcopyrite area.

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Table 13.16	Grain Size and Percentage of Liberation for Chalcopyrite

Drill Hole	D20 (µm)	D50 (µm)	D80 (µm)	Lib. (80%+)
HTD-045 (8-17)	40	59	72	68.6
HTD-128 (23-38)	32	80	127	72,8
HTD-015A (295-309)	20	68	116	66,6
HTD-085 (209.4-216)	32	53	115	70.7
HTD-077 (139.5-153)	27	83	146	74.9
HTD-011 (263.5-276.5)	10	30	100	61.6
HTD-076 (358-372)	13	39	90	56.4
HTD-014 (70.7-84)	12	33	49	40.3
HTD-042 (277-290.5)	36	96	122	68.5
HTD-035 (60-73)	7	24	62	13.6
HTD-128 (73-81)	9	30	70	38.7
HTD-082 (245.5-352.5)	17	53	128	66.8

The degree of liberation was given for D80 = 106 µm primary grind size. It must be noted that the bulk flotation concentrate was reground down to D80 = 30 µm in the selective copper flotation. The grain size distribution showed the regrind size was suitable to obtain adequate degree of liberation for selective copper flotation. The smallest grain size and the lowest degree of liberation were observed with samples from Mas.Pyr zone. Regrind finer than D80 = 30 µm might be required when the proportion of massive pyrite was increased in the flotation feed.

Gold Deportment

Target phase search (TPS) plus context mode was utilised, as analysis was undertaken to focus on the potential presence of gold and the immediate textural host. This allows for the determination of the target phase mineralogy, the grain size and the mineral association.

The cumulative grain size distribution of gold for all samples is shown in Figure 13.9. Grain size is the maximum ferret diameter calculated from the grain area measured in 2D section with no correction for stereological error. The grain size occurrence and grain size distribution of gold are given in Table 13.17.

Samples HTD-076 (338 – 372 m), HTD-082 (345.5 – 352.5 m) and HTD-014 (70.7 – 84 m) had no gold occurrences. Au grade of these samples was lower than 2.0 g/t (Table 13.19 and Table 13.20). One grain could be detected in HTD-035. The grain size distribution values for the samples with low occurrence may not be wholly representative.

The key feature of the size distribution curves is that gold is generally fine-grained for all samples and especially for samples with only a few occurrences. The samples with high Au grade showed the highest number of gold occurrences (HTD-077 and HTD-128 (23-38 m)), and tend to contain slightly coarser grained gold.

Gold association type was either binary or locked, reflecting high degrees of association and low degrees of liberation for the gold grains. The gold in all samples had strong association with sulphide phases (i.e. chalcopyrite, pyrite, pyrrhotite and arsenopyrite). For several samples there was an additional and occasionally predominant association with quartz and silicate gangue.

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Figure 13.9	Cumulative Grain Size Distributions of Gold for all Samples

Table 13.17	Grain Size Occurrence and Statistics for Gold

Sample	Occurrence	D20	D50	D80
Gold GSD
HTD-011 (263.5 – 275.5m)	4	1	2	3
HTD-035 (60.0 – 73.0m)	1	0	1	2
HTD-077 (139.5 - 153m)	33	7	13	26
HTD-128 (73.0 – 81.0m)	20	4	12	16
HTD-015A (295.0 – 309.0m)	6	2	4	5
HTD-045 (8.0 – 17.0m)	5	2	9	11
HTD-085 (209.4 – 216.0m)	22	4	7	10
HTD-128 (23 - 38m)	8	4	5	6
HTD-042 (277.0 – 290.5m)	9	1	3	5
Notes: The analysis is restricted to a minimum grain area of ~1 µm2. Grain size measurement is the maximum feret diameter.

13.2.7	Diagnostic Au Leach Tests

Mineralogical analysis given in Section 13.2.6 showed that gold associations were either binary or locked, typically exhibiting low degrees of liberation, and predominant associations were with sulfide phases (chalcopyrite, pyrite, pyrrhotite and arsenopyrite). Several samples exhibited lesser, although occasionally major, associations with quartz and silicate gangue. Diagnostic leach testing was undertaken on all 12 samples to demonstrate association of gold using larger amount of sample compare to mineralogical analysis and response of gold to cyanidation.

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The procedure for the leach tests is summarised below:

1.	Cyanide-recoverable gold determined via standard cyanidation method (48-hour, 40% solids, airflow 3.0 L/min, 2.0 g/L NaCN).
2.	Nitric acid digestion of cyanide leach residue to destroy sulfide mineralisation.
3.	Gold in sulfides determined via cyanidation of nitric digest residue (24-hour, 10-40% solids, airflow 3.0 L/min, 2.0 g/L NaCN).
4.	Roasting of cyanide leach residue for six hours at 700°C to oxidise residual sulfides.
5.	Additional gold in sulfides determined by cyanidation of roasted residue (24-hour, 10-40% solids, airflow 3.0 L/min, 2.0 g/L NaCN); and
6.	Fire assay on final cyanide leach residue to determine gold encapsulated within silica gangue.

The results of are summarised in Table 13.18. The proportion of cyanide-recoverable gold was highly variable across the 12 samples, ranging from 18.4% to 90.3%, and was largely independent of grade and grain size of gold. Residual gold was predominantly associated with sulfide mineralisation and only small quantities encapsulated in silica gangue (0.7-13.5%). Highest percentage of cyanide recoverable gold was observed in Chlorite Andesite Breccia lithology. Gold in Massive Sulfide samples was associated mostly in sulfides. This difference in gold leaching was presumably due to differences in structure of pyrite in different lithologies. Detailed characterisation work should be performed to demonstrate the relationship between pyrite structure, gold occurrence and leaching behavior.

Table 13.18	Variability Flotation Samples Diagnostic Gold Leach Results

Sample	Distribution (%)				Gold Head Grade (g/t)
	Cyanide- Recoverable Gold	Gold in Sulphides	Encapsulated Gold	TOTAL
HTD-045 (8.0-17.0)	69.0	17.7	13.4	100.0	3.04
HTD-128 (23.0-38.0)	51.1	46.3	2.5	100.0	21.8
HTD-015A (295-309.0)	90.3	8.9	0.8	100.0	13.4
HTD-085 (209.4-216.0)	85.4	13.0	1.7	100.0	40.5
HTD-077 (139.5-153.0)	88.5	10.8	0.7	100.0	60.5
HTD-011 (263.5-276.5)	82.7	16.3	1.1	100.0	4.90
HTD-076 (358.0-372.0)	72.5	23.6	3.9	100.0	1.80
HTD-014 (70.7-84.0)	45.5	45.8	8.7	100.0	0.89
HTD-042 (277.0-290.5)	72.7	22.9	4.4	100.0	1.36
HTD-035 (60.0-73.0)	18.4	68.1	13.5	100.0	1.81
HTD-128 (73.0-81.0)	37.0	59.7	3.3	100.0	40.3
HTD-082 (345.5-352.5)	34.4	54.6	11.0	100.0	0.80

13.2.8	Comminution

Eight variability samples were selected for comminution tests to demonstrate the variation in grinding properties across the ore body. The tests were conducted by WAI. The tests were chosen considering use of SAG Mill and Ball Mill in Hod Maden grinding circuit.

Seven of the comminution variability samples were stage-crushed to 100% passing 22.4 mm and thoroughly homogenised. Approximately 20 kg was removed from each and screened at 19.0 mm to produce material in the -22.4+19.0 mm size range suitable for SMC testing. The -19.0 mm material was screened at 12.5 mm to produce material in the -19.0+12.5 mm size range suitable for Bond Abrasion Index testing. Residual -22.4 mm material was subsequently stage-crushed to 100% passing -12.5 mm and 15.0 kg removed for Bond Rod Mill Work Index testing. A 20 kg sub-sample was removed from the -12.5 mm material and stage crushed to 100% passing 3.35 mm for Bond Ball Mill Work Index testing.

The HTD-017A (54.9-71.0) variability sample was too fine and too low weight for the full suite of comminution tests and, as such, was only subjected to Bond Ball Mill Work Index testing.

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Results of the comminution tests are summarised in Table 13.19. The SMC testing was undertaken on seven samples by WAI and the data submitted for analysis by JKTech. Specific gravities for the seven samples ranges from 2.83 to 3.19.

The JK Drop-Weight index (DWi), which is a measure of the strength of the rock to impact breakage, ranged from 4.35 kWh/m3 to 6.87 kWh/m3. The DWi (%) value is the percentage of ores in the JKTech database softer than that particular sample. In general, the seven samples were softer than most of the samples in the JKTech database.

The value of A*b (rock breakage parameters) is also a measure of resistance to impact breakage, but unlike the DWi, a higher value indicates a soft ore while a low value means that it is hard. The A*b values for the seven samples ranged from 42.8 to 67.5, again indicating that the samples were softer than most of the JKTech database.

Table 13.19	Variability Comminution Test Results Summary

Drill Hole	SG	DWi (kWh/m3)	DWi (%)	A*b (value)	A*b (%)	Ai	BRMWi (kWh/t)	BBMWi (kWh/t)
HTD-128 (44-72.2)	3.12	6.23	44	49.8	43.5	0.4423	10.48	11.18
HTD-090 (303-320)	2.88	6.23	44	46.1	49.1	0.4665	12.34	14.58
HTD-106 (318-335)	2.94	6.87	53	42.8	55.4	0.6826	13.65	14.41
HTD-088 (366-383)	2.83	5.50	35	50.8	42.1	0.4057	12.11	13.02
HTD-078A (352-369)	2.85	4.83	27	58.6	32.5	0.4666	11.48	11.78
HTD-070 (199-216.5)	3.19	4.97	28	63.7	27.7	0.1247	9.42	10.45
HTD-108 (288-306)	2.95	4.35	22	67.5	24.4	0.1513	10.85	11.69
HTD-017A (54.9-71.0)		-	-	-	-	-	-	9.56

According to the results of Bond Abrasion Index testing, two variability samples were classified as slightly abrasive (HTD-070, HTD-108), one as abrasive (HDT-106) and four as moderately abrasive.

Bond Rod Mill Work Indices ranged from 9.42 kWh/t to 13.65 kWh/t, classifying all of the variability comminution samples as being of medium hardness.

Bond Ball Mill Work Indices ranged from 9.56 kWh/t to 14.6 kWh/t. Six of the samples would be classified as being of medium hardness and two (HTD-090 and HTD-106) would be classified as hard.

Comparison of the comminution test results of the main ore types (Table 13.8) and ore variability samples showed that the values obtained from the variability samples were slightly lower. Majority of ore samples, except Massive Sulfide ore, were suitable for SAG Mill/Ball Mill grinding circuit.

13.2.9	Flotation

The flotation tests are given in two main sections:

•	Flowsheet development;
•	Ore variability tests.

Flowsheet Development

Introduction

In Phase I of the Project (summarised in Section 13.1.9), Master Composite Sample (MCS) and High Grade (HG) samples were used for the metallurgical tests. High quality copper concentrate and gold containing pyrite concentrate could be produced with satisfactory copper (93-94%) and gold (70% in Cu Con and 20% in Py Con) recoveries. However, in spite of high recoveries, Au grade of the bulk flotation tailing was still high (1.8 g/t for MCS and 7.4 g/t for HG) and could not be considered as tailing. In the current study, additional metallurgical tests were performed to minimise gold loss from bulk flotation tailing.

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Production of copper concentrate was straightforward in the current flowsheet. Approx. 70% of gold was recovered with the copper concentrate and 20% with Au-Py concentrate (i.e. Cu Scav tail). However, Au-Py concentrate was not suitable for marketing due to low Au (≈ 5 g/t) and sulphur (≈ 40%) contents. Therefore, pyrite flotation stage was included to increase sulphur grade of the Au-Py concentrate. In addition to that recovery of gold from this material by hydrometallurgical methods was also investigated.

Therefore, primary objectives of the optimisation study were:

•	Optimisation of the flotation conditions for ore types of different Au grade (High Grade (HG);,Master Composite (MCS) and Low Grade (LG);
•	Reducing Au loss from bulk flotation tail;
•	Increasing sulphur content of the pyrite concentrate;
•	Recovery of gold from Au-Py concentrate by hydrometallurgical methods.

Test Samples

The details about the test samples used for flowsheet development are given in Section 13.2.2.

Sample Preparation

HG, LG and dilution samples were prepared separately from quarter size drill cores crushed to -15 mm by using jaw crusher and then to -2 mm by roller crusher. Half of the sample was split and stored as witness sample. The second half was further split into 2 kg of representative subsamples for test work. MCS sample was a blend of 72.73% LG, 18.18% HG and 9.09% dilution material. Chemical assay of the samples are given in Table 13.12.

Flotation Test Results

The flotation tests were conducted using Denver flotation machine with 4.5 lt, 2.5 lt and 1 lt volume cells for bulk flotation, copper rougher & scavenger flotation and cleaner flotation stages, respectively. Alternative flowsheet options were tested through rougher kinetic and open cleaner flotation tests. In the final stage, Locked Cycle Flotation Tests (LCT) were conducted based on optimum flowsheet and flotation conditions.

Primary Grind Particle Size

The optimum primary grind size was determined to be D80 = 106 µm in Phase I of metallurgical tests. Although, Au recovery in bulk flotation was about 90% for both MCS and HG ore types, Au grade of the bulk tail for MCS and HG ores was 1.8 g/t and 7.4 g/t, respectively. Finer primary grind sizes were tested to decrease loss of gold from bulk flotation tailing.

Primary grind sizes of D80 = 106 µm, 53 µm and 38 µm were tested. The results of the tests are given in Figure 13.10. Both Au and Cu recoveries increased as the particle size was reduced from P80 = 106 µm to P80 = 53 µm. However, for finer particle size (P80 = 38 µm), the copper recovery decreased by 3% but the gold recovery remained similar.

Although, Au recovery increased from approx. 88% to 94% by finer grinding, Au grade of the bulk flotation tail was still high, approx. 3.5 g/t for both 53 µm and 38 µm grind sizes. Therefore, finer primary grinding was not the solution to improve bulk flotation performance.

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MF2 (Mill-Float-Mill-Float) flowsheet concept has been used to minimise loss of precious metals, particularly PGM flotation. In the first Mill-Float stage, liberated particles at coarse particle size were floated. Flotation tailing of the first stage was ground to finer particles size in the second Mill-Float stage and floated. This concept minimises overgrinding of valuable minerals and improve flotation performance.

Figure 13.10	Au and Cu recoveries as a Function of Primary Grind Particle Size

Mill-Float-Mill-Float (MF2) Circuit

MF2 concept is based on stage wise grinding to avoid overgrinding of liberated particles and improve liberation of finely associated particles in the second stage grinding-flotation (Figure 13.11). In these tests, the primary grind size was set to P80 : 106 µm and particle size of the secondary grinding was changed.

Au grade of the bulk tail for different primary grind sizes and MF2 tests are given in Figure 13.12. The lowest Au grade (1.7 g/t) of bulk flotation tail was obtained with MF2 (38 µm), i.e. primary grind P80 : 106 µm and secondary grind P80 : 38 µm. Copper and gold recoveries increased to 99.72% and 97.71%, respectively. Finer secondary grinding down to P80 : 20 µm did not further improve the results.

Figure 13.11	A Typical Mill-Float-Mill-Float (MF2) Flowsheet

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Figure 13.12	Au Grade of Bulk Flotation Tail at Different Primary and Secondary Grind Particle Sizes for HG Ore Sample

Open cleaner tests were conducted using MF2 (38 µm) flowsheet for HG, LG and MCS ore samples. Grade and recovery values of bulk flotation tail for MF and MF2 circuit configurations are given in Table 13.20. The lowest grade and hence metal loss were obtained with MF2 circuit for the three ore samples. MF2 circuit was beneficial not only for HG ore but also the other ore types and reduced gold loss from bulk flotation tailing.

Table 13.20 Effect of MF2 Circuit and Different Primary Grind Sizes on Metal Loss From Bulk Tail

			Grade			Distribution (%)
		Wt, %	Au, g/t	Cu, %	S, %	Au	Cu	S
HG	P80 106 µm	53.48	7.45	0.24	3.2	12.14	4.31	8.52
	P80 53 µm	54.92	3.33	0.08	2.41	5.37	1.51	6.62
	P80 38 µm	58.60	3.76	0.23	4.23	6.49	4.59	12.89
	MF2	43.85	1.78	0.02	2.17	2.29	0.28	5.12
MCS	P80 106 µm	58.52	1.85	0.08	5.58	11.29	2.28	16.74
	P80 75 µm	58.9	1.31	0.07	5.43	9.06	2.02	15.63
	MF2	44.87	0.8	0.03	4.77	4.51	0.69	10.7
LG	P80 106 µm	52.98	0.6	0.07	5.78	6.44	2.01	-
	MF2	44.81	0.28	0.04	5.51	2.52	0.95	-

Pyrite Flotation

The Cu Scavenger Tailing with 42% S grade was not suitable for marketing as a pyrite concentrate. Pyrite flotation was applied to increase sulphur content. The pulp pH was adjusted to pH 8-9 by addition of diluted (10% by volume) H2SO4 solution. S content increased to over 50% after pyrite rougher flotation stage (Figure 13.13). The gold recovery was about 7.5% in reference to flotation feed. Au stage recovery was calculated as 82% but with much lower mass pull. Au grade increased from 4 g/t to 6 g/t after rejection of silicates.

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Figure 13.13	Production of Pyrite Concentrate from Cu Scavenger Tail (MCS ore sample)

Locked Cycle Flotation Tests

Master Composite Sample (MCS)

Two Locked Cycle Tests (LCT) (by HMT and WAI) were conducted using MCS ore sample. The same sample, flotation conditions and flowsheet were used in the two labs. Flotation conditions and the flowsheet, which was based on MF2 circuit configuration are given in Table 13.21 and Figure 13.14, respectively.

Primary grind size was P80 = 106 µm and bulk rougher flotation was conducted in 3 stages. Tail of bulk rougher flotation was ground to P80 = 38 µm. Bulk Scavenger flotation was conducted in 2 stages. One stage of cleaner flotation was applied to the scavenger concentrate.

Bulk rougher concentrate was re-ground down to P80 = 30 µm in the presence of lime at pH 11.5. Copper rougher and scavenger flotation was applied at the same pH. Copper final concentrate was produced after three stages of cleaner flotation. Pyrite flotation was applied to Copper Scavenger Tail after decreasing the pH to about 8-9 by addition of H2SO4 (10% solution).

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Table 13.21	Flotation Conditions Applied in LCT

Conditions	Reagents, (gr/ton)				Time (min)
Bulk Rougher Flot.	SIPX	7249	MIBC	pH	Cond	Flot.
Primary Grinding (P80 106 µm)	25			5.5-6	15
Bulk Flotation 1		8	20		2+1	4
Bulk Flot 2	15	5	5		2+1	3
Bulk Flot 3	15	5	5		2+1	3
Bulk Scavenger Flot.	SIPX	7249	MIBC
Secondary Gring (P80 38 µm)	15			5.5-6	30
Bulk Scav 1		5	10		2	3
Bulk Scav 2	15	5	5		2	2
Bulk Scv Cl		2.5	5		2	4
Cu Flotation	CaO	3418-A	MIBC
Regrind(P80 30 µm)	2000			11.5	65
Cu Rgh		7.5	5			7
Cu Rgh Scv 1		5	5		1+1	5
Cu Rgh Scv 2		5	5		2+1	3
Cu Cl 1			2.5		2	7
Cu Cl 2			2.5		2	4
Cu Cl 3			2.5		2	3
Pyrite Rgh Flot.	H2SO4	SIPX	MIBC
Py Rgh 1	200	50	5	8-9		3
Py Rgh 2		20	5			2

Figure 13.14	Master Composite Sample Locked Cycle Flotation Flowsheet

Average of cycles 6, 7 and 8 were used to calculate mass pull, grade and recoveries. Table 13.22 shows that copper concentrate containing 83.15 g/t Au, 20.18% Cu and 5.95% Zn can be produced at 78.11% Au recovery and 93.32% Cu recovery. Pyrite concentrate contains 7.04 g/t Au and 52.07% S. Approximately 13% of Au was in pyrite concentrate. Hence, the total Au recovery in the circuit was approximately 91%.

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Table 13.22	Average grade and recoveries of cycles 6-8 of LCT conducted by HMT

Summary (Cycles 6 to 8)		Assay (%, g/t)					Distribution (%)
Product	Wt %	Au	Cu	Fe	S	Zn	Au	Cu	Fe	S	Zn
Cu Cl3 Conc	9.26	83.15	20.18	29.15	41.57	5.93	78.11	93.32	19.16	19.78	94.65
Bulk Scv Cln Tail	5.62	1.26	0.11	4.70	5.45	0.04	0.72	0.31	1.88	1.57	0.39
Py Conc	17.81	7.04	0.31	37.94	52.07	0.03	12.71	2.78	47.98	47.67	0.98
Py Tail	13.29	3.63	0.33	18.65	23.01	0.06	4.90	2.20	17.60	15.72	1.31
Bulk Tail	54.02	0.65	0.05	3.49	5.49	0.03	3.56	1.39	13.38	15.25	2.67
Total	100.00	9.86	2.00	14.08	19.46	0.58	100.00	100.00	100.00	100.00	100.00

The same LCT was also conducted by WAI as a confirmatory test. Average results of Cycles 7 and 8 are given in Table 13.23. Mass pull to the copper concentrate and pyrite concentrate were 10.7% and 18.1% respectively. The copper concentrate assayed 19.9% Cu and 66.5 g/t Au at recoveries of 96.2% and 78.3%, respectively. The pyrite concentrate assayed 0.16% Cu, 6.93 g/t Au and 47.3% STOT at recoveries of 1.3%, 13.7% and 47.8% respectively.

Table 13.23	Average Grade and Recoveries of Cycles 7-8 of LCT Conducted by WAI

Product	Weight (%)	Assay (%, g/t)				Distribution (%)
Product	Wt %	Cu	Au (g/t)	Fe	S	Cu	Au	Fe	S
Cu Clnr Conc	10.7	19.9	66.5	30.8	39.0	96.2	78.3	21.3	23.4
Py Ro Conc	18.1	0.16	6.93	38.8	47.3	1.3	13.7	45.2	47.8
Tailings	71.2	0.077	1.01	7.32	7.22	2.5	7.9	33.6	28.8
Feed	100.0	2.22	9.11	15.5	17.9	100.0	100.0	100.0	100.0

Low Grade Ore Sample (LG2)

The test was conducted by HMT and assay of the products were done by ALS Turkey. The same flotation conditions and flowsheet were applied to the LG2 ore sample. The only difference was in pyrite flotation stage. Au grade of a pyrite concentrate would be very low with this ore and hence pyrite flotation was not included in this LCT.

Average of the last three cycles were used to calculate metallurgical balance of the test Table 13.24). Mass pull to the copper concentrate was 3.44% and lower than the MCS ore sample due to lower head grade of LG2 ore. The copper concentrate assayed 20.69% Cu and 68.89 g/t Au at recoveries of 97.18% and 81.43%, respectively.

Grade and recoveries of Cu concentrates produced from MCS and LG2 ore samples were similar. It was possible to produce similar quality Cu concentrate in spite of low Au and Cu grades in flotation feed. However, pyrite content of the LG2 ore sample was also lower than MCS. Chalcopyrite:pyrite ratio is critical for selective flotation of chalcopyrite from pyrite and this ratio was similar in both samples.

Table 13.24	Average Grade and Recoveries of Cycles 4-6 of LCT Conducted Using LG2 Ore Sample

Summary (Cycles 4 to 6)		Assay (%, g/t)					Distribution (%)
Product	Wt %	Au	Cu	Fe	S	Zn	Au	Cu	Fe	S	Zn
Cu Cl3 Conc	3.44	68.89	20.69	36.09	40.69	2.39	81.43	97.18	13.66	12.28	86.80
Bulk Scv Cln Tail	15.13	0.17	0.004	2.54	5.06	0.01	0.90	0.08	4.24	6.73	1.71
Cu Rgh Scv Tail	25.48	1.63	0.075	23.88	25.27	0.02	14.26	2.61	67.02	56.57	5.57
Bulk Tail	55.96	0.18	0.002	2.45	4.97	0.01	3.40	0.13	15.08	24.42	5.92
Total	100.0	2.91	0.73	9.08	11.38	0.09	100.00	100.00	100.00	100.00	100.00

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13.2.10	Ore Variability Tests

GRG tests and flotation tests were conducted using ore variability samples. Although, GRG concentrate production potential was found low in the previous test work, gravity separation tests were conducted confirm the previous results.

Open cleaner flotation tests were performed to demonstrate influence of lithology, mineralogy and grade on flotation performance. These tests showed possible fluctuations in flotation performance that could be observed during operation.

GRG Tests

GRG tests by using Falcon gravity separator were conducted for 10 samples except HTD-035 and HTD-045 because of insufficient amount of sample available for the tests. The weight of each of these samples was only 6 kg and used for grind calibration, flotation tests and characterisation studies. The summary of Falcon test results is given in Table 13.25.

Table 13.25	Results of Gravity Separation by Falcon Separator of Variability Samples

			Concentrate			Feed Grade
Sample Code	Lithology	Alteration	Mass Pull(%)	Au (g/t)	Au Rec.(%)	(Au, g/t)	Erch Ratio
HTD-015A	Ch.And.Brec	Hematite/Anhy	4.20	185.00	50.687	12.2	15.16
HTD-085	Ch.And.Brec	Hematite	3.68	79.00	10.859	23.80	3.32
HTD-077	Ch.And.Brec	Hematite	4.65	509	35.440	64.6	7.88
HTD-011	Ch.And.Brec	Hematite	5.43	50.10	51.863	4.61	10.87
HTD-076	Ch.And.Brec	Anhy Quartz Vein	5.66	11.85	33.210	1.57	7.55
HTD-014	Gyp.Volc.	Argillic	6.03	5.17	23.511	1.24	4.17
HTD-042	Gyp.Volc.	Argillic	5.83	8.04	31.536	1.12	7.18
HTD-082	Dac.Brec.	Hem/Qtz Vn	5.97	3.06	19.346	0.68	4.50
HTD-128 (73-81)	Mas.Pyr.	Massive Pyrite	8.29	73.00	12.399	49	1.49
HTD-128 (23-38)	And. Brec.	Qtz Vn/Arg	6.04	111.50	24.315	26.9	4.14

Gold recovery ranges between 10% and 50%. The highest Au grade was 509 g/t and produced from HTD-077 which had the highest feed grade (64.6 g/t). The highest grade and recoveries were obtained with ore samples from Chlorite Andesite Breccia. The relationship between feed grade and concentrate grade is illustrated in Figure 13.15. It is clear that there is no direct relationship between feed grade and concentrate grade. Therefore, enrichment ratio was used to classify the ore samples according to their gravity separation performance. Three samples (HT-015A, HTD-077, HTD-011) were found to be suitable in terms of feed grade and enrichment ratio for further gravity separation tests.

In the next step, Falcon test were performed with stage grinding of the feed and regrinding the concentrate to determine the maximum achievable grade and recovery from HTD-077 ore sample, which has the highest Au grade. This test was conducted using 10 kg material to produce sufficient concentrate for further concentration by panning. The results of this test are given in Table 13.26.

Table 13.26	Results of Falcon Test and Panning of the Falcon Concentrate (Sample No HTD-077)

			Grade		Recovery (%)
	Mass Pull (%)	Au (g/t)	Cu, %	S, %	Au	Cu	S
Pan Con.	0.85	1480	6.19	37.2	18.99	0.99	1.67
Pan Tailing	0.71	770	6.162	28.2	8.31	0.83	1.06
Falcon Con.	1.56	1156	6.18	33.09	27.30	1.81	2.73
Falcon Tail	98.44	48.9	5.318	18.7	72.70	98.19	97.27
Feed (Calc.)	100.00	66.21	5.33	18.93	100.00	100.00	100.00
Feed (Assay)	100.00	64.6	5.59	20.8

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Au grade of the Pan concentrate could be increased to 1,480 g/t with 18.99% recovery and 0.85% mass pull. However, the concentrate contained 6.19% Cu, which is very high for direct smelting and cyanide leaching. There was no clear separation between gold/gold containing pyrite particles and chalcopyrite particles. Therefore, it was concluded that GRG production is not suitable for Hod Maden ore, even with the highest Au grade ore sample.

Open Cleaner Flotation Tests

The tests were performed using the optimum flowsheet and conditions developed using the master composite sample. Grade and recovery values of the combined bulk rougher and scavenger concentrates are given in Table 13.27. Cu recovery was about 99% for all of the samples, except HTD-035 and HTD-045. Au recovery was also low in these two samples. Head grade of HTD-045 was only 0.04% Cu, 4.8% S. HTD-035 is a massive pyrite/enriched ore sample and has high degree of surface oxidation. Because of these factors, recoveries of gold and copper with these samples were lower than the other samples.

Table 13.27	Grade and Recovery of Combined Bulk Rougher and Scavenger Concentrates

			Grade		Recovery (%)
		Mass Pull (%)	Au (g/t)	Cu (%)	Au	Cu
HTD 085	Ch.And.Brec	31.25	81.26	4.94	87.62	99.42
HTD 077	Ch.And.Brec	48.22	132.30	12.44	97.29	99.62
HTD 076	Ch.And.Brec	24.83	6.03	5.37	93.00	99.27
HTD 045	Ch.And.Brec	23.83	8.55	0.06	58.23	42.55
HTD 015A	Ch.And.Brec	25.33	44.21	6.46	93.05	99.55
HTD 011	Ch.And.Brec	29.21	14.02	1.68	85.39	99.28
HTD 128 (23-38 m)	And. Brec.	60.77	42.30	3.49	96.54	98.87
HTD 082	Dac.Brec.	35.56	3.00	4.72	96.51	99.43
HTD 042	Gyp.Volc.	43.33	2.87	1.71	96.48	98.71
HTD 014	Gyp.Volc.	34.44	4.67	0.68	93.52	94.17
HTD 035	Mas.Pyr/Enr.Zone	40.31	6.09	6.22	45.19	66.61
HTD 128 (73-81 M)	Mas.Pyr.	82.43	53.35	2.05	99.14	98.88

Mass pull, grade and recovery of the copper concentrates produced from the variability ore samples are given in Table 13.28. It must be noted that the recovery values were from open cleaner tests, and will be different with closed circuit operation. Cu grade of all of the concentrates, except HTD-045, were higher than 24% Cu. Mass pull and Cu recoveries were variable depending on the feed grade. Au grade and recovery were also variable because of variable feed grades.

Table 13.28	Grade and Recovery of Copper Concentrates of the Variability Samples

		Grade		Recovery (%)
	Mass Pull (%)	Au (g/t)	Cu (%)	Au	Cu
HTD 85	4.64	62.50	28.82	10.01	86.03
HTD 77	3.54	167.00	31.77	9.01	18.67
HTD 76	2.83	23.20	32.60	40.77	68.73
HTD 45	0.71	113.00	0.65	22.94	12.90
HTD 15A	3.72	142.50	30.81	44.10	69.81
HTD 11	1.19	170.00	32.76	42.10	78.62
HTD 128 (23-38 m)	4.58	113.00	33.26	19.45	70.97
HTD 82	3.98	5.07	32.61	18.22	76.78
HTD 42	1.84	12.60	26.39	18.00	64.83
HTD 14	0.32	108.84	27.41	20.41	35.75
HTD 35	2.03	20.20	27.57	7.56	14.88
HTD 128 (73-81 M)	2.61	259.00	24.78	15.24	37.82

Pyrite concentrate was also produced from the tailing of the Cu flotation section. Grade and recovery values of the pyrite concentrate produced from variability samples are given in Table 13.29. Sulphur grade of the concentrates was 50% S or higher, except the concentrates produced from HTD-045 and HTD-042.

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Au grade of the concentrates was variable. Figure 13.16 shows the relationship between Au grade of the feed and pyrite concentrates. The results show that feed grade higher than approximately 30 g/t Au is required to produce pyrite concentrates with 20 g/t Au or higher grades, which is accepted as the lower limit for marketing pyrite concentrate.

Table 13.29	Grade and Recovery of Pyrite Concentrates Produced from Open Cleaner Flotation Test of Variability Samples

	Grade		Recovery (%)
	Au (g/t)	S (%)	Au	S
HTD 85	6.28	51.6	1.90	34.27
HTD 77	92.8	52.5	12.59	23.51
HTD 76	2.66	50.7	5.11	10.54
HTD 45	4.16	4.03	0.99	0.77
HTD 15A	8.3	52.3	1.90	10.51
HTD 11	1.85	52	2.23	27.57
HTD 128 (23-38 m)	23	53.5	28.38	63.34
HTD 82	2.86	52.3	27.36	56.19
HTD 42	1.32	32.7	8.27	15.98
HTD 14	2.42	49.9	12.13	36.56
HTD 35	2.31	50.4	2.13	13.78
HTD 128 (73-81 M)	37.5	53.9	38.62	66.05

Figure 13.15	Relationship Between Au grade of Feed and Pyrite Concentrate of the Variability Samples

13.2.11	Concentrate Analysis

Complete chemical analysis of the final Cu concentrate and Pyrite concentrate produced in LCT tests given in Table 13.31 (LCT by HMT) and Table 13.32 (LCT by WAI). Both concentrates have no high concentrations of penalty elements, which may negatively affect marketing. The average grade and recoveries of the concentrates produced by HMT and WAI are given in Table 13.30.

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Table 13.30	Average Grades and Recoveries of Concentrates Produced by HMT and WAI

	Cu Con					Py Con
	Mass Pull	Cu%	Au (g/t)	Cu Rec (%)	Au Rec (%)	Mass Pull	Au g/t	Au Rec
WAI_LCT	10.7	19.9	66.5	96.2	78.3	18.1	6.93	13.7
HMT_LCT	9.26	20.4	81.07	94.19	77.1	18.07	6.83	12.66
Average	9.98	20.13	73.26	95.20	77.7	18.09	6.88	13.18

The results show that a copper concentrate could be produced averaging 20.13% Cu and 73.26 g/t Au at recoveries of 95.20% and 77.7%, respectively. Sub-samples of both concentrates and the final tailings were submitted for specific gravity determination by gas pycnometer. The copper concentrate had an SG of 4.60, the pyrite concentrate had an SG of 4.80 and the final tailing had an SG of 2.93.

Complete chemical analysis of the Cu concentrate produced from LG2 ore sample has not been completed at the time of report writing.

Table 13.31	Detailed Chemical Analysis of Cu concentrate and Pyrite Concentrate from LCT (HMT)

		LCT Cu Conc	LCT Py Conc			LCT Cu Conc	LCT Py Conc
		HU HOT 535	HU HOT 536			HU HOT 535	HU HOT 536
Au	ppm	78	4.24	Nb	ppm	1	2
Ag	ppm	34.1	12.9	Ni	ppm	44	306
Al	%	0.08	0.23	P	ppm	<100	<100
As	ppm	429	1080	Pb	ppm	4290	315
Ba	ppm	130	150	Rb	ppm	<1	1
Be	ppm	<0.5	<0.5	Re	ppm	0.13	0.08
Bi	ppm	51.2	41.5	S	%	40.3	53.3
Ca	%	<0.05	0.12	Sb	ppm	37	43.8
Cd	ppm	386	3.2	Sc	ppm	<1	1
Ce	ppm	0.4	0.8	Se	ppm	150	110
Co	ppm	108	258	Sn	ppm	2	<2
Cr	ppm	180	970	Sr	ppm	5	11
Cs	ppm	<0.5	<0.5	Ta	ppm	<0.5	<0.5
Cu	%	20.17	0.389	Te	ppm	19.8	18
Fe	%	28.9	41.3	Th	ppm	<2	<2
Ga	ppm	3.6	1.7	Ti	%	0.01	0.02
Ge	ppm	1.1	1.2	Tl	ppm	7.3	21.2
Hf	ppm	<1	<1	U	ppm	1	1
In	ppm	2.67	0.17	V	ppm	5	19
K	%	<0.02	0.05	W	ppm	4	9
La	ppm	<5	<5	Y	ppm	1	2
Li	ppm	<2	<2	Zn	ppm	61200	540
Mg	%	0.03	0.1	Zr	ppm	<5	10
Mn	ppm	60	170	CTot	%	0.1	0.09
Mo	ppm	106	72.4	C (CO3)%		<0.05	<0.05
Na	%	<0.02	<0.02	CO2%		<0.2	<0.2

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Table 13.32	Detailed Chemical Analysis of Cu Concentrate and Pyrite Concentrate from LCT (WAI)

		LCT Cu Conc	LCT Py Conc			LCT Cu Conc	LCT Py Conc
Au	ppm	70.6	7.04	Nb	ppm	1	1
Ag	ppm	40.6	11	Ni	ppm	83	109
Al	%	0.22	0.65	P	ppm	<100	100
As	ppm	6.27	991	Pb	ppm	4650	265
Ba	ppm	180	300	Rb	ppm	1	3
Be	ppm	<0.5	<0.5	Re	ppm	0.19	0.06
Bi	ppm	73.20	42.80	S	%	40.9	48.4
Ca	%	0.09	0.19	Sb	ppm	42.8	41.9
Cd	ppm	328	1.7	Sc	ppm	1	2
Ce	ppm	0.8	1.4	Se	ppm	140	100
Co	ppm	171	260	Sn	ppm	2	<2
Cr	ppm	120	170	Sr	ppm	11	20
Cs	ppm	<0.5	<0.5	Ta	ppm	<0.5	<0.5
Cu	%	19.35	1720	Te	ppm	25.6	18.6
Fe	%	31.7	41.5	Th	ppm	<2	<2
Ga	ppm	4.2	3.4	Ti	%	0.01	0.05
Ge	ppm	1	1	Tl	ppm	10.8	19.4
Hf	ppm	<1	<1	U	ppm	2	2
Hg	ppm	1.26	0.91	V	ppm	11	28
In	ppm	2.44	0.16	W	ppm	22	14
K	%	0.03	0.11	Y	ppm	1	2
La	ppm	<	<5	Zn	ppm	55500	280
Li	ppm	<2	2	Zr	ppm	<5	8
Mg	%	0.11	0.26
Mn	ppm	110	200
Mo	ppm	184	72.2
Na	%	<0.02	<0.02

13.2.12	Hydrometallurgical Tests

Given that the programme could not realise a saleable pyrite concentrate as the gold seems to be quite diluted in a large mass of this mineral within the orebody, alternative processing options were sought to recover what is a relatively substantial amount of gold that does not report to the copper concentrate. As described in section 13.2.9, efforts have been made to maximise gold recovery to copper concentrate, that in essence simply drives pyrite into the copper concentrate, thus lowering its grade, however, the programme also looked at ways of recovering gold from both the low-sulphide tailings and a pyrite concentrate. Given that appropriate mineral processing techniques (gravity separation, flotation) provided no sensible solution to recover the remaining gold in tailings after the copper minerals had been removed, hydrometallurgical solutions were explored.

Representative 500 g sub-samples of each of the pyrite concentrate, pyrite tailings and bulk scavenger rougher tailings produced from LCTs were split out and subjected to diagnostic leach testing in order to ascertain whether the gold was readily cyanide soluble (the conventional hydrometallurgical route) or refractory. The procedure for the leach tests is summarised below:

1	Cyanide-recoverable gold determined via standard cyanidation method (48-hour, 40% solids, airflow 3.0 L/min, 2.0 g/L NaCN);
2	Nitric acid digestion of cyanide leach residue to destroy sulfide mineralisation;
3	Gold in sulfides determined via cyanidation of nitric digest residue (24-hour, 10-20% solids, airflow 3.0 L/min, 2.0 g/L NaCN);
4	Roasting of cyanide leach residue for six hours at 700°C to oxidise residual sulfides;
5	Additional gold in sulfides determined by cyanidation of roasted residue (24-hour, 10-20% solids, airflow 3.0 L/min, 2.0g/L NaCN); and
6	Fire assay on final cyanide leach residue to determine gold encapsulated within silica gangue.

The results of these are summarised in Table 13.39.

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Table 13.33	Diagnostic Leach Test Results for Selected Products from LCT

Sample	Distribution (%)				Gold Head Grade (g/t)
	Cyanide- Recoverable Gold	Gold in Sulphides	Encapsulated Gold	TOTAL
Pyrite Conc	32.1	60.2	7.7	100.0	4.37
Pyrite Tails	73.2	23.9	2.9	100.0	1.57
Bulk Scav Ro Tails	81.1	12.7	6.2	100.0	0.43

The pyrite concentrate contained 32.1% cyanide-recoverable gold, with the majority locked in sulfides (60.2%). The remaining 7.7% was encapsulated in silica gangue. Although the cyanide leach recoveries were much better for the other streams, the majority of the gold is the pyrite concentrate. Given this concentration of the gold in pyrite, other techniques were investigated to recover this refractory gold.

Au-Pyrite Concentrate

Au-pyrite concentrate produced from the first LCT (Table 13.14) where Cu Scav Tail was considered as Au containing pyrite concentrate. Cu flotation tailing produced from all cycles were combined and used for hydrometallurgical tests. The chemical characterisation of the test sample is given in Table 13.40. Specific gravity of the material was measured as 4.13 by using a gas pycnometer. A particle size distribution analysis of the concentrate gave a D80 of 43 µm.

Table 13.34	Head Assay of Au-Pyrite Concentrate Produced with Open Cleaner Flotation Test

Analyte	Assay (%)
Cu	0.22
Fe	33.0
STOT	36.4
Au (g/t)	4.95

Before starting the hydrometallurgical test work, a diagnostic test was undertaken to determine distribution of gold in this material and the results are summarised in Table 13.41. In total, 36% of the gold was identified as freely cyanide-recoverable. A further 59.9% was found to be locked in sulfides and 4.1% of the gold was encapsulated, likely within silica gangue, and was non-recoverable. These results were in agreement with the results reported in Table 13.39. It must be noted that this material is the feed to pyrite flotation, in other words combined pyrite concentrate and pyrite tailing given in Table 13.39.

Table 13.35	Au-Pyrite Concentrate Diagnostic Leach Test Results

Gold Phase	Distribution (%)
Cyanide-Recoverable	36.0
In Sulfides	59.9
Encapsulated	4.1
Total	100.0

Five 48-hour kinetic cyanide leach tests were undertaken using different conditions and pretreatments. The test conditions are summarised below and the results in Table 13.42:

•	Sample Size (g): 500;
•	Pulp Density (%solids): 40;
•	Airflow (L/min): 3.0;
•	Leach Duration (hours): 48;
•	Pulp pH: 10.5-11.0 (maintained).

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Table 13.36	Au-Pyrite Concentrate Kinetic Leach Testwork Results

Test ID	Test Description	Grind Size P80 (μm)	NaCN Concentration (g/L)	Au Extraction (%)
LT1	Standard Cyanidation	As-Received (43)	2	31
LT2	Intensive Cyanidation	As-Received (43)	10	30
LT3	UFG Pre-Treatment	15	2	35
LT4	POX Pre-Treatment	As-Received (43)	2	44
LT5	Roast Pre-Treatment	As-Received (43)	2	60

Leach Test LT1 was undertaken using a cyanide concentration of 2.0 g/l, while Test LT2 was undertaken at 10.0g/l NaCN. Gold extractions of 30.1% and 30.2% were achieved in Tests LT1 and LT2 respectively. While the increased cyanide concentration in test LT2 did not result in improved extraction, it did yield faster kinetics.

In Leach Test LT3, the concentrate was reground to 80% passing 15 μm prior to leaching under standard cyanidation conditions. This resulted in a gold extraction of 34.6%; a 4.5% increase on leaching at the as-received particle size. Fine grinding did not increase liberation/surface exposure of gold particles for cyanidation.

Leach Test LT4 involved the cyanidation (under standard conditions) of a sub-sample that had previously undergone pressure oxidation (POX). The POX was undertaken by GTK in Finland and the conditions are summarised below:

•	Temperature (°C): 200;
•	Pressure (bar): 20;
•	Pulp Density (%solids): 20;
•	Pulp pH: 1.5;
•	Leach Time (hours): 4.

The test conditions were determined based on operating conditions of a POX process plant in Turkey, assuming this material could potentially be treated in the same plant. The test achieved a gold extraction of 43.7%; a 13.6% increase over leaching with no pre-treatment. Due to the unexpectedly low recovery achieved in this test, the leach residue was subjected to a sulphur speciation and then submitted for XRD analysis. The chemical analysis showed a total sulphur content in the residue of 35.8% STOT, of which 98.9% was in the form of sulfides. This would suggest that less than 80% of the total sulphur was destroyed by the POX pre-treatment stage. XRD analysis showed that the residue contained 82% pyrite, 10% quartz, 4% hematite and 4% kaolinite, indicating that the POX pre-treatment was unsuccessful in oxidizing the sulfide mineralisation.

Leach Test LT5 involved the cyanidation (under standard conditions) of a sub-sample that had previously undergone roasting for six hours at 700°C. The gold extraction was 59.9%, a 29.8% increase over leaching with no pre-treatment. This was lower than expected considering the results of the diagnostic leach test, likely due to conditions in the roast not being optimised. One possibility is that the roast was too hot, leading to sintering of the particles and physical encapsulation of the gold. Further testing would be required to confirm this.

The hydrometallurgical test results show clearly that gold recovery from this material by direct cyanidation is limited to approx. 30-35%. POX treatment may not be applicable due to high sulphur content of the material. Roasting could be used as a pre-treatment method to increase gold recovery by cyanidation. However, further work is required to determine/optimise the most suitable method and operating conditions.

13.2.13	Dewatering Tests

Static settling tests were conducted to copper and pyrite concentrates obtained from LCT conducted by HMT. The test conditions for copper concentrate were pH 11-11.5, 12% w/w, 15 g/t A-110 (anionic flocculent). The calculated unit area and underflow % solids were 0.101 m2/mtpd and 53.40% respectively.

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Similar settling test was performed for pyrite concentrate. The test conditions were pH 9.5, 12% w%w, 15 g/t A-110. The calculated unit area and underflow % solids were 0.135 m2/mtpd and 65% respectively.

Settling behaviour of both products is as expected and in alignment with literature data. Sizing and selection of the thickeners can be done based on the calculated unit area values.

Bulk flotation tailing is going to be used for backfilling in the underground mine operation. Dry stacking should be applied to this material. Therefore, dynamic settling tests and filtration tests were conducted using the tailing produced from LCT conducted by WAI.

Approximately 6.5 kg of bulk scavenger rougher tailings, produced by blending the corresponding products from the locked cycle test and bulk flotation test, was submitted for dewatering testwork to include sedimentation and filtration testing. The tests were conducted by FLSmidtf UK Ltd.

The main conclusions drawn from the sedimentation testing were:

•	The flocculent Nasfloc 2203 yielded the best results, particularly at dosages of 40 g/t and lower;
•	In order to maximise the settling flux, the thickener feed required diluting to 6% solids (w/w). This provided the maximum settling rate and minimum flocculent consumption;
•	In static raked settling tests, at a feed well solids concentration of 6.0% solids (w/w) and a flocculent dosage of 40 g/t, an initial settling rate of 47 m/h was achieved at a unit throughput of 0.031 m2/t/d;
•	In a continuous-fill test at 40 g/t Nasfloc 2203 and a throughput of 0.037 m2/t/d, one-hour thickener residence time yielded a solids content of 63% (w/w). At this solids concentration, the yield stress was measured at 33Pa, indicating that a high-rate thickener would be suitable for this application and the ultimate solids content was measured at 75.1%.

Both vacuum and pressure filtration tests were conducted. The main conclusions drawn from the filtration testing were:

•	Tests using a range of chamber sizes and feed pressures of either 10 or 15 bar yielded filter cakes of 25 - 50 mm thickness and final moisture contents ranging from 10.9 - 13.4% (w/w);
•	At a final cake moisture of 14%, the optimum cake thickness was 32 mm, giving a throughput of 169 kg/m2/h at 15 bar feed pressure and 148 kg/m2/h at 10 bar feed pressure;
•	At 15 bar and 32 mm chamber depth, air-blowing reduced the cake moisture from 22% to 18% after one minute and 14% after four minutes; and
•	At 10 bar and 32 mm chamber depth, air-blowing reduced the cake moisture from 23% to 18% after one minute and 14% after four and a half minutes.

13.3	Further Test Work

The following further testwork are recommended for the DFS of the Project:

1	Review of pimary grind size and use of Flash flotation in the comminution circuit.

The objective of these tests is to simplify the grinding circuit by including Flash flotation stage. Flash flotation tests followed by bulk rougher flotation will be conducted for different grind sizes.

2	Effects of ore aging on flotation performance: Sulfide ores may oxidise severely when exposed to air, variable temperature and humidity. For an effective grade control, stockpiling ores with different grade and lithology should be done during operation. The objective of this work is to demonstrate effects of ore aging on flotation performance

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3	Large scale flotation tests (or mini pilot plant) to produce adequate amount of material for:
a	Signature plot of the bulk rougher concentrate.
b	Dynamic settling and filtration tests of the final concentrates and tailings.
c	Adequate amount of tailings (bulk flotation tail and Cu flotation tail) for gold characterisation (mineralogy and diagnostic Au leach) and hydrometallurgical tests to recover gold.
4	Characterisation of Bulk Cleaner Scavenger Concentrate, Cu Scavenger Concentrate and Cu Cleaner 1 Concentrate to evaluate and determine the best recirculation location of these streams in the circuit.
a	Size by size assay.
b	Size by size mineralogical analysis (including gold deportment).
5	Kinetic flotation tests to determine flotation rate of each mineral for the following stages.
a	Bulk rougher flotation and Bulk scavenger flotation.
b	Cu rougher flotation and Cu scavenger flotation.
c	Cu Cleaner 1 flotation.
6	The ore body consists of four main lithology. It is likely that structure, surface chemistry and gold occurance in the pyrite particles could be different in these lithologies. This section involves:
a	Production of pyrite concentrates using ore samples of different lithologies.
b	Mineralogical analysis of the pyrite samples to determine mode of gold occurences.
c	Diagnostic Au leach tests.
d	Further concentration studies to selectively separate gold containing pyrite particles (will be decided based on the results of the characterisation studies).
7	Flotation of Zn containing ore:

Certain parts of the main ore body and South ore zone contains Zn at higher concentrations than that of the main ore body. Flotation tests will be performed to determine:

a	Degree of Zn contamination in Cu Concentrate.
b	Selective flotation of Zn and production of Zn concentrate.
8	Ore variability tests based on mine plan and schedule:
a	Sample selection considering 10 years of life of mine: quarterly composite samples for Year 1, yearly composite samples for Years 2, 3 and 4, one composite sample representing Year 5-10. Total 8 samples.
b	Chemical and mineralogical characterisation.
c	Comminution tests including SMC, Ai, BRMWi, BBMWi.
d	Open cleaner flotation tests.

13.4	Process Design Considerations

13.4.1	Introduction

The process design developed for the Hod Maden Project is based on metallurgical test work (to date), experience and knowledge from operations treating similar ore. The design considers the outcomes from previous studies for the Project and the Project parameters determined from geological, mining, environmental and economic factors. The current strategy reflected in the process design is treatment of ore representing the master composite material from underground mining. The master composite material consists of five major ore types, predominantly chlorite andesite and andesite breccia type of ores. The plant feed is intermediate sulphide mineralisation high grade gold-copper ore where majority of gold is associated with chalcopyrite and pyrite.

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13.4.2	Process Options Review

The plant design in Phase I was based on single stage crushing, two stage grinding consisting of SAG and Ball mills and bulk sulphide mineral flotation followed by regrind of the bulk concentrate and selective copper flotation. Copper concentrate was produced after three stages of cleaner flotation. Copper scavenger flotation tail was subjected to pyrite rougher flotation to produce a pyrite concentrate with >50% S content. Centrifugal gravity separators and flash flotation cell were also included in the comminution circuit considering the possibility of producing GRG or high Au containing concentrate suitable for direct smelting.

Flotation tests performed using high Au grade (34 g/t) ore sample showed that Au grade of the bulk flotation tail could be as high as 7 g/t, in spite of high Au recoveries. This material could not be considered as tailing due to high Au content. Therefore, further tests were performed using composite samples with variable Au grade and ore variability samples representing lithology and grade variation in the ore body. The process flowsheet was modified based on the results of additional tests performed in Phase II.

Two stage grinding and flotation circuit (Mill-Float-Mill-Float) was applied to reduce loss of gold from bulk flotation tailing. Single stage SAG Mill was used to produce flotation feed of D80 = 106 µm particle size for bulk rougher flotation section. Bulk rougher tail was subjected to secondary grinding to produce material with D80 = 38 µm particle size. Bulk scavenger flotation was conducted to recover most of the remaining gold containing sulphide minerals and some free gold particles. MF2 mode of operation decreased Au grade of bulk flotation tailing down to 2.0 g/t for high Au grade feed and as low as to 0.6 g/t for normal Au grade feed. Au loss from bulk flotation tailing was minimised with MF2 circuit mode of operation.

Several process design alternatives were considered in the development of the unit processes making up the process flowsheet for staged development of the Project:

•	Primary crush and semi-autogenous grinding;
•	Multi-stage crush and ball mill grinding;
•	Flotation recovery (conventional);
•	Mill-Float-Mill-Float (MF2) circuit;
•	Gravity recovery;
•	Cyanidation of flotation tailings.

The unit processes were considered in different flowsheet options as the metallurgical information from the current test work phase became available for Hod Maden. Production of a copper concentrate with saleable Cu grade (≥20% Cu) with the highest Au and Cu recoveries was the process route favoured by Hod Maden for PFS stage.

Comminution Analysis

In primary grinding section, the selection of single stage crushing and semi-autogenous grinding (SSAG) milling over multi-stage crushing and ball mill grinding was favoured because feed characteristics and the required grind size were more suitable for this option. The range of Bond Ball Mill Work Index (BBWi) values and SAG Mill Comminution (SMC) parameters from the samples tested showed that variation in feed characteristics was very small and would not cause significant feed rate fluctuation in a SSAG comminution circuit. Besides, the secondary grinding - Cu scavenger flotation stage could tolerate any fluctuation experienced in the primary grinding-bulk rougher flotation stage. Consistent flotation performance is a vital aspect of the current design for maximising gold and copper recovery and achieving consistent and stable operation within the flotation processes was the primary consideration in the selection of MF2 mode of operation.

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In the secondary grinding a ball mill operated in closed circuit with hydrocyclone was selected. The required grind size (D80 = 38 µm) was suitable for ball mill grinding at this stage. However, further tests should be conducted in FS stage to test stirred ball milling as an alternative.

Concentrates of bulk rougher, bulk cleaner scavenger and copper scavenger were combined and reground to produce D80 = 30 µm particle size material for selective copper flotation. Ball mill operated in closed circuit with hydrocylone was used for this purpose. Further tests should be conducted in FS stage to test stirred ball milling as an alternative.

Flotation and Gravity Concentration

High Au grade of the ore encouraged use of gravity concentration prior to conventional flotation stage. There were three main ways to combine the aspects of flotation and gravity concentration:

•	Bulk sulphide mineral flotation and selective copper flotation;
•	Sequential copper and pyrite flotation;
•	Gravity concentration and bulk flotation on cyclone overflow.

Analysis of historical test work and the results from the early phases of the current test work program allowed a technical comparison of the options by using the results and operating experience from other projects.

The main purpose of testing gravity concentration was to determine the possibility of producing concentrate containing high Au grade. The test results showed that gravity recovery could not produce high Au grade concentrate, which could be used for direct smelting. This was due to very fine grain Au particles in sulphide minerals. Mineralogical analysis of composite ore samples with different Au grade and ore variability samples showed that gold particles were associated mainly with sulphide minerals at very fine grain size (<20 µm).

Two alternatives were tested in conventional flotation circuit:

•	Bulk sulphide mineral flotation followed by regrinding and selective copper flotation,
•	Sequential copper and pyrite flotation.

High Cu grade copper concentrate could easily be produced with sequential mode of operation, but with lower recoveries. Considering the total sulphide mineral content (approx. 25%) and association of Au in sulphide minerals, bulk sulphide mineral flotation followed by selective copper flotation was found favourable based on required grinding power, flotation cell volume and smaller footprint. Moreover, higher gold and copper recoveries were obtained in the bulk flotation mode of operation without disturbing concentrate quality.

13.4.3	Process Design Summary

The design of the plant is specific to Phase 2 of the Project, and incorporates a copper concentrate only flowsheet comprising conventional flotation only. Production of Au-Pyrite concentrate was not feasible due to low Au grade in the concentrate. The copper flotation tail and bulk scavenger cleaner flotation tail will be stored in tailing dam and recovery of Au from this material will be deferred until later in the mine life. The bulk scavenger flotation tail was used for paste fill production.

Specific test work has been completed for this PFS to optimise the process parameters and to confirm metallurgical behaviour and performance. The latest work focussed on treatment of Hod Maden underground mine material. Two main composites were used for optimisation:

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•	A high grade composite representing 60% of the tonnage and 80% of the metal,
•	A low grade composite representing the rest of the ore body.

The previous test work was completed during the period from 2016 to 2018. A list of reference documents and test work reports used in the design and process selection is given in Section 13.1.1 and Section 13.2.1.

13.4.4	Design Philosophy

The ore specific and project criteria are:

•	Milling capacity of 900,000 tpa of ore;
•	Mechanical utilisation of 75% for the crushing plant and 92% for the wet plant, supported by crushed ore storage and standby equipment in critical areas;
•	Sufficient automated plant control to minimise the need for continuous operator interface while allowing manual override and control when required.

13.4.5	Process Flow Sheet

The process flowsheet is based on proven copper-gold recovery technologies and incorporates the following unit process operations:

Crushing

One stage crushing incorporating a single toggle jaw crusher to produce a crushed product size of 80% passing (P80) 76 mm.

Primary Grinding

Closed circuit SAG milling with hydrocyclones to produce a cyclone overflow product with P80 size of 106 µm.

Secondary Grinding

Closed circuit ball milling with hydrocyclones to produce a cyclone overflow product with P80 size of 38 µm.

Regrinding

Closed circuit ball milling with hydrocyclones to produce a cyclone overflow product with P80 size of 30 µm.

Bulk Flotation

Flotation of sulphide minerals using conventional tank flotation cells. Bulk flotation consists of two stages; rougher and scavenger flotation. Primary cyclone overflow is the feed to bulk rougher flotation bank. Secondary grinding cyclone overflow is the feed to bulk scavenger flotation bank.

Copper Flotation

Pulp pH is adjusted in regrind circuit. Cyclone overflow of the regrind circuit is the feed to Cu rougher bank. Cu flotation circuit consists of rougher, scavenger and three stages of cleaner banks. Conventional tank flotation cells are used in this circuit.

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Dewatering

Thickening and filtration for water recovery within the circuit. Bulk flotation tailing and Cu concentrate are treated in dewatering circuits. Cu flotation tail and bulk scavenger cleaner tail are sent to TSF.

13.5	Metals Recovery

The metallurgical recovery for gold and copper selected for economic evaluation of the feed blend according to the mine plan are 78% for gold and 94% for copper. The recoveries have been calculated from the flotation recoveries for master composite sample representing average grade of LOM ore.

13.6	Process Design Risk

The process will be vulnerable to fluctuations in the head grade for gold, copper and sulphur and variable mineral associations within the deposits making up the Project. The major feed source, Hod Maden deposit, is an intermediate sulphur grade deposit with sulphur assays in the mineable zones ranging up to 20% S, but, normally approx. 13% S. The gold grade by assays ranges from approx. 4 g/t to over 30 g/t for the master composites prepared by blending different ore types. Copper grade ranges also from 0.8% to 2%. As a result of the variability in sulphide mineralisation, the circuit has been designed to process the maximum concentrate masses predicted from test work which will occur when processing material with a sulphur feed grade of approximately 20%. The plant has been designed to process material with copper grades of 0.8% and 2% on a consistent basis and achieve the recovery of 78% gold and 94% copper.

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14	MINERAL RESOURCE ESTIMATE

14.1	Summary

Mr. Rodney Webster of AMC is the Qualified Person for reporting of the Mineral Resource estimates. The Mineral Resource is reported in accordance with the Canadian National Instrument for the Standards of Disclosure for Mineral Projects (NI 43-101) requirements. The Mineral Resource estimate, reported as at May 2018 above a cut-off of 2.0 g/t AuEq, for the two areas being considered, is shown in Table 14.1. Mineral Resource estimation based on assays received as at 31 January 2018.

Table 14.1	Mineral Resources Estimate at 31 May 2018

	Tonnes	AuEq (g/t)	Au	Cu	Ag	Zn	Pb	As	S
	(kt)		(g/t)	(%)	(g/t)	(%)	(%)	(ppm)	(%)
Main Area
Measured	4,630	12.8	9.6	1.5	2.6	0.08	0.01	139	12.7
Indicated	4,507	14.0	9.8	2.0	5.1	0.14	0.02	181	15.5
Total	9,137	13.4	9.7	1.8	3.9	0.11	0.01	160	14.1
South Area
Measured	-	-	-	-	-	-	-	-	-
Indicated	2,522	4.2	3.5	0.3	0.9	0.11	0.01	54	6.6
Total	2,522	4.2	3.5	0.3	0.9	0.11	0.01	54	6.6
Total Main plus South Areas
Measured	4,630	12.8	9.6	1.5	2.6	0.08	0.01	139	12.7
Indicated	7,029	10.5	7.6	1.4	3.6	0.13	0.01	135.4	12.3
Total	11,659	11.4	8.4	1.5	3.2	0.11	0.01	137	12.5
Total Inferred
Main Area	447	3.7	1.6	1.0	1.6	0.16	0.01	51	10.3
South Area	416	3.6	3.0	0.3	0.7	0.04	0.00	26	5.3
Total Inferred	864	3.7	2.3	0.7	1.2	0.10	0.00	39	7.9

Notes: 1. Canadian Institute of Mining (CIM) Definitions Standards (2014) were used for Mineral Resource classifications.

2. The Mineral Resources are total and inclusive of any Mineral Reserves.

3. Errors in the totals are due to rounding.

4. AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

5.The South Area is defined as being south of 4,542,025 mN

6. No allowance has been made for any previous mining.

Note: Only gold and copper are considered as economic, other elements are shown here for completeness.

14.2	Coordinate Systems

The Project uses ED50 co-ordinate reference system (CRS) and projection UTM Zone 37N.

14.3	Drilling Database

AMC was provided with following drillhole data by Artvin:

•	Hot_sample.xls – Drillhole assay file in Excel format dated 31/01/2018;
•	Hot_Collar.xls – Drillhole collar file in Excel format dated 31/01/2018;
•	Hot_Survey.xls – Drillhole survey file in Excel format dated 31/01/2018;
•	Hot_Lithology.xls – Drillhole lithology file in Excel format dated 31/01/2018;
•	Hot_Specific_Gravity_20180226.csv – Drillhole bulk density file in Excel format dated 26/02/2018.

AMC uses Datamine mining software for grade estimation. When loading and combining the drill data into Datamine no data errors were identified.

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AMC was also provided with a topographic surface HM_EGRI_2m_exported.dxf.

14.4	Historic Voids

During the period 1888 to 1904, Russia carried out mining of copper in the area to the south of the area being modelled. They also undertook further work during 1913 to 1921 with limited information available on the work carried out. Drilling by Artmin intersected a number of voids in thirteen holes (Figure 14.1 red points) which may be due to historic underground mining. As there is limited information on the continuity or extent of these voids no allowance has been made for them in the Mineral Resource estimate.

Figure 14.1	Location in Plan of Voids Intersected by Drillholes (red points)

Note:   Grid is 100 m x 100 m

14.5	Bulk Density

AMC was provided with 7,281 bulk density measurements (file hot_specific_gravity_20180226.xls) taken from fresh rock at approximately 10 m intervals down each drillhole.

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The bulk density was measured using the water immersion technique with the core coated in wax.

The formula used was:

Bulk density = mass dry / (mass wax – mass water – ((mass wax – mass water)/0.86)), where 0.86 represents the density of the wax.

The maximum value measured was 4.5 t/m3 with a minimum of 1.9 t/m3 and mean of 2.9 t/m3.

For the Mineral Resource estimate, AMC used average bulk density values, based on the average of the measurements, for ten different lithologies included in the block model. Table 14.2 lists the bulk density values used in the Mineral Resource estimate by lithology.

Table 14.2	Bulk Density Used

Lithology	Bulk density (t/m3)
Andesite Breccia, Andesite	2.83
Dacite Breccia	2.87
Volcano Sedimentary	2.83
Gypsum Volcano-sedimentary	2.96
Massive Pyrite – Enrichment zone	3.78
Rhyo-dacite	2.72
Ferricrete	2.32
Chlorite Andesite Breccia	2.94
Semi Massive Sulphide	3.33
Remaining	2.90
Surface gravels	2.20

14.6	Lithology and Alteration

AMC located the different lithologies and alteration styles within the block model using indicator kriging. The different lithologies and alteration styles modelled and the codes used in the block model for each style are listed in Table 14.3.

Table 14.3	Block Model Lithology and Alteration Codes Used

Lithology	Model Lithology Code	Alteration Style	Model Alteration Code
Andesite Breccia, Andesite	1	Argillic	10
Dacite Breccia	2	Prophylitic	20
Volcano Sedimentary	3	Massive Pyrite	30
Gypsum Volcano-sedimentary	4	Quartz Vein	40
Massive Pyrite – Enrichment zone	5	Silicification	60
Rhyo-dacite	6	Jasper - Haematite	70
Ferricrete	7	Fe- oxidised	80
Chlorite Andesite Breccia	8	Unaltered	90
Semi Massive Sulphide	9	-	-
Remaining	10	-	-

Figure 14.2 is a typical cross-section through the model showing the different lithologies and Figure 14.3 shows the different alteration styles.

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Figure 14.2	Cross-Section Showing the Modelled Lithologies

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Figure 14.3	Cross-Section Showing the Modelled Alteration

14.7	Sample Statistics

For the Mineral Resource estimate, assay data for the drillholes, up to hole HTD-167A, were available. Details of the raw drillhole sample statistics are shown in Table 14.4.

Table 14.4	Raw Drillhole Sample Statistics

Element	Number of Samples	Mean	Median	Minimum	Maximum	CV
Length (m)	40,426	1.42	1.00	0.3	43.0	0.49
Gold (g/t)	39,001	1.42	0.07	0.0	4,420	19.26
Copper (%)	39,001	0.29	0.03	0.0	19.6	2.8
Zinc (%)	39,001	0.24	0.01	0.0	41.3	4.5
Lead (%)	39,001	0.06	0.0	0.0	10.2	4.7
Silver (g/t)	39,001	2.8	0	0.0	364.0	1.91
Arsenic (ppm)	39,001	144.7	0	0.0	4,360	1.31
Sulphur (%)	39,001	7.18	5.8	0.0	55.7	0.75

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Drillhole sample data Sulphur grades for drillholes HTD-004, HTD-005 and HTD-006 were not included in the Mineral Resource estimate as they contained constant values of 5%.

Figure 14.4 shows the gold grade distribution as probability plots for the main lithological units. This figure indicates the higher-grade gold mineralisation is located within the chlorite-andesite-breccia, massive-pyrite and andesite breccia lithologies.

Figure 14.4 Probability Plot Showing Gold Grades by Lithology

Note: The legend on the side of the plot lists the main lithologies by colour

Figure 14.5 shows the copper grade distribution as probability plots for the main lithological units. This figure indicates the higher-grade copper mineralisation is located within the chlorite-andesite-breccia, massive-pyrite and andesite breccia lithologies.

Figure 14.5	Probability Plot Showing Copper Grades by Lithology

Note: The legend on the side of the plot lists the main lithologies by colour

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14.8	Drillhole Compositing

The drillhole sample lengths were composited to two metres for resource estimation, based on a histogram of the sample lengths (Figure 14.6). This showed that more than 30% of the samples had a length of two metres. Two metre sample composites were selected to avoid splitting of the longer (>1 m) samples during compositing. Samples were composited within each grade domain.

Figure 14.6 Histogram of Drillhole Sample Lengths

14.9	Estimation Domains

Block grades were estimated into low and high-grade domains for each element separately. Wireframes were prepared defining the high-grade domains based on selecting areas where the drillhole grades were above a defined minimum grade (Table 14.5). Grade distributions were selected from inflection points from probability plots of the raw assay samples (refer to Figure 14.7 to Figure 14.13).

Table 14.5	Grade Domain Cut-Offs

Element	Domain cut-off grade
Copper	10,000 ppm
Gold	1.8 g/t
Silver	1.2 g/t
Zinc	400 ppm
Lead	190 ppm
Arsenic	130 ppm
Sulphur	10%

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Figure 14.7	Copper Probability Plot (showing the two distributions)

Note: Black dotted lines indicte the two distributions

Figure 14.8	Gold Probability Plot Gold (showing the two distributions)

Note: Black dotted lines indicte the two distributions

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Figure 14.9	Silver Probability Plot (showing the two distributions)

Note: Black dotted lines indicte the two distributions

Figure 14.10	Zinc Probability Plot (showing the two distributions)

Note: Black dotted lines indicte the two distributions

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Figure 14.11	Lead Probability Plot (showing the two distributions)

Note: Black dotted lines indicte the two distributions

Figure 14.12	Arsenic Probability Plot (showing the two distributions)

Note: Black dotted lines indicte the two distributions

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Figure 14.13	Sulphur Probability Plot (showing the two distributions)

Note: Black dotted lines indicte the two distributions

14.10	Top-caps

The two metre sample composites were top-capped, based on the results of log probability plots. The top-cap values used are listed in Table 14.6.

Table 14.6	Top-Caps

Domain	Top-cap
Copper – main high-grade	70,000 ppm
Copper – low-grade	30,000 ppm
Gold – main high-grade	250 g/t
Gold – low-grade	30 g/t
Gold – other high-grade	40 g/t
Silver – main high-grade	100 g/t
Silver – low-grade	12 g/t
Silver – other high-grade	45 g/t
Zinc - high-grade	300,000 ppm
Zinc – low-grade	7,000 ppm
Lead – main high-grade	–
Lead – low-grade	15,000 ppm
Lead – other high-grade	–
Arsenic– main high-grade	2,00- ppm
Arsenic – low-grade	1,000 ppm
Sulphur – high-grade	50%
Sulphur – low-grade	20%

An example of a log-probability plots used are shown in Figure 14.14. The arrows shows the selected top-cap value and the red lines the trend in grades up to the top-cap value.

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Figure 14.14	Log-Probability Plot for Copper

14.11	Drillhole Sample Statistics

Figure 14.15 show a histogram of the drillhole sample lengths. The samples were composited to 2 m lengths to avoid splitting the 45 % of the samples with lengths greater than 1 m.

Figure 14.15	Drillhole Samples Lengths

The two metre composite drillhole sample statistics for the different domains is shown in Table 14.7.

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Table 14.7	Sample Statistics by Estimation Domain

Domain	No. of Samples	Mean	Minimum	Maximum	Standard Deviation	Co-efficient of Variation
Copper – low-grade (ppm)	24,797	1,200	0	30,000	2,707	2.26
Copper – high-grade (ppm)	1,582	19,818	61.5	70,000	15,848	0.8
Gold – low-grade (g/t)	23,976	0.22	0	30	1.03	4.72
Gold – main high-grade (g/t)	1,182	14.86	0.03	250	30.5	2.06
Gold – other high-grade (g/t)	190	5.89	0.03	40	8.05	1.37
Silver – low-grade (g/t)	24,504	1.24	0	20	1.35	1.09
Silver – main high-grade (g/t)	2.072	4.31	0	100	6.46	1.5
Silver – other high-grade (g/t)	2,232	4.75	0	49.2	5.13	1.08
Zinc – low-grade (ppm)	22,023	324	0	7,000	906	2.79
Zinc – main high-grade (ppm)	4,430	9,345	0	300,000	19,129	2.05
Zinc – other high-grade (ppm	2,297	4,370	14	126,989	9,397	2.15
Lead – low-grade (ppm)	24,826	110	0	15,000	665	6.06
Lead – main high-grade (ppm)	2,839	2,230	0	65,460	4,874	2.19
Lead – other high-grade (ppm)	1,073	1,285	0	30,920	2,525	1.97
Arsenic – low-grade (ppm)	25,079	77.96	0	1,000	77	0.99
Arsenic – high-grade (ppm)	3,273	281	0	2,000	238	0.85
Arsenic – other high-grade (ppm)	394	201	0	815	133	0.67
Sulphur – low-grade	21,957	4.95	0	20	2.86	0.58
Sulphur – high-grade	6,610	12.93	0	50	5.4	0.42

All null or below detection limit assay values were set to zero grade for block grade estimation.

14.12	Block Model Parameters

A block model with parameters listed in Table 14.8 was used to model the deposit and estimate the block gold, copper, zinc, lead, arsenic and sulphur grades. The block sizes where selected based on the close spaced drilling being on an approximate 30 m grid.

Table 14.8	Block Model Parameters

	East (m)	North (m)	Vertical (m)
Origin	740,400	4,541,590	250
Block size	10	10	5
Number of Blocks	50	81	166
Minimum sub-block size	1	2	0.5

14.13	Estimation Parameters

Block gold grades were estimated using ordinary kriging with discretisation of 5 x 5 x 2 points. The parameters used are shown in Table 14.9. The search ellipse was increased for the second search pass by a factor of 1.5 and for the third search pass by 3, to ensure all blocks had grades estimated. There was no octant search.

The search ellipse radii and orientation was based on the results of a two-structured spherical variogram analysis (Table 14.10). The variogram parameters are listed in Table 14.10.

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Table 14.9	Estimation Parameters

Zone	Search Radii			Rotation			No. samples		Max samples per drillhole
	East (m)	North (m)	Vert. (m)	Z (0)	X (0)	Y (0)	Min.	Max.
Cu low	200	150	70	95	-75	-180	6	16	3
Cu High	100	40	20	-60	-30	0	6	16	3
Au low	180	120	50	180	-10	90	6	16	3
Au high	100	30	40	174	14	64	6	16	3
Ag low	300	100	60	170	80	0	6	16	3
Ag high	120	70	30	-140	-30	40	6	16	3
Zn low	200	100	50	-10	-50	-90	6	16	3
Zn high	80	50	50	-116	-18	63	6	16	3
Pb low	300	200	60	-140	-40	40	6	16	3
Pb high	70	30	100	-107	-55	42	6	16	3
As low	300	200	50	70	-75	-160	6	16	3
As high	150	50	20	-20	-70	-60	6	16	3
S high	70	50	40	-78	-78	-26	6	16	3
S low	100	80	60	-82	5	=75	6	16	3

Table 14.10	Variogram Model Parameters

Zone	Orientation			Nugget	Range 1			Sill1	Range 2			Sill 2
	Z (0)	X (0)	Y (0)		East (m)	North (m)	Vert. (m)		East (m)	North (m)	Vert. (m)
Cu low	95	-75	-180	0.33	47	107	73	0.27	194	149	375	0.40
Cu High	-60	-30	0	0.39	24	20	7	0.33	105	36	19	0.28
Au low	180	-10	90	0.53	141	94	44	0.34	179	120	58	0.13
Au high	174	14	64	0.13	65	25	29	0.66	96	28	41	0.21
Ag low	170	80	0	0.40	13	81	60	0.3	301	96	61	0.30
Ag high	-140	-30	40	0.22	66	59	22	0.56	102	74	34	0.22
Zn low	-10	-50	-90	0.28	472	145	38	0.34	624	341	139	0.38
Zn high	-116	-18	63	0.3	57	18	7	0.4	78	28	30	0.30
Pb low	-140	-40	40	0.37	218	196	49	0.42	521	197	60	0.121
Pb high	-107	-55	42	0.31	37	5	73	0.43	70	21	110	0.26
As low	70	-75	-160	0.16	50	53	20	0.24	314	203	43	0.60
As high	-20	-70	-60	0.09	51	53	7	0.46	155	54	20	0.45
S low	-81	5	-75	0.14	18	17	20	0.35	642	353	108	0.51
S high	-78	78	-26	0.08	66	51	9	0.24	102	60	44	0.68

14.14	Gold Equivalent

The gold equivalent formula is:

AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation) costs less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

Where:

•	Converting copper weight in tonnes to pounds = 22.046;
•	The value of copper per pound = $3.00;
•	The value of gold per ounce = $1,250;
•	Converting the gold weight from grams to troy ounces =31.10348;

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•	Metallurgical recovery
—	Gold	77.1%
—	Copper	94.2%
•	Payable Terms
—	Gold	93.9%
—	Copper	95.0%
•	Royalty 4.6%
•	Realisation Terms
—	Gold	2.25 $/g (incl Cu TC and Transport)
—	Copper	0.09 $/lb (RC only)

The gold equivalent has been calculated at after estimation of copper and gold grades.

14.15	Resource Classification

AMC considers the drilling method, core sampling, logging, assaying and QA/QC program are of industry standard. The area classified as Measured is based on the rock types chlorite-andesite breccia and gypsum volcanosediments between RL’s of 550 m and 800 m, 4,542,000 mN and 4,542, 250 mN and 740,630 mE and 740,680 mE. In this area there is continuity of higher gold and copper grades. The area of closer spaced drilling outside of the Measure Resources has been classified as an Indicated Mineral Resource (Figure 14.16) with a small area around the Indicated Resource classified as Inferred. Figure 14.17 is a cross-section showing the Measured Mineral Resources is generally located where there is drilling from both east to west and west to east.

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Figure 14.16	Mineral Resource Classification – Plan View

Note Blue is Measured, Green is Indicated and Red is Inferred

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Figure 14.17	Section Showing Mineral Resource Classification

Note Blue is Measured, Green is Indicated and Red is Inferred

14.16	Mineral Resource Estimate

The Mineral Resource estimated above a cut-off of 2.0 g/t AuEq, is shown in Table 14.11.

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Table 14.11	Mineral Resources Estimate at 31 May 2018

	Tonnes	AuEq (g/t)	Au	Cu	Ag	Zn	Pb	As	S
	(kt)		(g/t)	(%)	(g/t)	(%)	(%)	(ppm)	(%)
Main Area
Measured	4,630	12.8	9.6	1.5	2.6	0.08	0.01	139	12.7
Indicated	4,507	14.0	9.8	2.0	5.1	0.14	0.02	181	15.5
Total	9,137	13.4	9.7	1.8	3.9	0.11	0.01	160	14.1
South Area
Measured	-	-	-	-	-	-	-	-	-
Indicated	2,522	4.2	3.5	0.3	0.9	0.11	0.01	54	6.6
Total	2,522	4.2	3.5	0.3	0.9	0.11	0.01	54	6.6
Total Main plus South Areas
Measured	4,630	12.8	9.6	1.5	2.6	0.08	0.01	139	12.7
Indicated	7,029	10.5	7.6	1.4	3.6	0.13	0.01	135.4	12.3
Total	11,659	11.4	8.4	1.5	3.2	0.11	0.01	137	12.5
Inferred
Main Area	447	3.7	1.6	1.0	1.6	0.16	0.01	51	10.3
South Area	416	3.6	3.0	0.3	0.7	0.04	-	26	5.3
Total Inferred	864	3.7	2.3	0.7	1.2	0.10	0.00	39	7.9

Notes: 1. Canadian Institute of Mining (CIM) Definitions Standards (2014) were used in the preparation of the Mineral Resource estimates.

2. The Mineral Resources are total and inclusive of any Mineral Reserves.

3. Errors in the totals are due to rounding.

4. AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

5.The South Area is defined as being south of 4,542,025 mN

6. No allowance has been made for any previous mining.

Note: Only gold and copper are considered as economic, other elements shown here are included for completeness.

AMC is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates.

The Mineral Resources at different gold equivalent cut-off grades for the different areas and classification are shown in Table 14.12 to Table 14.16, with the tonnes and grades at the chosen cut shown in bold. Grade-tonnage curvesare shown in Figure 14.18 to Figure 14.22.

Table 14.12	Mineral Resource at different cut-offs – Main Zone - Measured

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	7.37	8.4	1.1	6.2	2.1	0.1	115.7	12.7
1	5.69	10.7	1.3	7.9	2.4	0.1	127.1	12.6
1.5	4.95	12.1	1.5	9.0	2.5	0.1	134.9	12.7
2	4.63	12.8	1.5	9.6	2.6	0.1	139.0	12.7
2.5	4.49	13.1	1.6	9.8	2.7	0.1	141.2	12.7
3	4.32	13.5	1.6	10.2	2.7	0.1	143.4	12.7
3.5	4.03	14.3	1.6	10.9	2.8	0.1	146.6	12.8
4	3.62	15.4	1.6	12.0	2.8	0.1	149.9	13.0
4.5	3.28	16.6	1.6	13.2	2.9	0.1	154.8	13.1
5	3.00	17.7	1.6	14.3	2.9	0.1	159.5	13.1
5.5	2.81	18.6	1.6	15.2	2.9	0.1	162.8	13.2
6	2.67	19.2	1.6	15.8	3.0	0.1	164.6	13.2
6.5	2.54	19.9	1.6	16.5	3.0	0.1	165.4	13.2
7	2.39	20.8	1.6	17.3	3.1	0.1	166.9	13.2
7.5	2.27	21.4	1.6	18.0	3.1	0.1	168.0	13.3
8	2.15	22.2	1.6	18.8	3.1	0.1	168.4	13.3

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Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
8.5	2.04	23.0	1.6	19.5	3.1	0.1	169.3	13.3
9	1.96	23.6	1.6	20.1	3.1	0.1	171.7	13.4
9.5	1.87	24.3	1.7	20.8	3.2	0.1	172.6	13.4
10	1.79	24.9	1.7	21.4	3.2	0.1	174.4	13.4

Table 14.13	Mineral Resources at Different Gold Equivalent Cut-Offs - Main Zone – Indicated

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	19.67	3.9	0.7	2.5	2.3	0.2	113.5	10.8
1	9.62	7.3	1.2	4.8	3.2	0.2	129.7	12.4
1.5	5.86	11.2	1.7	7.7	4.2	0.2	157.5	14.1
2	4.51	14.0	2.0	9.8	5.1	0.1	181.2	15.5
2.5	3.93	15.8	2.2	11.2	5.7	0.2	199.0	16.2
3	3.50	17.4	2.3	12.5	6.2	0.2	215.5	17.0
3.5	3.16	18.9	2.5	13.7	6.7	0.2	231.0	17.6
4	2.89	20.3	2.6	14.9	7.1	0.2	243.8	18.1
4.5	2.72	21.3	2.7	15.7	7.4	0.2	253.4	18.5
5	2.58	22.2	2.7	16.5	7.7	0.2	261.9	18.8
5.5	2.46	23.0	2.8	17.1	7.9	0.2	269.4	19.1
6	2.37	23.7	2.9	17.7	8.1	0.2	275.5	19.3
6.5	2.27	24.5	2.9	18.4	8.3	0.1	281.6	19.5
7	2.20	25.0	2.9	18.9	8.4	0.1	285.3	19.7
7.5	2.13	25.6	3.0	19.4	8.5	0.1	288.6	19.8
8	2.06	26.2	3.0	19.9	8.6	0.1	291.8	19.9
8.5	2.00	26.8	3.0	20.4	8.7	0.1	294.3	20.1
9	1.92	27.5	3.1	21.1	8.9	0.1	299.6	20.3
9.5	1.87	28.0	3.1	21.5	8.9	0.1	302.4	20.4
10	1.82	28.5	3.1	22.0	9.0	0.1	304.9	20.5

Table 14.14	Mineral Resources at Different Gold Equivalent Cut-Offs - Main Zone – Inferred

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	5.78	1.1	0.4	0.3	0.9	0.1	46.5	7.9
1	2.16	1.8	0.6	0.6	1.0	0.1	39.2	8.2
1.5	0.94	2.7	0.8	1.0	1.2	0.1	40.7	8.7
2	0.45	3.7	1.0	1.6	1.6	0.2	51.2	10.3
2.5	0.26	4.8	1.2	2.2	2.1	0.2	58.4	11.3
3	0.17	5.9	1.5	2.9	2.7	0.2	64.2	12.0
3.5	0.12	7.2	1.7	3.6	3.5	0.3	77.1	12.1
4	0.09	8.2	1.9	4.2	4.3	0.4	90.7	12.6
4.5	0.07	9.4	2.2	4.8	5.0	0.4	103.2	13.5
5	0.05	10.6	2.4	5.6	5.3	0.4	117.1	14.2
5.5	0.05	11.3	2.6	5.9	5.8	0.5	128.1	14.8
6	0.04	11.8	2.6	6.2	5.9	0.5	132.0	15.1
6.5	0.04	12.5	2.7	6.8	6.2	0.5	138.3	15.7
7	0.03	13.5	2.8	7.6	6.6	0.5	153.0	16.3
7.5	0.03	14.3	3.0	8.0	7.2	0.5	164.0	16.7
8	0.03	14.9	3.2	8.2	7.8	0.6	177.4	17.1
8.5	0.02	15.5	3.4	8.3	8.3	0.6	190.4	17.6
9	0.02	17.7	3.8	9.7	8.8	0.5	224.2	19.3
9.5	0.02	18.5	3.7	10.6	8.9	0.5	238.0	19.7
10	0.01	20.0	3.7	12.2	8.8	0.4	267.2	20.6

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Table 14.15	Mineral Resource at Different Gold Equivalent Cut-Offs – South Zone – Indicated

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	21.15	1.3	0.2	0.8	0.9	0.2	54.6	6.5
1	8.56	2.2	0.3	1.5	0.9	0.1	48.8	6.4
1.5	4.33	3.2	0.3	2.4	0.9	0.1	49.5	6.4
2	2.52	4.2	0.3	3.5	0.9	0.1	53.6	6.6
2.5	1.70	5.2	0.4	4.4	0.9	0.1	57.8	6.6
3	1.26	6.0	0.4	5.2	0.9	0.1	60.0	6.7
3.5	1.00	6.7	0.4	5.9	0.9	0.1	58.8	6.7
4	0.83	7.3	0.4	6.5	0.9	0.1	58.9	6.8
4.5	0.70	8.0	0.4	7.1	0.9	0.0	57.3	6.8
5	0.57	8.7	0.4	7.8	0.9	0.0	61.6	7.0
5.5	0.47	9.3	0.4	8.4	0.9	0.0	63.5	7.0
6	0.40	10.0	0.5	9.1	0.9	0.0	66.6	7.1
6.5	0.32	10.9	0.5	9.9	1.0	0.0	69.0	7.2
7	0.28	11.6	0.5	10.6	1.0	0.1	74.8	7.4
7.5	0.24	12.3	0.5	11.2	1.1	0.1	78.7	7.5
8	0.21	12.9	0.5	11.8	1.1	0.1	81.7	7.5
8.5	0.19	13.5	0.5	12.4	1.1	0.1	85.9	7.6
9	0.17	13.8	0.5	12.7	1.1	0.1	85.4	7.5
9.5	0.15	14.5	0.5	13.4	1.1	0.1	82.5	7.4
10	0.14	15.0	0.5	13.9	1.1	0.1	85.0	7.3

Table 14.16	Mineral Resources at Different Gold Equivalent Cut-Offs - South Zone – Inferred

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	6.40	1.1	0.2	0.6	0.8	0.0	35.7	5.7
1	2.21	1.8	0.3	1.1	0.7	0.0	29.0	5.4
1.5	0.89	2.6	0.3	1.9	0.7	0.0	25.9	5.2
2	0.42	3.6	0.3	3.0	0.7	0.0	26.3	5.3
2.5	0.24	4.7	0.3	4.1	0.7	0.0	23.9	5.1
3	0.18	5.3	0.3	4.8	0.7	0.0	21.6	5.0
3.5	0.13	6.0	0.3	5.5	0.7	0.0	23.3	5.1
4	0.11	6.5	0.3	6.0	0.7	0.0	24.1	5.0
4.5	0.09	7.2	0.3	6.6	0.8	0.0	27.4	5.1
5	0.07	7.7	0.3	7.1	0.8	0.0	29.5	5.1
5.5	0.06	8.3	0.3	7.7	0.8	0.0	35.5	5.2
6	0.05	9.0	0.3	8.4	0.7	0.0	40.1	5.2
6.5	0.04	9.6	0.3	9.0	0.7	0.0	44.6	5.3
7	0.03	10.5	0.3	9.8	0.7	0.0	51.0	5.5
7.5	0.02	11.6	0.4	10.8	0.8	0.0	56.8	5.7
8	0.01	13.5	0.5	12.5	1.1	0.0	71.9	6.8
8.5	0.01	14.2	0.6	13.0	1.2	0.0	77.0	7.1
9	0.01	14.5	0.5	13.4	1.1	0.0	77.0	7.1
9.5	0.01	14.8	0.5	13.6	1.1	0.0	75.9	6.9
10	0.01	15.1	0.5	13.9	1.1	0.0	76.2	6.8

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Figure 14.18	Grade - Tonnage Curve - Main Zone - Measured

Figure 14.19	Grade - Tonnage Curve - Main Zone - Indicated

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Figure 14.20	Grade - Tonnage Curve – Main Zone – Inferred

Figure 14.21	Grade - Tonnage Curve - South Zone - Indicated

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Figure 14.22	Grade - Tonnage Curve - South Zone – Inferred

14.17	Model Validation

The block model grades were compared to the drillhole sample data along cross sections and long-sections. Good correlation was noted. SWATH plots were prepared for the gold and copper block grades compared to the drillhole sample grades (Figure 14.23 to Figure 14.28). These showed good correlation.

Figure 14.23	Copper SWATH Plot – South-North

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Figure 14.24	Copper SWATH Plot – West-East

Figure 14.25	Copper SWATH Plot – Vertical

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Figure 14.26	Gold SWATH Plot – South-North

Figure 14.27	Gold SWATH Plot – West-East

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Figure 14.28	Gold SWATH Plot – Vertical

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15	MINERAL RESERVE ESTIMATE

15.1	Summary

Mr. Andrew Hall of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Reserve estimate. The Mineral Reserve is reported in accordance with Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Reserve estimate, reported above a cut-off of 2.6 g/t AuEq, is shown in Table 15.1.

Table 15.1	Mineral Reserve Estimate as at 31 May 2018

Classification	Tonnes (kt)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (koz)	Cu (kT)
Proven	4,289	8.6	1.4	11.6	1,191	59
Probable	4,831	9.1	1.4	12.2	1,418	70
Total	9,120	8.9	1.4	11.9	2,609	129

Notes:	1. The Mineral Reserve is estimated as at 31 May 2018 and using metal prices of US$1,250 oz Au and US$3.0 lb Cu.

2.       Canadian Institute of Mining (CIM) Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.

3.       Errors in the totals are due to rounding.

4.       AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

5.       Silver is not included in the AuEq calculation. It contributes only about 0.1% to the ore value.

6.       The estimation was carried out using a cut-off grade of 2.6 g/t AuEq and a mining recovery of 95%.

7.       Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.

8.       Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.

9.       Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.

10.     Exchange rate used is 3.78 TRY = USD $1.00.

15.2	Mineral Reserves Estimation

All mine design and scheduling was completed to a level of detail appropriate for a PFS using a Mineral Resource model generated by AMC on 14 April 2018 based on the block model (hm_modapril18c.dm). All mining at Hod Maden is currently envisaged to be by underground longhole open stope (LHOS) mining methods.

Only Measured and Indicated Mineral Resources were used for estimation of the Mineral Reserve.

15.3	Orebody Description

The Mineral Resources included in the mine plan occur within two distinct areas being, the Main Area, and the South Area, as shown in Figure 15.1.

The Main Area is steeply dipping (approximately 80°) and generally varies in width from 20 m and up to 80 m. The South Area is also steeply dipping but is typically narrower than the Main Area and is generally of the order of 10 m to 25 m thickness.

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Figure 15.1	Longitudinal View of the Underground Mine Design (740,650mE)

15.4	Preparation of Block Model for Mine Design

A single block model was used to estimate Mineral Resources for the Main Area, and South Area, as described in Section 14. The parent blocks were 10 m along strike, 10 m across strike and 5 m in vertical height, with sub-blocks 2 m along strike, 1 m across strike and 0.5 m in vertical height. The size and orientation of the sub-blocks limit the potential for waste rock dilution to be incorporated on the sides of the mineralised areas within the block model. Consequently, the block dimensions were not changed prior to underground mine planning.

15.5	Cut-off Grade

The Mineral Reserve was estimated based on a breakeven gold equivalent (AuEq) cut-off grade (COG). The COG was calculated using the following formulae and the parameters shown in Table 15.2.

AuEq COG (g/t) = (mining cost + sustaining capital + ore processing cost + G&A cost)/(processing recovery x Au payable x (Au price less Au and Cu realisation) x royalty).

The Mineral Reserve COG was estimated to be 2.6 g/t (AuEq).

In determining metal prices for use in the cut-off calculation (and Mineral Resource / Mineral Reserve estimation and economic evaluation), AMC has referenced prices current as at 30 April 2018, prices used in recent NI 43-101 reports, and available consensus forecast information.

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Table 15.2	Mineral Reserve Cut-Off Grade Estimation

Cut-off grade calculation	Value	Unit
Operating costs
Mining Cost	27.5	$/t ore
Sustaining Capital (equipment replacement)	5.4	$/t ore
Ore Processing Cost	23.2	$/t ore
General and Administration Cost	10.5	$/t ore
Total Operating Cost	66.5	$/t ore
Metallurgical Recoveries
Au	77.1%
Economic Parameters
Au Price	1,250	$/oz
	40.19	$/g
Realisation Au	0.15	$/g
Realisation Cu (excluding RC)	2.10	$/g
Royalty	4.6%
Au Payable	93.9%
Breakeven COG (Au)	2.6	g/t

In-situ gold equivalent grade values were calculated using the following formula and the parameters shown in Table 15.3.

AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation) costs less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

Table 15.3	AuEq Calculation Parameters

AuEq grade calculation parameters	Value	Unit
Parameters
Au Price	40.19	$/g
Cu Price	3.0	$/Lb
lb/tonne	2,204.6	$/t
Cu Price	6,613.8	$/t
Recovery Au	77.1%
Recovery Cu	94.2%
Payable Au	93.9%
Payable Cu	95.0%
Royalty	4.6%
Realisation Au (includes Cu TC & transport)	2.25	$/g
Realisation Cu (RC only)	0.09	$/Lb
AuEq for 1.0% Cu	2.1	g/t Au

15.6	Mining Shapes

AMC used Mineable Shape Optimizer (MSO) software to produce stope shapes based on the 2.6 g/t AuEq COG and practical design criteria. Only stope shapes with an average AuEq grade greater than the estimated COG were considered in the Mineral Reserve.

Some marginally economic stope shapes, typically located on the extremities of the orebody, were not included in the mine design and, therefore, were excluded from the Mineral Reserves. Capital and operating development cost estimates were included in the analysis used to determine the economic viability of these stope shapes.

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15.7	Dilution and Recovery Estimates

Due to irregularities in the geometry of the mineralised zones and practical mining considerations, not all material above the COG can be mined without incurring unplanned waste dilution. Due to inefficiencies in final mining recovery from the stopes, small amounts of mineralised material may also be lost during the final stope cleanout, and additional minor losses may occur in transit from the stopes to the processing plant. Hence, a mining recovery factor is applied to the diluted Mineral Resources to account for these losses.

The LHOS shapes generated are inclusive of any planned dilution required to extract the mineralised material. Average unplanned waste dilution thickness along the hangingwall and footwall were each estimated to be 1.0 m. Average paste fill dilution from the floor was estimated to be 0.10 m and average end wall dilution from an adjacent filled stope was estimated to be 0.25 m. An average 0.5 m of sidewall dilution was included due to practical mining considerations. The resultant unplanned dilution values of 6% for transverse stopes and 10% for longitudinal stopes were applied to the stope shapes. The mining recovery used for all LHOS was 95%.

15.8	Mineral Reserves

The Mineral Reserve estimate, reported above a cut-off of 2.6 g/t AuEq, is presented in Table 15.4.

Table 15.4	Mineral Reserve Estimate as at 31 May 2018

Classification	Tonnes (kt)	Au (g/t)	Cu (%)	AuEq (g/t)	Au (koz)	Cu (kT)
Proven	4,289	8.6	1.4	11.6	1,191	59
Probable	4,831	9.1	1.4	12.2	1,418	70
Total	9,120	8.9	1.4	11.9	2,609	129
Notes:	1. The Mineral Reserve is estimated as at 31 May 2018 and using metal prices of US$1,250 oz Au and US$3.0 lb Cu.

2.       Canadian Institute of Mining (CIM) Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
3.       Errors in the totals are due to rounding.

4.       AuEq (g/t) is calculated as AuEq = Au g/t + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].

5.       Silver is not included in the AuEq calculation. It contributes only about 0.1% to the ore value.

6.       The estimation was carried out using a cut-off grade of 2.6 g/t AuEq and a recovery of 95%.

7.       Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.

8.       Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.

9.       Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.

6.       Exchange rate used is 3.78 TRY = USD $1.00.

The May 2018 Hod Maden Mineral Reserve estimate was prepared by Andrew Hall, MAusIMM CP(Mining), Qualified Person, as defined by NI 43-101 of AMC Consultants Pty Ltd.

AMC is not aware of any mining, metallurgical, infrastructure, permitting or other issues above those discussed in this Technical Report that could materially affect the stated Mineral Reserve estimates.

Based on the COG and mining criteria applied to the Hod Maden Mineral Resource, the Mineral Reserve is estimated to support a thirteen-year mine life, including eight years of steady state production at 0.9 Mtpa.

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15.9	Conversion of Mineral Resources to Mineral Reserves

The conversion of Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserve is shown for the entire mine in Table 15.5. All Proven Mineral Reserve were derived from the Measured Mineral Resource. All Probable Mineral Reserve was derived from the Indicated Mineral Resource, and the Measured Mineral Resource where the lower grade nature of this material results in lower confidence in the metallurgical recovery assumptions.

In terms of the total Measured and Indicated Resources, the combined Proven and Probable Mineral Reserve comprises a 78% tonnage conversion (inclusive of mine design dilution and recovery factors), and 83% (Au) and 77% (Cu) metal content conversion.

Table 15.5	Conversion of Mineral Resource to Mineral Reserve

Classification	Tonnes (kt)	Au (g/t)	Cu (%)
Mineral Resource (2.00 g/t AuEq COG)
Measured + Indicated	11,659	8.4	1.4
Measured	4,630	9.6	1.5
Indicated	7,029	7.6	1.4
Mineral Reserve (2.60 g/t AuEq COG)
Proven + Probable	9,120	8.9	1.4
Proven	4,289	8.6	1.4
Probable	4,831	9.1	1.4
Conversion (tonnes and metal content)
All	78%	83%	77%
Measured / Proven	93%	83%	85%
Indicated / Probable	69%	83%	71%

Notes: 1. Errors in the totals are due to rounding.

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16	MINING METHODS

16.1	Introduction

Hod Maden will be an underground mine extracting most of the ore from the steeply-dipping, Main Area of the deposit. Smaller ore quantities will be concurrently mined from the South Area, throughout the mine life.

The underground mine comprises two mining areas, the Main Area and the South Area; with the Main Area comprising approximately 88% and 94% of the Mineral Reserve tonnes, contained gold and copper respectively. The South Area comprises two smaller stoping blocks, positioned to the south of the Main Area, as shown in Figure 16.1.

The stoping extents within the mine design covers a strike distance of 480 m and a vertical distance of 425 m. All mining levels will be established at 25 m sub-levels. Mine access will be via twin surface declines with portals located in the North and South Valley. The declines meet at the 906 mRL and the lower levels will be accessed through a single decline. The South Area is accessed via footwall drive extensions off the Main Area and an internal incline to the levels above 810 mRL.

Mining will be by longhole open stoping (LHOS) in the Main and South Area’s. Ore production will commence within the Main Area with ore sourced from the South Area as required to achieve the ore production targets. Mine life is projected to be 13 years, with an 11-year processing duration to treat the total Mineral Reserve of 9.1 million tonnes.

LHOS will use electric-hydraulic twin boom jumbo drills and diesel-powered load haul dump (LHD) machines for waste and ore development. Production drilling will be by electric-hydraulic top hammer longhole drills. Ground support will generally be accomplished by mechanised bolters and shotcrete machines. Ore and waste movement to surface will be via diesel truck haulage. Ore will be hauled to the processing plant via the north decline, with waste material hauled primarily to the surface waste dump location(s) located in the South valley.

Figure 16.1 is a longitudinal schematic of the underground workings as per the PFS mine design.

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Figure 16.1	Longitudinal View of the Underground Mine Design (740,650mE)

16.2	Hydrogeological Considerations

The regional hydrogeology has a close alignment with the underlying geology, dominated by three main hydrostratigraphic units:

•	Alluvium (up to 40 m thick);
•	Weathered rock (up to 150 m thick);
•	Fresh rock.

The alluvial sequence occupies the lower valley. It is generally saturated, and is highly transmissive. The weathered rock will have variable transmissivity, based largely on the fracture network, degree of weathering, and breakdown of some rock types to low permeability minerals (i.e. clays). The fresh rock is interpreted as having low permeability, restricting ground water flow. It is not clear what affects the faults have on compartmentalisation or connectivity of the ground water system.

Recharge of the entire ground water system is dominated by rainfall (or melting of snow and ice). The rainfall is estimated from the Artvin monitoring station, indicating 1,168 mm average rainfall per year, with strong seasonal variation between the winter and summer months.

The current ground water understanding is based on reviews of existing open exploration boreholes, previous environmental water quality reports, and four boreholes with simple piezometers. Based on these measurements, the water table is situated between 26 m to 70 m below surface. The measurements to date are single points in time, and do not yet indicate any seasonal variations.

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Based on the initial hydrogeology program, the following parameter ranges are anticipated for each of the main units (Table 16.1). There is currently no indication of the potential aquifer volume.

Table 16.1	Summary of Likely Hydraulic Parameters for Hydrostratigraphic Units

Unit	Hydraulic Conductivity Range (m/day)	Transmissivity Range (m2/day)
Alluvium	20 – 200	86.4 – 864
Weathered Rock	1 – 10	0.864 – 8.64
Fresh Rock	0.001 – 0.1	8.64e-4 – 8.64e-3

For the PFS it was assumed that higher initial inflows will be experienced, which will stabilise at or below 10 litres per second in the fresh rock.

16.3	Geotechnical Considerations

The Main Area of the Hod Maden deposit has been extensively drilled for resource definition. In addition, two sets of three oriented diamond core holes have been drilled to provide geotechnical information on the deposit (Figure 16.2). The first series (HTD-028, 029 and 030A) targeted the hangingwall (assumed to be the east side of the Main Area) and footwall rocks (assumed to be the west side of the Main Area), intersecting the orebody at depth, while the second series (HTD-070, 072 and 075) intersected the orebody closer to surface.

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Figure 16.2	Cross-section of Hod Maden Deposit Looking North, Showing Resource Holes (red)and Geotechnical Holes (blue)

The overburden at the site is mostly either alluvial or fluvial deposits in the flood plain of the river, and colluvium around the base of the steep slopes surrounding the Project. From drill core logging, overburden depths vary from zero to 28 m, while weathering can extend down to 30 m, in rock, extending to more than 50 m deep in shear zones. There is, however, potential for much deeper and variable weathering profiles along the contacts of the lithologies and major faults.

Due to the fault zone hosted nature of the deposit, the strata in the vicinity of the mineralisation are substantially disturbed, leading to a high variability in individual joint directions and only tenuous localisation into sets. Faulting is widespread, particularly on the hangingwall side of the Main Area orebody, while faulting on the footwall side tends to be wider, but mostly confined to the margins of the upper half of the orebody.

No in situ stress measurements have been conducted at the Project. The mine is not expected to be subjected to high stress as mining is anticipated to only reach around 500 m depth. However, the positioning of the orebody in a valley between relatively high mountains, with peaks up to 700 m above the valley floor, is likely to result in a high horizontal to vertical stress ratio. Based on the relatively shallow depths, mining induced seismicity is not likely to develop.

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As described above six diamond drill holes have been drilled and logged for geotechnical characterisation and rock mass classification. All the holes were oriented with geotechnical and structural logging carried out before geological assay samples were removed.

The geotechnical information collected was analysed to provide mine design parameters for excavation dimensions and ground control requirements. Stable development spans and support requirements were estimated from Barton’s rock quality index Q (Barton et al, 1974), and a stable hydraulic radius was estimated to determine the stope spans from a modified Q value (Q’), using the modified Mathews stability method (Potvin, 1988).

The Q’ values were used to estimate the modified Mathews stability number (N’) and stable hydraulic radii (HR) for each of the stope zones (sidewalls and back) as shown in Table 16.2. The maximum span that is expected to be stable has also been evaluated, as has the length of time of span stability. The N’ and Q’ values allow the estimation of stoping spans that are anticipated to be stable over a short period, in the order of weeks to months, assuming good mining practices.

Table 16.2	Range of Q’ and N’ Values

	Longitudinal Stoping						Transverse Stoping
	Q’			N’			Q’			N’
Zone	Min.	Max.	25%	Min.	Max.	25%	Min.	Max.	25%	Min.	Max.	25%
Hangingwall	2.90	16.67	4.38	6.1	35	9.2	-	-	-	-	-	-
Footwall	2.10	13.33	4.81	4.4	28	10.1	-	-	-	-	-	-
Side/endwalls	1.52	39.52	4.86	3.2	83	10.2	1.52	39.52	4.86	3.2	83	10.2
Back	1.55	39.50	4.85	3.1	79	9.7	1.55	39.50	4.85	3.1	79	9.7

To provide a reasonable margin of error, the 25th percentile values for N’ were used for the estimation of stable spans. The factors used to convert Q’ to N’ are listed in Table 16.3.

Table 16.3 Q’ to N’ Conversion Factors

Factor	Back	Side- Hanging- and Footwalls
A	1	1
B	1	0.3
C	2	7

From the data analysed, the geotechnical classification of the three main rock types, volcanosedimentary, andesite and dacite, show little difference in respective rock mass condition, apart from the faulting discussed above, which is more prevalent in the volcanosedimentary lithologies.

For the purposes of the PFS, the rock mass classification shown in Table 16.4 was used for each zone. Table 16.4 includes the projected maximum stable unsupported span (MSUS) and stand-up time for the back, which gives an estimate of the maximum stable stope width and time limit on backfilling. The first number is the maximum stable unsupported span, 22.3 m for 15 days. The second number is the proposed span, 20 m, which is estimated to be stable for up to 52 days (7 weeks, 3 days) before backfilling is required to be completed.

Table 16.4	Mine Design Factors

Zone	Q	N'	Stable HR	MSUS (m)	Stand-up Time (days)
Hangingwall	1.36	9.2	5.4	-	-
Footwall	1.48	10.1	5.6	-	-
Side/endwalls	7.39	10.2	5.6	-	-
Back	7.39	9.7	5.5	22.3 20.0	15 52

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It is noted that in the case of stope walls and backs “stable” refers to stability at a large scale, in consistent ground conditions, there will still be the potential for small scale falls of ground, or major instability in the presence of large structures, such as faults and dykes. Any stopes with personnel access must have an appropriate level of local ground support.

Table 16.5 shows the range of dimensions considered for LHOS at Hod Maden. These correspond to sub-level intervals of between 20 and 30 m, back widths from a minimum of 5 m in longitudinal stopes to a maximum of 20 m in transverse stopes, and stope lengths before backfilling of between 20 and 25 m.

Table 16.5	Stope Dimensions Considered for Hod Maden

Zone	Length		Width		Height (Sublevel)		HR
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Transverse Back	20	25	10	20			3.3	5.6
Longitudinal Back	20	25	5	20			2	5.6
Sidewalls	20	25			20	30	5	6.8

The highlighted cell in Table 16.5 for maximum sidewall hydraulic radius indicates that a stope with 30 m height, 25 m long, can be considered to be only marginally stable, as shown in Figure 16.3, which shows a summary of the spans considered for stoping.

Figure 16.3	Modified Mathews Short-Term Stability Estimate for Proposed Stoping Dimensions

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At these maximum dimensions (30m height x 25m length), overbreak and dilution from geotechnical causes are predicted to be 0.5 m from both the hangingwall and footwall. Increased dilution is likely in areas where large scale structures are in close proximity to the designed stope geometries. These areas may require specialised blasting techniques or pre-support to minimise excessive dilution.

The crown pillar between the top of the stoping and surface (minimum 25m) is required to remain stable for the life of the operation to avoid any surface subsidence and ingress of surface water into the underground workings. The thick layer of alluvial material in the valley floor sits above the deposit, and is not suitable for crown pillar creation. The vertical height of the crown pillar is largely dependent on the size of the stope being mined and local ground conditions, and will range between 10 m thick to 50 m thick. The crown pillar has been designed to be of sufficient size to remain stable above one open stope at a time, with backfilling of the stope occurring prior to mining any subsequent stopes. With the selected LHOS mining method and backfill approach, there is deemed to be no requirement for creating any sill or rib pillars.

Due to the presence of extensive faulting, recommended access to the orebody is from the footwall. All crosscuts will traverse faults and contact zones, which will be variable in thickness. The decline is positioned 50 m from the orebody to avoid intersecting any large-scale faults, and to provide space for all ancillary excavations.

Preliminary empirical ground support requirements for access development are presented in Figure 16.4. The results indicate a range of conditions from Very Poor to Good. The support design recommendations are based on the 25th percentile Q values to provide some conservatism in the PFS mine design. The design value indicates the 1.5 m bolt spacing and a minimal requirement for fibrecrete as a support lining. The use of fibrecrete or mesh is, recommended to facilitate safe working, and mitigate the potential effects of variable ground conditions and time dependent rock mass changes.

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Figure 16.4	Support Requirements for Access Development Based on the Q System

The following ground support standards are assumed:

•	Long-term development: A standard pattern of seven, 2.4 m long rebar bolts per ring on a nominal 1.5 m x 1.5 m spacing. Because of the height of the ramp and cross-cut development, it will be impractical to either appropriately inspect or scale the backs of the drives. For this reason, surface support is required, using either galvanised, welded mesh (100 mm x 100 mm aperture, 5 mm wire), or 50 mm of fibrecrete applied to the backs and shoulders of the drives;
•	Short-term development: A standard pattern of 2.4 m bolts friction bolts on a nominal 1.5 m x 1.5 m spacing. Because of the height of the drives, either welded mesh (non-galvanised, 100 mm x 100 mm aperture, 5 mm wire), or 50 mm of fibrecrete surface support will be required to be applied to the backs and shoulders of the drives;
•	Large spans and Intersections: Any spans exceeding 6 m in width, cable bolts will be required on a spacing to suit the local conditions. Nominally, these cable bolts will be 6 m long, and have a maximum spacing of 2.0 m x 2.0 m;
•	Stope Brows: Where stope brows are to be formed, particularly where open stopes will remain, a pattern of cable bolts will need to be installed.

A better understanding of the factors affecting stope stability and the proposed mining methods would be gained from additional data collection, interpretation, and analysis, including the following:

•	Development of a series of 3D interpretations that includes lithology, alteration and major structure, and including the interpreted location and thickness of all fault zones;
•	Using data from these models to develop a 3D geotechnical model;
•	Further detailed geotechnical data collection, including oriented core and laboratory testing to improve rock and soil strength parameters;

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•	Hydrogeological characterisation of the site;
•	2D-3D modelling with updated parameters to assess stope and crown pillar stability;
•	Further assessment of ground support requirement.

16.4	Mining Method Selection

The PFS considered both open pit and underground mining methods to extract the Mineral Resources. The deposit, in general, lends itself to underground mining as although it is located close to surface, the surrounding topography is mountainous and generally not well suited to the placement of large waste dumps and stockpiles.

16.4.1	Open Pit Mining

The Lerchs-Grossmann (LG) pit optimisation algorithm was used to investigate the potential for an open pit mine. The LG analysis indicated that most of the deposits can be extracted more economically using underground mining methods due to the large waste to ore stripping ratio associated with open pit mining at the Project location. No further investigation of a large open was undertaken. However, there is potential for a small open pit mine above the underground mine.

The potential advantages of a small open pit mine to extract the ore in upper part of the Main Area include earlier commencement of ore processing as an open pit would enable access to ore in the upper levels sooner than via underground mining, and easier removal of the ore at the top of the Main Area which, in general, is situated in poor ground.

If a small open pit is to be considered further the design of a water management system to divert the significant drainage that would be encompassed by the open pit would be required. Other issues which will need to be addressed if open pit mining is to be considered further include locations for disposing of waste and any potential social issues from additional noise, dust and the visual impact of an open pit mine compared to a purely underground operation.

16.4.2	Underground Mining

Mining of the Main and South Areas will be by LHOS. The selection of LHOS as the primary mining method was based on the following:

•	Caving mining methods were excluded for social, environmental and safety reasons as subsidence through to surface was deemed unacceptable;
•	Only non-entry mining methods with the ability to use a high-level of mechanisation were considered for safety and productivity reasons;
•	LHOS is a relatively productive and flexible mining method that is well suited to the steep dip and moderate width of the deposits.

Most of the Main Area will be mined using Transverse LHOS in a primary / secondary mining sequence where the orebody is greater than 10 m in width. Longitudinal LHOS will be used in the South Area, and in the Main Area where the orebody can be mined to its entire width of 10 m or less.

Paste backfill will be used to fill open stope voids to increase ore recovery, with rockfill being used to fill open stope voids as the opportunities arise without compromising the mining sequence or future mining stope integrity.

Drilling and extraction drives will be established at the top (drilling) and base (extraction) of each level accessed from a footwall drive located approximately 20 m horizontally from the orebody. The adopted vertical spacing of levels will be 25 m with each level accessed from a cross-cut connecting the level development to the decline.

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Mining within the Main Area will be below the 835 level, with mining blocks comprising groups of 4 levels (typically) below 810 level, to be established every 100 m vertically. Within the 100 m block height, sub-levels will be driven at 25 m vertical spacing. Access to the sub-levels will be gained by ramp and cross-cuts. Ore development to access the Mineral Resource will be for a distance of up to 125 m north and south (each side) of the access point. Slots will then be developed between sub-levels followed by retreat LHOS towards the access in approximately 20 m panels. The lowest elevation sub-level within each mining block, will lead the mining front, as shown in Figure 16.2. Broken ore will be drawn down in a controlled fashion to provide interim wall support and assist in minimising wall dilution. Fill barricades will be constructed on the lower levels other than the uppermost, after the extraction of each panel. The mining cycle will thus involve ore development, followed by drilling, blasting, mucking, and backfilling.

16.5	Underground Mining

16.5.1	Underground Development and Mine Access

Access to the Hod Maden underground operations is via two separate portals, located within each of the north and south valleys. Due to limited surface area, key surface infrastructure has been located within the two valleys, connected via a common decline network, which access the lower workings of the underground mine.

A 1.4 km decline driven from the north portal will connect to the south portal decline/incline network at the 906 mRL to complete a means of access between the north and south valleys. The decline network will be developed to the lower levels of the mine, extending the primary infrastructure as required. Ore production will commence upon completion of the primary ventilation circuit and required infrastructure (paste fill, services, dewatering, communications etc.).

The majority of capital development is concentrated within the Main Area with extensions of development required to access the South Area.

Capital and operating development includes construction of the decline, main haulage levels and cross-cuts to provide access to production locations. Underground ventilation required the development and extension of ventilation raises connecting to the underground levels to the surface and connecting levels in between. The intake raises are to be used as secondary means of egress.

All development within the Main Area will be developed within the footwall, whereas due to resource geometry and access constraints, all development within the South Area will be in the hangingwall.

Figure 16.5 illustrates the conceptual mine development layout, excluding the stope shapes.

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Figure 16.5	Longsection View of the Underground Mine Development and Ventilation Layout

16.5.2	Portal Construction

The portals for the underground mine facilitate direct access to the deposit while providing access to the surface infrastructure, and ore and waste stockpiles adjacent to the portal areas. The approximate portal coordinates are shown in Table 16.6.

Both north and south valley portals are required to be cut into the current valley walls using conventional mining techniques in accordance with strict geotechnical design. The excavations are required to maintain structural integrity of the mine opening and ensure safe access.

The portals will be benched with a steep face angle (80°) to decrease erosion and reduce risk of rock fall. Support is expected to be required in the form of primary support (pattern bolting with shotcrete) and secondary support (draped mesh, shotcrete) as required.

The initial 25 metres of development will be driven at a gradient of 1:20 to minimise water ingress via the portal.

Table 16.6	Portal Coordinates

	East	North	Elevation
North Portal	740,150	4,544,650	1,075
South Portal	740,724	4,542,754	955

Detailed mapping and geotechnical assessments will be required prior to mining of the portal and excavation areas, and ground support designs reviewed should a fault or instability be identified.

16.6	Mining Dilution and Recovery Factors

Due to irregularities in the geometry of the mineralised zones, not all material above the cut-off grade can be mined without incurring some dilution. In addition, small wedges of this material can be left unmined outside the limits of the planned stope shapes. Due to inefficiencies in final mining recovery from the stopes, small amounts of mineralised material will be lost during final stope clean out and additional minor losses may occur in transit from the stopes to the mill. A mining recovery factor is applied to the diluted resources to account for these losses.

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Dilution and mining recovery factors estimated for Hod Maden are shown in Table 16.7. These dilution and recovery factors are applied on a regional basis in preparing the Mineral Reserve estimate and on a stope-by-stope basis in detailed production scheduling. Estimated dilution factors take into account assumed overbreak from sidewalls, stope back and floor. Footwall and hangingwall dilution is incorporated within the MSO stope shapes.

A reduced mining recovery was applied to stopes located within the Crown Pillar. It is expected that operating within the crown pillar may be difficult predominantly due to the anticipated ground conditions. It is recommended that, when additional geotechnical information becomes available, alternative mining method such as Drift-and-Fill be investigated to improve the resource recovery and provide ground stability within the crown pillar as necessary.

Table 16.7	Mining Dilution and Recovery Factors

Production	Dilution	Recovery	Crown Recovery
Transverse LHOS	6%	95%	50%
Longitudinal LHOS	10%	95%	50%
Ore development	0%	100%	100%

16.7	Stope Design

The stoping method selected for Hod Maden is overhand LHOS with paste backfill for post mining support. The LHOS method is a productive mining method that, in general, provides good ore recovery and minimal dilution.

The majority of the Hod Maden Mineral Resource has an apparent width greater than 10 metres and will be mined using transverse stoping. Longitudinal stoping will occur where the orebody apparent width is less than 10 metres, and this generally occurs at the orebody extents.

MSO software was used to produce conceptual stope shapes. Key parameters used in the MSO process for LHOS are summarised in Table 16.8. The conceptual stope shapes were refined as necessary and combined into stopes that fit the LHOS length and mine sequencing requirements. In addition, the stope shapes were assessed relative to development economics. A listing of key design parameters for each mining area and method is shown in Table 16.8

The Hod Maden mineralisation widths generally vary between 10 m and up to 80 m. A minimum mining width of 3 m has been adopted. In the Main Area, which generally has wider orebody widths than the South Area, the stopes have been divided into a maximum of 20 m wide panels after consideration of geotechnical aspects. The Hod Maden deposit generally dips at greater than 80°, and is near vertical in some areas.

The strike length of the orebody varies by elevation, but is roughly 300 m on average above the 807 mRL and 650 m on average below.

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Table 16.8	MSO Mining Shape Factors

Parameters	Field	Default	Units
Density	DENSITY	2.85	t/m3
Optimisation field	AUEQ	0	g/t
Cut-off grade	AUEQ	2.60	g/t
Slice interval		1	m
Default dip		90	degrees
Strike azimuth		0	degrees
Sub-blocking		No
Optimisation length		3	m
Minimum mining width		3	m
Minimum waste pillar length		10	m
Hangingwall dilution		1.0*	m
Footwall dilution		1.0*	m
Minimum hangingwall angle		60	degrees
Minimum footwall angle		60	degrees
Maximum strike variation		30	degrees
Maximum strike change		20	degrees
Stope maximum side-length ratio		2.25	ratio
Maximum waste fraction		75%

Note:    Average AuEq cut-off for 25 m stope heights

Planned dilution is within stope shapes

16.7.1	Transverse Stoping

Transverse stoping is a mechanised mining method in which the long axis of the stope and access development are perpendicular to the strike of the orebody. A drill drive will be developed along the top of the stope and an extraction drive will be driven along the bottom of the stope. The drawpoint is located within the access development (waste and ore) drive extending from the footwall drive, and a free face is mined on retreat from the hangingwall to the footwall. Ore will be extracted from the stope via the lower extraction drive using remote controlled LHD’s. After mining of the stope is completed, the open stope will be filled with cemented paste backfill. The backfill will be allowed to cure before extraction of the adjacent stope.

Transverse LHOS where the will be employed where apparent width is greater than 10 metres, with stope lengths limited to 20 metres. A typical transverse layout is shown in Figure 16.6.

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Figure 16.6	Typical Transverse Stoping Layout

16.7.2	Longitudinal Stoping

Longitudinal stoping is similar to Transverse stoping with the exception that mining of the stope is in parallel or along the strike of the orebody. The drill drive and drawpoint are typically developed off the footwall drive, and a free face is mined in retreat from the endwall towards the access. Longitudinal LHOS will be employed where apparent width is less than 10 metres, with stope lengths limited to 20 metres. A typical Longitudinal stoping layout is shown in Figure 16.7.

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Figure 16.7	Typical Longitudinal Stoping Layout

16.8	Mining Block Definition

Figure 16.8 is a longitudinal view of the orebody looking east, showing the location of the Main and South Areas, and the split of the orebody into mining blocks. The general sequence of mining is also shown in Figure 16.8 although mining of the different zones will overlap significantly. The major goals in sequencing mining of the blocks as shown are to access higher grade copper ore (Blocks 0 and 1), and higher-grade gold ores (Blocks 2 and 3), as early as practicable while minimising development costs as much as possible.

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Figure 16.8	Longitudinal View of Zones and Mining Blocks Looking East

Figure 16.9 is an isometric view of the LHOS shapes looking north-east, showing the weighted gold grade for each stope shape. Review of the gold distribution indicates that the high-grade zone is concentrated within the southern part of mining blocks 2 and 3.

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Figure 16.9	Isometric View of Mining Stopes and Weighted Au Grade Looking North-East

Figure 16.10 is an isometric view of the LHOS shapes looking north-east, showing the weighted copper grade for each stope shape. Review of the copper distribution indicates that the high-grade zone(s) are concentrated within the central area of mining blocks 0 and 1.

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Figure 16.10	Isometric View of Mining Stopes and Weighted Cu Grade Looking North-East

16.9	Stope Cycle and Sequence

LHOS shapes were created on 25 m (stope width > 3 m) sub-level intervals and grouped vertically in sets of four, to a maximum 100 m stoping height blocks (blocks 1 to 4) in the Main Area. Mining block 0 represents a crown pillar and comprises a single level, to be mined last in sequence, with mining block 5 comprising 6 levels for a vertical extent of 150 m as shown in Figure 16.8.

The mining sequence in the main zone involves (up to a maximum of) 20 m long panels being mined and filled, retreating towards the central access, hangingwall to footwall, in a primary/secondary, centre-out sequence.

The longitudinal stopes will also be taken on retreat, with primary access via separate access positioned in either strike extents or by drifting through backfill along the previously mined LHOS. In general, the longitudinal stopes will be mined in a sequence that minimises development through paste backfill.

From each side of the central access, developed off the decline, footwall drives up to about 300 m long will be developed to the strike extents of the mining block. Ore crosscut drives, on 20 m centres will be developed for drilling and mucking. Forced ventilation through ducting will provide fresh air from the ramp to the ore drive face and exhaust out of the ore drives into the return air system connected every level at the level access.

To begin production in each LHOS, a slot raise will be excavated to provide a free face, followed by production ring drilling and blasting. Mucking will be from the lowest level of the stope set, with that level leading the excavation of the whole block, as shown Figure 16.11.

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Figure 16.11	Representative Sublevel Arrangement in Plan (Level 760 mRL)

After a block of stopes is exhausted of ore and ancillary activities such as cavity measurement are completed, backfill barricades will be constructed on each sub-level to allow placement of paste backfill, and waste rock as appropriate, into the stope. Table 16.9 shows the total aggregate LHOS stoping rate (drill, blast, muck, cavity monitoring, erect fill fences) per 25 m high x 20 m long panel, together with the backfill and curing rates.

Table 16.9	LHOS Production / Backfill Rates for 20m Stoping Block

Activity	Qty		Sched Rate		Duration
Raisebore Rig Set-up	1.0	ea	1.0	day	1.0	days
Slot Raise	430	drill.mtr	200	d.mtr/day	2.2	days
Slot Blast	1.0	ea	1.0	day	1.0	days
Muck Slot Raise	352	t	1,100	t/day	0.3	days
Production Drilling	2,395	drill.mtr	200	d.mtr/day	12.0*	days
Production Blasting	4.0	ea	0.3	day	1.3	days
Muck Production - Standard	13,413	t	1,100	t/day	12.2	days
Muck Production - Remote	10,539	t	851	t/day	12.4	days
CMS Survey Void Pickup	1.0	ea	1.0	day	1.0	days
Backfill Preparations	1.0	ea	3.0	day	3.0	days
Backfill (Paste fill)	8,500	m3	1,620	m3/day	5.2	days
Backfill curing		only	28.0	days	25.4	days
Total Activities					65	days

Assumptions:

•	Ventilation circuit in place.
•	Infill definition drilling (from FWD) in place.
•	Ore development is pre-developed.
•	Production drilling conducted during adjacent stope curing duration.
•	Production drilling off-cycle after first stope.
•	Truck fleet matches mucking and backfilling rates.

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Longitudinal LHOS is a non-entry method requiring remote mucking, due to the LHD operator potentially being exposed to the open stope and / or uncontrolled sloughing of ore at the stope brow. As an added safety measure the use of remote mucking stands for operators is now standard industry practice.

16.10	Ventilation

The function of the ventilation system is to dilute/remove airborne dust, diesel emissions, blasting smoke and other contaminants and to maintain temperatures at levels appropriate for safe production throughout the life of the mine. The ventilation system for Hod Maden was designed in accordance with the Turkish legislation “Regulation on Health and Safety at Mining Facilities” – published in the Official Gazette No. 28770 dated 19 September 2013 (The Regulations), and good industry practice.

The mine will be ventilated by a “Pull” or exhausting-type ventilation system. That is, the primary ventilation fans will be located at the primary exhaust of the mine and develop sufficient pressure to provide ventilation to all workings from the intakes through to the exhaust system and to the surface.

In consideration of the equipment list required to maintain a 0.9 Mtpa ore production rate, and the necessary concurrent mine activities, the planned mine airflow is 456 m³/s. This includes accounting for the diesel equipment fleet, future battery powered scoops, infrastructure and personnel, such that legislated requirements are met. A 15% contingency was applied to the calculated air volume to account for leakage and system inefficiencies.

16.10.1	Fresh and Return Air Circuits

Each level will have its own ventilation circuit. Fresh air will enter each level from the decline which is, in turn, fed by the internal fresh air raise system. Return air is exhausted to the surface via an internal return airway which connects through to the main return air raise.

Fresh air is also sourced through the North for ventilation of the haulage decline. The ventilation system is designed such that the haulage decline is exhausted to the return air raise (RAR) on 810 mRL to maintain independent ventilation of the haulage decline. To prevent short-circuiting of air away from the South haulage decline, an airlock set of ventilation doors will be located in the Portal access. Ventilation of the South area is via ducting off the Main Zone levels with exhaust air directed to the main RAR rises.

A series of fresh air raises (FARs) and RARs will be developed as the mine deepens. The internal fresh air raises are developed adjacent to the decline, connecting at every third level. The internal RARs connect to each level access. Contaminated air from each active level will enter the RAR system via a drop board regulator installed in the access to the RAR on each level. The RAR system will connect to the surface.

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Figure 16.12	Primary Ventilation System Overall Strategy

16.11	Production Schedule

The mine production schedule achieves the projected ore processing throughput of 0.9 Mtpa based on a direct mine-to-mill mining sequence, recognizing limited surface storage ROM capacity. The schedule focuses on higher value stopes in the early years but results in some variability in Au and Cu grades delivered to the mill over the LOM. Operationally, this variation in head grade may be tempered by increasing the number of available stopes (broken stocks) and drawing the ore in a controlled way, to maintain a more consistent head grade being delivered to the processing plant. This sensitivity in blending was not conducted within the PFS and is recommended for further assessment in future work.

16.11.1	Underground Production and Development Schedule – Key Items

Critical activities in developing the underground mine and ramping up to full production include the following items:

•	Completion and commissioning of the two surface portals and connection of the decline network to the north and south valleys;
•	Completion of the required early ore delineation drilling activities;
•	Establishment of sufficient ventilation for early mine development activities;
•	Development and construction of the critical surface and underground infrastructure;
•	Development of critical access development and ventilation airways.

16.11.2	Mine Development and Plan

The underground production schedule is based on a start date of 1 January 2020 (Yr -2). Pre-schedule commencement activities including portal construction and surface civil works are assumed to be completed prior to the commencement of decline development.

To commence ore production as early as possible, development headings will be excavated in parallel from the north and south portals, with the decline connection required prior to extension of the underground decline network and commissioning of the surface FAR and RAR network (raises from 785 mRL to surface).

The majority of the mine infrastructure and orebody access will be developed using the south valley portal, with the north valley portal used for ore material haulage and access to infrastructure located within the north valley including the processing facilities, Tailings Storage Facility (TSF) etc.

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16.11.3	Development Productivity Rates

Lateral development rates were estimated using first principles and information from similar sized projects, and included assessment of ground support requirements. The support criteria were used in the establishment and confirmation of development advance rates. Development crews will drive multiple headings wherever possible, and by doing so, increase utilisation of personnel and equipment.

Table 16.10 lists the lateral development types and the advance rates used in the mine schedule construction.

Table 16.10	Lateral Development Rates

Lateral Development	Heading Size (w x h)	Productivity (m/mo)
Decline / Incline	5.5m x 6.0m arch	130
Decline Stockpile	5.0m x 6.0m arch	80
Footwall Drive	5.0m x 6.0m arch	80
Fresh Air Drive	5.0m x 5.0m arch	80
Level Access	5.0m x 5.0m arch	80
Level Stockpile	5.0m x 5.0m arch	80
Magazine / Workshop	5.0m x 5.0m square	40
Ore Drive	5.0m x 5.0m square	80
Pastefill Drive	5.0m x 5.0m arch	80
Pump Station	5.0m x 5.0m square	40
Return Air Drive	5.0m x 5.0m arch	80
Service Drive	5.0m x 5.0m square	80
Stope Access	5.0m x 5.0m square	80
Sump	5.0m x 5.0m square	50

All surface ventilation rises are designed to be raisebored. All raiseboring assumes that the drill rigs, drill pipe, bits, reaming heads and crews are onsite and available as necessary. All internal ventilation raises are to be developed as 4.0 m x 4.0 m long-hole raises, connecting the 25 m sub-levels. Vertical advance rates exclude mobilisations and demobilisation of the equipment and crews.

Table 16.11 lists the vertical development types and the advance rates used in the schedule construction. Final ventilation raise sizing will be estimated during ventilation network analysis.

Table 16.11	Vertical Development Rates

Vertical Development	Heading Size	Productivity (m/day)
FAR Surface	3.0m dia	4
FAR Internal	4.0m x 4.0m	4
RAR Surface	4.0m dia	4
RAR Internal	4.0m x 4.0m	4
Paste Line Surface	0.3m dia	4
Paste Line Internal	0.3m dia	4
Pump line	0.3m dia	7
Service Hole	0.3m dia	4

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16.11.4	Pre-production Development

During the period prior to the commencement of ore production (stoping), the focus will be on driving development and accesses towards the first mining blocks and developing the ore drives to enable extraction of the initial stopes. This timeframe will also include completion and commissioning of mill and paste plant infrastructure so that shortly after that commissioning, open stopes will be available in which to place paste fill. The development is also planned so that ramp-up to full mine production is expedited. It is projected that a waste development crew will achieve 130 m/month of lateral advance with a single face, and an ore development crew will achieve 160 m/month with two active faces.

16.11.5	Project Development

To sustain steady state ore production, access to targeted mining areas is made priority. The total project development is 39.7 km, of which approximately 20% will be in ore development headings.

Table 16.12 summarises the major milestones in the production development and construction schedule. Stabilisation of any problematic ground within the Crown Pillar and Surface ventilation raise locations are required prior to excavation, including dealing with the alluvial material at surface.

Table 16.12	Project Development Milestones

Milestone	Date
North portal development commencement	Q1 YR-2
South portal development commencement	Q1 YR-2
South – North decline connection	Q1 YR-1
RAR surface completion	Q2 YR-1
FAR surface completion	Q2 YR-1
Begin stope production	Q4 YR-1
Commission processing plant	Q1 YR1
Steady state production	Q2 YR1

Table 16.13 summarises the projected annual lateral development physicals by development type.

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Table 16.13	Hod Maden Annual Lateral Development Physicals

Lateral Development	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Decline / Incline m	2,679	1,586	672	1,025	429	-	-	-	-	-	-	-	-	6,390
Decline Stockpile m	272	148	60	80	40	-	-	-	-	-	-	-	-	600
Footwall Drive m	-	1,315	1,279	619	690	196	178	106	281	61	79	-	-	4,804
Fresh Air Drive m	-	241	70	175	76	-	-	-	-	-	-	-	-	562
Level Access m	-	318	179	164	157	-	-	-	70	-	-	-	-	887
Level Stockpile m	-	228	334	180	200	80	80	60	80	20	40	-	-	1,303
Magazine Workshop m	100	93	-	-	-	-	-	-	-	-	-	-	-	193
Ore Drive m	-	241	1,394	763	1,503	575	858	400	594	514	535	127	-	7,503
Pastefill Drive m	-	243	39	78	20	-	-	-	-	-	-	-	-	381
Pastefill Digout	-	-	-	30	90	54	110	70	138	90	126	119	133	996
Pump Station m	-	-	-	-	105	-	-	-	-	-	-	-	-	105
Return Air Drive m	-	334	105	105	105	-	-	-	49	-	-	-	-	698
Service Drive m	-	40	-	60	55	-	-	-	-	-	-	-	-	155
Slot Drive	-	-	35	567	722	636	727	711	742	722	753	781	818	7,380
Stope Access m	-	237	1,740	959	1,383	695	751	428	421	369	389	122	-	7,493
Sump m	-	40	24	32	52	-	8	-	16	-	-	-	-	172
Total Lateral m	3,051	5,098	6,494	5,051	5,504	2,384	2,656	1,874	2,324	1,842	1,943	1,201	201	39,662

Table 16.14 summarises the projected annual vertical development physicals by development type.

Table 16.14	Hod Maden Annual Vertical Development Physicals

Vertical Development	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
FAR Surface	-	95	-	-	-	-	-	-	-	-	-	-	-	95
FAR Internal	-	81	40	100	41	-	-	-	-	-	-	-	-	262
RAR Surface	-	113	-	-	-	-	-	-	-	-	-	-	-	113
RAR Internal	-	102	60	60	60	18	-	-	-	-	-	-	-	300
Paste Line Surface	-	125	-	-	-	-	-	-	-	-	-	-	-	125
Paste Line Internal	-	126	81	145	41	-	-	-	-	-	-	-	-	394
Service Hole	-	73	-	211	45	-	-	-	-	-	-	-	-	329
Total Vertical	-	715	181	516	188	18	-	-	-	-	-	-	-	1,617

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16.11.6	Life of Mine Production Schedule

The life of mine (LOM) production schedule was generated using a suite of mine planning software, including Datamine Studio, 5DPlanner and EPS scheduling software. MSO was used to generate the stope shapes. The stope shapes were then used to design mine workings used to tie ore access development to the decline, primary infrastructure and ventilation network. Attributes were assigned to the development and stope shapes that would be used in the mine schedule and cost model estimation stages.

An annual production plan of 0.9 Mtpa was scheduled with full production starting during Year 3 (2025) and being maintained for eight years. A total of 9.1 Mt of ore with an average grade of 1.4 % Cu and 8.9 g/t Au, has been scheduled to be mined during the 13-year mine life.

The mine schedule was developed to achieve the required ore production rate, whilst balancing head grade and production sources. The low ore totals mined during the last quarter of Year 2 are to be placed on the surface stock, and drawn down upon commissioning of the processing plant in Year 3.

There is limited surface run-of-mine (ROM) stockpile capacity available, equivalent to three to five days mill feed capacity, depending on ROM management design and strategy. Due to the limited ROM capacity, the mined ore will be primarily fed directly to the mill, with minimal blending capabilities available but, with available ROM reclaim to achieve mill feed shortfalls as necessary.

Head grade is variable on a month-to-month basis within the mine production schedule, primarily due to the mining sequence, the distribution of the higher copper and gold grades, and the limited surface ROM stockpile area.

Table 16.15 summarises the annual LOM mine physicals.

Table 16.15 summarises the annual LOM mill feed processing physicals.

Table 16.17 summarises the annual LOM concentrate physicals.

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Table 16.15	LOM Mine Schedule Physicals

Ore Production	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Ore production (kt)	-	54	775	895	908	898	903	901	903	901	901	901	182	9,120
Gold (g/t)	-	11.5	9.3	11.0	9.9	7.5	9.7	8.9	7.5	9.2	9.0	8.5	4.8	8.9
Copper (%)	-	1.2	0.8	1.1	1.2	1.3	1.4	1.6	1.7	1.9	1.6	1.7	1.3	1.4

Table 16.16	LOM Mill Feed Schedule Physicals

Ore Production	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Ore as mill feed (kt)	-	-	829	886	902	900	900	900	902	900	900	900	200	9,120
Gold (g/t)	-	-	9.5	10.9	10.0	7.5	9.6	8.9	7.6	9.3	9.0	8.5	5.1	8.9
Copper (%)	-	-	0.9	1.1	1.2	1.3	1.4	1.6	1.7	1.9	1.6	1.7	1.3	1.4

Table 16.17	LOM Concentrate Physicals

Ore Production	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Cu Concentrate (t)	-	-	33	44	51	53	60	66	70	82	69	71	12	610
Gold (g/t)	-	-	181.8	171.2	136.2	99.0	112.2	93.1	75.2	78.8	90.4	83.2	64.0	103.5
Copper (%)	-	-	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1
Gold (koz)	-	-	194	240	223	168	215	198	169	207	201	189	26	2,030
Copper (kt)	-	-	7	9	10	11	12	13	14	16	14	14	2	123

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16.12	Backfill

16.12.1	Backfill System Description

Hod Maden’s mining sequence requires the use of cemented backfill to ensure stability during mining of stopes adjacent to those previously mined. Paste backfill has been selected as a more highly engineered fill system than other backfill system types. Paste fill specifications can be tightly controlled, and paste does not suffer from issues such as segregation. Operationally a paste fill system is advantageous with minimal interference with other mining activities, as well as fast filling rates and stope cycle times. Paste will be produced from dewatered tailings mixed with cementitious binder and make-up water to the target density. Laboratory scale test work has been completed to determine appropriate paste mix recipes.

16.12.2	Paste Backfill Production and Delivery

An online paste fill system involves the construction of a paste fill plant that uses the total tailings stream pumped directly from the mill. The paste fill system will dewater the tailings product by pressure filtration to produce a filter cake. The filter cake will then be transferred to a continuous mixer with the addition of binder and water to produce a paste fill as per design specifications. An online paste fill system involves significant instrumentation to provide the control required to produce a highly engineered fill product.

An online paste fill plant operating at approximately 75 m3/hr will provide the necessary yearly backfill capacity of approximately 0.3 Mm3 with a plant utilisation rate of 55%. When backfill is required underground, the full-plant tailings will be directed from the processing plant to the paste plant. The paste plant operator will select the required fill recipe for the stope, specifying density, cement dosing rate and delivery rate. The tailings filter cake, cement and process water will be mixed in the continuous mixer to produce a cemented paste fill for delivery to underground. Two near vertical boreholes located adjacent to the paste plant will enable gravity delivery of paste fill underground where it will be directed through internal boreholes and level pipelines to the stopes to be filled. At each sub-level where paste is required, steel pipes will be installed from the borehole to close to the point of discharge. Because of lower paste pressure at the discharge end of the pipe, the final 50 to 100 m of pipeline can be HDPE to simplify handling and installation.

Filling will continue in each stope until the paste reaches the required elevation. For LHOS, filling will stop approximately 0.5 m below the floor elevation of the top drive. The line will be flushed clear of paste and the paste plant will be prepared for the next fill run. Waste rock will then be pushed on to the top surface of the paste to complete filling and to provide a traction surface for mucking and access as required for the next stage of production.

16.12.3	Backfill Testwork

Backfill test work was completed by Rheological Consulting Services (RCS). Material characterisation, rheology and strength testing were completed. The test programme and results are described fully in a separate report. The key findings from the material characterisation test work shows a Hod Maden tailings particle size distribution with approximately 35% w/w passing 20 µm and a solids SG of 2.83. The key finding from the rheology test work shows that paste fill with a yield stress of 250 Pa yield stress is achieved at approximately 70% w/w solids content. The key finding of the UCS test programme is the correlation between cement content and UCS after 28 days curing. This relationship is presented in Figure 16.13.

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Figure 16.13	UCS vs Cement Content

The UCS test data generated relatively low strengths using the supplied cement and tailings sample.

It is expected that an extensive test work programme as part of the feasibility study will deliver improved UCS results and reduce the binder addition rate for the paste fill. The testing of a new, more representative tailings sample and the assessment of different binder types has the potential to reduce binder addition rates and/or costs.

The backfill design strength factor of safety will also be reduced from 2.0 to 1.5 upon completion of the next test programme on a more representative tailings sample. This will effectively reduce the target strengths by 25% and has the potential to reduce binder consumption and costs by a similar factor.

16.12.4	Fill Design Strength Designs and Recipes

Vertical backfill exposures will be sequential as adjacent stopes are mined. Simultaneous multiple backfill exposures will not occur, but it is possible for the backfill mass to be sequentially exposed on multiple sides. The required strength depends on the stope size and number of fill exposures, as well as the backfill type and material properties. Paste fill design strengths for vertical exposures of stopes that are 20m long by 20 m wide by 25 m high are presented in Table 16.18.

Table 16.18	Paste Fill Design Strengths for Vertical Exposures

No of Vertical exposures per stope	1	2	3
Strength (kPa)	400	500	600

The design cement additions for vertical exposures are presented in Table 16.19.

Table 16.19	Design Cement Addition for Vertical Exposures

No of Vertical exposures per stope	1	2	3
Cement	6.9%	8.4%	9.7%

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Undercut exposures will occur at the base of each mining block. Paste fill design strengths for undercut span widths ranging from 7 metres to 20 metres are presented in Table 16.20.

Table 16.20 Paste Fill Design Strengths for Undercut Exposures

Span (m)	Strength (kPa)	Thickness (m)
7	1,200	3.5
10	1,700	5.0
14	2,800	7.0
17	4,100	8.5
20	5,300	10

For bulk paste fill used in secondary stopes that will not be exposed, a minimum paste design strength of 200 kPa at 28 days of curing has been selected to minimise the risk of liquefaction. A design cement addition of 3.2% w/w is required for bulk paste fill.

Based on the primary secondary sequencing, number of vertical exposures per stope, and the requirement for a high strength undercut sill at the base of each mining block, the average cement addition value for economic purposes is 8% w/w.

16.12.5	Waste and Tailings Management

All development waste, apart from that sourced during the North portal and initial year of decline development, will be hauled to the primary surface waste dump located within the south valley. Waste material will be hauled via the main decline, and co-disposed with non-sulphide tailings. Separate tailings cells are required within the waste dump for non-sulphide tailings to enable reclaim as required. Material designated as Potential Acid Forming (PAF) will be placed within designated cells within the waste dump to minimise Acid Mine Drainage (ARD). Sulphide tailings will be deposited in a separate tailings facility located within the north valley (Valley Fill).

Non-sulphide tailings will be used in the cemented backfill cycle as required, with excess capacity directed to the surface waste dump. Shortfalls in the tailings requirements for the cemented paste backfill requirements will be sourced as reclaim as required.

A conceptual waste dump was designed positioned to the north-east of the planned south valley portal and infrastructure location (paste backfill plant, workshops, fleet parking areas etc.) with a capacity of 1.90 Mbcm. To achieve the desired capacity, approx. 0.3 Mbcm of material is required to be excavated from the north-east wall of the valley to enable ramp access to be constructed. This material could be used in the construction of the working area of the primary south valley infrastructure and construction of the necessary dump bunding and initial PAF containment cells. If additional dump capacity is required, there is potential for more lifts to be added, subject to geotechnical considerations.

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Figure 16.14	Isometric South Valley Waste Dump Looking North -East

Table 16.21 summarises the waste dump design criteria used in the dump conceptual construction.

Table 16.21	Waste Dump Design Parameters

Waste Dump Design parameters	Unit	Value	Comment
Bench height	m	20	Top 1,065 mRL
Face angle	deg	45	OSA 30 deg
Berm width	m	5	5m berm every 10 m vertical
Ramp width	m	12
Ramp gradient	1:n	7

The projected waste and tailings material quantities are:

•	South valley surface waste dump capacity of 2.6 Mt (1.2Mbcm), excluding contingency, comprising:
—	Waste material PAF 0.80 Mt (0.36 Mbcm);
—	Waste material NAF 0.64 Mt (0.29 Mbcm);
—	Non-sulphide tailings 0.86 Mt (0.53 Mbcm).
•	North valley TSF to contain 3.4 Mt (2.0 Mbcm) sulphide tailings, excluding contingency.

Table 16.22 summarises the waste material schedule.

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Table 16.22	Waste Material Mass Balance Physicals

Schedule Mass Balance		YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Ore tonnes	kt	-	54	775	895	908	898	903	901	903	901	901	901	182	9,120

Mill Processing
Ore tonnes	kt	-	-	829	886	902	900	900	900	902	900	900	900	200	9,120

Tailings
Sulphide tailings	kt	-	20	286	331	336	332	334	333	334	333	333	333	67	3,370
Non-Sulphide tailings	kt	-	29	417	481	488	483	486	484	486	484	484	484	98	4,905

Waste tonnes
PAF	kt	167	268	249	188	179	50	56	29	49	21	27	6	-	1,290
NAF	kt	90	144	134	101	96	27	30	16	26	11	15	3	-	695

Waste material movement
Waste to Rockfill - PAF	kt	-	-	1	61	49	21	11	6	31	10	10	4	-	203
Waste to Rockfill - NAF	kt	-	-	-	8	5	11	0	3	16	6	5	2	-	56
Waste to Surface - PAF	kt	167	268	249	127	130	29	45	23	18	10	18	2	-	1,087
Waste to Surface - NAF	kt	90	144	134	94	91	16	30	13	11	6	10	1	-	639

Backfill
Pastefill (demand)	kt	-	10	329	409	380	415	400	431	413	417	492	509	128	4,333
Non-Sulphide tailings	kt	-	8	318	379	379	382	391	413	403	389	452	437	90	4,042
Rockfill - PAF (reclaim)	kt	-	2	11	30	1	33	8	18	10	28	40	72	37	291
Rockfill - NAF (reclaim)	kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Waste Dump
Sulphide tails (TSF)	kt	-	20	286	331	336	332	334	333	334	333	333	333	67	3,370
Non Sulphide tails (DST)	kt	-	21	98	102	109	101	94	71	82	95	32	47	7	863
Waste - PAF (DST) incl reclaim	kt	167	266	238	97	128	(4)	37	5	8	(18)	(22)	(70)	(37)	796
Waste - NAF (DST)	kt	90	144	134	94	91	16	30	13	11	6	10	1	-	639

TSF - North Valley	kt	-	20	286	331	336	332	334	333	334	333	333	333	67	3,370
DST - South Valley	kt	256	432	471	293	329	113	161	89	101	83	20	(21)	(30)	2,297

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16.13	Underground Mining Equipment

Criteria considered in equipment selection included suitability, equipment standardisation and cost. The equipment selection process was iterative and aimed at selecting the optimum equipment required to achieve the planned development and production quantities and roles.

Costs for mobile and fixed equipment are based on:

•	Mobile equipment quantities, purchases and rebuild schedules;
•	Capital and operating unit rates sourced from vendor quotes or, from information on similar sized operations or estimated using benchmark data.

The mobile equipment required for lateral development includes drill jumbos, LHD’s, haul trucks and ground support equipment.

The mobile equipment quantities are estimated at PFS level and are based on historic performance rates and production and development crew requirements. Operating mobile equipment requirements are estimated for the LOM production and development schedule.

Mobile fleet parameters used in primary fleet estimation are summarised in Table 16.23.

Table 16.23	Primary Mobile Fleet Parameters

Mobile Fleet Item	Engine Hours	Rebuild Hours	Availability	Utilisation
Development Drills	20,000	20,000	85%	70%
LHD	25,000	12,500	85%	60%
Haul Truck	25,000	12,500	85%	68%
Ancillary	20,000	10,000	85%	65%

The required primary mobile equipment fleet levels were estimated using the development and production schedule, first principles and actual equipment productivities at similar mines. The mobile fleet stabilises once the materials handling system is developed and steady state production is achieved. The haulage fleet is steady at five trucks with ore production sourced from various sources within the mine.

Figure 16.15 illustrates the estimated maximum primary fleet requirements and excludes replacement equipment. The overall quantities vary over the LOM to match the development and production schedule requirements.

Figure 16.15	Mobile Equipment Fleet Levels

The peak primary mobile fleet is estimated at 21 units, comprising:

•	2 production drills;
•	4 development drills;
•	3 LHD’s;
•	5 haul trucks; and

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•	7 ancillary items (chargeup, IT, shotcrete, grader, watercart, wheel loader, fuel/lubrication).

16.14	Personnel

The work schedule assumes 24 hours a day, seven days per week and 365 days per year mining. Operations personnel will work on 4 panel working 3 shifts per day, to adhere to the maximum of 6 hours working underground restrictions as per Turkish regulations. Surface operational personnel will work on a 3 eight-hour shifts per day and mining technical staff will work on 2 twelve-hour shifts per day.

With exception of the blasting crew, all hourly labour and supervisory personnel will rotate between shifts. Management and technical staff would work the day shift only.

Equipment operator labour requirements are based on equipment hours calculated from engineering estimates of productivities and activities, quantities of the various material movement and hourly equipment operating rates. Other support labour requirements within the mining operation are determined by engineering estimates of activities.

Maintenance labour requirements are based on the numbers of equipment units to be maintained, estimates of mechanical availability and maintenance labour intensities for each primary mobile fleet item.

Table 16.24 lists the steady state underground personnel requirements of mine operations. At steady state 190 people (total on payroll) will be employed within the mining technical, and production departments. Total underground employment peaks at 204 people during Year 4. Some redundancy has been built into the personnel requirements to account for training, sickness and absenteeism.

The labour requirements are based on experience from similar underground operations of this size and have been separated into salaried and hourly personnel; the mine operations consist of:

•	Supervision and control: Responsible for the supervision direction of the mine equipment, drilling and blasting operations and the safety and welfare of the mine personnel;
•	Technical services. Responsible for the short, medium and long term technical capabilities, reporting and direction of the mine operation;
•	Mining operations: Includes skilled equipment operators of the mobile mine fleet, ancillary fleet and services;
•	Mining maintenance: Includes supervisors who will monitor the skilled maintenance personnel responsible for maintaining, repairing, fuelling and lubricating the mobile mine equipment.

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Table 16.24	Mining Labour Levels

Personnel	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11
Supervision and Control	11	11	11	11	11	11	11	11	11	11	11	11	3
Technical Services	33	33	33	33	33	33	33	33	33	33	33	33	8
Maintenance Supervision	39	39	39	39	39	39	39	39	39	39	39	39	10
Development	40	48	61	61	60	55	54	54	51	49	47	43	11
Production	0	5	11	11	11	11	11	11	11	11	11	11	2
Material Handling	12	15	35	36	36	36	34	32	29	28	28	28	6
Backfill / Mine Services	1	5	13	13	13	13	13	13	13	13	13	13	3
Total	136	156	203	204	203	198	195	193	187	184	182	178	43

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16.15	Risks

The following is a list of potential mining related risks for the Project:

•	Schedule contingencies are excluded from the current mine development and construction schedules;
•	Potential for long lead times for delivery of fixed and mobile mining equipment;
•	Lack of available skilled work force to meet specified performance rates;
•	There is limited surface ROM capacity, reducing the ability to blend mill feed;
•	Adverse ground conditions, particularly within the crown pillar zone, may sterilise higher grade copper ore.

16.16	Opportunities

The following is a list of potential mining related opportunities for the Project:

•	Optimisation of stoping sequence to improve (smooth) the grade profile;
•	Automation of primary mobile fleet, including drills, LHD’s and trucks;
•	Potential to incorporate electric power mobile equipment to reduce ventilation and associated equipment;
•	Haulage using electric trucks or integrated conveyor system;
•	Further analysis of equipment utilisation to reduce fleet size.

16.17	Underground Mine Infrastructure

16.17.1	Emergency Preparedness

In developing the ventilation strategy for Hod Maden, and with due regard to other operational issues, consideration has been given to the potential for mine emergencies. As such, the following criteria have been established:

•	In general, ramps will be in fresh air once developed;
•	Escape can be either to a ramp or to the escape ladderway in the fresh air raise;
•	In each ramp, escape may either be up the ramp or down the ramp to a safe area;
•	Portable refuge chambers are recommended for flexibility of location at appropriate points in the mine;
•	Whilst the primary means of communication will be by radio, a stench system will be in place for introduction of ethyl mercaptan into the fresh air at the portal in the event of fire.

A variety of incidents may trigger the emergency response plan and / or evacuation plan. Such events may be fire, rock fall, injured personnel or major ventilation equipment breakdown.

If the primary egress (South portal) is unavailable, a secondary means of egress is provided from the mine to the surface is via the North portal to allow evacuation of all persons from underground when it is safe to do so.

A ladderway will be installed in the fresh air raise connected to the main ramp as a means of egress from the production areas. The raise will be sized to afford easy passageway. Where the main ramp is unavailable for travel, the route of escape for personnel will be to use the internal ladderway network to reach the 810 mRL and then either walk to the south or north portals or exit via the ladderway installed within the surface fresh air raise. The primary exhaust raise from 760 mRL to surface is for ventilation only and will not be used as a second means of egress.

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16.17.2	Refuge Stations

Personnel not readily and safely able to get to surface in an emergency situation, generally the production, development and service crews, will be provided refuge by means of 20-person mobile, self-sufficient refuge chambers. These will have an independent oxygen supply, with other appropriate provisions for safe refuge. They will be located close to active working areas and in areas where secondary egress is not, or has not yet been established, or is not able to be safely accessed. They will be within the average walking pace duration of a personal self-rescuer device.

16.17.3	Fuel Supply

Estimated annual underground fuel consumption is shown in Figure 16.16. The estimated underground peak fuel consumption is 2.3 M litres during Year 3, with mobile equipment being the biggest user. Projected diesel fuel consumptions during steady state ore production averages 1.9 M litres per year (Year 3 to Year 10).

Vehicles that come to surface regularly will also re-fuel there. For underground diesel storage and dispensing, a 5,000 L portable ‘SatStat’ fuel tank will be located off the main ramp near active working horizons to re-fuel vehicles. The fuel tank will be self-bunded and fitted with a fire suppression system and self-closing fire doors. These units incorporate safety valves, dry disconnect fittings, door lock release latch and an emergency lever. The tank will be refilled as required from a fuel supply truck that will source fuel from the main surface fuel facility.

Figure 16.16	Underground Diesel Fuel Consumption Profile

16.17.4	Workshop Facility

The main equipment maintenance area will be located on surface. All major scheduled preventive maintenance and rebuilds will take place in this surface shop. Two small service bays will be located underground, centrally off the main decline at approximately 810 mRL. Equipment requiring significant work will be taken directly to the surface shop for maintenance. The underground service bays will have a finished concrete floor, monorail hoist, tire storage, lubricant storage and the capacity to make hydraulic hoses.

The service area will be equipped with a stationary compressor and airlines to power air tools and provide compressed air as needed. A welding plug will also be sited in this area.

16.17.5	Underground Communications

Radio communications will be established underground by means of Leaky Feeder and handheld VHF radios. The Leaky Feeder system head-end unit will be installed at a suitable location near the south and north portals. The Leaky Feeder cables will run the length of the declines and also to a surface antenna. In the mine, VHF amplifiers will be spaced between Leaky Feeder VHF coax cable segments at no more than 500 m intervals. Leaky feeder cables will also branch out to all active mining levels with “end-of-line” termination antennas, as required.

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16.17.6	Explosives Management and Logistics

The Hod Maden operation is projected to consume approximately 125 tonnes of production explosives (packaged emulsion) annually during steady state production (Year 3 to Year 10).

Packaged emulsion explosives and ANFO blasting agents will be delivered to the mine portal by the explosives supplier. Explosives will be received by mine personnel and promptly transported to the underground explosives magazine. Figure 16.17 shows the location of the main magazine developed off the main decline (760 mRL) and connected to the return air network, via auxiliary ventilation and appropriate ventilation controls.

Figure 16.17	Underground Magazine Location

Blasting accessories (e.g., detonators, boosters, detonating cord) will also be delivered to the portal by the explosives supplier, usually in shipments that are separate from the delivery of packaged explosives. Blasting accessories will be received by mine personnel and promptly transported to the underground detonator storage location.

Packaged explosives and blasting accessories are usually transported in cardboard cases, or plastic bags in the case of ANFO, that have been shrink-wrapped and placed on wooden pallets. Off-loading deliveries at the portal will be handled by forklift, tele-handler or an LHD fitted with forks.

If required, the mine’s local explosives suppliers could provide on-site representatives to assist with blast design, explosives inventory management and explosives loading operations. Typically, a supply contract is negotiated with the supplier and the product and service costs, roles and responsibilities, and terms and conditions will be contained in the supply contract.

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16.17.7	Electrical Distribution

Infrastructure and equipment that will be serviced by the mine electrical distribution system include:

•	Main mine ventilation fans and secondary fans;
•	Underground dewatering systems;
•	Surface paste backfill plant and paste distribution pump for the stopes above 810 mRL within the south and main areas;
•	Underground mining mobile equipment;
•	Other loads such as lighting, fuel transfer, and refuge stations.

The estimated life of mine power consumption is shown in Figure 16.18.

Figure 16.18	Estimated Annual LOM Underground Power Demand

16.17.8	Compressed Air

Compressed air will be required for:

•	Development and production drilling;
•	Explosives loading;
•	Cleaning or dewatering blast holes with blowpipes;
•	Shotcreting;
•	Emergency ventilation at the refuge stations.

Compressors will be located on surface at the South portal. Compressed air will be distributed via steel piping (various sizing) with other mine services suspended in the upper corners of development and stope headings.

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17	RECOVERY METHODS

17.1	Introduction

The Hod Maden Processing Plant will be designed and constructed essentially as a copper concentrator. Although the deposit contains high grades of gold, the bulk of the gold will report to the copper concentrate. Effective recovery methods for recovery of gold from the copper circuit tailing have yet to be identified and remain an opportunity for the project. Although gold can be concentrated slightly into a pyrite concentrate, the grade of such is considered to be too low to be of economic value. The pyrite concentrate is however a potential sulphuric acid plant feed, so allowance will be made in design to install a pyrite recovery step at a later date if a suitable buyer can be found. Similarly there are areas of high grade zinc in or adjacent to the orebody, hence the design layout will allow for expandability if better definition can be attributed to that opportunity.

Key design criteria of the processing plant include:

•	Plant throughput:	900,000 t/a, or 112 dry t/h
•	Head grade (average):	8.9 g/t Au, 1.4% Cu
•	Head grade (design case):	10 g/t Au, 2.0%Cu
•	Plant availability:	92%
•	ROM feed size:	F100 500 mm, F80 340 mm
•	Primary grind size:	P80 106 µm
•	Secondary grind size:	P80 38 µm
•	Bond rod mill work index:	18.3 kWh/t
•	Bond ball mill work index:	16.7 kWh/t
•	Bulk laboratory rougher – scavenger flotation time:	15 minutes
•	Total mass pull to bulk concentrate (Average):	34%
•	Total mass pull to bulk concentrate (Design):	40%
•	Bulk flotation (Low Sulphide) residue grade (Design):	0.65 g/t Au, 0.05% Cu
•	Bulk concentrate grind size:	P80 30 μm
•	Sulphidic tailing residue grade (Design):	5.09 g/t Au, 0.24% Cu
•	Copper concentrate grade (Design):	81 g/t Au, 20.4% Cu
•	Overall recovery:	77.1% Au, 94.2% Cu

17.2	Plant Design

A simplified process flow diagram is provided in Figure 17.1.

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Figure 17.1	Simplified Process Flow Diagram

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17.2.1	Crushing

A run-of-mine (ROM) pad for storage of ore delivered by low profile mine haul trucks will be established adjacent to the crushing plant feed bin (ROM bin) at the opening of the Saliçor Adit. Ore delivered to the ROM pad will be stored in a number of separate stockpiles according to ore type and grade, to facilitate blending of the feed to the crushing plant. Ore will be reclaimed from the ROM stockpiles and delivered in the required blend to the ROM bin by a front end loader (FEL). As per interpretive work discussed in section 13, a simple comminution circuit has been selected. This will involve single stage crushing into a coarse ore bin, followed by SAG milling before the first stage of flotation.

The required crushing rate, as nominated, is approximately 2,500 t/d. The crushing plant has been designed to operate 7 days per week, 18 hours per day at a crushing rate of 140 t/h (75% utilisation), to produce sufficient product for the mill throughput of 900,000 dry t/a. The crusher will have capacity to build crushed ore stocks and tolerate periods of maintenance or breakdown without impacting the grinding section feed rate. The crushing plant product will have a maximum particle size P100 of 115 mm and P80 of 76 mm.

Allowance has been made for 5 off 2,000 t fingers (one for each type of lithology; if certain types of lithology are not present or scarce, the stockpiling methodology could be adjusted to suit the available ore against the available space) on a 75 x 75 m ROM Pad. Ore will be rehandled into the ROM bin via a CAT 988 or equivalent (e.g. Komatsu WA 500) front end loaders. Two loaders will be required for the site to allow for servicing and other activities (e.g. re-handle at the crushed ore bin, breaks etc.). The ROM bin will be fitted with a 500 x 700 mm static grizzly to protect it and all downstream processing equipment from oversize material, which shall self-clean to the leading edge for back loading to a separate stockpile. The oversize ore sorted from the ROM feed will periodically require a mobile rock-breaker to break such before subsequent feeding to the ROM bin.

Ore will be withdrawn from the 40 t ROM bin via a standard apron feeder, which in turn will discharge onto a 1.3 x 2.0 m vibrating grizzly (80 mm gap). It has been assumed that approximately two thirds of the ore will overflow into the jaw crusher, while the balance will bypass via a chute directly onto the crushed ore conveyor. A robust mine spec crusher, nominally a 1,200 x 950 mm single toggle machine, has been selected for the primary duty to ensure good life, low maintenance and adequate size to handle the odd oversize lump (or modification to the static grizzly in operation). The jaw crusher closed side setting (CSS) will need to be regularly maintained at 90 mm.

Primary crushed ore shall join the vibrating grizzly undersize on a short sacrificial conveyor which shall discharge onto the coarse ore bin feed conveyor. There will be a static magnet at the transfer point (generally better for split sets than self-cleaning types) between the two conveyors which will collect any tramp metal not manually removed on the ROM pad. Given that the Hod Maden Project is to be an underground mine, it is expected that ground support split sets and other tramp will regularly find its way to the plant feed, and that the magnet will be cleared by manipulation of the crane that suspends such at least once per shift.

The crushing circuit will have standard instrumentation, controls and interlocks, including conveyor protections (belt rip, under-speed, lanyards etc.), crusher protections, metal detector on the product bin feed conveyor, dump control lights, etc. The crusher area will have a small MCC, potentially in the elevated control room that will have oversight of the crusher opening. Crusher control will be excerpted via visual inspection of belt loading and the crusher chamber, with feeder speed being the control variable, which will be adjusted manually. Given the simplicity of the circuit, a more sophisticated control system is not warranted. The crusher will be installed in an open fronted portalled building which will include an over-head crane, and conveyors will be in galleries to avoid rain and occasional snow. Lubrication systems will of course be placed in an enclosed (climate controlled) building below the control room and lube lines appropriately traced and lagged.

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Dust suppression will be enacted by fine mist sprays adjacent to transfers. Given that there is a magnet at one transfer, a more sophisticated dust management system is not warranted. The crusher area will be considered a dry area and all clean-up will be done by skid steer loader or manually with shovel and pick. A concrete slab below the crusher area will ensure no undercutting caused by clean-up. Drainage in the area will be directed to the contact water pond.

The crushing rate will be monitored by a weightometer located on the Coarse Ore Bin Feed Conveyor.

17.2.2	Ore Storage and Reclaim

Crushed ore will be conveyed via the Coarse Ore Bin Feed Conveyor which will deliver material to a Coarse Ore Bin, which will have facility to spill out onto the rehandle pad. A bin has been selected due to the tight space that the plant must fit on against steep terrain, however, the bypass will allow the crusher to continue to operate when the main plant is down, the bin is full or a concerted effort to build crushed stocks is being undertaken ahead of a major shutdown. The bypassed rehandle will also allow the operator to reclaim and blend on the basis of size the mill feed when the crushed product in the bin is either too fine or too rocky to operate the SAG mill efficiently.

The coarse ore bin will have a total capacity of 2,200 tonnes which is equivalent to approximately 20 hours capacity at the design downstream milling rate. The bin will be constructed on an earthen pad that will have a concrete vault below pad level. Due to the high sulphide content (and relatively low cost on concrete in Turkey) the bin will be constructed from a slip form concrete cylinder with a complex elliptical cone within (also concrete) to ensure that there is not the development of a large “cemented” dead zone of valuable ore within that bin that may also cause rat-holing problems. The cone will have a minimum angle of 65degrees to the horizontal. The concrete bin will also allow for the bypass to rill out the side and be pushed up against for rehandle. At the base of the bin and protruding into the vault will be slots, which shall be lined with wear liners and have the option for the introduction of spile bars. Below the slots will be three 1,200 mm wide apron feeders. These feeders will discharge, at the required rate, to the Bin Conveyor, which will in turn pass through a 90 degree transition onto the transfer conveyor. The vault will have a low profile “Armco” style emergency egress at the rear, and the bin door will be large enough to be bogged out by an LHD (used underground).

A secondary feed arrangement comprising of an emergency feed bin and a variable speed belt feeder will also be used to feed the milling circuit. A FEL will be used to recover crushed ore from the external stockpile and discharge it into the emergency feed bin. The emergency feed bin will have 16 tonnes capacity. On other occasions, the bypass material may be rehandled onto a separate stockpile before being rehandled again into the emergency feed bin. Unless looking for specific size fractions, the rehandle should be used sparingly but the material turned over regularly on a first on first off basis. The secondary belt feeder will discharge onto the transfer conveyor, and subsequently the mill feed conveyor. Operators will be able to set the ratio of feed drawn from each feeder, which in turn will drive the speed of such against a mill feed rate set point, i.e. the mill feed conveyor will be fitted with a weightometer which will control the speed of the feeders to maintain a set point feed rate.

Mill feed will be sampled for analysis by the site laboratory using a manual sampling system.

The reclaim area will also be serviced by a sump pump (320-PP-01) which will discharge any accumulated water or spillage to the milling discharge hopper. Bunding will be in the feeder areas and considered as part of the process water bund. The rehandle area itself will drain to the contact water dam.

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17.2.3	Primary Grinding and Classification

The two stage grinding circuit has been designed with a plant utilisation of 92.0% and for a treatment rate of 112.5 t/h. The process selected has been a MF2 style arrangement whereby coarse ore is first ground to 106 µm in the primary semi-autogenous (SAG) mill before being subjected to bulk sulphide flotation, and the bulk flotation tailing then further ground to 38 µm and then subjected to scavenger bulk flotation. Given the requirement to finely grind the ore for liberation, there is no advantage in flash flotation in the circulating load.

The mill feed conveyor will deliver crushed ore into the feed chute of the primary SAG mill. The SAG mill selected will have the following characteristics:

A 5.79 m diameter (inside shell) by 6.12 m EGL variable speed (72% Cs) primary SAG mill with a 2,800 kW motor installed.

Pulp density within the mill has been designed to be 75% solids w/w. The primary SAG mill will discharge into a cyclone feed hopper via a trommel screen fitted to the discharge trunnion, and operate in closed circuit with hydrocyclone classifiers. Any scats that may arise will be washed in the trommel and subsequently discharge into a bunker, before ultimately being rehandled back into the mill feed via the emergency hopper, or discarded if proven to be barren. As mentioned in the metallurgical interpretation section, due to the closeness to unity of the Bond rod and ball work indices (BRWI:BBWI), excessive scatting and the need for a scats crusher is unlikely and not considered at this stage.

Water will be added to the primary mill feed chute and cyclone feed hopper to attain desired densities. Dilution of the cyclone feed is designed to be approximately 56% solids w/w. The cyclone feed pumps will operate in a duty and standby configuration and each pump will be equipped with a variable speed drive. Ground product slurry will be pumped by the duty cyclone feed pump to a cluster of eight 375 mm cyclones (five operating, three standby) for classification, designed to operate at a pressure of 110 kPa with a circulating load of 250%. The cyclone overflow at a density of 34% solids w/w and a P80 of 106 µm will report to a trash screen which will be 2.1 m wide by 4.0 m long. The trash screen will be fitted with polyurethane screen panels with an aperture of 1.0 mm. Cyclone underflow will be returned to the feed of the Primary SAG mill for further comminution.

Oversize trash will gravitate directly to a trash bin. Undersize product from the trash screen will gravitate to the flotation feed conditioning tank. A launder sampler will be located on the trash screen underflow and the sample will be pumped to the On-stream Analyser (OSA) as a flotation feed sample.

One sump pump will be located in the SAG milling circuit area to return any process spillage back to the process.

Ball charging to the SAG mill will be facilitated by use of a kibble arrangement. Balls will discharge into the ball mill feed chute via an impingement box as required. Due to the climatic conditions at Hod Maden, the mills and flotation circuits (including reagents mixing) will be located in a common building serviced by two overhead gantry cranes (20 t and 10 t). One of these cranes will be used to facilitate ball kibble handling.

SAG mill operation is somewhat an art and some time will be needed to train operators not to flush the mill of fines through intermittent grind outs, control/optimise the particle size distribution the best they can, manage ball loading and only adjust speed after considered review by the technical Department.

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17.2.4	Bulk Flotation and Secondary Grinding Circuit

The objective of bulk flotation will be to separate sulphide minerals from the gangue in the ore. This will be done at the natural pH (5.5-6.5) of site water. The collected sulphides will be subjected to differential flotation to concentrate the copper and gold in a cleaning stage. Test work has demonstrated that the bulk of the sulphide minerals/assemblages are liberated at 106 μm, however grinding the bulk rougher tailing finer improves the overall recovery. For this reason a mill-float-mill-float flowsheet has been selected as the optimal trade-off between liberation and recovery.

The bulk flotation circuit will consist of a conditioning stage and tank type, forced air addition flotation cells for the roughing/scavenging and cleaning duties. The innovation in this circuit is a secondary grinding stage between roughing and scavenging. The trash screen undersize will gravitate to the 12 m3 agitated rougher conditioning tank, where promotor will be added (collector will be introduced into the cyclone feed hopper). As this is a bulk float the pH will be kept natural. Slurry will be pumped from this tank to the feed box of the bulk flotation circuit. The conditioning tank will have an effective volume of 12 m³, normal operating capacity of 8.5 m³, providing nominal residence time of 2 minutes and a further 0.8 minutes surge capacity (required to reduce flow fluctuations to the flotation circuit and allow contact time for flotation reagents to prepare mineral surfaces for rougher flotation). A variable speed centrifugal slurry pump fed directly from the conditioning tank will control flotation feed. Reagent dosing will occur at the conditioning tank and other points in the flotation circuit and will be controlled manually by plant operators. The bulk rougher flotation circuit will comprise of five off 30 m3 tank type float cells in a FB-2cells-PV-2cells-PV-1cell configuration. Frother will be added to the feed box and low pressure air will be added via the rotor shaft to promote the formation of a bulk sulphide froth. The froth will flow to the concentrate launders of the cells and, with the aid of launder water, will gravitate to the bulk concentrate pump. The bulk concentrate will be pumped to the concentrate regrind mill discharge hopper. The rougher flotation tailings will discharge by pinch valve arrangement and subsequently be pumped (in detailed design this may occur by gravity) to the secondary mill discharge hopper from where it will undergo further classification/comminution.

Bulk rougher tailing will be joined by ground secondary mill discharge, which will be pumped by the duty cyclone feed pump to a cluster of eight 250 mm cyclones (six operating, two standby) for classification. The cyclone overflow at a P80 of 38 µm will report to the bulk scavenger conditioning tank, again 12 m3. The secondary mill will discharge into a cyclone feed hopper via a trommel screen fitted to the discharge trunnion. Any scats that may arise will discharge into a bunker and will generally be tramp steel that can be discarded.

The secondary mill selected will have the following characteristics:

A 4.00 m diameter (inside shell) by 4.92 m EGL fixed speed (75% Cs) ball mill with a 1,200 kW motor installed (expected power draw 938 kW at pinion).

A limited amount of water will be added to the secondary mill feed chute and cyclone feed hopper to attain desired densities. Ball charging to the secondary mill will be facilitated by use of the aforementioned kibble arrangement.

One sump pump will be located in the secondary milling circuit area to return any process spillage back to the process.

The bulk scavenger conditioning tank will be arranged similar to that of the bulk rougher conditioning tank, and be dosed with similar reagents. This tank will overflow by gravity to the feed box of the bulk scavenger flotation circuit. The bulk scavenger flotation circuit will comprise of two off 30 m3 tank type float cells in a FB-2cells-PV configuration. Frother will be added to the feed box and low pressure air will be added via the rotor shaft to promote the formation of a bulk sulphide froth. The froth will flow to the concentrate launders of the cells and, with the aid of launder water, will gravitate to the bulk scavenger concentrate pump. The bulk concentrate will be pumped to the bulk scavenger cleaner circuit. The scavenger flotation tailings will discharge by pinch valve arrangement and subsequently by gravity to the bulk tailings hopper, from where it will pumped to the bulk tailings thickener. A sampler will be located in this line and the sample pumped to the OSA.

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The bulk scavenger cleaner flotation circuit will comprise of two off 5 m3 conventional or tank type float cells in a FB-2cells-PV configuration. Again, froth will flow to the concentrate launders of the cells and, with the aid of launder water, will gravitate to the bulk cleaner scavenger concentrate pump. The bulk cleaner scavenger concentrate will be pumped to the copper rougher flotation circuit. The bulk scavenger cleaner flotation tailings will discharge by pinch valve arrangement and join the copper scavenger tailing as a component of sulphidic tailing; that is the scavenger cleaner will be in open circuit.

All flotation cells will be supplied with air mass flow control (electronic flow meter coupled to a control valve) to enable each bank of cells to be controlled to an operator inputted value. Dedicated flotation air blowers will supply low pressure air to the system (a higher pressure system for the larger cells and a smaller, lower pressure system for the smaller cells) to both the bulk and copper circuits. Level control will be via pinch valves and level elements.

The flotation reagents to be applied will include Aero7249 (promotor), SIPX (collector) and frother. Reagent addition rate via dedicated pumps will be controlled automatically to operator input flow rates.

17.2.5	Copper Rougher/Scavenger Flotation and Concentrate Regrind Circuit

The copper flotation circuit involves the separation of ground copper mineral particles from the other sulphide minerals and gangue minerals to produce a saleable copper concentrate. This will essentially be achieved by elevating pH (by the addition of lime slurry) in order to depress other sulphides and the use of a collector that is selective for copper (Aero 3418-A); frother completes the reagent suite, which will be controlled automatically as outlined above. As the gold credit is so high, a low grade final copper concentrate can be targeted (20%Cu) which will facilitate maximisation of gold recovery. This may be optimised in subsequent development stages or in plant practise. The flotation and concentrate regrind circuits will operate simultaneously with the primary grinding circuit. The copper flotation circuit will comprise of roughing/scavenging and three stages of cleaning. In order to facilitate separation from other sulphide minerals, bulk rougher concentrate (and a circulating load from the copper scavengers) will be reground to a target P80 of 30 µm in a small ball mill.

Due to the expected fluctuations in feed grade (design is based upon a 2% Cu feed grade against a LOM grade of 1.44% Cu) the selected regrind mill selected will have the following characteristics:

A 3.69 m diameter (inside shell) by 4.92 m EGL fixed speed (70% Cs) ball mill with a 1,000 kW motor installed (expected power draw 776 kW at pinion).

Again, water will be adjusted at the mill feed and discharge in order to obtain the desired densities for grinding and classification. Lime will also be added to the mill in order to bring up the pH to 11.5 in order to facilitate selective flotation of copper.

Bulk rougher concentrate will be joined with copper scavenger concentrate in the regrind mill discharge hopper, which will be pumped by the duty cyclone feed pump to a cluster of twelve 150 mm cyclones (ten operating, two standby) for classification. The cyclone overflow at a P80 of 30 µm will report to the copper rougher conditioning tank. The regrind mill will discharge into a cyclone feed hopper via a trommel screen fitted to the discharge trunnion. Any scats that may arise will discharge into a bunker and will generally be tramp steel that can be discarded.

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The agitated copper rougher flotation conditioning tank will have a total capacity of 12 m3 with an equivalent conditioning time of approximately 3 minutes at the design pulp flow rate. Collector will be added to the conditioning tank to aid the flotation process. The conditioned pulp will overflow the conditioning tank into the feed box of the rougher flotation circuit.

The rougher and scavenger flotation circuit will consist of eight 20 m³ tank type cells with independent drive mechanisms and in a FB-2cells-PV-2cells-PV-FB-2cells-PV-2cells-PV configuration. Pulp will flow sequentially through the flotation cell banks by pinch valve arrangement. Reagents and low pressure air will be added to the cells to produce a froth containing concentrate which will overflow the launder lip and with the aid of spray water flows to either the copper rougher concentrate pump or the copper scavenger concentrate pump. The copper scavenger flotation tails will be discharged via a pinch arrangement from the final bank of cells to the sulphidic tailings hopper and will be subsequently pumped to the sulphidic tailings thickener. The copper rougher concentrate will be pumped to the copper cleaner conditioning tank, whereas (as mentioned earlier) the copper scavenger tailing will report to the discharge hopper of the copper concentrate regrind mill.

17.2.6	Copper Cleaner Flotation

The agitated copper cleaner conditioning tank will have a total effective volume of 6 m3. Further flotation reagents will be added to aid the flotation process. Pulp will overflow the conditioning tank to the feed box of the cleaner 1 flotation circuit.

The cleaner 1 flotation circuit will comprise of five 10 m³ tank type flotation cells in a FB-2cells-PV-2cells-PV-1cell-PV configuration. Air will be added to the cells to produce a froth containing concentrate which will overflow the launder lips and with the aid of spray water will flow to the copper cleaner 1 concentrate pump. The cleaner 1 concentrate will be pumped to the copper cleaner 2 flotation circuit. The flotation pulp will consecutively flow through the cleaner 1 flotation banks by pinch valve arrangement. Copper cleaner 1 tails will be discharged by a pinch valve to the copper cleaner 1 tailings hopper from where it will be pumped and returned to the copper rougher flotation circuit.

The copper cleaner 2 flotation circuit will comprise of four 5 m³ conventional flotation cells with two shared drives or four tank cells with individual drives. Air will be added to the cells to produce a froth containing concentrate which will overflow the launder lips and with the aid of spray water flows to the copper cleaner 2 concentrate pump. The concentrate will be pumped to the copper cleaner 3 flotation cells. The copper cleaner 2 tails will be discharged via a pinch valve to the copper cleaner 2 tailings hopper. The copper cleaner 2 tailings will then be pumped to the copper cleaner conditioning tank.

The copper cleaner 3 flotation circuit will comprise of two 5 m³ conventional flotation cells with a shared drive or tank cells with individual drives. Air will be added to the cells to produce a froth containing concentrate which will overflow the launder lips and with the aid of spray water flows to the copper cleaner 3 concentrate pump. The concentrate will be pumped to the copper concentrate thickener via the OSA. The copper cleaner 3 tailings will be discharged via a pinch valve to the copper cleaner 2 flotation feed.

Three sump pumps will service the copper flotation and copper regrind areas.

Copper and bulk flotation circuit performance will be monitored by an On-Stream Analyser (OSA). Samplers and pumps collect representative samples for analysis. The collected samples report to the multiplexer for controlled delivery to the OSA. The OSA will measure the copper concentration, gold concentration, iron concentration and slurry density of each of the 6 sample streams. Sample streams are returned to the process by use of a de-multiplexer. The sample streams measured in the copper flotation area are as follows:

•	Sulphidic tailing (with bulk scavenger tailing) (5);
•	Copper scavenger concentrate (2);
•	Copper 1 cleaner tailing (7);

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•	Copper flotation feed (6);
•	Copper final concentrate (8);
•	The sample streams measured by OSA in the bulk flotation area are as follows:
•	Flotation feed (4);
•	Bulk scavenger flotation tailing (3);
•	Bulk scavenger cleaner concentrate (2).

To complete metallurgical accounting the relationship that:

copper scavenger tailing = (7) + (2) + (8) – (6)

Accordingly:

bulk scavenger cleaner tailing = (5) – copper scavenger tailing; and

regrind feed = (4) – (3) – (1) – bulk scavenger cleaner tailing

The use of density meters, ultrasonic flow meters and the OSA assays will complete a balance in real time. Due to the variability of feed characteristics and the remoteness of the site, deployment of a photometric froth analyser has not been considered for this application.

17.2.7	Copper Concentrate Thickening and Filtration

Final copper concentrate will be pumped to the feed box of the copper concentrate thickener. The selected thickener is an 8 m diameter high rate concentrate thickener fitted with an auto-dilution feed system to increase the settling rate. Flocculant will be mixed into the feed slurry to increase the solids settling rate and maximise the thickener underflow pulp density. The concentrate slurry will be thickened to approximately 50% solids (w/w) and will then be pumped to an agitated concentrate storage tank by one of two peristaltic type pumps in a duty/standby configuration. The concentrate thickener overflow will gravitate to the copper circuit thickener overflow tank which will be preferentially used for water addition to the copper regrind and flotation circuit (due to the high pH), with excess gravitating to the to the process water tank. As acidic contact water is put in the process water the pH should neutralise, however this aspect will need to be analysed in greater detail during the next stage of project development; there is also the likelihood of problematic scale formation in the medium to long term that will need to be monitored by strategically placed scale coupons at the very least.

The copper concentrate thickener area will be provided with a sump pump to aid clean up and will pump to the copper thickener feed box.

The copper concentrate filtration section will consist of a 115 m3 agitated concentrate storage tank a single duty filter feed pump and a plate and frame type pressure filter with ancillaries. The concentrate storage tank is designed for a total storage capacity of approximately 8 hours at the design processing rate providing adequate surge capacity between the thickening and filtration unit operations.

The thickened concentrate slurry will be pumped from the concentrate storage tank to a quasi-batch operating mode pressure filter for dewatering. Due to the fineness of the material, a plate and frame pressure filter has been selected, and narrow chambers will be required to realise the target concentrate moisture content of 9%. A 1.2 x 1.2 m x 44 plate unit has been selected, that will also require a dedicated high pressure air compressor. The pressure filter will dewater the slurry to produce a filter cake containing nominally 9% (w/w) moisture and a filtrate containing minimal solids. The opening and closing of the plate pack will be achieved using a hydraulic mechanism. The filter will operate automatically with control effected using a dedicated vendor supplied PLC and operator interface system linked to the plant control system. The filtrate will be collected in the copper filtrate tank (via a blowdown vessel) and will be pumped to the concentrate thickener feed box.

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The dewatered filter cake will be conveyed to a bagging plant that will include two bagging machines in a single stream arrangement (duty/rotable standby). An intermediate hopper with a live bottom feeder and transfer conveyor will be provided as a surge ahead of the bagging machine such that a breakdown will not affect filter operation (there will be adequate surge between the discharge conveyor and hopper for the filter to complete a cycle). The bagging plants will consist of a simple gravity feed hopper, bagging frame (with weightometer) and roller conveyor; the bulk bags shall be manually deployed to the machines and the filled bags collected from the roller conveyor by a low profile forklift. The forklift will tram the bags (1.5 or 2t capacity) to the concentrate storage shed or direct load them on a flat-bed truck. These trucks will then transport the concentrate to the Port of Hopa, whereby concentrate bags will be laid down in a concentrate shed and then stuffed into containers for shipment. Containers will be stored on a hard stand at the port awaiting consignment in minimum 2,000 t lots (100 containers), and maximum 5,000 t lots (250 containers). As there are no accessible bulk facilities nearby the site, trans-shipment will be likely at a larger port in the region. As approximately 170 t of copper concentrate will be produced per day, the concentrate shed at site will need to hold at least 600 bags stacked no more than 2 high on pallets. For more information about the port facilities, please refer to Part 19.

The copper concentrate filter area will be provided with a sump pump to aid clean up, and the bagging plant/hardstand area will also have a sump pump.

17.2.8	Bulk Tailing Thickening and Filtration

Bulk flotation tailing will be pumped to the feed box of the bulk flotation tailings thickener. This tailing will be largely non-sulphic and is the preferred material for paste backfill. Flocculant will be mixed into the feed slurry to increase the solids settling rate and maximise the thickener underflow pulp density. The tailings slurry will be thickened in a 12 m high rate thickener to approximately 55% solids (w/w) and will then be pumped via the Main Adit to an agitated tailings storage tank located in the Maden Valley by one or two centrifugal (high head) type pumps in a duty/standby configuration (or a piston pump). The bulk tailings thickener overflow will gravitate to a thickener overflow tank which will be subsequently pumped preferentially to the main grinding circuit and excess will gravitate or be pumped to the process water tank.

The bulk tailing thickener area will be provided with a sump pump to aid clean up and will pump to the bulk tailing thickener feed box.

The bulk tailing filtration section will be located in the Maden Valley adjacent to the paste backfill plant. This plant will include two off 450 m3 agitated storage tanks, a single duty filter feed pump, and a plate and frame type pressure filter with ancillaries. The concentrate storage tanks are designed for a total storage capacity of approximately 10 hours at the design processing rate, providing adequate surge capacity between the thickening and filtration unit operations.

Due to the fineness of grind, dewatering of this material will require a significant investment in filtration. The selected plate and frame filter will have narrow chambers to provide good dewatering and discharge from which will be able to be directed to the paste plant or to a stockpile, which in turn will be able to be reclaimed to paste plant feed or loaded into trucks and dry stacked or mixed with waste (there will be an excess of approximately 35,000 t of this material per year) in the waste dump adjacent to the Maden Valley operating area. As the material balance of paste demand will vary, significant stock of dewatered tailings may have to be stored in the waste dump area before being rehandled into the paste plant.

As described above, there will be one plate and frame filter required, of selected size 1.5 x 1.5 m, 152 plates and 32 mm chambers. The filter will require its own high pressure air compressor and associated 40 m3 receiver. Utilisation of 80% has been assumed, hence cloth changes will have to be managed by the deployment of spare plates. The opening and closing of the plate pack will be achieved using a hydraulic mechanism. The filter will operate automatically with control effected using a dedicated vendor supplied PLC and operator interface system linked to the plant control system.

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The resultant filter cake will either be conveyed to the paste plant where cement powder will be added (at a set ratio) and mixed with water in the paste mixer to attain a desired paste density (approx. 75% solids w/w), or stockpiled/wasted. The paste will then pumped underground to back fill stopes.

17.2.9	Paste Backfill

In paste backfill mode, thickened flotation tailings are pumped from the storage tanks as described earlier to the paste backfill filters by a dedicated centrifugal slurry pump. The filter will discharge directly onto the paste backfill filter discharge conveyor and subsequently the backfill cross conveyor. This conveyor will be reversible and will be able to discharge either onto a stockpile or the paste backfill mixer feed conveyor.

There will be facility to reclaim stacked tails via a hopper equipped with a live bottom feeder and subsequently the paste backfill feeder conveyor, which will discharge onto the mixer feed conveyor. There will be a weightometer located on the mixer feed conveyor, which will provide instantaneous and totalised feed to the paste mixer and the process signal for cement addition.

Filtrate will discharge into blowdown hoppers and subsequently gravitate into the low sulphide filtrate tank. Filtrate will then be pumped back through the decline to the Low Sulphide Tailings Thickener.

Any gland water in the tailings dewatering and paste plant area will be supplied from the local potable water tank.

The paste backfill mixer feed conveyor will transfer the filtered tailings to the aforementioned paste mixer. Paste components will be directed to the feed chute of the paste mixer along with cement dosed at a proportion of the measured dry weight of feed (loss in weight control system). Cement will be transported to site via bulk tankers and pneumatically conveyed via a truck mounted pneumatic conveyor to the storage silos. Three 130 t capacity storage silos are to be installed. The silos will discharge via a rotary valve arrangement and then be pneumatically transferred into a small day silo (10 t). Cement will be withdrawn from this silo via a rotary valve and then conveyed and metered into to the dual shaft continuous mixer paste backfill mixer by a screw feeder. The mixed paste will discharge and fall into a backfill paste hopper via a static screen. From here the paste will be either pumped by a piston pump or gravitate to the underground reticulation system.

A water tank will be at the paste plant to supply water to the mixer, clean-up and be used for paste line flushing (via a high pressure pump). A dust system will also be applied to the mixing system.

17.2.10	Sulphidic Tailings Thickening and Disposal

Copper flotation tailings and bulk cleaner tailings will be pumped to the sulphidic tailings thickener. This thickener will be a 10m diameter high rate thickener which includes automatic feed dilution.

Flocculant will be added to the thickener feed line and feed well to assist settling suspended solids. The thickener will be equipped with a bed level device to measure bed level and provide a process variable signal for the flocculant addition control.

A bed pressure sensor will be fitted to the thickener base to measure the bed pressure. There will be two underflow lines which will discharge into the tailings thickener hopper. Underflow density will be controlled by varying the valve opening of the duty underflow line. The thickened underflow pulp will then be pumped to the tailings storage facility.

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Thickener overflow will report to water treatment circuit. An area sump pump will return any spillage back to the process.

The flotation tailings storage facility (TSF) will be a valley fill land form with tailings discharged via single point discharge. Supernatant water recovered from the tailings storage facility will be pumped from the dam to the to the process water dam in the plant. The TSF will be discussed in greater detail in Part 18.

17.3	Water Treatment

Water management around the site will be of paramount importance and controlled by a series of dams and pumping systems. The process water system and other water service systems will be described in more detail in section 17.6; however, these are intimately mixed with the water treatment strategy. Essentially all excess contact water will make its way to the contact water pond located adjacent to the process plant. If the site is in negative balance the water will be pumped to the process water tank (or back to the TSF via the tailings pumps). If water balance requires more raw water, the treated contact water may be used for such, or if the water balance is completely positive, then the water from the water treatment plant will be discharged into the stream adjacent to the plant (as per specifications discussed in Part 20). At this stage the design basis for the water treatment plant is based upon the ability to manage a peak flow of 200 m3/hr, which is the equivalent of a 10 year storm event falling on contact areas; for larger events the additional water will be pumped to the TSF and then decanted back to the contact water dam. With respect to the water quality to be treated, the anticipated effects of contact include:

•	Turbidity (allowance has been made for 3% solids feed);
•	Low pH due to AMD from PAF waste or tailings; a feed pH of 4 has been assumed;
•	Heavy metals as by-products of AMD (iron, zinc, copper, arsenic, lead);
•	Organics in the form of residual flotation reagents or lubricants/fuel.

Dependent on the flotation reagent scheme water treatment of the process water is sometimes required to remove deleterious constituents that would otherwise be detrimental to the flotation process, which is an added benefit of having this plant. Of particular concern would be any build-up of copper in solution that may activate zinc or pyrite (thus affecting concentrate grade).

Without detailed water analysis the specific treatment requirements cannot be accurately identified. These will need to be ascertained in future test work for design purposes. The water treatment plant proposed is however fairly robust. Water will be withdrawn from the contact water dam and pumped to the first of three small reactors. To these (stainless steel) reactors will be added lime and air (to oxidise) in order to take the pH up to 7.5, which will drop out acid and heavy metals in the form of solid gypsum, jarosite, scorodite (if arsenic present), and metal hydroxides. Any inert solids entering the system as a result of turbidity will form nuclei for precipitation and this assist in this process. If there is insufficient turbidity then some back-mixing may be required by a seed pump. If manganese is present at non-spec concentrations, ozone may also need to be sparged into the tank to oxidise such and the pH driven slightly higher (then re-adjusted with acid before discharge). Reactor product (dilute inert slurry) will be pumped to two stages of clarification whereby the second stage underflow will be used to seed the first stage, and back mixing to individual feeds will also be possible to ensure that sufficient bed masses are maintained in these units to ensure clear overflow. Final clarifier overflow will then be pumped to a two stage carbon adsorption unit (loaded carbon put in drums and discarded or sold as fuel) and subsequently to a sand filter unit (two sand filters in series) before discharge into the local stream. Filter backwash will be recirculated to the clarifiers.

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Oil and any other immiscible organics will be skimmed off the top of the first clarifier and sent to an oil separator; water being recirculated to the clarifier feed hopper and the organic being stored in a tank for off-site disposal (oil recycling).

17.4	Reagent Mixing, Storage and Distribution

The following reagents will be used in the treatment facility based on the metallurgical testwork undertaken until present:

•	Flocculant;
•	Sodium isopropyl xanthate (SIPX);
•	Aero 3418A;
•	Aero 7249;
•	Aecetic Acid;
•	MIBC (or equivalent) Frother;
•	Cement;
•	Hydrated Lime.

Sulphuric acid will be required if pyrite concentration is to be considered in the future.

Table 17.1	Details of Reagent Systems

Reagent	Packaging	Mixing	Storage	Dosing
MIBC	1,000 litre IBC	N/A; 0.2 m³ head tank	4 x IBC	Auto needle metering valves from header
Sodium Isopropyl Xanthate (SIPX)	1,000 kg bags	Bag splitter to 5.0 m³ enclosed, ventilated, agitated tank, 10 m³ storage tank	2 sea containers	VS metering pumps
Hydrated Lime	Bulk	2 systems. feeder to 5 m³ agitated mixing/20 m³ storage tanks	3 x 30t silo	Circulating pump, ring main, dosing valves
Aero 3418A	1,000 L IBC	N/A; 0.2 m³ head tank	2 x IBC	Circulating pump, ring main, dosing valves
Aero 7249	1,000 L IBC	N/A; 0.2 m³ head tank	4 x IBC	Circulating pump, ring main, dosing valves
Acetic Acid	1,000 L IBC	N/A	2 x IBC	VS metering pumps
Flocculant	25 kg bags	50 kg hopper, feeder, wetting head, 2 m³ enclosed, agitated mixing tank	5 m³	VS metering pumps (one to each thickener plus common standby)
Antiscalant	1,000 litre IBC	N/A	N/A	TBA

17.4.1	Flocculant Mixing, Storage and Distribution

Flocculant mixing will be conducted using an automated system. The mix system will comprise of a feed hopper, screw feeder, low pressure blower with heated cone, wetting head and a 5 m³ mixing tank with agitator. Mixed solution will then be transferred to a 10 m³ capacity storage tank. The mixed solution will then be pumped to the copper concentrate, sulphidic tailing and low sulphide tails thickeners, and the water treatment plant clarifiers by use of dedicated variable speed helical rotor type pumps.

Flocculant powder will be manually transferred from the reagents shed in 25 kg bags to the storage hopper. Flocculant will be dispensed from the hopper using a fixed rate screw feeder into heated cone and then pneumatically conveyed to the wetting head located above the mixing tank. Flocculant is then to be mixed with fine jets of high pressure water at the wetting head which then discharges into the mixing tank. An agitator is used to assist in the wetting and curing of the reagent and works on a timer basis.

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17.4.2	Aero 3418A Storage and Distribution

Aero 3418A will be used as a collector in the copper flotation process. The reagent is delivered to site in 800 kg IBC (1,000 L). The reagent will be pumped from the IBC to a storage tank by an air operated transfer pump. The reagent will then be dosed neat to the copper flotation process by duty and standby metering pumps. This reagent is considered flammable and will need to be stored outside the main building. Design will need to address hazardous ratings of this chemical.

17.4.3	Aero 7249 Storage and Distribution

Aero 7249 will be used as a collector in the bulk flotation process. The reagent is delivered to site in 800 kg IBC (1,000 L). The reagent will be pumped from the IBC to a storage tank by an air operated transfer pump. The reagent will then be dosed neat to the bulk flotation process by duty and standby metering pumps.

17.4.4	SIPX Storage and Distribution

Sodium isopropyl xanthate will be used as a collector in the bulk flotation process. The reagent is delivered to site in 900 kg bulk bags or 120 kg drums. It has been assumed that bulk is available and a bag breaker arrangement will be deployed (the alternative a drum tipper). An extraction fan will collect dust from the mixing system, to where it will be returned. Bulk type bags will be transferred from the store to the reagent mixing facility. A hoist will be used to move the bag into the enclosure. The bag will then be broken and its contents will be mixed with raw water to prepare a solution containing 10% SIPX. The bag contents will fall into a 10 m3 mixing tank, mixed on a timer basis before being transferred to a 20 m3 holding tank. The reagent is then dosed to the bulk flotation process by duty and standby metering pumps.

17.4.5	MIBC Frother Storage and Distribution

MIBC Frother or some other appropriate reagent will be used as a frother in the bulk and copper flotation process. The reagent will be delivered to site in 800 kg IBC (1,000 L). The reagent will be pumped from the IBC to a storage tank by an air operated transfer pump. The reagent will then be dosed neat to the bulk and copper flotation processes by duty and standby metering pumps. MIBC is a flammable hazardous good and will have to be stored outside the main building; the pumps will also need to be hazardous rated.

17.4.6	Acid Storage and Distribution

Acetic acid will be used to balance the water treatment if pH has to be taken slightly alkaline to drop out some deleterious elements. The reagent will be delivered to site in 1,000 L IBC. The reagent will be pumped from the IBC to a storage tank by an air operated transfer pump. The reagent will then be dosed neat to the sand filter feed hopper.

17.4.7	Lime Mixing, Storage and Distribution

Hydrated lime will be delivered to site by bulk delivery trucks. The hydrated lime will be transferred to the site lime silos pneumatically. Two silos will be installed and combined will have a maximum holding capacity of approximately 60 tonnes.

The hydrated lime will be mixed in an automated mix type process. For each silo, a rotary valve will deliver hydrated lime at a metered rate to a screw feeder which will deliver the reagent to a 5 m3 capacity agitated mixing tank. The lime will be mixed with raw water to a mix concentration of 20% w/v. Upon completion of a mix the mix tank contents will be pumped to an agitated 20 m3 capacity storage tank by use of a lime slurry transfer pump. The lime slurry will then be pumped from the storage tank to the processing facility by a ring main type system. Lime slurry addition to each point will be by an on/off solenoid valve and pH probe arrangement.

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An equivalent system will be deployed at the water treatment plant, which may be used as a back-up if there is a fault in the system at the main plant. Similarly, the systems could be integrated during detailed engineering if the respective plants become close enough to allow for a common lime ring main. Additionally, final pH adjustment at the water treatment plant may require the use of some soda ash (in order to keep total hardness under control). This has not been included at this stage however.

17.4.8	Cement Storage and Distribution

Cement will be delivered to site by bulk delivery trucks. The cement system has been described earlier in section 17.2.9. A plasticiser has not been identified as necessary for paste production at this time.

17.5	Air Services

17.5.1	High Pressure Air

The high pressure air (HPA) requirements for the plant are met by two plant air compressors which operate on a lead and lag arrangement. The air compressors will contain integral driers to dry all produced air. The produced air will be fed directly into the Plant Air Receiver for reticulation to the process plant. Additional air receivers will be located throughout the processing facility to minimise any process flow interruptions. The copper concentrate filter will require its own compressor running at high pressure (approx. 1,200 kPa), linked to a large receiver.

At the paste plant the filter will need a large high pressure air compressor and associated receiver. The rest of the South Valley area will be serviced by a similar arrangement to that of the Main Plant, however there will be only one (modestly sized) compressor.

17.5.2	Low Pressure Air

Low pressure air (LPA) is used in the flotation process. The low pressure air required will be supplied by two pairs of flotation blowers. The two different sets of blowers will operate at different pressures to accommodate the variation in break out pressures of the flotation cells. This arrangement can be further investigated in detailed design. Each blower will be fitted with a variable speed drive controlled to maintain a constant header pressure.

17.6	Water Services

Water management challenges have been described earlier. Water supply and the site (global) water balance will be discussed in detail in Part 18, however much of it is expected to come from mine dewatering. Some water will be harvested from the local creeks where possible, but generally the small size of the intended reservoirs (mainly intended for flow control and secondary spill containment) and the seasonality of rainfall (it rains in the cooler months) will make them inadequate for a main source of supply.

Generally tanks will be used for water storage due to the terrain (no suitable places for shallow water storage dams) and it will be intended to use the latent capacity of the TSF to store some water as well.

Water in process areas will drain to bunds and be used in process. Water falling on infrastructure areas (including roof drainage) will gravitate to appropriate catchment dams as contact water. In the North Valley will be located the main contact water dam, which shall be adjacent to the water treatment plant. Excess water will be discharged back into the creek, but for the main contact water will be diverted for use as process water or raw water when treated. Careful deployment of diversion drains will minimise the footprint of the contact water areas. Diversion drains will also be around the perimeter of the TSF and Waste Dump. Water falling within the TSF will be collected and simply used as process water. Water falling onto the Waste Dump (and the south valley infrastructure area) will drain to a dam adjacent to such (at the toe of the Waste Dump) and be pumped to the contact water dam in the North Valley.

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17.6.1	Raw Water

Make up raw water requirements will be supplied from either bores or from a river supply (harvest weirs). The raw water will be pumped to a raw water tank of 500 m3 capacity. Raw water will overflow the raw water tank to the process water tank. Two off raw water pumps (duty and standby) will distribute water to the processing facility. The raw water is used for the following:

•	Process Water Make Up;
•	Gland water;
•	Filter cloth washing;
•	Reagent mixing;
•	Water treatment and fresh water preparation;
•	OSA requirements.

17.6.2	Gland Water

Gland service water will also be supplied from the raw water tank. Two multistage centrifugal gland water pumps arranged in a duty and standby arrangement distribute gland water to the required pump glands within the processing facility. Gland water requirements at the paste plant will be supplied via potable water via a separate tank separated from the potable system via an air break.

17.6.3	Fire Systems

Raw water feed will also be directed to a fire water tank located above the processing facility. Fire hydrants and hose reels will be deployed at appropriate locations around the site, as will fire extinguishers to meet Turkish and FM Global standards (except conveyor deluge). VESDA foam systems will be deployed in MCCs and switchrooms.

17.6.4	Potable Water

The potable water will predominately be used for human consumption and safety showers. Potable water will be produced by processing of raw water filtration. The specific water treatment requirements will only be determined based on the suitability of the raw water supply. The treated water will be stored in a 30 m3 capacity potable water tank. This potable water will also service the safety shower requirements. Potable water will also be pumped to a separate tank in the South Valley portal area for uses in offices, ablutions and gland service (from a separate tank).

17.6.5	Process Water

Process water requirements will be met by raw water and recycling return process water from the thickeners, contact water, partially treated water and decant return water. The overflows from the thickeners will report to the process water tank. The process water tank will have 600 m3 capacity and be fitted with two process water pumps arranged in a duty and standby configuration that distribute process water to the processing facility.

Process water is used in the following:

•	Grinding and classification;
•	Flotation spray water;
•	Flocculant dilution and thickener spray water;
•	General hose down requirements.

17.6.6	Water Storage and Harvesting

As discussed above, several dams will be located across the property. These dams are summarised below:

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Table 17.2	Water Storage /Control Dams

Type	Storage Size	Source	Use
Contact Water	Lined 3,000 m3 Dam	Off-bund drainage in process areas and ROM pad; South Valley collection	▪ Recycled to process water ▪ Treated for use as raw water ▪ Discharged
North Valley East	Weir	Upstream flows	▪ Flood control ▪ Minor water harvesting ▪ Secondary containment of TSF toe dam overflow
North Valley West	Weir	Upstream flows	▪ Flood control ▪ Minor water harvesting ▪ Secondary containment of contact overflow
TSF Toe Dam	Lined 700 m3 Dam	Underdrainage	▪ Pump to process water
South Valley East	4 m weir	Upstream flows	▪ Flood control ▪ Water diversion over orebody ▪ Minor water harvesting
South Valley Toe Dam	Lined 1,500 m3 Dam	Waste dump and South infrastructure area	▪ Pump to contact water dam
Maden Valley	2.5 m weir	Upstream flows	▪ Flood control ▪ Water diversion over orebody ▪ Secondary containment of South Toe Dam overflow

17.7	Plant General

The climatic conditions experienced at the Hot Maden Project site are typical of temperate alpine regions in northern latitudes with a continental climate. For this reason a degree of winterisation is necessary and much of the plant is to be built in uninsulated sheet metal buildings; for this reason and where practical mono-rail, davit or gantry cranes will be installed. In general a maintenance hoist will be provided to service the major wearing components and other key maintenance activities. Plant outside of buildings will be services by mobile cranes. The site is not sub-arctic however, so some parts of process will be completely outdoors (e.g. thickeners) and conveyors will be in galleries.

The process will not have significant hazardous materials deployed. The flammable reagents are minor and dangerous gas formation will be very unlikely (carbon disulphide formation as a result of xanthate denigration being possible but unlikely). The process will have a slight odour however, hence forced ventilation fans will need to be put in the main building, and some ventilation will be required in the filter building. Heating and cooling of process buildings will be unnecessary.

Small bore or intermittent demand pipes external to buildings will require heat tracing and lagging in order to avoid freezing during winter. The safety shower system will also need to be lagged and the header tank temperature modulated.

All wet area floors will have a bunded wall sump to collect any spills and also isolate such from other areas to enact chemical control. Sump pumps will return any process spillage or clean-up into the surge at the head of the demarcated area or as appropriate into an intermediate receptacle.

17.7.1	Control System

The general control philosophy for the plant design is one with a moderate level of automation and remote control facilities. Instrumentation will be provided within the plant to measure and control key process parameters to minimise operator intervention in standard start-up functions, and to provide key monitoring and control to minimise process excursions, thus maintain steady operation.

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The main control room, which will be located adjacent to the Grinding and Flotation Areas, will house two PC based operator stations (HMI). Both of the HMI’s will act as the control system supervisory control and data acquisition (SCADA) servers as well as configuration/operator stations. The control room will provide a central area from where the plant is operated and monitored and from which the regulatory control loops can be monitored and adjusted. All key process and maintenance parameters will be available for trending and alarming on the process control system (PCS). Control rooms will also be provided at the Crushing area and Paste Plant area, where one HMI is to be located at each location.

The PCS that will be used for the plant will be a programmable logic controller (PLC) based SCADA system. The PCS will control the process interlocks and PID control loops for non-packaged vendor equipment.

All drives will have local control stations with start and stop buttons adjacent to the drive to provide local control for maintenance. Selected drives will also be remotely operable from the control room via the operator interface terminal. The operating status of all drives will be displayed on the operator interface mimic pages. Any drive fault will be reported by the control system and an alarm is initiated and logged.

17.8	Projected Energy, Water, Process Material Requirements

The projected energy, water and process material requirements are itemised in Table 17.3.

Table 17.3	Projected Energy, Water and Material Requirements

Item	Usage
MIBC (kg/t)	0.060
SIPX (kg/t)	0.085
Hydrated Lime (kg/t)	2.5
Aero 3418A (kg/t)	0.018
Aero 7429 (kg/t)	0.031
Acetic Acid (kg/t)	0.001
Flocculant (kg/t)	0.031
Antiscalant (kg/t)	TBA
Cement (kg/t)	41
Grinding Balls (80 mm) (kg/t)	1.72
Power (kWh/t) (process plant and plant infrastructure)	71
Water (m3/t) (process plant only)	0.44

17.9	Deferred/Sustaining Capital

No additional capital is envisaged for this Project beyond tailings dam lifts (refer Part 18), minor projects and replacement of mobile plant over the life of mine. Space has been allowed for in design for potential addition of pyrite concentration and/or sphalerite concentration.

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18	PROJECT INFRASTRUCTURE

18.1	Introduction

The Project is a greenfield site. Some infrastructure that has been used for exploration activities exists in the Maden Valley; however, this is very limited and could only be considered for low level pioneering activities. The facilities that have been installed on site to date include:

•	Small Accommodation building that includes messing facilities;
•	A driller’s fly camp;
•	Main Office;
•	Fuel Handling Facilities;
•	Core cutting and storage/logging areas;
•	Power supply;
•	Stores;
•	Sewage treatment facilities;
•	First Aid station.

The proposed mining area is accessible by an existing all weather partially sealed and gravel road. The proposed plant area is accessible only by foot. The expansion of the existing accommodation camp will not be considered due to the proximity of private lands, so it is intended to put the bulk of new facilities in the valley to the immediate north (Saliçor Valley) and limit the impact on the valley above the orebody itself. As such the infrastructure that will be above or adjacent to the orebody will be limited to:

•	Mine ventilation fans;
•	A water control weir and diversion pipelines;
•	A mine servicing area located on a small plateau above the valley floor in forestry lands. At this servicing area will be the mine equipment workshop/intermediate store, mine production offices, first aid station, mine worker ablutions (including sewage treatment) and fuel facility;
•	The mine waste dump and contact water catchment dam;
•	Gatehouse;
•	An existing track from Maden Valley to Saliçor Valley will be upgraded and provide access to the service area;
•	Tailings dewatering and paste backfill plant.

The balance of the infrastructure will be located in the Saliçor Valley and will include:

•	Site access road;
•	Access roads linking the TSF, accommodation areas and administrative areas with the process plant;
•	The ROM pad;
•	The processing plant;
•	Concentrate storage;
•	Accommodation village and associated catering facilities;
•	Plant maintenance workshops;
•	Warehouse;
•	Administration buildings;
•	Laboratory;
•	Reagents storage building;
•	Main fuel farm;
•	Communications;

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•	Site change house;
•	Security facilities and infrastructure;
•	Water supply system;
•	Sewage treatment facilities;
•	Tailings storage facility;
•	Water treatment plant;
•	Water control weirs;
•	Mines rescue/firefighting building and equipment.

18.2	Mine Infrastructure

Underground mining operations will be overseen out of a facility located near the South Portal in the Maden Valley. These facilities will include:

•	Shift and mine supervisory (including mobile plant maintenance) offices and meeting/training room;
•	Ablutions and small change house (the main dry facility will be in Saliçor Valley, however minor facilities will be available at this location for itinerant maintenance or other personnel);
•	The underground mine equipment workshop. This workshop will include four bays, one 5 t overhead crane, one pit, an external hardstand, waste oil tank, tool store, auto-electrical shop and welding shop;
•	Intermediate store for mobile plant, tyres and other mine related spares;
•	Intermediate fuel and lubricant facility;
•	Lunchroom for surface workers;
•	First aid and mines rescue facility;
•	Mosque;
•	Go-line for shift change.

There will also be a truck washdown facility with oil separator, with effluent gravitating to the contact water toe dam. Compressed air for the workshop will be supplied from the tailings de-watering plant, although there will be a receiver at the workshop.

18.3	Processing Plant Buildings

The process plant buildings will be constructed of stick steel and concrete. Due to the severe terrain cut will be minimised by vertical walls (combination of concrete blockwork, pre-cast or slip form and gabion style retaining walls) and the fill will generally be used for weir and TSF construction. All plant buildings will have gabled rooves and be of suitable design to handle the maximum expected snow loads. HVAC requirements have been discussed in Part 17, but essentially a dust extraction system will be required over the SIPX mixing unit and the main building well ventilated due to odours and dust. Lighting will be imparted by high bay lighting suspended on winch arrangements (back to the walls) above the line of the gantry cranes.

The Crusher building will be of steel construction of independent portal design open at one end for free movement of crane and free ventilation. Conveyors will be galleried.

The main process plant building will be recessed into the hill-side and have a significant concrete wall on one side. Two gantry cranes will be installed inside this building on crane rails attached to the building. The building shall be steel construction of portal design with independent footings and structure to the rest of the plant. There will be an annex to this building that will be three stories high along the north eastern side, which will house the OSA, control room, MCC, transformers and main switch board, ablutions and plant offices. There will be two accesses on the ground level, large enough to allow access for small trucks, a small front end loader/IT to clear scats and access to crane drop down bays.

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The other two substantial buildings in the plant area will be the concentrate filter building and the concentrate storage shed, located on a terrace below the main plant building pad. The filter building will have a small annex building within that will contain the area control room, ablutions and electrical distribution room.

The copper concentrate building will be of steel construction and have a sliding steel door for access to the crane drop down zone and movement of product bags onto flat semi-trailer trucks for transport to Hopa port.

In the Powerline Valley the tailings filter and paste plant will be contained in a common building (again including area control room, ablutions and electrical distribution room).

18.3.1	General

There are three types of buildings being proposed for the processing plant, namely the steel portal frame type, concrete masonry type and the prefabricated modular construction type. The portal frame buildings will consist of steel members assembled in portal frames with insulated or plain steel sheeting panels serving as both side cladding and roof cladding. The steel frames will be founded on reinforced concrete foundations with concrete floor slabs where the thickness of the floor will vary depending on the loads associated with the use of the building. The choice of portal frame construction was based on its ability to offer open and internal column free spaces necessary for typical storage and workshop areas. Structures within the buildings will be independent of the building structures themselves.

The prefabricated modular buildings consist of modular panel walled units with pitched roofs supported by concrete floors. The building construction type was chosen for its cost effectiveness and rapid assembly. The use of this building type is for some of the inhabited buildings on the site such as offices, accommodation and ablutions. Prefabricated ablutions and break rooms will be located at the crusher and water treatment plant, and adjacent to the stores and workshop areas.

Concrete masonry unit type constructions have been assumed for some specific applications, such as the main plant annex, due to the requirements of transformer explosion proof walls and ease of construction.

18.3.2	Main Stores/Warehouse

The plant warehouse building will be will be a portal framed and clad building 15 m wide x 30 m long with an eaves height of 5 m and is reserved for the storage of all general items such as process plant spares (and some mine equipment spares). Two large roller doors will be provided for access. A prefabricated (furnished) annex office with dimensions 12 m x 3 m will provided adjacent to the stores building. An allowance has been made to provide a security fenced compound 20 m long by 45 m wide behind the stores which allows for storage area outside the warehouse building for large items. The stores will be suitably furnished with shelving, forklift and stacking equipment, hardware and system support equipment.

18.3.3	Workshop for Process Plant

The plant workshop building will be will be a portal framed and clad building 15 m wide x 15 m long total with a prefabricated office building for maintenance staff. The building is situated on the western side of the plant. The workshop will be used for general maintenance of plant equipment and will be equipped with an overhead crane with a capacity of 5 tonnes, and tools and equipment suitable for maintaining the plant.

The workshop and warehouse will include an outdoor wash bay a machine shop, welding shop, and electrical/instrumentation work area. Waste oil storage will be provided for removal and disposal to an approved facility.

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18.3.4	Plant Reagents Building

It is proposed to have one plant reagents store buildings located close to the plant to allow for storage of reagents. The building will be portal framed approximately 5 m wide x 14 m long total with cladding on the roof and on the windward side only. The reagents storage sheds have been sized for approximately four weeks stock holding with the balance of reagents to be kept inside containers and transferred each week into the reagent store sheds. The building will be partitioned where necessary to separate reagents between flammable liquids, SIPX and miscellaneous chemicals (including inert materials). The reagent storage shed will also be segregated in accordance with dangerous goods guidelines ensuring incompatible reagents are not inadvertently stored in close proximity to one another. The containers will be located in an outside location on a gravel hard stand area.

The reagent storage philosophy is described in the table below.

Table 18.1	Reagent Storage Philosophy

Reagent	Units	Annual Consumption	Stock Holding	Required Storage Shed Area	Storage Philosophy
Flocculant	tonnes	25.6	3.0	5 m2	25kg bags on 1t pallets
MIBC (Frother)	litres	67,500	6,000	10 m2	1000L IBC (flammable)
SIPX (Collector)	tonnes	76.5	20.0	30 m2	1t Bulk bags or 120kg drums in 20t sea container
Aero 3418A	litres	14,720	3000	5 m2	1000L IBC (flammable)
Aero 7249	litres	24,500	6000	10 m2	1000L IBC (flammable)
Hydrated Lime (processing)	Bulk tonnes	2,250	120	N/A	Bulk tanker delivery into silos
Hydrated Lime (Water Treat)	Bulk tonnes	350	60	N/A	Bulk tanker delivery into silo
Cement	Bulk tonnes	18,000	180	N/A	Bulk tanker delivery into silos
Grinding Balls	Drums (~900kg)	1,550	150	50 m2	Laid down in yard
Miscellaneous	tonne		~6	10 m2	Miscellaneous dry bags/drums on pallets.

Bulk reagents have been described in greater detail in Part 17.

18.4	Administration and General Buildings

18.4.1	Main Administration Office and Amenities Area

The administration building will be a two-storey building of steel and concrete blockwork construction; and will house approx. 100 staff. The administration building is approximately 800 m2 on two levels, including space for engineering, geology, mining and administration personnel. The General Manager and Heads of Departments will also have offices in this building and there will be large open plan areas for administration and technical services staff. The building will also contain a prayer room, small kitchen and meals area, meeting rooms and ablutions.

18.4.2	Laboratory

A laboratory will be located in a separate building at the east end of the concentrate building. It will be equipped to perform daily analysis of mine and process samples including fire assaying. A sample preparation shed will be also located adjacent to laboratory.

18.4.3	Change House and Main Ablutions Building (Mine Dry Facility)

Personnel will be dropped at a meeting point adjacent to the main change house before the commencement of their shift. The change house and ablutions will be of two-storey portal steel frame construction. The change house will be equipped with lockers and baskets for approximately 220 personnel. This will include a lamp room, briefing room and first aid room on the ground floor. This facility will generally be used by those who will work underground or in the Powerline Valley. Once changed and kitted, these workers will be bussed to the Powerline Valley Go-line. Plant and workshop (Saliçor Valley) workers will walk to their place of work from this muster point.

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18.4.4	Security Gate House and Control Points

The security gate house will be located where the main access road into the plant passes through the perimeter fence system. There will be a boom gate at this location for vehicles. A swipe card system will operate for both vehicles and personnel with continuous monitoring by a security guard. The main guard house will also accommodate security administrative functions and issue of access cards. This building will contain ablutions and first aid facilities. A carpark for private vehicles will be located near the main gate house and workers not bussed in from Artvin will be picked up here and transported to the main muster location; there will also be pick-up and drop off at the camp and main administration buildings.

Small gate houses will be located at the surface entrance to the Powerline Valley infrastructure and at the UHV switchyard near the north east access track. Fencing will run from roads back into landforms in order to inhibit uncontrolled entry to site.

The TSF and waste dump will be encircled by stock fencing and have uncontrolled (locked) gates.

18.5	Accommodation Village

The accommodation village will have three levels of accommodation, that being, management quarters, senior quarters (shared ablutions), and junior bunkhouses. Due to the tight terrain two storey constructions will be used where appropriate.

Although there is expected to be a workforce of approximately 460 person, allowance will be made for only 152 persons. It is expected that the balance will be housed in private accommodation in Artvin or nearby villages. It is not expected that any women will be housed at site.

Junior Accommodation

Junior accommodation will be housed in two buildings approx. 65 m long, 7.5 m wide* (*one building with annex at bottom story for Junior Mess, TV room and laundry); double story. The three accommodation levels (two in one building one in the other) will accommodate 80 men in 20 rooms 3 m x 4.5 m, containing 2 bunk beds, desk and lockers; i.e. 240 men all up. Two ablution rooms will be on each level containing 6 showers, 6 basins, 6 toilets and 1 urinal.

Senior Accommodation

Senior accommodation will be housed in two buildings approx. 65 m long, 7.5 m wide* (*one building with annex at bottom story for Senior Mess, AV room, laundry and camp offices); double story. The three main accommodation levels will have approx. 15 single rooms (3 m x 3 m with shared 1 m x 3 m ablution containing 1 toilet, 1 basin, 1 shower), i.e. 45 in total.

Management Accommodation

2 single storey buildings 35 m x 6 m with 7 accommodation quarters, 6 m x 5 m.

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Figure 18.1    Example of Two Storey Accommodation Complex

Accommodation requirements have been determined by manpower resourcing calculations used as the basis for capital and operational cost estimation.

Personnel for construction and operations will be from Artvin and the surrounding communities. It is assumed that number of personnel will be transported for construction and operations by means of daily road transport which will reduce the required onsite camp capacity.

18.5.1	Restaurant and Recreation Facilities

The messing facilities will be integrated into the main accommodation blocks as described earlier. Each mess will have its own kitchen and all workers will be supplied a meal mid-shift in the dining room or via packed crib. The only extra buildings required in the camp area will be a recreation centre (café style with pool table, soccer table, big screen TV, table tennis and a gym) and a mosque. No alcohol will be served on site. Car parking will be limited to site vehicles and private vehicles will be discouraged. The restaurant facilities will provide the configuration of seats and meals production as outlined in Table 18.2.

Table 18.2    Restaurant Capacity Summary

Description	Junior Mess	Senior Mess	Final Allowance
Seats Available	150	120	270
Cooking capacity/shift	180	150	330

The cooking facilities will be required to produce meals on a two-shift basis, seven days per week.

18.5.2	Accommodation Power Supply

The power supply for the accommodation facilities will be from the main supply; however, a back-up power supply will be installed for refrigeration and essential services. The generator will be a 200 kVA unit to supply an emergency power demand of for the accommodation, messing and administration facilities.

18.6	Roads and Civil

The main access to site is from Artvin through regional paved roads (Erzurum Artvin Yolu; State Road D950). This road is single carriageway, winding with some isolated steep grades; however, the road is well paved, generally in good condition and easily passable by commercial trucks. Once in the Maden Valley the quality of the roads deteriorates and is much narrower and unsealed in places. There are areas where buildings are quite close to the road. Steep cliffs spall rubble onto this road on occasion.

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Artvin city centre is approximately 70 km away from Yukarimaden village; of which 58 km of this road are maintained and operated by the state. INR completed a detailed assessment of the condition of the road from Artvin to intersection to the Yuarimaden road and noted that the road is in good condition (as described in INR report INR-017-015-REP-001-R1).

Figure 18.2   Yukarimaden Access Road - Intersection at Main Road

From the intersection at the main road to Yukarimaden village it is obvious that the road access will need improvements for the construction and operations.

Figure 18.3    Yukarimaden Access Road

Due to the extensive tunnels between the coast (or indeed Erzurum), the size of the supply trucks utilised for construction and operations will be limited to loads of 4 m high (on a drop deck trailer) by 4.0 m wide by 12 m long, with a maximum weight of 75 tonnes. For major equipment, an investigation on access to the site and confirmation on the maximum load size permissible over several routes should be performed during the next phase of the Project. Generally, transportation will need to be limited to medium gross vehicle weight (GVW) trucks with 18 tonne maximum loads to safely access the site and precautions such as utilisation of pilot vehicles will need to be utilised.

The outcome of road surveys into site has concluded that upgrading the existing Maden Valley Road will be excessively costly due to the steep canyon that it winds through at the beginning, and the close proximity of houses and other building to the road. Similarly, the access road to Saliçor Valley is extremely poor with very tight turning circles and steep grades. As a result it has been decided to build a new road and tunnel access directly into the Saliçor Valley and avoid any further upgrade to the existing municipal road. Shortly after the turn off depicted in Figure 18.2 a 2.3 km long tunnel will be built to civil standard (see below). From there a new road will traverse along the valley to the plant and infrastructure areas. Access to the mine and Maden valley will be generally be via the Main adit from Saliçor Valley, however the road between the Yukarimaden road and the forestry track that traverses Powerline Valley will be upgraded to allow emergency egress to the Mine Infrastructure/South Portal Area and access the ventilation fans. The forestry track from Powerline Valley to Saliçor Valley will also be upgraded.

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The main access road network will provide access to the plant facilities, accommodation camp and other facilities. There are a number of access tracks that will be required to service the bore field and TSF area. These access tracks will be simple, cleared and graded natural earth tracks. Figure 18.4 below depicts the proposed route of the main access road and internal roads within the site.

Figure 18.4    Road Plan

Road construction standards are depicted in Figure 18.5 and Figure 18.6 below. Unsealed roads will be similar in formation (essentially chip seal will not be applied), narrower where necessary (single one way carriage where terrain is tight), head ditches seldom used, rectangular drainage ditches where necessary (simply dug with an excavator and lined with rip rap where not on competent material) and windrows used rather than crash barriers.

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Figure 18.5    Typical New Road Cross Section

Figure 18.6    Typical Tunnel Cross Section

The areas surrounding all new facilities will be cleared of trees and bushes and rough graded to positively drain prior to construction. Top soil, root matter and organic materials will be removed from all areas where buildings, roads, yards and services are to be constructed. All fill pads or embankments will be compacted to a minimum of 95% of the modified Proctor density. Other areas are also to be compacted to a 95% standard Proctor density with ±2% optimum moisture content, unless otherwise approved by a geotechnical engineer.

All embankments over 2 m in height will be keyed into the existing subgrade or otherwise protected against sliding. Rough grade elevations for roads and areas where structures are to be built will be set a nominal 300 mm below finished floor elevations of buildings, and 150 mm below the finished grade of roads and site grading benches. Where paving or other permanent surface will be required, the rough grade will be cut to a minimum of 150 mm below the finished grade. Bench finished grading will be at a minimum of 150 mm below the adjacent floor slabs. Culverts will consist of a HDPE pipe or galvanised corrugated steel pipe. Culverts will be designed using inlet and outlet control hydraulic criteria utilizing prefabricated end sections or rock masonry.

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Access/maintenance roads will match roadway widths of existing-like roadways and will be no less than 8.0 m wide. Roadways will be either crowned at 2%, or one directional with a 2% cross slope. The minimum longitudinal slope will be 0.50%, as required for drainage. The maximum longitudinal slope will be 9%. Roads will be designed for 35 km/h maximum design speed. A minimum of 12 m long vertical curves and a minimum of 20 m radius for horizontal curves along the centreline will be used in the roads design. Roads will be constructed with a minimum 150 mm top surface consisting of 25 mm aggregate base coarse material as the wearing surface.

18.7	Power Supply and Fuel Storages

18.7.1	Power Supply

The electrical system has been sized to take into account the process plant loads, water treatment plant loads, mining loads, and the ancillary loads, such as the workshop/warehouse mine dry/canteen and the administration building.

Power Supply to the site will be obtained from the 154 kV overhead line that runs through the lease area. A UHV switch yard and stepdown transformer to 34.5 kV, 20 MVA, 50 Hz will be installed at RL 1,641 m to the east of the main line, on top of the main dividing ridge. From the new UHV substation, power will be distributed to the Saliçor and Maden Valleys via overhead line at 34.5 kV. Within the process plant, power will be reticulated at 34.5 kV via underground galleries and ladder-ways.

The new HV Substation 154 kV/34.5 kV will be commissioned and handed over to Türkiye Elektrik İletişim A.Ş. (TEİAŞ); the regional power authority. TEİAŞ will take over the ownership of the power supply and maintain the system at the new UHV substation onsite. Artmin communicated with TEİAŞ and obtain the initial evaluation to support the PFS. TEİAŞ confirmed that Artmin would be granted to access up to 20 MW power at the HV substation.

The 34.5 kV distribution line from the UHV sub-station will be strung along the ridge before splitting in two via reclosers into the respective valleys. There will be a sub-station near the South Portal in Powerline Valley, which will transform down to 3.3 kV for subsequent underground distribution. An additional stepdown transformer will then feed a switchroom for distribution to LV infrastructure (including the tailings filtration plant, backfill plant and mine offices/workshop).

Six 400 V motor control centres (MCCs) will be installed in switchrooms located throughout the plant area to supply electrical loads. The switchrooms will also contain equipment associated with the process control system (PCS). Stepdown 34.5 kV/400 V transformers will be installed at each of these substations in bunded compounds. It is assumed that the grinding mills will be fed at 3.3 kV via a 5.5 MVA 34.5 kV/3.3 kV stepdown transformer.

All switchrooms will be prefabricated or masonry buildings, or containerised units, air-conditioned and fitted with VESDA smoke detection and inert gas deluge type fire suppression. The switchrooms will be elevated above the ground on either concrete or steel plinths to allow for the installation of cables entries from below. At the main plant three step-down transformers will be housed on the ground floor of the annex building and feed the MCCs in the level above. Power factor correction will be applied to the 3.3 kV bus at the main plant.

A standby diesel generator rated at 250 kVA, 400 V complete with radiator cooling, exhaust system and muffler, fuel tank, transfer pump, and auto transfer switch for auto-starting on main power failure will be located adjacent to the Thickening and Filtration switchroom. The diesel generator will be supplied for operation of emergency lighting and essential services (thickener and tank drives) in the event of a power outage. Allowance has also been made for two 1,000 kVA, 400 V emergency standby generators located at paste plant to drive essential underground equipment.

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Overhead distribution will also be routed to the administration/village area and the TSF. Given the decant duty is a low power demand due to high positive head, consideration will be given to running the drives in the TSF area by battery/solar method or diesel genset during the next phase of project development.

18.7.2	Fuel Storage

Design of the fuel storage facility for the main fuel farm has been based on holding a 14 day supply of diesel onsite at any one time as it possible to obtain regular deliveries of diesel from within Artvin province without issue. Based on an average usage of 7,200 litres per day by the mobile fleet, a fuel farm size of 100,800 litres will be required. It is proposed to use self-bunded containerised fuel tanks with a capacity of 55,000 litres each that will be linked together. Fuel will be pumped from this facility to a smaller facility in the Powerline Valley, where the underground trucks and mine light vehicles will be refuelled.

Light vehicles and mobile fleet based in the Saliçor Valley will use the fuelling station near the main fuel farm, adjacent to the Main Warehouse.

18.8	Water Supply

As part of the development of the process mass balance, a water balance has been calculated for the site. Characteristics of this balance include:

•	Plant process water demand average 380 m3/h at steady state. Process water will be generally recycled water from thickener overflow and tailings decant, topped up with raw water;
•	Raw water demand at the plant will average 55 m3/h at steady state;
•	The above assumed fresh water quality for use in ablutions/cleaning at 350 L/man/day (5 m3/h). As long as the contact water is not turbid and relatively free of interfering cations/anions, much of this can be used to satisfy raw water demand, or indeed if treated in the proposed water treatment plant, all of the plant water demand could be sourced from that source;
•	It is recommended that the fresh water supply be sourced from a well (5m3/h) and treated via filtration, chlorination and UV sterilisation;
•	Accordingly, the raw water for the processing plant will have to be obtained from:
—	mine dewatering and recycled contact water;
—	Stream harvesting;
—	Intermittent surface water recovery;
—	Boreholes as required.

Water supply required further definition and research due to insufficient understanding of hydrology and hydrogeology. The contingency option is to pump water from the Çoruh River (Deriner Dam) some 12 km to the west. This is an expensive option as the power cost would be material and the calculated head reduction to the hydroelectric scheme would be backcharged.

If possible (i.e. turbidity and contamination levels are acceptable), mine water will be pumped from underground to the process water tank, with excess being directed to the contact water pond located on the surface. Optionality will be installed to be able to direct mine water to the backfill plant make up system and raw water if of an acceptable quality. The contact water pond will also store process water overflow, contact water collected by the diversion channels around the perimeter of the Project site footprint, TSF toe dam overflow and site inflows. Contact water will be treated and used in the process, while any excess treated, tested, and released back to the environment.

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Figure 18.7    Overall Water Balance Schematic

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What is understood is that at the commencement of operations there is a high potential to have a surplus of mine dewatering water to satisfy the plant demand, hence discharge will be required. Over time it is probable that the mine dewatering rate will slow and eventually the demand will become negative, particularly in summer months. It will be then that water harvesting, bore supplies or alternate supplies will need to be drawn upon.

18.8.1	Bore Water Supply and Fresh Water

Suitable locations for bore water supply are yet to be identified. It is proposed to initially develop three groundwater wells associated with the mine dewatering activities and pipe this water to the raw water tank at the processing plant site. Raw water will be distributed as required around the Project site from the raw water tank to relevant delivery points.

The bores will be fitted out with down-hole electric bore pumps powered by individual diesel generators. The generators will be will be fitted with telemetry to allow them to be started and stopped remotely.

Ultimately alternate sources will need to be identified elsewhere, and these pumps can be relocated once underground dewatering systems become established.

The camp and administration areas will require approximately 200 m3/day of freshwater. Raw water for use at the camp will preferably be sourced from a dedicated bore that produces high quality water.

Separate potable water treatment plants will be located at both the plant and the camp to service the two areas respectively and fed from the fresh water tank. The alternative will be to draw water feed from the raw water tank. The potable water treatment plants envisaged are sized to cater for a design flow rate of 2 m3 per hour in each case. Distribution of the potable water will be by means of a pumped reticulation system in the case of both the camp and the plant.

Emergency showers and eyewash stations will be situated throughout the process plant and fed from a header tank (filled with potable water).

18.8.2	Firewater Distribution

Fire water will be distributed by means of a full fire water pumping system. An electric pump will be used in the event of a fire and the diesel pump will serve as back-up in case of failure of MCCs or general power failures. A jockey pump will be provided to maintain the pressure in the fire water header during normal plant runs. The fire water system will consist of a fire water loop and hydrant system at the plant site, ancillary buildings and at the process plant.

Hose cabinets will be placed within the process plant and ancillary facilities, supplemented by portable fire extinguishers in all facilities. Hose stations will be located at 50 m intervals and automatic sprinklers deployed in flammable stores and other high risk areas.

18.9	Site Surface Water Management Plan

The site water management system is characterised by minimising contact water by diverting any runoff from rain around the mine and plant impact areas and subsequently into natural streams, and collecting and contact water for either industrial use or treatment and release.

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18.9.1	Non-Contact Water Management System

The non-contact water diversion system will incorporate a series of channels that inhibit inflow of runoff water to the operating areas. The largest of these will of course be around the perimeters of the TSF and waste dump. There will also be head drains around the portal areas and the processing plant areas. Runoff from administration and camp areas will not be considered as contact water. The channels will discharge at different locations via discharge structures (to facilitate erosion protection/velocity control) into natural watercourses. Non-contact water channels along the internal roads will be trapezoidal and lined with shotcreted rip rap. Concrete box culverts and corrugated steel pipe culverts will be installed where channels cross roads as required. The non-contact water diversion system will discharge to the environment through discharge structure for erosion protection; discharge structures will be constructed as sumps lined with concrete with boulders. All channels, culverts and discharge structures are to be designed to safely accommodate the instantaneous peak flows from the 1-in-200-year, 24-hour storm.

In the Saliçor Valley all diverted water will end up in the main creek line. This line is barely perennial. In Powerline Valley, the eastern diversions will end up in the main natural drainage line, which in turn will need to be diverted around the mine area (see below). Western diversions will be routed such that they discharge near the main confluence of the Maden Creek.

18.9.2	Contact Water Management System

Contact water is the term for runoff generated from precipitation onto the internal operational roads (as opposed to access roads), the ROM pad, process building rooves and pad areas, and that which drains off the waste dump. It is important to note that water that falls onto process bunds (concrete lined) will become process water and is managed through the plant spillage systems. Precipitation onto the TSF will also be considered process water and managed through the decant system. The only contact water catchment in the TSF area will that be that which falls on the embankment and that which emanates from the under-drain, which will be directed to the toe dam and subsequently pumped to the contact water dam.

In Powerline valley the contact area will be defined by the waste dump and portal area. Earthworks will be designed in such a way the all contact water drains towards the contact water pond located at the toe of the waste dump. From here the contact water from the south will be pumped via the main adit to the contact water pond in Saliçor Valley. Generally pads will have windrows at the perimeter and perimeter drains as required. The contact water drains have been designed as trapezoidal channels lined with concrete. Concrete box culverts or corrugates steel pipes will be installed where channels cross roads.

Similarly there will be a number of contact pads in the Saliçor Valley, specifically the ROM Pad, crusher pad, crushed ore pads, main plant pad and the filtration/thickening pad. Drainage from these will be directed to collection points by suitable grading and then directed to the contact water pond by gravity via a system of drains, culverts and pipes. The water treatment pad will drain straight back into the contact water pond (it will be located at the crest of the pond).

Mine dewatering will also be directed to the contact water pond, but when turbid diverted directly into the water treatment plant to minimise the potential of silting the pond up.

18.9.3	Water Treatment Plant

A water treatment plant has been designed to treat 200 m3/hr of contact water, as per preliminary contact area calculations. Water drawn from the contact water pond will be first treated with lime to drop out transition metals. This will be done in three stainless steel aerated reactors. The resultant mixture of solids (from turbidity), hydroxide precipitates, gypsum and jarosite will then be pumped to two stages of clarification.

Oils will be skimmed off the first clarifier and underflow from the second clarifier (as well as recycle) will be used to seed the unit. Clarifier 1 overflow may be directed to the process water tank; however it will normally go to a second stage of clarification, Clarifier 1 underflow will be pumped to the sulphide tailings hopper and subsequently be discharged in the TSF.

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The second stage of clarification is essentially a repeat of the first and the overflow will then be pumped into a two stage carbon adsorption system which will recover any residual organics (frothers, collectors, lubricants). When breakthrough into the second column occurs, the order of feed will be reversed and the carbon replaced. Used carbon will be discarded off site (potentially recycled as fuel). Carbon column discharge will then be filtered (sand filters) before discharge or recycling into the process.

18.9.4	Maden Creek Diversion

A weir will be built to control water flow across the mine. Although the mine is underground, the Maden Creek flows over the proposed operation and the hydrogeological connections are not understood. At the very least ground water infiltration at upper levels could be quite substantial. Accordingly a diversion will be required to minimise inflow to underground workings and ensure that the mine does not flood uncontrollably.

Three options have been considered for this issue, one being to build a tunnel into the south branch valley of the Maden Creek (which will need to be lined and diverted around potential southern extensions); another to simply encase the majority of flow in large bore flexible pipe. As more work to fully define hydrology of the Maden Creek basin and hydrogeology of the mine are itself, it has been decided to look at a third option (which is the basis of capital expenditure for the PFS) whereby a small weir would be constructed in summer and the lower flow piped across the mine area while the creek itself becomes lined and shotcreted in order to become an impervious spill way. Flow could continue to be diverted into the large bore HDPE pipe and any excess would overflow the weir down the spill way, which would be monitored for cracks and subsidence daily. Indeed the other two options would also incorporate a spillway in order to minimise the area to be inundated by the weir and minimise expenditure on other diversion civil works. The proposed site of the weir is upstream from the old school; however this will be subject to land acquisition.

There is the potential to harvest water from this weir for use in operations, and allowance has been made for a pump.

18.9.5	Powerline Valley Drainage Diversion

A small intermittent creek flows out of Powerline Valley and joins the Maden Creek above the orebody. The quality of this natural drainage is very poor. Similar diversion works will need to be incorporated into design, which is likely to mean a small weir and pipe/channel diversions.

18.9.6	Saliçor Valley Water Management

Control of water down the Saliçor Valley will be enacted by a series of weirs, which may also be used for water harvesting. Flow down the Saliçor Valley is low appears to be intermittent at the head waters. As the Saliçor Valley needs to be crossed at two locations for access, the options were to build bridges, culverts below large embankments or turn the embankments into weirs with spillways. The latter option was chosen on the basis of cost, the opportunity for water harvesting, and the option to use such as secondary containment under the unlikely risk event of uncontrolled release (sluice gates could be wound up and the water pumped to water treatment). As a result one weir will be located downstream from the operations and used as the main access-way into site. Another will be located between the ROM pad and TSF and used to access the TSF and ultimately the second means of egress to the Maden Valley. This road also crosses the Saliçor Creek higher upstream, where a culvert will be built.

Diversion water from the infrastructure diversion drains will be directed into the Saliçor Creek.

18.10	Sewage Treatment

The main sewage disposal system will comprise of a buried gravity collection system from the various facilities in the Saliçor Valley (plant ablutions, change house (dry facility), administration and service facilities, and the accommodation camp) to the sewage treatment plant. The plant site landscape permits gravity sewage collection throughout. The sewage treatment plant will be a pre-packaged Rotating Biological Contactor (RBC). The plant will be manufactured offsite and containerised for simple connection to the collection system on site. Once treated, the sewage treatment plant effluent will be discharged into the environment in accordance with the requirements of the Environmental Impact Assessment and collected by a licenced contractor for appropriate disposal.

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At Powerline Valley (South Portal Area) a smaller facility will be built along the lines of that already installed at the exploration camp (macerator/aerator, solid/liquid separator, septic sludge disposal, and effluent treatment by chlorination, filtration and UV sterilisation).

18.11	Tailings Storage Facility

18.11.1	Site Selection

A number of TSF location option studies were completed over the duration of the PFS. Initially options were assessed in the minor tributary valleys (draws) of the Maden Creek and the South Spur (near the Russian Galleries). This search was expanded due to hydrological and land access considerations, and a location was ultimately found in a significant tributary valley in the Saliçor Valley. This tributary valley is often dry and is characterised by significant rock outcrop, no evidence of natural acid drainage, thin soils and poor vegetation.

18.11.2	TSF Design

The Project TSF was designed in accordance with ANCOLD, ICOLD, and Mine Waste Regulation by Turkish Ministry of Environment and Urbanisation CSB, 2015. The TSF design consists of a valley type fully lined impoundment constructed with a compacted rockfill embankment and is classified as large-high (size and hazard classification) for both the operational and post-closure phases. The design includes staged development to contain up to 3 million m3 of tailings with upstream and downstream slopes of 2H:1V and a crest width of 10 m. Refer to Figure 18.8.

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Figure 18.8    TSF Design

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18.11.3	Composite Liner System

A composite liner system designed to prevent leakage from the TSF will incorporate a double impervious layer. A 2.0 mm high density polyethylene (HDPE) liner will be placed in conjunction with a geosynthetic clay liner (GCL).

18.11.4	Tailings Disposal

The tailings slurry will be pumped from the process plant to the TSF for sub-aerial disposal via spigot points around the perimeter of the TSF. Tailings disposal will be managed to maintain the supernatant pond away from the embankment towards the northern section of the TSF.

18.11.5	Stability Assessment

Stability modelling and analysis was undertaken for both static and pseudo-static conditions with the calculated factors of safety higher than the minimum required values in accordance with ICOLD guidelines. The tailings embankment is designed to withstand potential dynamic displacements without release of tailings or supernatant during earthquake events associated with the operating base earthquake (OBE) during operations, and the maximum design earthquake (MDE) for post-closure. The OBE and MDE were generated from a site specific seismic hazard analysis for Hod Maden.

18.11.6	Water Management

Drainage systems will be located both above and below the composite liner with associated sump and return system to the supernatant pond. A barge pump system will return reclaim water to the process plant with the supernatant pond to be managed so that it is located away from the embankment slopes. Based on the climatology and design flood calculations, a conservative freeboard of 1.0 m has been allowed for the TSF. Perimeter channels have also been designed to divert surface runoff around the TSF.

18.12	Communications

Voice and data communications will be established at the Project site to the administration office by hard wire and/or wireless. On-site communications will be by radio transmission. Cell phone reception is available throughout most of the site. An upgrade to the existing communication system will be provided to ensure all communication to the Project will meet the requirements for a modern operating facility. The system will provide e-mail access to the operational workforce, as well as telephone amongst the workforce and to the outside world.

The system will manage data transfer in such a way that large files transfers will not affect phone communication. The system will also allow remote access for the service providers to the company’s servers, in order to perform routine maintenance functions. In addition to this, suppliers of equipment with communication enabled hardware and software will be able to dial in to their systems remotely and perform fault analyses.

The system to be installed will comprise a 512/1024 kbps 5:1 contended link with unlimited data, VoIP capability and exhibit high reliability on C-Band. The higher sized link will allow for better data throughputs when the user community on site increases. This communications system will allow high data throughput, dedicated telephone and dedicated fax capability, wireless access point with 100 m radius of the camp and office areas, and a switch providing networking capability for 50 users. The system will be equipped with a 2.4 m antenna and modem. This unit will be suitable for future upgrades; hence will cater for the life of mine.

A fibre network will be installed throughout the plant which will be used for the process control network. Sufficient additional fibres have been allowed for other networks to be supplied by others.

A fibre network will also be installed along the proposed power line routes to the camp and the mine area.

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18.13	Security

18.13.1	Perimeter Fencing

In order to limit access to the site, where necessary a 2.4 m high medium security fence comprising diamond mesh fencing with a razor mesh flat pack type barbed wire topping will be constructed. Due to the terrain this will not need to be extensive, but taken back far enough from access roads to make access sufficiently difficult. Stock fencing will be used elsewhere, and will also encompass the TSF and waste dump to ensure that fauna is kept off. Access to the operational areas will be by means of main access gates of similar height. It is envisaged that all access gates will be observed round the clock by security guards, ensuring restricted access to the premises. Guards will also patrol the perimeter fences.

A higher degree of security fencing will be provided within certain areas of the operation, such as stores yard, UHV sub-station and fuel storage. This high security fence will comprise a 2.7 m high welded mesh fence with razor mesh flat pack type barbed wire topping.

18.13.2	Main Guard House

Security monitoring (including CCTV) will be managed from the main guard house, located at the main gate. Only permitted vehicles will be able to enter site (not private cars) and all will be checked upon entry. All incoming and outgoing loads will be checked and require waybills. CCTV monitoring will include key areas of the process plant (which will also be monitored in the plant control room), stores and remote access points. The emergency preparedness equipment will also be kept at this location (ambulance, fire tender, back-up mines rescue equipment).

18.14	Waste and Septic Disposal

Most waste will be sorted for recycling and dispatched off-site. The solid waste management system will comprise of a landfill facility and one incinerator. Hazardous waste unsuitable for landfill or incineration will be stored on site and later shipped off site for treatment or disposal at the Artvin municipal putrescible dump.

Treated sewage effluent will be discharged to the environment via a spray field or pumped into contract septic tank pumping services and disposed of off-site.

18.15	Hopa Port

During operations, the concentrate will be bagged on site and transported to Hopa Port in 18 tonne GVW trucks. The concentrate will be loaded on to the trucks at site using a forklift and stored in the concentrate warehouses at either end. A local freight company will provide the vehicles and operators for the haulage. A pilot vehicle will lead convoys and provide warning for oncoming vehicles. The trucks will be utilised to back haul reagents, spares and other supplies for the operation.

At Hopa Port there will be a warehouse to receive bags. Hopa Port can be found in Figure 18.9 below.

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Figure 18.9    Hopa Port

The actual quantum of concentrate to be shipped is likely to fluctuate due to variability of head grade, recovery, production/shutdown schedules and other effects, however a calculated shipment rate of 60,000 dmtpa (65,000 wmtpa) has formed the basis of port operations. At 1.5 t/bag and 24 t per container, total bags are 43,333; total containers are 2,708 per annum. An additional 1.5% has been added for excursions on moisture and other variables. Consignments have been assumed to be either 150 or 200 containers (3,600 wmt or 4,800 wmt), that is a maximum of 18 shipments per year or one every 3 weeks.

Accordingly allowance has been made to store 250 containers on the dock, up to 200 of which will be full. This will require a hard stand working area of approximately 2,000 m2. Additionally a shed will be required to store and process bags, and Hopa Port have unofficially (and subject to negotiation) advised that a suitable shed (up to 1,800 m2) can be made available for this.

Essentially the port operations will be contracted to third parties, who will receive and unload the trucks, process the bags and load the ships. Each bag will be weighed at the plant and re-weighed at the port and reconciled. All bags will be stitched with a unique bar code. The bags will be sampled and then stuffed into containers. Samples will be sent to a third-party assay lab for analysis by the freight inspection agent, who will also do moisture analysis on site. Further details of this operation are described in part 19.

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19	MARKET STUDIES AND CONTRACTS

19.1	Introduction

The Hod Maden Project will produce and sell a high gold bearing copper concentrate in order to generate revenue. Based on the production profiles presented in Part 21 of this report, a total of 122,836 t of metal copper concentrate containing 2,030,169 oz of gold is expected to be recovered during the life of the Project. Given the high grade of gold in the copper concentrate (and hence the intrinsic contained value of the material), the marketing experts engaged by Artmin have indicated that a copper concentrate grading 20% Cu will be acceptable to most smelting facilities. The copper content of tradeable concentrates can generally vary between 18 and 38%; most fall in the range of 20 – 30%, hence the target grades should not present a challenge to marketing. This concentrate is expected to be sold to up to three different international smelters for separation into refined copper and gold bullion; however, no formal contracts have yet been entered into.

The annual production for the Project is provided in Table 19.1.

Table 19.1    Forecast Annual Production

	Production
	Gold oz	Copper t
Year -2	-	-
Year -1	-	-
Year 1	194,284	6,690
Year 2	240,098	8,782
Year 3	222,985	10,249
Year 4	168,357	10,643
Year 5	215,242	12,012
Year 6	197,955	13,317
Year 7	169,295	14,101
Year 8	206,589	16,414
Year 9	200,893	13,908
Year 10	188,931	14,223
Year 11	25,541	2,497
Year 12	-	-
Total	2,030,169	122,836

The concentrate produced at Hod Maden is not expected to contain any deleterious elements that would affect its acceptance by refineries. Concentrates produced in the laboratory contain levels of the usual penalty elements (lead, zinc, bismuth, mercury, arsenic) that are either very low or comfortably below threshold levels to cause concern. The master composite sample ended up being unusually high in zinc, hence the resultant concentrate is not considered fully representative in this context: zinc levels in concentrate is expected to be much lower most of the time. Accordingly, even though the zinc grade in locked cycle testing was 5.5% (which would attract a penalty of about US$3.75/dmt), it is believed that this can be blended out in consignment. The anticipated product quality is 20.1% Cu and 73 g/t Au (referenced from table 13.37; concentrates produced by HMT).

19.2	Market Outlook

Changes in market prices for both gold and copper, as well as in smelting and refining charges will affect both cash flows and profitability of the Project. Figure 19.1 and Figure 19.2 indicate the variability of gold and copper prices during the period January 1, 2016, to January 1, 2018. Gold prices during this period ranged from a low of $US 1060.85/oz (on December 31, 2015) to a high of $US 1,364/oz (in July, 2016), and consistently exceeded the price assumptions utilised in the base case economic modelling for Hod Maden during 2018. The marketing team has not contacted to any smelters to specifically discuss the details of the product.

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In determining metal prices for use in the cut-off calculation (and Mineral Resource / Mineral Reserve estimation and economic evaluation), AMC has referenced prices current as at 30 April 2018, prices used in recent NI 43-101 reports, and available consensus forecast information.

Figure 19.1    2016-2018 weekly London Fix movement; by year (Source www.kitco.com)

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Figure 19.2    Copper Spot Price – February 27, 2013 to February 27, 2018, and current year

(Source: www.kitco.com)

19.3	Gold Demand

Current demand and supply relationships affects the gold price, but not necessarily in the same way as the current demand and supply affect the prices of other commodities. Historically, gold has tended to maintain its value compared to basic goods in times of inflation, currency crisis, and global macroeconomic events.

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Central banks, financial institutions and individuals have historically acquired gold for reserves, and the production for any given year constitutes only a part of the total potential supply of gold. Given that the potential world supply of gold is largely independent of annual mine production, normal variations in current production do not necessarily have a significant impact on the supply or price of gold.

For the past 12 months the gold price has maintained relative strength and is not expected to fall in the short to medium term. It is not the objective of this Technical Report to opine on gold forecasting and sensitivity should be tested at lower gold prices than assumed in the PFS as it would not be unreasonable for pricing to fall during the life of the Project as part of a normal commodity cycle.

19.4	Copper Demand

Copper pricing has been relatively strong in the last six months, potentially driven by the same drivers affecting metals perceived to be part of the current “battery revolution”. As with any copper project, sensitivity should be tested at lower copper prices than assumed in the PFS as it would not be unreasonable for pricing to fall during the life of the Project as part of a normal commodity cycle.

19.5	Available Smelting and Refining Options and Costs

At this stage it is too early to identify where concentrate will be shipped and no off-take agreements have been concluded. The most obvious destinations for concentrate will be European smelters/refiners and those in North Eastern Asia; it is expected that concentrate will be more attractive to Asian smelters, especially those in Japan and South Korea. This will be clarified during the feasibility stage. There may be better treatment and refining costs (TC/RCs) in Asia than Europe, but transport cost will need to be considered. Given the relative high value of the concentrate, it has been decided to bag the concentrate (1.5 t bulk bags) and ship these in sea containers (refer to Part 18). Expected shipment consignments, due to high per ton value of material, will be between 2,400 and 4,800 tonne lots.

For the basis of the PFS, it has been assumed that the concentrates will be shipped to North East Asia in back-load containers (hence decontamination charges will apply). Under this scenario the sea freight is relatively cheap (back-calculated from and all in budget rate) at $0.0064/t/km via the Suez.

Market research by Mr Cem Elmastaş, Polimetal’s Swiss based consultant for the marketing studies, has suggested the following terms (this is all made up):

Table 19.2    Payability and TCRCs for Hod Maden Copper Concentrate

Item	Term
Payable Copper	Pay lesser of 96.5% or Cu content less 1%
Treatment Cost	$100/wmt
Refining Cost	0.09$/lb
Payable Gold	Pay lesser of 98% or Au content less 1 g/t
Gold Refining Charge	$6.5/oz

The key determinations of the future long term TC/RC’s are supply/demand balance of copper concentrates, smelter economics, capacities, and the quality of the concentrate. The below table depicts the 3 years backward realised and 3 years forward forecasted prices as a reference for standard copper concentrates with a maximum 15 g/t gold content. Hod Maden copper concentrate contains higher than 15 g/t gold and will have slight variation in content (essentially lower Cu, more pyrite); however the outcome is expected to be similar.

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Table 19.3    Spot Market TC/RC Forecast for Standard Copper Concentrate

Copper Conc.	2014 A	2015 A	2016 A	2017 YTD	2018 F	2019 F	2020 F
TC	92.00 $/dmt	107.00 $/dmt	97.40 $/dmt	90.00 $/dmt	90.00 $/dmt	90.00 $/dmt	90.00 $/dmt
RC	9.20 $c/lb	10.70 $c/lb	9.70 $c/lb	9.00 $c/lb	9.00 $c/lb	9.00 $c/lb	9.00 $c/lb
RC of Au ($/oz)	5.00 $/payable oz of Au	5.00 $/payable oz of Au	5.00 $/payable oz of Au	5.00 $/payable oz of Au	5.00 $/payable oz of Au	5.00 $/payable oz of Au	5.00 $/payable oz of Au
RC of Ag ($/oz)	0.30 $/payable oz of Ag	0.30 $/payable oz of Ag	0.30 $/payable oz of Ag	0.50 $/payable oz of Ag	0.50 $/payable oz of Ag	0.50 $/payable oz of Ag	0.50 $/payable oz of Ag

At this stage of study, price participation has not been considered. Concentrate quality is expected to be reasonably consistent and no penalty elements are anticipated to be problematic. According to the initial research, 3% is a penalty threshold limit for Pb+Zn, and 1.50$ penalty amount applies for each 1% above 3% in copper concentrates. As mentioned earlier, based on LCT assay results, Pb+Zn will be around 6.55% and hence the total penalties could be expected to be approx. 5.33$/dmt. However, as the ore sample from which this concentrate was derived was not considered to be representative in terms of zinc, it is believed that in reality penalties will be seldom applied and should be blended out in most circumstances. For this reason no penalty charges have been assumed for the PFS revenue calculations.

19.6	Payment Terms

The terms of payment by the smelter are expected to be as follows:

•	90% first provisional payment, calculated using Artmin’s assays and the LME spot prices at the time of shipment, to be paid by the smelter upon arrival of the vessel at the port of shipment;
•	10% second provisional payment 60-90 days following the arrival of the vessel at discharge port;
•	Final settlement when final metal prices, weights, moisture and final assays (from umpire assay) are known (usually around 60 days after arrival at port of destination).

In all cases, the concentrate price will be based on the published London Metals Exchange prices averaged over the applicable quotation period for the payable element (copper), less applicable TC/RC.

19.7	Shipping

During the PFS, Rize Port and Hopa Port were investigated as the most probable ports for future shipments. Both ports are already used for export of mineral concentrates (bulk). Given the early phase of project development, full terms are yet to be developed, however it is understood from initial (verbal) enquiries with Port staff that either port has the capacity to accept the traffic and the capacity to manage containers. As Hopa Port is closer to the site (rise is a further 100 km), transport assumptions have been based on use of this Port. Due to the disparity as to what can be transported in containers on the road (18 t gross) and what can be shipped (24 t net), it has been decided to transport the product in bags (with slings or on re-useable pallets) on flat bet trucks. Trucks will need to have tarpaulins applied during transport in order to keep out water and ensure security. The bags will be unloaded at port and stored in a shed or on pallets under a tarpaulin on a hardstand before being stuffed into containers; once a consignment is complete (or scheduled at risk of demurrage), a shipment will be arranged by the marketing department and loaded onto ship. It has been estimated that storage requirements at the port will need to be approximately 5,000 t (gross, split between loaded containers and shed storage). A logistical model will be developed in the next phase of project development to confirm storage requirements.

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Shipment costs have been calculated on the basis of CIF (Incoterms 2017) NE Asia. Budget pricing has been sought from Mediterranean Shipping Company (MSC). Based on the discussion with MSC, CIF pricing includes:

•	Road transport;
•	Freight forwarding administrative costs;
•	Port unloading;
•	Port storage (inc. including cleaning and environmental costs);
•	Container management, stuffing and sampling;
•	Inspections and customs clearance (Turkey);
•	Ship-loading and stevedoring;
•	Berthing fees;
•	Wharf charges;
•	Pilotage;
•	Demurrage allowance;
•	Ocean freight;
•	Consignment insurance;
•	Container hire and decontamination;
•	Container backload discount.

The total base cost for Hod Maden shipment will be 95.98$/wmt. A break-down of the costs are described below:

Table 19.4    The Break-Down of Shipment Cost

Item	Cost
Inland Transport	13 $/wmt ($0.126/t/km)
CIF Osaka (Incoterms)*	68 $/wmt ($0.004/t/km)
Insurance**	0.10 $/wmt
Custom Clearance	1.00 $/wmt
Internal port handling	1.58$/wmt
Inspection***	4.20 $/wmt
Pallets	2.00 $/wmt
Bags	2.60 $/wmt
Port leasing	2.00 $/wmt
Decontamination	1.50 $/wmt
TOTAL	95.98$/wmt

*The cost covers free-in, thc, stuffing, isps, seal and exclude cargo insurance, inspection and custom clearance

**0.15% over the CIF amount

***covers loading and discharge port works (budget pricing ex Alfred Knight and Alex Steward)

Risk of loss, and damage to the material shall pass from the customer upon loading of the material into the vessel. It has been assumed that 0.15% international insurance premium level for the ocean voyage of concentrates will be applied over the CIF prices for the Project.

In addition to the above, pallet costs have been calculated to be $2/wmt, bag costs at $2.6/wmt, and port leasing (for shed and hardstand) allowance of $10,000 per month derived from conversations with port authority staff (again $2/wmt).

When benchmarked, the sea freight cost appears to be relatively cheap for containerised transport via the Suez Canal. Assuming 19,650km (10615 Nmi Hopa to Osaka) this works out at $0.0064/t/km. MSC explained that these low costs can be realised by taking advantage of container back-load opportunities (more full containers come from the Far East to Europe than return; hence the opportunity). Multi use containers will of course require decontamination, and an allowance of $36/container ($1.5/wmt) has been allowed for such.

Overall, the seller’s cost to get the product from the mine to the point of sale has been estimated at $96/wmt. At the target 9% moisture this equates to $105.47/dmt. Applying a 3% contingency for demurrage caused by the mine and other unknowns, a cost of $108.64/dmt has been used for economic modelling.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND COMMUNITY IMPACT

20.1	Permitting

Description of licence types and the processes for transitioning licences from exploration to operating have been described in Part 4 of this Technical Report. Fundamental to advancing the Project will be a “Positive Decision for EIA”. This approval is gained from Ministry of Environmental and Urbanisation, and is applied for by describing the proposed project, the associated facilities, and the impacts (both positive and negative) it may have on the environment and local communities.

To date Artmin has obtained numerous permits to complete exploration activities.

The main licences and permits that are most likely to be required throughout the Project cycle, in addition to a “Positive Decision for EIA”, include:

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Table 20.1    Permits

Subject Matter	Permit required	Corresponding Government Authority	Projected time to obtain	Comments	Permission Process	Estimated Budget
Water Regulations	Water Exploration & Use Permits (Surface and Ground Water)	Ministry of Forestry and Water Affairs/General Directorate of State Hydraulic Works	With the EIA process	Will be taken once and will continue throughout project life	A one-year search permit is issued for underground water. Permission for use must be obtained within this period. Permission for surface water can be obtained within 6 months.	There is no fee to pay to the government for permits. There may be a low payout for land discovery etc.
Forestry Law	Forestry Permit	Ministry of Forestry and Water Affairs/General Directorate of Forestry	After the EIA is granted	Will be taken once and will continue throughout project life. Paid every year.	The fee is paid every year. The permit process can take 3-6 months.	Determination of the cost varies according to the size, type, area and frequency ratio of the forest area.
Regulations on Explosives	Explosive Use & Transport & Storage Authorisation	Gendarme & Governorship & Police Directorate	Before the operation stage	To be renewed every year.	The fee is paid every year. The permit process can take 3-6 months.
Mining Law	Land Usage and Acquisition of Land for Mine Sites, Plant and Infrastructure	General Directorate of Mining Affairs/ Ministry of Energy and Natural Resources & Artvin Governorship	After the EIA is granted	Will be taken once and will continue throughout project life	The period is normally 8-12 months; may vary in practice.	30.000 TL
	Operation Permit	General Directorate of Mining Affairs/Ministry of Energy and Natural Resources	With the EIA process	Will be taken once and will continue throughout project life	The period is normally 3-6 months; may vary in practice.	There is not any approval fee.
Environmental Regulations	EIA permit	Ministry of Environmental and Urbanisation/General Directorate of EIA, Permit and Inspection	2019, Q3	Will be taken once and will continue throughout project life (as long as there is no major change in the Project that would require the permit to be renewed)	The period is normally 10-18 months, but may vary in practice.	35.200 TL
	Temporary Operating Certificate	Ministry of Environment and Urbanisation/General Directorate of EIA, Permit and Inspection	After the EIA is granted and before the operation stage	For a year (as long as there is no major change in the Project that would require the permit to be renewed)	Normally 2-3 months period; can be applied for after the construction period.	2.100 TL
	Environmental Permit or Environmental Permit and Licence for both construction and operational activities (including air emissions, noise, wastewater discharge permits, mine waste storage facility licensing)	Ministry of Environmental and Urbanisation/General Directorate of EIA, Permit and Inspection	Within the validity of the Temporary Operating Certificate	To be renewed every five years (as long as there is no major change in the Project that would require the permit to be renewed). This includes treated contact water and treated sewage.	This needs to be applied for and provided within the validity period of 1 year of Temporary Operating Certificate. Normally it takes 6 months to process.	52.000 TL

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Subject Matter	Permit required	Corresponding Government Authority	Projected time to obtain	Comments	Permission Process	Estimated Budget
	Environment Plan or Regulatory Development Plan or Master Plan	Ministry of Environment and Urbanisation/ General Directorate of Spatial Planning or Municipality	After the EIA is granted	Will be taken once and will continue throughout project life if no change in the types of waste to be stored.	Normally provided within 3 months of application.
	Temporary Waste Storage Permit	Artvin Governorship /Provincial Directorate of Environment and Urbanisation	After the EIA is granted	Will be taken once and will continue throughout project life	Normally provided within 2 months of application.	650 TL
	Approval of the Design of the Wastewater Treatment Plant	Ministry of Environment and Urbanisation	After the EIA is granted	Will be taken once and will continue throughout project life if no change is required to revise the approval.	Normally provided within 3 months of application.	6.000 TL
Hazardous Materials	Hazardous Materials Operating Certificate	Ministry of Transport, Maritime Affairs and Communications	Before the operating stage	To be renewed every five years.	Normally provided within 3 months of application.
	Obtain the Necessary Approvals According to the Regulation on Prevention of the Risks of Major Industrial Accidents	Ministries of Environment and Urbanisation & Labour and Social Security	Before the operating stage	Will be taken once and will continue throughout project life	The period is normally 6-12 months; may vary in practice.	There is not any approval fee.
Road Usage	Highway connection permit	Ministry of Transport, Maritime Affairs and Communications General Directorate of Highways	With the EIA process	Will be taken once and will continue throughout project life	The period is normally 6-12 months; may vary in practice.	There is no approval fee.
Agriculture Land Usage	Permit for non-agricultural use	Ministry of Food, Agriculture and Livestock	After the EIA process	Will be taken once and will continue throughout project life	Normally provided within 3 months of application.	There is no approval fee.
Power Supply	Energy Connection Permit	Turkish Electricity Distribution Corporation	With the EIA process	Will be taken once and will continue throughout project life		After approval of the connection, the Project approval fee is paid. This cost varies with factors such as the length of the line and the amount of power.

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Subject Matter	Permit required	Corresponding Government Authority	Projected time to obtain	Comments	Permission Process	Estimated Budget
Governorship Permits	▪ Village road usage permit ▪ Business Opening and Operating Permit ▪ Building Use Permit Exemption for Mining Area	Artvin Governorship/Provincial Special Administration	After the EIA is granted	Will be taken once and will continue throughout project life	The period is normally 3-6 months; may vary in practice.
Security	Private Security Permission	Governorship & Gendarme	Before construction	Will be taken once and will continue throughout project life	The period is normally 3-6 months; may vary in practice.
Radio Permit	Radio Permit	Ministry of Interior	Before construction	Will be taken once and will continue throughout project life	The period is normally 3 months; may vary in practice.The annual fee will be paid.	An average annual fee of 30 TL is paid for each radio.

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A budget to compile the necessary reports, studies and applications, and for the application fees themselves, has been provided in Part 21 of this Technical Report as part of the overall capital budget. Periodic costs during the operations phase for environmental work and renewal fees are considered in the operating cost budget, which can also be found in Part 21. A schedule as to how long it will take to assemble the application, and how long it normally takes to process the application (including any community review and appeal time) is included in the overall time line presented in Part 24 of this Technical Report.

With respect to agricultural land use, for this approval an application is made to the Provincial Directorate of Food, Agriculture and Livestock with a petition prepared by the "the authority authorised to issue licences" or "city & regional planner". After this application, a "Soil Protection Commission" is established by the Provincial Directorate of Food, Agriculture and Livestock. The commission shall conduct the necessary review at the site and form its opinion. If the commission deems it necessary, it may require the preparation of a Soil Protection Plan. This process can take an estimated 3 to 6 months.

There is no application fee except for the cost of preparation of the Soil Protection Plan.

It is intended that concentrate will be exported out of a commercial port that is owned and operated by a third party; and requirement for any modification or amendment to the operating statutory approvals at the port will be the responsibility of the owner of this infrastructure. Given that Hopa Port currently exports similar material (and in bulk form), the addition of bagged concentrate to be shipped in sea containers is considered to not be a risk item. Importation of hazardous goods used for processing the ore will be managed by the supplier and, as such, no material risk has been identified for this activity beyond the normal associated protocols. Details of obtaining radiation gauges on site have to be worked through, but this is deemed to not be a risk item.

There may be other permits or permissions that are not foreseen at this time, and some of the above may become unnecessary as more planning and detail is completed at Artmin (Hod Maden); however, given the nature of the intended project the permitting expectation is considered to be well understood.

20.2	Physical Environment

20.2.1	Climate

The climatic conditions of the Project site have been detailed in Part 5.2. The climate of the province of Artvin represents the Black Sea climate and is generally warm and rainy in all seasons. This warm and rainy climate seen throughout the province does manifest in snowfall in high altitude districts (Central District, Şavşat District and Ardanuç District). The Yusufeli District (the site location), which has a mixture of a terrestrial climate and a Mediterranean climate, has warm and dry summers, while the winters are generally warm and less rainy than a typical terrestrial climate. Throughout the Çoruh Valley, the climate is approaching Mediterranean climate at the bases of the valleys, but more continental at altitude.

20.2.2	Site Meteorological Monitoring Station

After selecting the installation location, approval from the Turkish State Meteorological Service (TSMS) was obtained and construction of the meteorological station (MS) at the Project site was started in September 2016. In March 2017, MS construction and commissioning was completed and the station was handed over to TSMS. Since then, online meteorological data has been collected from the MS and the meteorological data has been incorporated into the ongoing hydrology and hydrogeology studies.

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20.3	Biological Environment

The environmental studies carried out up to the date of this Technical Report for the Hod Maden Project are limited to environmental baseline data collection (EBDC) initiatives that were carried out by Golder in 2013 & 2015, and by SRK in 2017; all reportedly within the framework of Turkish legal regulations and standards. These studies are ongoing.

The studies to date are of a preliminary nature and limited in scope as the Project features and the Project surface layout have been subject to considerable variation over time as options were explored and constraints applied. The studies were however carried out over the four mining licence areas (licence numbers 20050853, 201200321, 201201058 and 201201059). The studies, sampling and assaying that was performed is to be used as a basis for the Environmental Impact Assessment (EIA) studies.

Final EIA (Environmental Impact Assessment) studies for the Project will be initiated in accordance with the national and/or international regulations and practices once the PFS is complete and the final development concept agreed by all parties.

20.3.1	Environmental Baseline Studies

Preliminary environmental baseline studies done by the Golder are summarised below:

•	In March 2013 Golder carried out an initial water sampling study in order to determine existing surface and underground water quality in and around the identified mineralisation zone of the site prior to exploration drilling, paying specific focus to water course confluences in the mining licence areas;
•	Environmental Baseline Data Collection (EBDC) studies were conducted and completed by Golder in 2015 on 4 mining licences with the number 20050853, 201200321, 201201058 and 201201059. All the analyses and measurements performed were evaluated in terms of Turkish legal limit values in these studies. The scope of the EBDC studies have been submitted below:
—	Water Quality Sampling (Studies were conducted in June 2015, October 2015, February 2016, May 2016 & December 2016);

-         This programme included seasonal monitoring (5 seasons) at specified water points and included measurement of field parameters (Temperature, pH, EC, Salinity, TDS-total dissolved solids, DO-dissolved oxygen) and chemical analysis in a laboratory. The details of this PFS are discussed in section 20.2.6 below;

—	Soil and Sediment Quality Sampling (this PFS was conducted in June 2015);

-         This programme included a sampling study in specified soil and sediment types and locations, and also involved laboratory analysis. Further details are discussed in section 20.2.8 below;

-         Assessment of laboratory analysis results of samples;

—	Air Quality & Noise Measurements (studies were conducted in June 2015 and August 2015);

-         This PFS included measurement and assessment of air quality and noise measurements at specified locations;

—	Fauna and Flora Examinations (studies were conducted in June 2015, July 2015 and September 2015). Objectives of these studies included:

-         Determination of the floristic and faunistic characteristics of the Project site and the surrounding area;

-         Determination of possible impacts of the Project on flora and fauna;

-         Assessment of measures that could be taken in terms any potential impact on flora and fauna in the area;

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•	Artmin contracted SRK in May 2017 for further “Environmental Status Assessment (ESA)” studies. The scope of these studies to be conducted is given in the Table 20.2 below. The ESA studies carried out by SRK are ongoing and incomplete. The collected data will be used for preparing the EIA report.

Table 20.2     The Scope of SRK ‘s ESA Studies

1.METEOROLOGICAL DATA ANALYSES
2.WATER SOURCE IMPACT ASSESMENT STUDY
2.1.Preliminary Evaluation of Existing Documents
2.2.Baseline Study
Hydrocensus study
Water Quality Monitoring Study
2.2.1.Hydrological Data Collection
Field Study
State Hydraulic Works (SHW) approval
AGI (flow monitoring station FMS) tender and construction period
Flow Data Collection
2.2.2.Hydrogeological Data Collection Study/Fieldwork
Data Review
Determining Well Location and Design
State Hydraulic Works (SHW) approval for wells
Drillings tender and equipment supply
Drillings and Aquifer Tests
Aquifer Test Analyses
Conceptual Model
Numerical Model Setup and Calibration
2.3. Water Supply/Project Water Budget
Determination of Effects/Alternatives to Village Water Systems
Set Conceptual Water Budget
2.4.Reporting, Approval and Communication with Public institute
Presentation to SHW Regional Directorate
Preparation/Approval of Hydrogeological/Hydrological Study Report
2.5.Acid Rock Drainage and Metal Leaching (ARD/ML) Baseline Study
Existing Data Review
Sample Selection and Sampling (*)
Analyses Phase
Kinetic tests
ARD/ML Impact Assessment
Reporting
3. FLORA - FAUNA and AQUATIC STUDIES

In addition to ESA study, Environmental Basic Data Collection (EBDC) studies have been initiated by SRK in July 2017 and have included:

•	Hydrocensus Studies (field work was conducted in July 2017);
•	ARD Sampling (field work was conducted in October 2017);
•	Fall (autumn) season Flora- Fauna Land Studies (field work was conducted in October 2017);
•	Fall (autumn) season Hydrobiology Land Studies (filed work was conducted in October 2017);
•	Water bores were drilled in December 2017 for hydrogeological studies. The development of the bores is ongoing;
•	Surface water points to be sampled have been identified. Survey points supplementary to those sampled in the initial Golder work due to a number of layout revisions that have been driven by a policy of minimising impact on arable land.

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20.3.2	Flora

The Project site has varying altitude (850 -1,650 m ASL) and thus varied flora communities. It appears that there are also different micro climates on north and south facing slopes as well as the valley floors. This is exemplified by the photographs below:

Figure 20.1   Saliçor Valley Looking North West; Note the Pastures and Degraded Forest on the Northern Side, and Thicker Coniferous Forest on the Southern Side

Figure 20.2   Saliçor Valley Looking West South West. Note that Much of the Forest is Quite Degraded

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Figure 20.3    Saliçor Valley Looking West. Note the Different Vegetation on the Valley Floor

Figure 20.4    Maden Valley from Proposed Portal Location. Forestry Areas are Very Degraded

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Figure 20.5   Powerline Valley from Maden Valley Looking North. The Forest is Very Degraded and the Soils Eroded

Figure 20.6    Habitat Near Maden Creek

Flora studies were conducted in June, July and September 2015 by Prof. Dr. Özgür Eminağaoğlu (Çoruh University, Forest Engineering Dept.) and Doç. Dr. Temel Göktürk (Çoruh University, Forest Engineering Dept.).

Endemic flora species were identified during the first flora studies. Some examples of the flora are provided below, as well as a list of species of concern.

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Table 20.3     Some Photos of Flora Species

Campanula troegerae: ÇanÇiçeği (endemic)

Alkanna cordiifolia: Yürekli havacıva (endemic)

Bupleurum schistosum: Deli Şeytanayağı (endemic)

Alyssum artvinense: Artvin kuduzotu (endemic)

Micromeria eliptica: Kaya yarpuzu

Ruta suaveolens: Taş sedefotu (endemic)

Scorzonera tomentosa: Alabent (endemic)

Papaver lateritium: Gelincik, potot (endemic)

Centaurea macrocephala: Sarıbaş (rare)

Linum hypericifolium

Tanacetum coccineum subsp. ***chamaemelifolium***: Pireotu (rare)

Glaucium corniculatum: Kırmızı boynuzlugelincik

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The distribution of 566 plant taxa according to taxonomic groups determined during the field studies conducted in June, July and September 2015 in mine registration areas is given in the following table.

Table 20.4    Distribution of Taxa in the Mine Licence Areas and Surrounding Areas by Taxonomic Groups

	Number of Families	Number of Taxa
Pteridophyta (spore producing plants; ferns)	6	7
Spermatophyta (seeding plants (see below)	79	559
Gymnospermae (conifirs etc.)	3	8
Angiospermae (flowering plants)	76	551
Total	85	566

566 species within 85 familes of flora were identified as a result of the field studies carried out in and around the mine licence areas. The vast majority of the species identified are cosmopolitan and very widespread. Of the 48 species are detected in the field; 10 are locally endemic, 7 are widespread endemic, 30 are non-endemic rare plants and 1 (called Orchis punctulata) is listed in the BERN and CITES contract as non-endemic plant species (although widespread in Turkey). Endemic and non-endemic rare plant taxa detected in the area have been classified according to international IUCN hazard categories.

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List of Endangered Species and Conservation Status

•	From endemic taxa; 5 are "EN", 1 is "VU", 8 are "LC", 2 are "CR" and 2 are "NT". Endemic taxa are listed according to the IUCN categories below:

Endangered (EN): Psephellus pecho, Alyssum artvinense, Morina persica var. decussatifolia, Bupleurum schistosum, Acer cappadocicum subsp. divergence;

Vulnerable (VU): Psephellus taochius;

Least Concern (LC): Gypsophila simulatrix, Silene armena var. Armena, Ruta suaveolens, Tanacetum mucronifererum, Convolvulus pseudoscammonia, Onosma isauricum, Alcea calvertii, Phlomis armeniaca;

Critically Endangered (CR): Hypericum fissurale; Campanula troegerae;

Near Threatened (NT): Verbascum natolicum, Chesneya elegans;

Campanula troegerae can be readily propergated from seed. Hypericum fissurale is similar to St John’s Wort.

•	From non-endemic rare plants; 5 are "VU", 19 are "LC", 4 are "DD" and 1 is "NE" category. Non-endemic taxa are also listed according to the IUCN categories below:

Vulnerable (VU): Iris caucasica Hoffm. subsp. caucasica, Allium asperifolium, Kemulariella colchica, Brunnera macrophylla, Astragalus sommieri;

Least Concern (LC): Phragmites australis, Bolboschoenus maritimus var. maritimus; Schoenoplectus lacustris subsp. Mantha longifolia subsp., Chrozophora tinctoria, Pseudomonas spp., Pseudomonas spp., Pseudomonas spp. longfolia, Centaurium erythraea subsp. erythraea, Centaurium pulchellum, Epilobium parviflorum, Epilobium hirsutum, Epilobium anatolicum subsp. anatolicum;

Data Deficient (DD): Allium rupestre, Scabiasa velenovskiana, Saxifraga paniculata, Astragalus flaccidus; Rating: not rated;

Not Evaluated (NE): Aconitum nasutum;

Measures and Recommendations

•	Consideration should be given to taking measures to protect the taxas of Alyssum artvinense, Acer cappadocicum subsp. divergens, Psephellus pecho, Bupleurum schistosum, Campanula troegerae, Chesneya elegans, Hypericum fissurale, Phlomis armeniaca that are present in the vicinity of mine licence areas and restricted to Artvin province, from possible adverse effects of mining activities. Orchis punctulata, a non-endemic plant species, is listed in the BERN and CITES area around the mine licence areas. This plant species is widely distributed in Turkey;
•	The productive organs (seeds) of the taxa of Acer cappadocicum subsp. divergens, Alyssum artvinense, Bupleurum schistosum, Campanula troegerae, Chesneya elegans, Phlomis armeniaca, Psephellus pecho ve Silene armena var. armena which are endemic to the region with limited distribution within the Project area, should be collected and handed over to the GenBank. In addition, the populations of species in the area should be monitored continuously throughout the activity to maintain the presence in the area of the population. In addition, it is suggested that the seeds of these species should be planted in other areas outside the area of activity;
•	Following the termination of the mining activities, planting should be carried out taking into account the floristic features of the Project area during the restoration work to the nature.

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•	SRK completed fall (autumn) season flora field studies in October 2017, led by Prof. Dr. Hayri Duman (Gazi University, Science Faculty, Biology Dept.), however no report was available at the time of preparing this report.

To date no work has been completed with respect to the Fungi Kingdom.

20.3.3	Fauna

The Project area is characterised by frequent human activity on the valley floor, hence there are few areas left in this context that could be considered undisturbed or natural, hence large terrestrial wildlife is very unlikely to be present. Small farm and domestic animals are thus abundant. Birdlife is characterised by localised and transient species.

At higher altitudes that are considered forestry lands are generally quite open degraded forest, which would support rabbits and other small rodents. Deer species may be present in the more wooded areas. No evidence has been noted that Turkish lynx or bears are living on the mining leases, but are known to be in the region. The most common predators in the area would be foxes and birds of prey.

Terrestrial molluscs are quite common, as well as a variety of insects, and several examples of butterflies have been observed.

With respect to micro-fauna, acidithiobacillus species are likely to be present given the natural acidic drainage in some areas.

Studies were conducted in June 2015, July 2015 & September 2015 by Prof. Dr. Özgür Eminağaoğlu (Çoruh University, Forest Engineering Dept.) and Doç. Dr. Temel Göktürk (Çoruh University, Forest Engineering Dept.).

The scope of the fauna studies included a literature search and field work. No endemic fauna species were identified by these studies in the Project area.

A total of 401 animals including 30 mammals, 51 birds, 8 reptiles, 3 fish, 3 amphibian and 306 invertebrates (insects), which are likely to be in the field, are examined in the field of mining licences and that they live around these areas. These numbers are given in the table below together with the IUCN categories.

Table 20.5    IUCN Data of Probable Vertebrate Species İdentified and also Found İn and Around Mine Registration Areas

Vertebrate Classes	Number of Species in Classes	IUCN Categories
		CR	EN	VU	NT	LC	DD	NE
Fish (Pisces)	3	---	---	2	---	1	---	---
Amphibian (Amphibia)	3	---	---	---	---	3	---	---
Reptile (Reptilia)	7	---	---	---	---	4	---	3
Birds (Aves)	51	---	---	---	---	48	---	3
Mammals (Mammalia)	31	---	---	1	---	27	---	3
Invertebrate (insects)	324	---	---	---	---	71	---	253
Total	419	---	---	3	---	154	---	260
Note: CR= Critically Endangered, EN= Endangered, VU= Vulnerable, NT= Near Threatened, LC= Least Concern, DD= Data Deficient, NE= Not Evaluated, EW=Extinct in the Wild, EX=Extinct

Mammals

It has been determined that there may be 31 mammal species belonging to 15 families may live in the mine licence areas, many of which will be rodents. Fifteen mammal species have been identified by direct sampling and/or observation, or monitoring of breeding sites, traces and feces. In addition, there are 16 species of mining licenced areas in and around the area, which are not observed in the field during field work but which are expressed by the local people and which are mentioned in the previous literature.

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It has been observed that the mammal species in the area can use different habitat types. This shows that the existing mammals in the area can be easily relocated and continue their lives.

Table 20.6    Mammals Species Categorised as Vulnerable (VU) that have been Observed on Licence Areas

	International Importance						National Importance
MAMMALS	IUCN	BERN	CITES				T.S.	H.R.
		App-2	App-3	App-1	App-2	App-3	A.D.	App-1	App-2	App-3
ARTIODACTYLA
Bovidae
Capra aegagrus	VU	x				x	NT/E	x	x

Note:

H.R.= Hunting Restrictions in Turkey (Judgement of the Central Hunting Commission,2013-2014), T.S.= Turkey Status, E:EN= Endangered, NT= Near Threatened, A.D.= The Ali Demirsoy’s Book (on The Basic Principles of Life, Vertebrates/Amniota)

Birds

The birds identified in the mine licence areas are also found throughout the Valley of the Çoruh River. Of the 51 birds that were observed, 48 were LC and 3 were NE and were not classified as CR or EN in IUCN. Almost all of the bird species in the region have protection status according to Bern Annex 2 or Annex 3, except for four bird species in the IUCN status that damage agricultural products and the regions where people live.

The birds identified in the mine licence areas were observed in the valley bed; along the river banks in the trees, in the cultivated land and near the settlements. Shrubs, natural and semi-natural meadows, degraded and natural forestry areas, rocky areas covered with sparse woods and bushes, and sloping bare rocks; and other living areas where birds are observed. Birds identified on the field use more than one habitat type. In contrast, predator birds are only observed in mixed forests in the higher altitudes, in rocky areas covered with open woodland/shrubs, and in bare rocky regions. Nevertheless, it has been observed that the predatory birds have passed above the PFS area and well above the altitude of 1,000 m.

The Çoruh valley is on the migratory route of predatory birds and following the breeding season, northern populations of predatory birds migrate south due to adverse climatic conditions and reduced availability of food. The Çoruh Valley creates an air current that can be used by predatory birds. Migratory birds usually use the Artvin-Borchka-İspir route and fly above 1,000 m in height and perpendicular to the water systems passing through the valley. Migration starts at the end of August and ends in early September. This time period is when young birds begin to fly and climatic conditions begin to deteriorate in the north. Falling temperatures and shorter days trigger migration. Migrating species follow thermal air currents that are the result of reflections on earth. Raptor birds use the Coruh valley as a migration corridor and very rarely take a break.

Reptiles and Amphibians

A total of 7 reptile species (belonging to four families) and 3 amphibian species (belonging to two families) were identified by observations in the mine licence areas. Three of the reptiles identified are lizards, and four are snake species. Reptiles have been observed in flat fields, in stoney and rocky areas, and of courcse near water courses. Amphibian species detected in mine licence areas were observed around water resources. Amphibians use valley bases and rivers for all habitat functions. No reptile or amphibian species identified in mine licence areas are on the IUCN Red List. All reptile and amphibian species that have been identified in areas of mining licence can be frequently seen all over Turkey, or at the very least in Turkey's eastern regions.

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Invertebrates

324 different species of invertebrates were observed in the licence areas during the field investigations completed in June, September and October of 2015. All species observed are considered common regionally and across in Turkey in general, and no critically endangered species were noted. Further work is of course required, in the spring season particularly.

Measures and Recommendations

Due to potential noise and increased activity in the area during operations, the fauna species around the Project site will either leave or be withdrawn from their habitats and attracted or relocated to more suitable alternative living areas in the surrounding area. Precautions will be taken to minimise the effects of dust and noise generation so that wildlife is not materially affected. In addition, necessary precautions must be made to the personnel who will be employed in the field to ensure that no damage is done to fauna and flora species.

SRK completed fall (autumn) season fauna field studies in October 2017, led by Prof. Dr. Zafer Ayaş (Hacettepe University, Science Faculty, Biology Dept.). These studies are ongoing and targeted to address all seasons to assess whether there are terrestrial or airborne migratory species (unlikely) and identify any species that hibernate in the area. Included in the scope of the ongoing fauna studies, photo-traps were placed in the Project area.

20.3.4	Aquatic Communities

Along water courses the aquatic life can be amphibians, small fish and invertebrates.

In some areas, particularly in the stream that drains Powerline Valley that is perpendicular to the Maden Creek along the strike of the orebody, the water courses have low pH due to natural acid drainage, hence aquatic molluscs are uncommon.

Aquatic insects are common and more work will be needed to complete a taxa listing of such.

SRK completed fall (autumn) season hydrobiological field studies in October 2017, led by Prof. Dr. Aydin Akbulut (Hacettepe University, Science Faculty, Biology Dept.). Initial field studies were performed in November 2017 by Prof. Dr. Aydın Akbulut.

Fish

Based on observations and literature on the Project site during the field studies and also on the expression of the public, the presence of 3 fish species in the vicinity has been determined. Protection status of fish species with the absence of any reason for Turkey’s fauna species red lists on a national basis has been determined according to international criteria in the World Conservation Union-IUCN Red List, Bern and CITES conventions. Carp is listed as DD according to the IUCN Red List. Spirlin fish are listed as LC. The salmon trout (Salmo trutta labrax) is a protected species and is prohibited to be kept throughout the year. None of the fish species identified is endemic toTurkey. The fish species in the mine licence areas are the species seen in almost every creek throughout Artvin Province.

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Table 20.7     Fish Species Categorised as Vulnerable (VU)

Fishes				National Importance	Source	Endemic
	IUCN	BERN	CITES	F.R.
1 CYPRINIFORMES
1 CYPRINIDAE
1 Cyprinus carpio	VU	—	—	€	G,L,H	—
2 Barbus tauricus escherichi	VU	—	—	#	H,L	—

Note:

F.R.=Fishing Restriction (Amateur Fish Hunting Circular, Restriction on Fishing by 2013-2014),

€= Defines the number of fishes that can be hunted by a person within a day and at a certain height during the specified periods (April 15 to July 15 for the province of Artvin),

#= Up to ten fish may be haunt in one or several species by one person in one day during the specified period.

G= Monitoring

H= Interviews with local residents

L= Literature

20.3.5	Physical Environment

Flood Protection

Flood protection facilities have been constructed by Turkish State Hydraulic Works in order to prevent floods in within areas where Mining Licences are located. The existing and planned flood protection facilities in the area are indicated in the table below.

Table 20.8    Flood Protection Facilities in the Project Area

Name of Flood Protection	Number and the Location of Facility
Yukarımaden Village Büyükdere and Maden Stream Flood Protection Facility	1 village, 5 district
Aşağımaden Village Flood Protection Facility	1 village

The basis of flood protection design is unclear, however the cross-sectional area of the improved drainage lines will provide some guidance at least to further hydrological control design.

With respect to the Project, surface infrastructure has general been located above the valley floors in forestry lands so flood protection is not a significant issue except for the mine itself, although drainage control is ins respect to contaminated water (refer Part 18). Flood design over the top of the mine will be an imperative to minimise risk to underground workers, and this has also been discussed in Part 18. Water control for the Maden Creek will require installation of a control weir and other measures, which may ultimately affect the hydrogeology in the mine. Flood protection measures have already impacted on the bed and banks of the Maden Creek; and this lining will be improved as a diversion spillway while the mine is in operation.

20.3.6	Hydrology, Hydrogeology

The licence areas are located in the Çoruh Basin and the Deriner Dam catchment basin. The main streams in or near the licence areas generally flow in a west and north-west direction. Important streams are; Büyük Stream and Yayla Stream which are located in the south-east direction of the licence areas, Maden Stream located approximately in the middle part of the licences and flows towards the north-west, Aşağımaden Stream located in the south-west which is formed by the merging of the drainages, Madenler Stream which is formed by the merging of all streams and Saliçor Deresi which is located in the north and flows toward the west. After Madenler Deresi and Salicor Deresi join, they form Şengan Stream and Şengan Stream merges with Çoruh River (Figure 20.7).

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Figure 20.7    Indication of Deriner Dam Water Collection Basin in Licence Fields Map

There are valleys in and around the licence area which were formed due to the influence of structural factors. These valleys form many permanent and temporary stream beds besides the above mentioned main rivers.

In addition to the above mentioned information, there is a Pond Project planned for irrigation on the Karanlık Creek, which is one of the branches of the Aşağımaden Stream. The location of the planned Pond Project, the reservoir area and the irrigation area are also shown in Figure 20.8.

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Figure 20.8    Sub-basin Surface Waters in Licenced Fields Hydrological Network

Initial desktop studies were carried out by MWH, although the hydrology work was rather inconclusive due to a lack of data. The work did however suggest that peak flood potential (100 year) could be 303 m3/s over a 24 hour period, with even greater short term peaks, down the Maden Creek.

Further study work by INR has suggested much lower levels of inundation. Interpretation of site hydrology is provided in Part 18, but the key thing to note is that further, more definitive research is required before final water diversion design is complete.

Studies have been made of the regional and the Project area hydrology and characterised catchment basins. Figure 20.9 illustrates the drainage catchment basins that were defined.

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Figure 20.9    Project Area Drainage Catchment Basins & FMS (AGI) Locations

Four Flow measuring stations have been constructed: FMS 1-2 on the Şurakev creek, FMS 3 on the Maden Stream and FMS 4 on the Saliçor creek. Flow rates from these flow measuring stations will ultimately be used for hydrograph analysis and a conceptual property wide water balance. Additionally, chemical/microbiological properties and quality of surface water resources will be analysed as part of this programme.

Figure 20.9 and Figure 20.10 illustrates the locations of the Flow measuring stations. Figure 20.11 provides some guidance as to the size of the Maden Creek, with a floodway approximately 7 m wide (dimensions vary) and 4 m deep.

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Figure 20.10   Location of Flow Rate Measurements

Figure 20.11   Maden Creek in May 2016 Upstream of the Mine Area

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Hydrogeology

To date there have not been any hydrogeological studies carried out on the licence area and its vicinity. Some desktop study work has been completed by MWH, which predicted that the mine dewatering could produce initial inflow rates at approximately between 1,300 to 4,300 m3/d which would then decrease with time to about 750 to 2,600 m3/d for fractured bedrock; and 7 to 30 m3/d which would then decrease with time to about 2 to 10 m3/d for fresh bedrock (excluding rainfall and surface runoff inputs). As the plant demand is 1,200 m3/d, it has been interpreted that the mine dewatering will most likely satisfy the demand initially (and indeed on occasion exceed it, and thus will need to be treated and discharged, hence the reason why the water treatment plant has been nominally designed to treat 4,800 m3/d once surface runoff contact water has also been considered. A detailed study on the topic has commenced, however, it is considered that based on available data, four main hydrogeological units are encountered within the Project area:

•	Alluvial deposits;
•	Weathered bedrock; volcanics, upper weathered and fractured part of intrusives and sedimentary rocks (40 – 150 m);
•	Fresh bedrock; Possible un-fractured and fresh (150 – 300 m);
•	Mineralised zone (various thickness).

The alluvial deposits occur on the lower slopes and creek beds. Within the Project area, the alluvial deposits suggest that they are partially saturated and vary in thickness from 0 to 40 m.

The weathered bedrock comprise volcanic siltstones, sandstones and fine to coarse grained immature crystal rich pebble-cobble clast bearing volcanic tuff and weathered/fractured dacitic, andesitic rocks.

The fresh bedrock unit is encountered at depths ranging from 150 to 300 (and more) m below ground level, and consists primarily of metamorphic rocks. It is assumed that the fresh bedrock unit generally has low permeability based on limited hydrogeological investigations to date within the Project area.

Because of the thick weathering profile with sections of low permeability and low permeability of the fresh bedrock unit there is generally little to no hydraulic connection between the upper units and the fresh bedrock.

Recharge to the fresh bedrock unit is limited and not likely to actively occur in the Project area.

The hydraulic conductivity of the fresh bedrock unit is likely to be low reflecting the lithological composition of basement. Limited data provided values of transmissivity between 10-7 to 10-8 m/s. These are considered to be bulk properties, it is possible that the zones of preferential flow paths aligned with shear zones or faults may exhibit higher values of transmissivity.

The values of hydraulic conductivity (or transmissivity) are expected to decrease further with depth, however no data is available to quantify this.

Development of mining should not be unduly constrained by groundwater inflows.

A hydrogeological drilling and testing program has commenced with the objectives of understanding artesian conditions in the mining area and at the sites of the proposed TSF and Waste dump. Drilling locations were determined according to the Project facility locations and shown in below map (Figure 20.12). Additional hydrogeological drilling and testing requirements will be evaluated as design progresses.

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Table 20.9    Drilling Location Details

SRK_ID	X	Y	Characteristics
WRD-Alt-1A	741015	4543192	Hydrogeological Drilling
Hot_Alt_N-L1	740801	4542571	Hydrogeological Drilling
Hot_Alt_US-L1	740785	4542137	Hydrogeological Drilling
Hot_Alt_US-L2	740792	4542136	Hydrogeological Drilling
Hot_Alt_DS-L1	740418	4542206	Hydrogeological Drilling
Hot_Alt_DS-L2	740414	4542208	Hydrogeological Drilling
TSF-Alt-1B	741441	4546041	Hydrogeological Drilling
TSF-Alt-2A	740963	4544999	Hydrogeological Drilling

Figure 20.12  Location of Surface Water and Ground Water Sampling

20.3.7	Water Quality

Environmental baseline studies were started at the Project site during April, 2013 by Golder. The information in this section was compiled from Golder's Water Quality Sampling and Evaluation Technical Report of April 2013.

For water quality surveying, samples were taken and flowrates measured at discharges from water points such as springs, fountains, drinking water sources, and downstream of sub-watersheds. Subsequently determination of the parameters of temperature, pH, EC (electrical conductivity), salinity, TDS (total dissolved solids), oxidation-reduction potential (Eh) and DO (dissolved oxygen) was completed in the field. Additionally, samples were sent to ALS (Prague), and analysed for soluble metal, total soluble metal, cyanide content and major ion concentrations. The location of the testing points is shown in Figure 20.13 below.

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Figure 20.13   Water Quality Monitoring and Sampling Locations on Topographic Map, April 2013

Water quality assessment of the samples taken at the Project area was carried out by comparing the results with the Ministry of Environment and Forestry’s "Water Pollution Control Regulation" and the Ministry of Health's "Water Intended for Human Consumption Regulation". The results of this PFS are listed below:

•	Among the groundwater samples, some emanating from highly weathered rock were of low quality, of low pH and contained elevated levels of transition metals;
•	Among the surface water samples, those flowing in and ultimately out of Powerline Valley are considered to be of polluted class (even though natural), again due to elevated levels of transition metals and low pH. Elevated concentrations of calcium were also observed at many of the sample points.

Golder returned to site to complete baseline studies during June 2015, October 2015, February 2016, May 2016 and December 2016.

In that work, Golder completed the following site specific studies and desktop studies:

•	Selected the location of the meteorological station (MS) at the Project site. After selecting the installation location, approval from Turkish State Meteorological Service (TSMS) was obtained and construction started in September 2016. In March 2017, MS construction and commissioning was completed and the station was handed over to TSMS. Since then, online meteorological data has been collected from the MS and the meteorological data was incorporated into hydrology and hydrogeology studies by SRK;
•	Further water quality sampling and evaluation was completed. Five water reservoirs (fed from six water springs), 1 fountain, 1 natural discharge from an old underground mine, and 32 surface water locations were identified as pertinent to understanding the contributions to water quality in the Project area. These points were sampled over five seasons.

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With respect to underground water quality it was determined that the measured parameters were generally consistent from one sampling period to the next. It was determined that the parameters analyzed in the water samples taken from the reservoirs met the limits of the drinking water for the sampling periods. The samples taken from the old “Russian Mine Area” had Arsenic, Cadmium, Lead, Aluminum, Iron, Manganese, Sulfate and pH values exceeding drinking water limit values. Two samples from a spring at the head of the valley to the north of the mineralised zone were taken and it was determined that this water was also of acceptable quality for drinking.

What can be interpreted from all of this is that there are areas within the site area that produce naturally acidic runoff. Of particular importance to the Project as currently designed is the flow out of Powerline Valley and that the quality of such is not blamed on the proposed mining operations. A weathered area that was not sampled in the Saliçor Valley has the potential for the same issue. The poor quality water flowing from the area containing the old workings (and indeed upstream thereof) is currently outside the scope of the current mine design, but will need to be considered if an expansion into that valley occurs. Potentially this natural weathering is symptomatic of outcropping mineralisation.

Hydrocensus Studies

Following agreement in May 2017, during July 2017 hydrocensus studies was performed at the site by SRK. EC, pH, TDS, temperature, flowrate and ground water level measurements were performed at 56 monitoring locations and processed in the database. A total of 128 water points pertinent to understanding the local hydrology were identified in the region, however 72 locations were described but measurements could not be performed (the points were either dry or covered).

The pH values of the measurement points generally varied between 7.15 and 8.6 (field measurements). Exceptions to this, where the pH is relatively low were located near the old mining areas to the south west of the proposed mine near (and upstream of) the historic mining galleries, and the water flowing out of weathered material near where the proposed waste dump will be sited.

In parallel with the pH measurement results, the values of Electrical Conductivity (EC) were determined generally to be below 1 mS /m in the whole of the Project site, with exceptions again (up to 4 mS/m) in the zones showing surface alteration/weathering (demonstrated by orange soils) near the target mineralised zone and the old mines to the south west. No hot springs were observed in the Project area, and the general temperatures of the water not exposed to atmospheric temperature conditions were observed at around 15°C.

The total discharge from the identified sources and springs was measured at 20.7 L/s.

The recommendations derived for interpretation of the hydrocensus include:

•	Since the main water supply lines of the villagers pass through the planned mining project site, they must be protected, replaced by an alternate source) or relocated in such a way as not to be affected by the proposed mining activities.
•	Some of the intra-stream irrigation channels used by the locals pass through the Project site, and as such agricultural practices may be affected by the mining project. An action plan for these channels should be established during the next phase of work to ensure that areas that will not fall fallow for the duration of the mining project (i.e. those allotments that will be allowed to continue to be farmed without big at risk from the mine or the mine not being at risk from these activities) are adequately watered.

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20.3.8	Air Quality and Noise

Air Quality

Golder determined 5 air quality monitoring locations pertinent to the proposed project, as depicted in Figure 20.14 below. PM10 (inhalable particles, with diameters that are generally 10 micrometres and smaller), PM10 associated heavy metals, NO2 and SO2 measurements were performed by the Artek company. Additionally, settled particulate measurements were performed at 4 locations. The air quality measurements in the EBDC studies for the 201201058, 20050853, 201200321, 201201059 mine licences were completed in June and August 2015.

Figure 20.14   Air Quality Measurements Map

The outcomes of this programme can be summarised as:

•	PM10 concentration measurements were between 0,5 μg/m3 and 0,1 μg/m3. Measured values were lower than UVS (Long-term limit value) and KVS (Short-term limit value) limits (comes from the Table 2.2 of the Regulation on Control of Industrial Air Pollution) and lower than 24 hours and annual limits (comes from the Annex-I B of the Regulation on Air Quality and Assessment) of Turkish Regulations;
•	PM10 associated heavy metals were lower than annual limits (HKDYY Annex-I) of Turkish Regulations;
•	NO2 concentration maximum value observed was 0,06 μg/m3. The maximum SO2 concentration recorded was 16,83 μg/m3. Measurement results were lower than the Turkish Regulation limits (SKHKKY Table 2.2 and HKDYY Annex-I) (annual for NO2, annual and winter period for SO2);
•	Settled particulate measurements were observed at a maximum of 207,8 mg/m2.day; minimum. 118,0 mg/m2.day. Measured values were lower than Turkish Regulation limits (SKHKKY Table 2.2 KVS and UVS limits).

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Noise

Within the scope of EBDC studies conducted by Golder, four noise measurement points have been identified as pertinent to the Project development, and 24-hour noise measurements have been performed in order to determine the background sound pressure levels in and around the mine licences. Noise measurement points are shown in Figure 20.15 below.

Figure 20.15   Map Shows Noise Measurement Points

The results of the noise measurements made at 24 hours in 4 locations under the EBDC studies are presented in Table 20.10 below. According to the measurement results, the sound level varied between a minimum of 12.0 dBA and a maximum of 106.00 dBA; the equivalent noise level was measured as 56.60 dBA at the HG-1 point as lowest and 62.60 dBA at the HG-2 point as highest.

Table 20.10   24 Hour Outdoor Noise Measurement Results (dBA)

Sampling Points	Sampling Date	Minimum Noise Lmin (dBA)	Equivalent Noise Leq (dBA)	Maximum Noise Lmax (dBA)
HG-1	21.07.2015	45.50	56.60	87.10
HG-2	23.07.2015	86.60	62.60	106.00
HG-3	24.07.2015	24.20	59.60	89.50
HG-4	22.07.2015	12.00	56.70	89.40

Golder site observations and Artek measurement were summarised as sources of noise and emissions were: meteorological factors, natural life and daily human activities (such as vehicular traffic of local villagers).

20.3.9	Soils

Six soil and two sediment samples were taken in areas foreseen to be part of the mining areas during sampling work carried out by Golder in June 2015. The samples were sent to the ALS Laboratory in Prague, Czech Republic for analysis.

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Map Indicating the Locations of the Soil and Sediment Sampling Points is depicted in Figure 20.16 below.

Figure 20.16  Map Indicating the Locations of the Earth and Sediment Sampling Points as per the Foreseen Activity Areas

The results of the laboratory analysis of the samples are evaluated according to the Annex-2 Table-2 of the "Regulation on Soil Pollution Control and Contaminated Soil with Point Source" (TKKNKKSDY).

The evaluation results are listed below:

•	No total organic halogens (TOX) and total petroleum hydrocarbons (TPH) were found in any of the samples taken;
•	Mercury and cadmium values have been detected below or just above the limit of detection in most cases;
•	Copper, zinc and lead concentrations were found to be elevated in soils at locations where weathering of mineralisation has been evident upstream; an example of this is the location where drainage from Powerline Valley flows onto the valley floor shortly before the confluence with Maden Creek;
•	Volatile organic compounds (VOC) were also assessed, although in most samples levels were below detection limits. Naphthalene was however detected at point HS-1, but this is considered to be local and limited (and although detected, barely so).

Soli classification of the general area is depicted in Figure 20.17 below.

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Figure 20.17   Soil Classification Map

20.3.10	Acid Rock Drainage and Geochemistry

A geochemical characterisation program was implemented to assess the environmental stability of ore and waste rock (WR) in terms of its acid rock drainage and metal leaching potential. This test program selected representative 23 samples from exploration drill core and included the following components:

•	Mineralogical Analysis;
•	Whole Rock Analysis;
•	Acid Base Accounting (ABA).

SRK performed a gap analyses for ARD and metal leaching resulting in the selection of new samples for testing. All samples were selected from diamond drill core. These samples were sent to SGS Canada for static testing. Additionally, rock samples, water samples, soil and sediment samples were also collected.

Intersections of projected drill holes (DH’s) with the (3-D) underground stope plans were used to select waste rock and ore samples for static tests. A total of 58 drill core samples were collected to produce 23 composite samples of waste rock (20) and ore (3). These waste rock lithology units (abbreviation in parentheses) are: andesite breccia (And Bx), dacite breccia (Dac Bx), gypsum volcanosedimentary (Gyp Volc), chlorite andesite breccia (Chl And Bx), massive pyrite/enriched (M Py/Enr) and tectonic breccia (Tec Bx).

Geochemical Analysis

Sample pH values are generally between pH 6 and pH 7 except for two M Py/Enr samples with very acidic paste pH values that also have very high sulphide-S concentrations. Sulphur analysis is presented in Figure 20.18 below:

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Figure 20.18 Plot of a Comparison of the Relative Contribution of the Three Different Sulphur Fractions Among the Different Waste Rock and Ore Samples

To distinguish samples that are Potentially ARD Generating (PAG) from those that are not potentially ARD generating (non-PAG), NP values are plotted against Acidifying Potential (AP) values in Figure 20.19. The data collected has demonstrated that all 23 waste rock and ore samples are PAG (NP/AP <1) and likely will generate ARD. Basically all waste rock types and ore examined in the ABA tests will generate ARD and release metals when stored under atmospheric conditions. The massive pyrite waste rock in particular poses a serious problem and its storage will require special attention due to the extremely high sulphide-S content.

Figure 20.19  Plot of Neutralisation Potential (NP) versus Acidifying Potential (AP) to Distinguish PAG from Non-PAG Samples

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In summary, the waste rock is inappropriate for civil construction. Mine planning will need to focus on using waste in backfill as much as possible. That which must remain on surface due to swell factor will need to be stored in a lined and then covered landform, or mixed with neutralising materials.

No geochemistry has been completed on process plant tailings to date. Sulphidic tailings will most certainly be acid generating. Low sulphide tailings may be PAG but need to be tested. It is intended that surplus (i.e. that not used in the production of paste backfill) of this material will be dumped with the PAG waste anyway.

Major and Trace Elements

In addition to an assessment of the ARD potential of materials, it is important to understand the potential release of major and trace elements at elevated concentrations.

Ignoring tectonic breccia (only one sample), enrichment is prominent in all types of waste rock and ore but the most abundant enrichment (involving the most elements) occurs in samples of chlorite andesite breccia, massive pyrite and ore. However, for most waste rock types and ore samples the most frequent enrichment involves silver (Ag), arsenic (As) and selenium (Se). Less frequent enrichment of antimony (Sb), copper (Cu), zinc (Zn), bismuth (Bi) and molybdenum (Mo) is also observed among the various waste rock types and ore. The enrichment of bismuth (Bi), copper (Cu) and molybdenum (Mo) occurs predominantly in chlorite andesite breccia, massive pyrite and ore.

Total sulfide amount of these rocks is lower than 0.1%, which is accepted as inert waste rock according to Turkish Environmental Regulations. In summary:

•	Significant element enrichment is prominent in all waste rock and ore samples;
•	Chlorite andesite breccia, massive pyrite and ore show the most abundant (diverse) element enrichment: Ag – As – Bi – Cu – Mo – Se;
•	The most frequent element enrichment in the different waste rock types and ore samples involves Ag, As and Se while Sb, Cu, Zn and Bi show less frequent enrichment;
•	Considering the high ARD/ML potential of the waste rock and ore, their long-term storage will be a major concern.

Conclusion and Recommendations

Based on the discussion of the available data, the following general conclusions can be drawn:

•	The low measured NP values of waste rock and ore samples indicate that their acid buffering capacity is low;
•	Due to the high sulphide-S concentrations, the calculated AP values of waste rock and ore samples are high. The sulphide-S concentrations can reach extremely high values in massive pyrite waste rock;
•	Based on the NNP and NPR values, all 23 composite samples of waste rock and ore are PAG and will likely generate ARD if they are exposed to atmospheric conditions;
•	Significant element enrichment is possible in all waste rock and ore samples;
•	Chlorite andesite breccia, massive pyrite and ore show the most abundant (diverse) element enrichment: Ag – As – Bi – Cu – Mo – Se;
•	The most frequent element enrichment in the different waste rock types and ore samples involves Ag, As and Se, while Sb, Cu, Zn and Bi show less frequent enrichment;
•	Considering the high ARD/metal leaching (ML) potential of the waste rock and ore, their long-term storage will be a major concern.

Considering the ARD/ML potential of the waste rock and ore that will be generated in the Hod Maden project, their storage will be an important issue. As water quality predictions will be used to assess the impacts of waste rock storage and ore storage there are several prerequisites that need to be satisfied to ensure reliable water quality predictions:

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•	Mineralogical analysis to better understand the source of heavy metal in leachates;
•	Obtain a better understanding of hydrogeological conditions in the proposed mine (additional drilling and sampling;
•	Completion of kinetic geochemical testing on waste, tailings and backfill samples (provided from metallurgical testing programmes);
•	Optimisation of geochemical properties of various waste types and backfill to minimise release of heavy metals.

As a result of static test results of 23 samples taken from Project drill cores, it has been observed that some samples having sulphur content and acid rock drainage potential. As a result of this evaluation it is considered that the waste material to be excavated cannot be considered as inert material and can be considered as "hazardous or non-hazardous waste". According to the Mine Waste Regulation published by the Ministry of Environment and Urbanisation, it is likely to be classified as a "Category A or B" facility. The category of the area (hazard class) can be set out as a result of the studies to be carried out in the following periods.

Once the kinetic tests are completed, the situation of the specimens can be clarified more clearly. These findings came to light in the first results.

For the purpose of minimizing the risk of ARD for operation and post-closing period, management of lithologies, defined as PAG, should be provided and leakage water should be controlled. As soon as practically possible, closing studies should be carried out pertaining to the waste dump areas where the sulphidic waste material is to be stored.

Given the potential of the waste to form acid drainage, the following criteria will be deployed from the outset:

•	Diversion drains will be installed around the waste dump, TSF and all operational areas to limit the amount of contact with water and amount of contact water to be treated;
•	Waste and tailings will be placed on impervious membranes with preferentially a buffering material on the substrate and leak detection to the toe;
•	Measurement of underground water that could be affected from the waste dump areas should be stated by the deployment of observation wells which should be monitored for level and chemical composition;
•	If possible, consideration should be made to preparing the substrate of the waste dump with material having neutralisation capacity;
•	Static tests and calculations should be made on the waste material. During storage, slopes should be formed according to slope stability analysis and benches having sufficient width should be formed. Required monitoring systems should be placed in the field and movements of the mass should be monitored;
•	All water emanating from the contact areas (drainage from rain or seepage from contained moisture upon deposition) will be collected and treated. This will be preferentially used in processing operations;
•	Mine closure plans will include covering the waste landforms such that any water falling on such naturally sheds into the diversion drains, then be sealed with an impervious membrane and covered with soil. Plant species used for rehabilitation should hold the soil well but not deep root and compromise the geomembrane;
•	Other contact areas should be cleaned up; any contaminated high sulphur material placed in the TSF and the areas then ripped. Some buffering material (e.g. limestone) may be turned in if there is a risk of AMD from the old plant areas.

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It is important to note that the proposed mine area will be subject to Turkish Water Pollution Control Regulations - Mining Industry Waste Water Discharge Standards (Rg:24/04/2011-27914). Anthropological Environment

Population and Settlement

The Hod Region includes Yukarımaden and Aşağımaden villages and the Project area. This area has been subject to depopulation for a long time now, as demonstrated in Table 20.11 below. It is understood by informal survey that the decedents of the historical population of the region are generally living in other provinces or in the centre of Artvin province, and only (occasionally) returning to the ancestral villages in the summer.

Table 20.11   Population Data of Aşağımaden and Yukarımaden Villages between 1985-2014

Year	Population (person)
	Aşağımaden	Yukarımaden	Total
2014	362	122	484
2013	380	127	507
2012	379	124	503
2011	395	125	520
2010	423	126	549
1990	1.082	478	1.560
1985	1.285	585	1.870

Source: Turkish Statistical Institute, http://www.tuik.gov.tr

Apart from the respective village centres, the settlements are usually distributed in the form of neighbourhoods and districts with 1 to 30 dwellings. The settlement areas located in the region are hence scattered along the base of the valley floor, although there are also some related to upland pastures where the mountains flatten out in some locations.

The existing village roads are generally located on valley floors and valley slopes to the extent that the topography allows.

Land Use

Yukarımaden-Aşağımaden region, also known as the Hod Zone, is outside the boundary of the Municipality of Artvin.

According to the 1/100.000 scale Ordu - Trabzon - Rize - Giresun - Gümüşhane - Artvin Environment Plan prepared by the Ministry of Environment and Urbanism, the licence area is generally within the forest area.

According to the land use data of the Ministry of Food, Agriculture and Livestock, licence areas are composed of dry (non-irrigated) land (rare), forest land and open rocky terrain or mountain pasture (refer to Figure 20.20 below).

Information about the agriculture and forest areas in the Project area is given below.

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Figure 20.20   Land Use Status of Licence Areas and Surroundings

Figure 20.21  Maden Valley Looking North; Agricultural Area in the Foreground

Agricultural Areas

The agricultural areas consist of the gardens that the local people in general created to meet their own needs. In addition, it has been observed that some areas have dry farming areas.

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Figure 20.22  Dry Farming Area Adjoining Degraded Forest

Forest Areas

According to information received from the Ministry of Forestry and Water Affairs web site, the Project site is located within the areas designated as productive forest, degraded forest, open areas and water surfaces. The licence areas are within the boundaries of Artvin Forest District Directorate, Artvin Forest Management Directorate and Madenler Forest Management Directorate. The Forestry plan is provided in Figure 20.23 below.

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Figure 20.23   Location of Licence Areas on the Environmental Plan

20.3.11	Archaeological Interest Sites

Project Presentation Files were submitted to the Provincial Directorate of Environment and Urbanisation in November 2014 and January 2015; the Cultural and Natural Assets Regional Board Directorate of Trabzon reported that there were no cultural assets within the scope of the act 5226, 3386 and 2863 in the Project site.

A detailed study of the area will be carried out in the future to validate this position.

20.3.12	Protected Areas

In view of the opinions received from the Ministry of Environment and Urbanisation and the Regional Directorate of Ministry of Forestry and Water Affairs, it has been observed that there is no legal protection area in the licence areas.

20.4	Social and Community Impacts

20.4.1	Description of the Social Environment

The Hod Maden Project is located in Merkez (Central) district of Artvin province. The Project study area is neighbouring to Aşağımaden (2.3 km southwest), Dikmenli (3.8 km north), Hızarlı (2 km north), and Yukarımaden (420 m east) villages. Aşağımaden and Yukarımaden villages are considered to be in the primary sphere of influence of the project. The location of the mine and the settlements are provided in Figure 20.24.

20.4.2	Population and Affected Communities

The population distribution of Artvin province, Merkez district, and the villages located in the vicinity of the PFS area are provided in Table 20.12. In line with the information provided in Table 20.12, the gender distribution is more or less balanced in all the settlements.

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The settlements in the Project area are experiencing significant out-migration due to unemployment, lack of educational facilities, and marriages outside of the local community. The villagers generally migrate to Bursa and Mudanya (one of the districts of Bursa province); however, their ties with their homeland remain intact. Remarkable numbers of population who migrated to bigger cities return to their villages during summer months for spending time at uplands and in their village houses. Furthermore, the villagers have their official community association in Bursa called “Hodlular Association”.

Figure 20.24   Local Context of the Project

Table 20.12   Population Distribution of the Settlements

Administrative Unit	Settlement Name	Population
		Male	Female	Total
Province	Artvin	84,597 (50.3%)	83,471 (49.7%)	168,068
District	Merkez	17,313 (50%)	17,313 (50%)	34,626
Village	Aşağımaden	172 (49.1%)	178 (50.9%)	350
	Dikmenli	46 (50%)	46 (50%)	92
	Hızarlı	60 (47.6%)	66 (52.4%)	126
	Yukarımaden	54 (46.2%)	63 (53.8%)	117

Source: TurkStat, Address Based Population Registration System (ABPRS) – 2016

20.4.3	Local Economy

The main economic activities in Artvin province are agriculture, animal husbandry, and agriculture-based industry. The main agricultural products are tea, nut, bean, potato, feed crop, grape, corn, and various fruits. Honey production is also an important economic activity for the entire province. There are 1,462 enterprises which are engaged in honey production (TurkStat, 2016).

The residents of the province are also familiar with mining activities as the region has several significant mineral deposits, especially in the Artvin province and Murgul district. The main deposits are copper, gold, silver, and zinc.

Majority of the population residing in the Yukarımaden and Aşağımaden villages are retired and their main income source is their retirement pension. There are very few households which are engaged in animal husbandry. Although agricultural activities are not common in the region, almost every household cultivate their own vegetables and fruits in their small backyard gardens.

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Since 2014, approximately 60 local residents have been employed by Artmin within the scope of the Hod Maden Project exploration studies. Additionally, the heavy construction equipment (i.e. excavator, backhoe-loader, trucks, etc.) have been sourced from the surrounding villages, and the contractors have been selected amongst the local companies.

20.4.4	Education

At the national level, the percentage of illiterate people is 3.5 percent (of which 84.0 percent is females). In Artvin province, the illiterate population is 2.4 percent (of which 85.1 percent is female), whereas in Merkez district it is 3.8 percent (of which 85.0 percent is female).

In Artvin province, there are 226 educational institutions, 1,641 classrooms, 26,000 students and 1,847 teachers. Since educational services and infrastructure are insufficient in the Project study area, both in Aşağımaden and Yukarımaden villages the students attend schools in different districts. The number of university graduate people in the study area is high, and majority of these people live in different provinces outside of Artvin.

20.4.5	Health

In Artvin province, there are eight (8) hospitals with a total capacity of 346 beds. Local residents of Aşağımaden and Yukarımaden villages also utilise the hospitals in the Artvin city centre. However, these hospitals remain insufficient in terms of infrastructure and equipment. Therefore, the patients are generally referred to hospitals in different provinces (e.g. Erzurum).

20.4.6	Consultation to Date

Engagement between Artmin and local stakeholders commenced during the exploration and early scoping phases. Artmin established a community relations office in the Yukarımaden village. There are two community relations specialists who are responsible for executing the stakeholder engagement activities, and applying the grievance mechanism. They are also responsible for providing up-to-date information on the Project to the stakeholders. An internal grievance mechanism which is available for all employees has also been established.

In addition to various visits to governmental institutions, Artmin has already conducted several informal community meetings both in common places and households with the local residents of the villages around the Project area. Through both the formal and informal meetings, Artmin has developed and established its transparent model of stakeholder communication strategy. In addition to local purchase and employment strategy, Artmin also supports the local community via scholarship awards to 14 university students.

There have been no significant public relations and community engagement issues observed by the Community Relations Department during the exploration and pre-feasibility study (PFS) phases that would adversely affect the social licence-to-operate. It is the intention of Artmin to further develop the community relations in the upcoming DFS phase.

20.4.7	Planned Social Impact Studies

During the upcoming phases of the project, further studies will be made to more closely understand traditional land uses and model potential social impact scenarios. Within the scope of stakeholder engagement strategy, Artmin plans to support the local communities via employment, local contract opportunities, local purchase, and community development programmes.

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20.4.8	Competing Projects, Employment, Economic Change and Impact on Traditional Land Use (Social and Cultural Change, Local and Regional)

Only a small amount of people will be detrimentally affected by the proposed mining operations, most specifically those along the Maden Creek and Saliçor Creek valleys, and to a lesser extent residents of Aşağımaden. This will generally be increased road traffic, noise (ventilation fans near Yukarımaden) and a small land area impact above the mine. Water diversion will also have a minor impact. These impacts could generally be considered minor nuisances compared with the positive economic impact on the area, both directly with employment and indirectly with local service providers and other knock on effects. There are no competing projects in the area and the dam construction activities near Yusufeli are considered complimentary. There should be positive impact in the town of Artvin itself, where it is believed most of the workforce will ultimately live. These impacts include increased housing construction and retail opportunities for local residents. Further studies during the DFS will estimate the gross economic impact into the region.

20.4.9	Impact on Existing Infrastructure and Local Government Services

The new access road into the mine site area will have a positive effect on the area and will be maintained by the mine for the duration of operations before being handed over fully to the local government. The main road between the new access road and Artvin (D950) and subsequently Hopa Port (D010) will see an increase in traffic, but this increase will be very minor and not cause any material road maintenance cost to these sealed roads. There will be additional demands on local government services commensurate with a small population influx for construction and operations (it is expected that skills will need to be bought in from other parts of Turkey to construct and operate the mine), and the mine will also have a very small impact on the regional putrescible fill requirements.

20.5	Environmental Impacts

Potential (natural) environmental impacts have been largely described in section 20.3 above. Conceptually, significant impacts (which will be studied in detail during the next phase of project development) that may or will manifest on site include:

20.5.1	Construction Stage

The potential environmental impacts that may manifest during mine infrastructure construction activities would be related to activities such as ground clearing in the areas of the waste dumps, the construction of the tailings storage facilities, and the construction of roads. Potential impacts include:

•	Decrease in air quality as a result of particulate matter generation and emissions to the atmosphere in all the activities involved at this stage.
•	Increase in noise levels, mainly as a result of machinery movement in the Project area in general, and at each site.
•	Impact on soil quality as a result of topsoil removal activities, machinery movement in the Project area, topsoil stockpiling, road maintenance, and preparation of work sites. Soils may be differently affected depending on their compaction and productivity loss.
•	Impact on potential soil use in areas where topsoil will be removed, earthworks will be conducted, and where civil constructions will remain indefinitely, i.e., pads, waste dumps, tailing storage facility, and main accesses, which will remain after remediation as environmental liabilities with a soil use that will be different from the original one.
•	Groundwater quality may be affected during the preparation works for the mine, when these activities intercept the groundwater table, therefore releasing water into the environment.
•	Surface runoff may be affected in some areas as a result of topsoil removal, maintenance and construction of roads, preparation of the mine and infrastructure, and construction of tailings storage facilities and waste dumps. It will be necessary to build diversion channels in order to avoid changes in regional runoff.

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•	Ground morphology may be negatively affected in every activity that involves soil removal and stockpiling, whether it is temporary or permanent. Therefore, a discordant element will be added to the original morphology of the area. Activities that may cause such impact are topsoil removal, disposal of excess material, preparation of new pads, construction of the tailings storage facility, slope cuts, and ground levelling when building roads and preparing the ground for the construction of waste dumps.
•	Erosion processes: the activities that include topsoil removal, machinery movement, road maintenance, preparation of pads, construction of the tailings storage facility, slope cuts, and ground levelling when building roads and preparing the ground for the construction of waste dumps may encourage water and, especially, wind erosion processes.
•	Topsoil, plant health, and habitat quality may be affected by the topsoil removal and machinery movement activities in the Project area, and at each of the work sites because of the disposal of excess material. They may also be affected in the waste generation and disposal, road maintenance, preparation of pits, construction of the tailings storage facility, slope cuts, and ground levelling when building roads and preparing the ground for the construction of waste dumps.
•	Habitat quality, as well as the food and shelter availability for fauna may be negatively affected by almost every activity that takes place in the construction stage. The fauna has been assessed considering major vertebrate groups that live in the PFS area (birds, mammals, reptiles, mammals with burrows, and micromammals) since they will be affected differently by each activity.
•	Landscape qualities may be affected when removing topsoil, disposing of excess material, generating and managing municipal solid waste (MSW), preparing pads, constructing the tailing storage facility, cutting slopes, levelling the ground for road building, and preparing the ground for the construction of dumps.
•	The potential socio-economic impacts produced at this stage are also related to mine construction activities and the expansion of the Hod Mine Project components.
•	The socio-economic aspect could be positively affected by the increase in economic activity, the development of enterprises, rising educational levels and negatively by increased traffic and possible initial competition in housing demand (increased cost rental), education and health.

In general, all these activities may cause insignificant or moderately significant impacts that can be partially or totally recovered with mitigation and/or remedial measures. Impacts that have been considered to be moderately significant have generally been associated with topsoil removal, preparation of the pads, construction of the tailing storage facility, building of roads, and preparation of ground for the construction of waste dumps. All these are works that will remain in the area as environmental liabilities once the Project activities are finished.

20.5.2	Operation Stage

During this stage, as in the previous one, there can be potential environmental impacts derived from the Project implementation and operation. In this case, the potential environmental impacts have been mostly classified as insignificant mainly because, during the Construction Stage, all the areas where the Project components will be placed have already been modified. Other reasons to consider such potential impacts insignificant have to do with their low likelihood of occurrence, their size, and their reversibility.

The potential environmental impacts that can be consequently generated during this Operation Stage are the following:

•	Decrease in air quality as a result of particulate matter generation and the increase in noise levels when transporting the ore to the Process Plant, as well as machinery and personnel within and outside the Project. The air quality will also be affected by activities involving road maintenance, blasting in pits, waste dump growth, operation of the Process Plant, and operation of Ancillary Facilities;

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•	Disturbances to groundwater quality and quantity as a result of the expansion projects and mine drainages (surface operations and underground);
•	Disturbance in surface runoff as a result of activities related to road maintenance and expansion projects;
•	Disturbance in ground morphology as the mining works progress. There may be depressions in the areas affected by minor ground subsidence (or consideration of an open pit) and positive relief in the development and growth of waste dumps and the tailing storage facility;
•	Increase in erosion processes in activities related to road maintenance, machinery transportation inside and outside the Project, blasting, and tailings disposal;
•	Impact on plant health and habitat quality due to ore and staff transportation, road maintenance, blasting, growth of waste dumps, and operation of the Process Plant;
•	The quality of the habitat for the fauna may be affected by machinery movement and transportation inside and outside the Project site, road maintenance, blasting, as well as the development and growth of the waste dump (or a potential mine pit). Lastly, it may be affected in the operation of the Process Plant. The most affected species will be those with limited capability of movement to search for new habitats, such as micromammals and reptiles. Larger mammals and birds have better adaptability to new environmental conditions;
•	Disturbances in landscape quality, mainly because of an increase in the number of vehicles that will travel along the road for transportation purposes outside the Project area. Inside the Project direct impact area, this factor may be affected by fragmentation and the artificial scene created by the growth of the ore stock piles, the pits, the tailing storage facility and the waste dumps, as well as the existence and operation of the Process Plant.

The potential socio-economic impacts that can be generated during this Operation Stage are the following:

The negative potential impacts considered are the following:

•	Socioeconomic impact: at first, there will be an increase in the demand for goods and services (education, health, public services, housing availability); therefore, the road and building infrastructure may be negatively affected until there is an increase in the supply and the demand is satisfied. The sense of well-being may be negatively affected by a sudden immigration of workforce, as well as an increase in insecurity, traffic and the cost of living, among others.

During this stage, the impacts assessed were mostly classified as insignificant, especially, because the most significant impacts were caused during Construction Stage. The impacts that were classified as moderate are the ones resulting from machinery and vehicle transportation, growth of pits, underground mining, operation of the Process Plant, and growth of waste dumps. These activities have a negative effect on the quality of soils, water, and the habitat of plants and animals.

20.5.3	Closure Stage

During the Closure Stage, activities will be carried out so as to ensure that the entire area affected by the Project is safe and stable in the long term. The closure plan will be concurrently progressive.

The cessation of activities within the Project area will bring about positive impacts on the environmental factors affected during previous stages. Those positive impacts are the following:

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•	Restoration of air quality as there is a reduction in particulate matter and noise levels, since the Project activities come to an end and these impacts are no longer generated;
•	The soil quality and its potential use may be improved in certain areas as a consequence of remedial and dismantling activities, the demolition of facilities, and the cessation of activities;
•	The quality of surface water, groundwater, and surface runoff may be recovered by the remedial activities carried out in the area;
•	Partial recovery (or remodelling) of morphology in some affected areas;
•	Improvement and prevention of erosion processes due to physical stabilisation, remediation and/or revegetation activities;
•	With remediation, revegetation, and cessation of activities, the recovery process of topsoil, and the quality and health of the habitat for the flora may be favoured;
•	For fauna, with dismantling and demolition activities, physical stabilisation, remediation and/or revegetation, and the cessation of activities, the habitat quality, the food availability, and the population will be gradually restored;
•	The landscape characteristics will be improved with the dismantling and demolition of the facilities, as well as the remediation and/or revegetation activities.

In general, all these potential positive impacts have been classified as moderately significant on the affected surfaces mainly because they are permanent.

During this stage, there may be negative impacts because it will be necessary to use machinery for most closure activities. These negative environmental impacts are the following:

•	Decrease in air quality as a result of particulate matter and noise generation during dismantling and demolition of the facilities, physical stabilisation of waste dumps and roads, and movement of machinery in the Project area;
•	Decrease in plant health and habitat quality as a result of machinery movement within the Project area;
•	Decrease in habitat quality and fauna population as a result of machinery movement within the Project area;
•	Impact on landscape quality as a result of works on waste dumps, the tailing storage facility, and roads, which will remain as environmental liabilities once the activities in the area are finished.

From the socio-economic perspective, the impacts associated with the closure of the mine will be mostly considered to be negative:

•	From the socioeconomic perspective, the population will be affected as a result of the cessation of the Project activities and the consequent unemployment; therefore, part of the workforce will migrate to find new jobs. The economy will be locally and regionally affected since there will be less financial contribution at regional, local, and national levels; and lastly, there will be a decrease in the sense of well-being as there will be a decrease in employment and mine-related development, among other activities.

All these potential impacts have been classified as almost insignificant, especially considering that they are reversible and that the activity has a low intensity in the area.

Regarding moderately and highly significant potential impacts, there will be personnel redundancy, and local and regional economy will be negatively affected in spite of the fact that there will be social supportive tasks and possible new enterprises.

20.6	Environmental Management Plan

An environmental management strategy and management plan will be developed in detail during the next phase of the Project and cover all phases of the project, including closure. The discussion below provides a synopsis of how the plans and strategies will meet Artmin’s stated environmental policy and will include ongoing assessment of identified potential impacts.

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20.6.1	Measures to Control and Mitigate Atmospheric Emissions

Dust sampling will continue during the development and operations phase of the project. In general dust control will be done by water dampening, but little dust is expected to be generated by this underground operation. Internal combustion engines will be equipped with appropriate pollution control devices. No thermal drying or smelting will be done on site.

20.6.2	Measures to Control and Mitigate Noise Emissions

Noise bunds not practical, but most noise will be in the Saliçor Valley away from populated areas. The Maden Valley will be impacted by truck noise (waste haul, servicing) and ventilation fans.

20.6.3	Measures to Control Erosion and Sedimentation

Diversion drains will have stilling boxes before discharge into natural water courses.

20.6.4	Measures to Control the Physical Stability of the Project Components (Underground Mine Workings and Waste Dumps)

Piezometers will be installed on the TSF walls, above the mine workings and at other appropriate locations. These shall be monitored biannually by a third party geotechnical engineer.

20.6.5	Measures for the Preservation of Soil Resources

Top soil storage will be located in areas where the tree population to be determined on the ground is weak. It will be designed according to the instructions of General Directorate of Forestry. Protection measures against erosion will be applied. These details will be determined in the EIA process.

20.6.6	Measures for the Preservation of Water Resources

As per the work done to date, water flow and quality measurements will continue to be monitored quarterly (and in key locations monthly). These details will be determined in the EIA process. Any digression of water quality will be investigated and measures put in place to resolve the issue, including diversion to contact water and/or improved non-contact diversion.

20.6.7	Measures to Control Hazardous Material Transportation, Storage, and Handling

Appropriate security, bunding, controls, procedures and protocols (including emergency spill response) will be put in place on a risk basis referencing Material Safety and data Sheets as provided by the supplier and updated in the context of the site.

20.6.8	Waste Management Measures

Geochemical testing will be ongoing for the waste material to be produced and measurements and evaluations for other works will be ongoing. Care will be taken to control and cauterise any AMD. A recycling programme will be instigated on site and all off-site waste disposal will conform with local municipal regulations. It is not planned to have any putrescible or other hazardous waste disposal on site other than the mine waste landforms (tailings and mullock), which will be sealed and rehabilitated at closure.

20.6.9	Biodiversity Protection Measures

For the assessment of the current situation, 3 periods of monitoring work have been completed in the previous periods and in addition to these, the current situation will be monitored for 3 periods for EIA Studies. Information of completed 5 period monitoring studies are given in section 20.2. One of the three periods during which monitoring studies are to be carried out have taken place in November 2017 and the timetable for the remaining 2 periods is as follows.

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•	May 2018 2. Period Biodiversity Field Studies;
•	August 2018 3. Period Biodiversity Field Studies.

As discussed earlier, there are two plant species of concern and research into propagation and other locations will be investigated as part of the EIA development.

20.6.10	Cultural Heritage Preservation Measures

A relevant study will be completed in the future, but it is understood that there is no ethnological speciality in the area that requires preservation.

20.6.11	Soil Use Preservation Measures

Soil management strategies have been discussed earlier and a suitable plan will be developed during the next phase of project development.

20.6.12	Measures to Control Landscape Value Preservation/Recovery Programme

Upon mine closure the resultant landscape will be rehabilitated and landforms blended such that the visual impact and reduction in amenity minimised. As the wastes will need to be sealed with geomembrane unless mixed with considerable buffer material bought from off site (increasing the size of the landforms), planting of deep rooted vegetation on the TSF or waste dump will need to be avoided. Given the design of the TSF wall, it will be possible to plant pine trees on this, thus obscuring it, but shrubs will be more appropriate on the waste dump. The surface of the TSF will be put to better use as grazing fields given the flat area that will result from it.

20.6.13	Community Relations Plan

A community relations plan is under development as part of the overall stakeholder engagement plan.

20.6.14	Monitoring, Control and Follow-Up Programs

Monitoring and control will be an ongoing part of operational continuous improvement.

20.6.15	Meteorological Monitoring Program

Selected the location of the meteorological station (MS) at project site. After selecting the installation location, approval from Turkish State Meteorological Service (TSMS) was obtained and construction started in September 2016. In March 2017, MS construction and commissioning was completed and the station was handed over to TSMS. Since then, online meteorological data has been collected from the MS and the meteorological data was incorporated into hydrology and hydrogeology studies by SRK.

20.6.16	Air Quality Monitoring Program (Noise and Dust)

The relevant study will be carried out in the future work programmes, however where possible appropriate noise reduction protocols will be put in place, including minimising waste haulage at night, ensuring suitable noise reduction equipment is put on mobile machines, and stationary rotating equipment be put inside buildings where possible. Similarly light pollution will be controlled by the use of low level lighting as and where appropriate. Dust management will be enacted by deployment of suitable engineered systems, dust extractors, water application and other means to control such.

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20.6.17	Surface Water and Groundwater Monitoring and Quality Control Program

The relevant study will be carried out in the future studies. The PFS has allowed for considerable diversion drainage, contact water collection and water treatment facilities.

20.6.18	Flora Monitoring Program

The relevant study will be carried out in the future studies, however monitoring of flora will be an ongoing part of the environmental management plan, including:

•	Instigating measures to minimise any effect of wildfires;
•	Ensuring that critically endangered species are nursuried and where appropriate habitat fenced off;
•	Managing clearing by permit protocols;
•	Monitoring for any unexpected die-back events.

20.6.19	Fauna Monitoring Program

The relevant study will be carried out in the future studies. No endangered species have been identified and efforts will be made to minimise interaction of animals with the operations (e.g. road underpasses for hedgehogs).

20.6.20	Aquatic Communities

The relevant study will be carried out in the future studies.

20.6.21	Closure Stage

Permanent closure is deemed to occur when a mine exhausts Mineral Reserves that can be economically extracted and ceases operations without the intent to resume mining activities in the future. The following outlines the preliminary closure plan strategy, which is to be detailed during the EIA process.

a)	Mine

Only a portion of the mine assets are expected to have sufficient salvage value at mine closure to warrant transport off-site to a suitable market. The majority of the mine assets are expected to be buried underground. All mine equipment will be removed from underground before mine closure. Equipment and material that has no salvage value will be decontaminated and moved back underground prior to the mine access being sealed.

The intent will be to completely backfill the underground stope voids and close-off all access to the underground workings by completely sealing the initial decline and portals with paste backfill formed behind block or cast walls.

After mine closure and underground backfill, groundwater levels will slowly rebound in the mine area, flooding any remnants of the underground workings. Some groundwater movement may occur along the edges of the backfilled area where the wall rocks are fractured, and within the workings where gaps remain between the backfill and the roof that could not be filled, or where the backfill has settled. Predictions for the quality and movement of groundwater to surface need to be developed during the DFS and refined during operations and at mine closure.

As a contingency, a groundwater pumping and water treatment scheme could be devised and provided for (utilising the water treatment plant for a number of years post operation), however remedial grouting will ultimately be deployed if any areas become problematic in the long term.

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The pumping system will consist of a well installed from surface into the core of the underground workings. In this way, the underground mine void would be used as a sump. Pumped water would be sent to a scaled-down mine water treatment circuit, followed by discharge to the environment. Over time, the quality of groundwater underground is expected to improve as leachable metals diminish. Therefore, the contingency pumping scheme, if required, will likely not need to operate for an extended period.

b)	Landforms

The main task will be rehabilitating the resultant waste landforms. A detailed programme will be devised as part of the EIA process, however it is expected that both the TSF and waste dump will follow similar protocols:

•	Once operations have ceased, the dam will be fully decanted and allowed to dry during the summer months. Once all surface water has been removed, the freeboard of the TSF will be filled by a minimum of 1.0 m of random fill to form a slightly convex, naturally water-shedding surface to the TSF. The random fill may consist of waste, quarried material or rehandled tailings;
•	A liner and drainage system will then be will be laid over the TSF;
•	The TSF will then be covered with an organic soil layer consistent with the convex landform such that it naturally drains to the perimeter. The area will then be planted with suitable vegetation;
•	Perimeter drains will be established at the final height such that shed water (and any water that bypasses the original diversion drains) is directed around the perimeter and down the diversion drain system into the Saliçor Valley;
•	The TSF embankment will be terraced and formed to minimise natural erosion, then covered with organic soil and planted with suitable vegetation;
•	The waste dump will also be formed to minimise natural erosion, covered a liner and drainage system, and rehabilitated with suitable vegetation. Diversion and shedding drains will be routed into the Powerline Valley natural drainage line. Fences will be placed around these landforms to minimise the impact of grazing and burrowing animals during rehabilitation;
•	It is expected that revegetation trials will be undertaken during operations to identify the most effective method of revegetation.

An ongoing monitoring programme will be deployed for stability and water quality outflow for a period after mine closure, which is likely to be run by the government.

c)	Plant and Infrastructure

At the completion of operations, the plant will be flushed and all excess reagents destroyed or sold on. Where appropriate, lubricants will be recovered and all waste oil removed from site to a recycling facility. Once the plant is clean it will be put up for sale and sold off either as a single lot or piecemeal. It is expected that the proceeds from the equipment sale will cover the cost of final rehabilitation of plant and infrastructure areas; hence the exercise has been assumed to be cost neutral. The mechanical and electrical equipment will be removed by either the buyer or the agent charged with the sale on behalf of the vendor. It is expected that the demolition will realise some scrap metal which shall be sold or at least taken away by a scrap metal merchant. What will remain will be concrete, which shall be broken up (rock breaker and/or explosives) and disposed of in either the TSF or waste dump (this material will have some buffering potential), or sent to an off-site concrete recycling facility. The pads will then be ripped, covered with soil and follow the general site re-vegetation plan. Pad batters would have been rehabilitated shortly after construction as part of the environmental management plan, however some walls will have to be pushed down and the local earthworks re-shaped.

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It is expected that the water treatment plant may have to operate (or remain operable) for at least a couple of years until the rehabilitation programme is complete and the site given an “all clear” from government. This will require some accommodation to remain and power, water, communications and other utilities to have some capacity until this point, and then be demolished in a similar fashion to that of the main plant. The power mains will be passed on to the local power authority, or demolished back to the switchyard (which may mean rehabilitation will be run of diesel gensets). The sewage treatment plants will be passed onto the local community or the municipal government, or otherwise demolished.

Discussions will be held with the local community and some buildings will be sold on for use in alternative local industry (e.g. agricultural stores or intensive farming) if permitting conditions permit, or indeed donated for community use (e.g. the mosque) if the community requests such. Otherwise all buildings will either be demolished (similar to the plant) or sold on and removed if transportable. Similar discussions will be held about water diversions, which should be maintained around the TSF and Waste dump until rehabilitation complete and shedding proven. Otherwise, other drains will be modified to suit local irrigation requirements for agriculture. Once the decision to flood the mine is made, the diversion in the south valley will be isolated and the main channel allowed to flow again.

It is intended that all surface roads will remain for use by the local community once opened up and security restrictions relaxed. These roads will be passed on to the local municipality to maintain. If a particular road is not wanted, it will be ripped up and rehabilitated.

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21	CAPITAL AND OPERATING COSTS

21.1	Scope of Operating and Capital Cost Estimates

Capital and operating cost estimates have been developed for a mining operation capable of treating 900,000 tonne per annum of high grade ore and including:

•	A conventional underground mine using LHOS methods;
•	A copper/gold processing plant recovering these metals via a copper concentrate only, utilising a flow sheet comprising primary SAG milling, bulk rougher flotation, secondary grinding and scavenger flotation, rougher concentrate regrinding and copper rougher/scavenger flotation, copper cleaning stages, dewatering of the copper concentrate, dewatering of bulk flotation tailings for paste backfill or mixed waste disposal, and discharge of sulphidic tailings into a lined valley fill tailings storage facility;
•	Support infrastructure and utilities.

All costs detailed in the process plant and infrastructure estimates below have been estimated to an AACE class 4 classification. Preliminary, AACE class 4 costing has been established separately for the sustaining capital and deferred capital requirements around the TSF and environmental remediation. Operating costs have been addressed similarly.

21.2	Estimate Responsibilities & Accuracy

The cost estimate produced for the initial establishment of the mine is considered to be an AACE class 4 estimate with a level of accuracy within -20% to +25%. Costs are presented in United States dollars (US$) and are based on prices in effect during the first quarter of 2018; no escalation factors have been applied. Parties responsible for the various elements of the budget estimate development are detailed in Table 21.1 below.

Table 21.1    Estimate Responsibility Matrix

Scope Definition	Status	Responsible Party
Scope Description – Mining and Process	Frozen by area	Artmin
Scope Description – Infrastructure	Frozen	Artmin
Site Location	Site Specific	Artmin
Site Characterisation	Site Specific	SRK/Golder
Process Flowsheets	Preliminary	GRES
Equipment List – all discipline	Preliminary	GRES
Electrical Single Line	Sketch works	GRES
Plan views and Layouts	Preliminary	GRES/INR
General Arrangement Drawings	Preliminary	GRES
Execution Plan	Preliminary	GRES/Artmin/AMC
Implementation Schedule	First Draft – Level 4	GRES/AMC/Artmin
Equipment Pricing	Budgetary -+%25	GRES/AMC
Material take offs and installation quantities	Preliminary – Factored – Forced	GRES/INR/AMC
Labour Rates	Common local rates, benchmarked	Artmin
Construction Indirect/s	Site specific local rates	GRES
Engineering and Procurement	Preliminary	GRES/AMC
Construction Management	Time based cost as per the preliminary schedule	GRES/Artmin
Freight and Duties	Common market rates – benchmarked	Artmin
Spare Parts	Factored and Sourced	GRES/AMC
Initial Fills	Factored	GRES/AMC
Commissioning	Benchmarked against staffing estimate	GRES/AMC
Owner’s Cost - Staffing	Preliminary	Artmin
Owner’s Cost – Equipment	Preliminary	Artmin
Owner’s Cost – Consultants and Subcontracts	Preliminary	Artmin
Owner’s Cost – Expenses	Preliminary	Artmin

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21.3	Exclusions

The capital estimate is only for capital costs from the commencement of the process plant design and construction award (project sanction); the following are not included in the capital estimate:

•	All costs prior to DFS sanction are excluded, including exploration, pre-feasibility studies (i.e. sunk costs);
•	All exploration and development drilling expenditures. Artmin “Owners costs” for project development and ramp-up are included, however, Artmin’s corporate costs, further exploration and current site activity upkeep are specifically excluded;
•	Cost of Finance (COF), capitalised interests and standby fees from third-party lenders;
•	Corporate overheads, other than that specifically identified, whether locally or internationally.

21.4	Exchange Rates

The exchange rate between the United States Dollar (USD) and the Turkish lira (TL) adopted for the PFS cost estimation and economic assessment is 3.80 TL to 1 USD.

21.5	Pre-Production Capital Cost Estimate Summary

The pre-production (Initial) capital cost estimate developed for the PFS is based upon an EPCM approach whereby Artmin assumes general risk. As a result, the capital estimate does not include a contractor’s risk margin (for any portion to be let on a lump sum basis), nor does it include owner’s management reserve to cover risk range sensitivities (excluded project–specific risk and low probabilistic risk), hence maximum fund requirements.

The total estimated cost of bringing the Project into production is $272M including risk contingency, which has been added in the economic analysis by AMC in Part 22 of the Technical Report.

The overall estimated capital costs for the mining and process plant are summarised in Table 21.2. This cost excludes the sunk costs incurred to establish the exploration camp, the road to the exploration camp and costs of feasibility studies prior to and leading up to full project approval.

Table 21.2    Initial Capital Costs

Cost Area	Capital Cost (US$)
Pre-project sanction development costs (future fieldwork and studies; project delivery oversight)	22,138,243
Process Plant Direct	67,714,784
Infrastructure	8,505,056
Mobile Plant (Surface)	7,172,696
Tailings Storage Facility	12,530,434
Roads (access and surface arterial)	21,024,270
Plant & Infrastructure Indirect	39,842,821
Spares & First Fills	1,873,964
Owners Costs (pre-operations, corporate, insurance)	15,032,124
Pre-development Forestry Charges	8,187,107
Mining	67,913,976
Total Initial Capital Expenditure3	271,935,476

3 Excludes taxes, royalties and risk costs, contingency included in Capital cost totals

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21.6	Capital Cost Estimate

The capital cost estimate is broken down into pre-production capital, sustaining capital and mine closure and is presented as a summary in Table 21.3.

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and includes the initial purchase of underground mining equipment ($17 million).

Total sustaining capital comprises ongoing purchase and rebuild of mobile equipment ($49 million), renewals and extensions to underground infrastructure, and continuation of capitalised lateral and vertical mine development.

The pre-production and sustaining mining capital estimates include a 15% contingency to surface infrastructure and the paste fill plant ($3.6 M).

Table 21.3    Capital Costs Estimate

Cost Area	Capital Cost (US$M)
Pre-production capital	271.9
Sustaining capital	112.1
Mine Closure (excl. salvage)	10.0
Total capital cost (LOM)	394.0

21.6.1	Pre-Production Mining Capital

The Pre-Production Capital cost estimate is sub-divided by Work Breakdown Structure (WBS) cost areas as indicated in Table 21.4, it includes a 15% contingency applied to underground mining equipment, underground infrastructure, surface infrastructure and the batching plant ($4.1 M).

Table 21.4    Pre-production Capital Costs Estimate

Cost Area	Yr -3 (US$M)	Yr -2 (US$M)	Yr -1 (US$M)	Total Cost (US$M)
Mine development	-	11.6	15.5	27.2
Underground Mining Equipment	-	11.4	5.3	16.7
Mine Infrastructure - Underground	0.1	6.0	4.3	10.5
Mine Infrastructure - Surface	1.0	5.8	0.1	6.9
Batching Plant (shotcrete)	1.5	-	-	1.5
Mine - Light Vehicles	0.5	-	0.2	0.7
Drilling	-	-	0.5	0.5
Total (excluding contingency)	3.0	34.8	26.0	63.8
Contingency	-	2.6	1.4	4.1
Total pre-production capital	3.0	37.5	27.4	67.9

21.6.2	Sustaining Capital

Sustaining capital costs have been stated without any allowance for escalation or inflation. Sustaining capital costs, excluding Artmin owners cost ($12.3 M) are summarised in Table 21.5.

Sustaining capital for mining is estimated at $93.8 M over the remainder of the mine life. It includes purchase and rebuild of mobile equipment, fleet additions and renewals and extensions to underground infrastructure as well as continuation of capitalised lateral and vertical mine development. It also includes a 15% contingency applied to underground mining equipment, underground infrastructure, underground mining related surface infrastructure and the batching plant ($7.9 M).

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Costs for mine equipment used in this estimate were sourced from a variety of equipment suppliers, including Atlas Copco, Normet, Caterpillar, Orica Mining Services and from AMC’s cost database.

Table 21.5    Mining Sustaining Capital Estimate

Cost Area	Total Cost (US$M)
Mine development	21.7
Underground Mining Equipment	49.2
Mine Infrastructure - Underground	3.5
Mine Infrastructure - Surface	0.1
Batching Plant (shotcrete)	-
Mine - Light Vehicles	2.0
Drilling	9.4
Total (excl contingency)	85.9
Contingency	7.9
Total Mining Sustaining Capital	93.8

21.6.3	Forestry Fees (Capital and Operating Costs)

Much of the land to be impacted by the Hod Maden Mine development is on what is deemed Forestry Land, which falls under the Ministry of Forest and Water Management and administered by the General Directorate of Forestry (Orman Genel Müdürlüğü). To access this land for alternative use fees are payable to the Directorate over the life of mine. This is essentially a rent tax. Artmin have provided a schedule that details the fees payable according to information obtained from the Directorate, and includes:

2018-2021: $8,187,107 this amount will be paid over four years and will be capitalised (Yr-4 to Yr-1).

2021-2032: $12,329,564 Payments will be paid over the life of mine. This will be dealt with as a royalty payment to the state in the economic model (Yr1 to Yr9).

21.6.4	Salvage Value

The salvage value for the general site equipment includes reselling construction equipment not required for operations at the completion of the construction works, as shown in Table 21.6.

No salvage value has been attributed to the underground mining fleet. This is driven by the assumption that all primary mobile fleet units requiring replacement in the final 2 years of the LOM will not be replaced, but undergo additional maintenance programs to reduce the capital outlay in the final years of the schedule.

Table 21.6    Capital Salvage Value

Cost Area	Capital Cost (US$M)	Residual Value %	Salvage Value (US$M)
Underground mining equipment	-	-	-
General site equipment	121.0	7.5%	9.1
Total	121.0	7.5%	9.1

21.6.5	Mining Closure Costs Estimate

The mining closure costs have been estimated based on benchmarking against similar projects, and where necessary, on first principles and using market related rates to a ±25% accuracy level. Closure involves the decommissioning of the site through the removal of infrastructure that will not be needed in the post closure stage. Closure will be conducted in accordance with a detailed closure plan (to be developed) and in accordance with relevant legislation, and will include activities that reduce potential impacts on the social and natural environments.

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Mining closure activities comprise, but are not limited to, waste dump profiling and rehabilitation, portal (x2) closure (if required), ground and surface water monitoring dismantling, removal and transport off-site of project infrastructure, see Table 21.7. The identification of remaining infrastructure will be based on consultation with government agencies and local residents. Mine closure capital costs are scheduled to be required in the following year upon processing completion.

Table 21.7    Mine Closure Costs

Cost Area	Salvage Value (US$M)
Waste dump rehabilitation (Powerline Valley)	2.0
Portal (South and North)	0.5
Water monitoring	1.0
Infrastructure removal	2.5
Contingency	4.0
Total	10.0

21.6.6	Mining Capital Cost Exclusions

The following cost items have not been included in the Capital cost estimate:

•	Project sunk costs and any additional studies;
•	Project financing costs;
•	Any bonding costs (performance bonds or completion bonds);
•	Inflation or escalation during construction;
•	Foreign exchange variations;
•	Operating costs (except where noted as capitalised opex).

21.7	Process Plant and Infrastructure Capital Cost

The process plant and infrastructure capital cost estimate has been developed from first principles on the following basis:

•	Budget pricing has been sought for all major mechanical and electrical equipment, either specifically for this Project or via pricing obtained for other projects being run in parallel at GRES. For smaller items data base values have been applied;
•	For structural steel and plate work, material take-offs have been determined from first principles or obtained from data base/reference projects. To these quantities unit rates currently being realised at similar projects in Turkey by companies associated with Lidya have been applied. Conveyors have been costed from first principles using GRES’ in-house software;
•	Concrete and electrical quantities and rates have been determined in a similar manner to that of the fabricated steel items;
•	Piping and some electrical items have been factored from base costs;
•	Installation costs have been determined from first principles by deploying base gulf productivity assumptions against a productivity factor and then multiplying out against rates obtained in Turkey for similar projects. A total of 725,000 man hours (direct and indirect) have been assumed to be required to build the plant. This does not include labour for road and TSF construction, which form a major part of the project;
•	Freight has been either calculated from first principles (weight/volume estimate x freight rate assumption);

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•	Indirect costs have been calculated from first principles, multiplying man-hour or machine hour estimates by rates prevalent in Turkey (and Australia for some aspects of the EPCM) in Q1 2018. Indirect costs represent approximately 30% of the overall plant and infrastructure cost, EPCM costs approximately 12%;
•	Contingency has been calculated for each line item of the capital estimate depending upon the source and basis of each. The net contingency for plant and infrastructure is 15.3% of base cost.

Earthworks/Civils

Scope is to include but is not limited to the following:

•	Access Roads and in-plant roads;
•	Tunnel works;
•	Water Diversion Systems;
•	Terracing and Pads for Facilities;
•	Tailing Storage Facility (TSF);
•	Waste Rock Dump;
•	Ponds; and
•	Surface Water Facilities.

The Earthwork and Civil works quantities were taken from the preliminary design calculations, INR report on access roads and TSF requirements with input from AMC for mining haul roads. The quantities were generated from the layout plans and preliminary general arrangement drawings.

Earthworks and civil works costs have been calculated using unit rates provided in INR reports.

INR created its unit prices and its data base in accordance with current market unit rate reports which are annually published by government organisations, namely General Directorate of Highways (Karayollari Genel Mudurlugu – KGM) and General Directorate of State Hydraulic Works.

Site fencing is included in the estimate for the entire EIA boundary line as well as at the HV substation and the explosives bench. No wildlife fencing is included.

There is no area paving included in the estimate.

The cost estimate for the required capital expenditure at a projected accuracy of +/-25% is summarised in Table 21.8.

The equipment selected for initial capital application will be new and of robust design and manufacture. Based on the nature of the ore and the quality of the water, routine maintenance will be sufficient to keep the plant and equipment in a fully functional state and a serviceable and operable condition for the life of mine. Extending the life of the tailings management facility by downstream construction in stages as required has not been included in the plant and infrastructure capital costs; however, this is included in the sustaining costs as a part of the economic analysis.

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Table 21.8    Summary of Process and Infrastructure Capital Costs

Item	Materials & Equipment U$	Installation U$	Freight US$	Subtotal US$
200 Earthworks	336,593	7,043,928	1,200	7,381,721
201 Roads	-	18,275,822		18,275,822
310 Crushing & Screening	2,284,925	237,099	400,850	2,922,875
320 Coarse & Fine Ore Storage & Handling	1,382,194	276,912	518,219	2,177,324
330 Grinding & Classification	6,939,142	457,509	357,680	7,754,331
334 Concentrate Regrind	1,814,864	72,429	90,666	1,977,958
336 Flotation	5,233,701	331,491	352,908	5,918,101
342 Concentrate Thickening & Filtering	1,853,980	144,177	194,932	2,193,089
360 Reagent Mixing & Distribution	741,548	63,985	224,241	1,029,774
370 Power Reticulation - Plant	7,746,098	647,575	281,428	8,675,100
375 HV Substation	2,000,000	-	80,000	2,080,000
390 Water Storage & Reticulation	931,086	172,373	160,668	1,264,127
393 Water Treatment Facility	2,157,203	133,424	207,273	2,497,900
399 Paste Plant	6,758,463	764,989	755,112	8,278,564
400 Tails (Thickening &) Disposal	804,529	28,848	58,744	892,120
401 Tailings Storage Facility	-	11,391,304	-	11,391,304
420 Air Services Supply & Reticulation	347,607	11,667	12,587	371,861
430 Plant Administration Buildings & Offices	1,995,710	131,867	116,402	2,243,979
480 Permanent Camp Facilities	2,576,349	45,241	450,131	3,071,722
499 Plant Piping	3,570,723	803,015	296,271	4,670,009
500 Project Management	156,000	2,722,148		2,878,148
501 Engineering and Drafting	-	6,363,104		6,363,104
502 EPCM Supervision and Management	1,115,440	6,406,346		7,521,786
503 Site Construction Cranes & Equipment	6,175,659	152,777	171,434	6,499,871
504 Site Construction Facilities	615,390	36,822	153,761	805,973
505 Commissioning	109,860	631,433		741,293
570 Mobile Equipment	6,222,871	-	14,256	6,237,127
602 Initial Fills	682,392	-	92,424	774,816
603 Spare Parts	806,338	-	48,380	854,718
840 Mobilisation / Demobilisation	-	642,000	-	642,000
850 Contractor P & G's	-	9,193,757	-	9,193,757
Base Estimate	65,358,665	67,182,042	5,039,567	137,580,275
Contingency				21,083,751
Total Cost Estimate				158,664,026

Parametric estimation of task related (scope based) contingency for the initial phase process plant has been determined as an additional 15.3% of Total Base Cost.

The capital cost estimate for initial mine establishment does not include any allowance for sustaining and deferred capital that may be required to replace equipment that becomes obsolete or reaches the end of its useful life during the operating cycle, minor capital improvement projects, research and development activities or planned upgrades (refer to Part 21.8).

21.8	Process Plant and Infrastructure Sustaining Capital

The major infrastructure sustaining capital requirements will largely be driven by the construction programme of the TSF and whether rehabilitation will be capitalised. The PFS plan is that the TSF will be built to full height from the outset and that ongoing rehabilitation will be expensed until a lump sum is committed at mine closure. Other than that there will be a programme of surface vehicle and mobile plant replacement over the life of mine. No allowance has been made for replacement of insurance and capital spares due to the modest mine life and the maintenance factors applied in the operating cost. A summary of annualised sustaining and deferred capital estimates is provided in Table 21.9.

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Table 21.9    Processing Plant and Infrastructure Annualised Sustained and Deferred Capital

Sustaining Capital	LOM Est
Processing
Provision for Minor Projects	1,367,467
Major Equipment Replacement:
Mill Refurbishment (open gear replacement)	940,000
Light Vehicle Replacement	1,300,000
Utility Vehicle Replacement	350,000
Tailings Dam Lifts	-
Mobile Equipment Replacement	2,150,000

Administration
General	-
Rehabilitation (NB: after environmental rebate)	5,000,000

21.9	Owner’s and Pre-Sanction Costs

21.9.1	Summary

The Artmin Owner’s costs were estimated by making provision for all personnel and expenses associated with progressing the Project through pre-operations development up to the point of commissioning of the process plant. This also covers an estimate for further studies and the provision of a definitive feasibility study. The development schedule has been estimated to commence on May 1st 2018 and run through to Dec-2021 (see Part 24). The development schedule has essentially two phases, pre-development and post project sanction construction.

During the pre-development phase a number of parallel activities will be undertaken to achieve the final project sanction, and before true execution begins. These activities will include but not be limited to:

•	Value engineering to finalise site layout;
•	Completion of field work activities to prove site layout from an engineering point of view (geotechnical and sterilisation drilling, hydrogeology drilling, detailed topographical survey and hydrology modelling);
•	Completion of field work activities to demonstrate environmental management and impact (final flora and fauna surveys, other surveys as mentioned in Part 20);
•	Engagement of key suppliers to confirm electrical, reagents, explosives and other utilities supply;
•	Engagement of government and regulatory bodies at all levels to inform and pave the way for various permit and licence approval;
•	Initiatives to gain a social licence to operate (SLTO);
•	Commence land acquisition;
•	Engagement with smelters and traders to either secure offtake agreements or obtain terms of trade;
•	Complete further metallurgical test work to understand ore variability, flowsheet optimisation, flotation kinetics and potentials for gold recovery enhancement;
•	Complete a definitive feasibility study and organise project funding.

The second phase, post project sanction, is essentially the construction phase and is dependent upon successful pre-development outcomes (permits/approvals/licences, funding, technical optimisation and unencumbered land access).

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The Artmin Owner’s costs were generated by making provision for all personnel and expenses associated with progressing the Project through pre-operations development up to the point of commissioning of the process plant. It also covers an estimate for further studies and the provision of a definitive feasibility study. The owner’s costs during construction phase will not only include provision of a small project team to oversee construction, but recruitment and phasing in of the operations team, including development of operating protocols, procedures, supply agreements, labour agreements and training. A steady build-up of operational staff and tools during the pre-ops period has been modelled over a 24 month period in order to represent completion of these operations readiness tasks in house. This is supplementary to the owner’s project team and consultants performing project development tasks. These costs contain a total contingency of just over 11% (developed by line item).

The breakdown of Owner capital provision is shown in Table 21.10.

Table 21.10   Owners Development Capital Costs

Owner Development Capital Provision	$US
Owner’s Team - Ankara	1,423,500
Pre-operations Personnel – General Management & Administration	3,332,275
Pre-operations Personnel – Process Plant, Surface Maintenance and Laboratory	1,374,585
Project Dev. Owner’s Management Team	1,500,000
Construction Works Insurance	1,150,000
Fuel, hire vehicles, off site accommodation and consumables	1,200,000
Pre-ops General and Administration	1,528,125
Pre-ops Plant Training and Set-up Miscellaneous Costs	170,085
Accommodation & flights (site – 2.5 years)	4,549,054
In-fill, sterilisation, geotechnical, hydrogeological, hydrology, bore fields drilling, and access road works to drill locations	9,000,000
Metallurgical, geochemical and geotechnical test work and other analysis	1,000,000
Environmental field studies	710,000
DFS study (based upon 1.2% of Capex and $1.5M sunk)	2,360,000
Permitting, Licencing applications, social initiatives and land acquisition	7,568,243
Pre-operations road and building maintenance	304,500
Owners Costs Total	37,170,367

21.9.2	Personnel

Artmin personnel have been scheduled into the Project implementation starting at varying times in the development programme depending on what input is required to prepare for operations.

Artmin personnel provided for within the pre-operations capital cost estimate include:

•	Ankara based senior development management;
•	Owner’s project management team;
•	Site based senior management and administrative staff;
•	Process plant production and maintenance staff.

Costs associated with Artmin mining operations management staff in this period have been included in the Mining capital estimate.

21.9.3	Pre-operations Development

Provision has been made for costs associated with the following:

•	Development Management Personnel (off site);
•	Site operations management;
•	Site production and maintenance;
•	Site mining operations.

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The pre-operations labour cost for processing and administration over the two-year development period (post sanction) has been estimated at $5.79M excluding accommodation and messing. Operation of the camp for 2.5 years prior to start of production has been estimated at $3.72M.

21.9.4	Expenses

Provision has been made for the following categories of expenses:

•	Govt. licencing and permitting;
•	Consultant assistance (mining, hydro, geotechnical, survey, etc.);
•	Dewater/production bore drilling and casing (equipment and piping in infrastructure estimate);
•	Recruitment and medical costs (based on internal recruitment by Artmin HR personnel);
•	Land owner compensation;
•	Project insurances;
•	General legal assistance;
•	System and procedure development assistance.

21.9.5	Management and Construction Group

Provision has been made for the following:

•	Communications during construction (operating costs only) (phone/postage/internet);
•	Construction office rental;
•	Vehicle fuel and maintenance costs;
•	Establish and operate temporary services;
•	Construction offices furniture and stationery;
•	Computers and IT support;
•	Contractor assistance and miscellaneous office set-up;
•	Mobilisation and off-site accommodation;
•	Freight and couriers;
•	Environmental monitoring and testing equipment/off-site laboratory test work;
•	Miscellaneous office running costs.

21.10	Artmin Owners Cost

No allowance has been made for corporate overhead not directly related to the development of the Project. It has been assumed that such costs will be carried in the Profit and Loss (P&L) of the respective entities that own the Project.

21.11	Operating Costs – Overview

As with any mining project, the main costs associated with operations will be labour, power, fuel, explosives/reagents and maintenance spares. The operating cost for the Project is estimated to average $84.6/t ore mined and delivered to the mill, and is summarised in Table 21.11.

Table 21.11   Operating Cost Breakdown

Area	Unit Cost ($US/t ore)	Mean cost per annum (k$US/a)	Percent of operating cost (%)
Mining	27.5	24,727	32%
Sustaining	5.4	4,851	6%
Processing	23.2	20,853	27%
Realisation	18.1	16,275	21%
General & Administration	10.5	9,450	12%
Total	84.6	76,156	100%

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Cement consumption associated with paste backfill estimated in processing OPEX, was transferred and included in the mining OPEX budget to remove duplication.

21.12	Operating Organisation Structure

Personnel will make up a substantial component of the operating cost, and for all intentional purposes, can be considered a fixed cost. Variable cost elements such as overtime will not be considered here and the assumption is made that all day to day tasks to be completed on site to win and process ore, maintain and administer the site, unless otherwise indicated, will be completed by employees engaged directly by the owner. Some consultancy services will be required, and these will be detailed in the main areas, and allowances will be made for specific expert tasks (skills) or those that require specialised equipment, such as large cranes or mill relining.

The site organisation will be a classic line and staff arrangement with clear hierarchies and reporting lines. Management will be split along functional lines under the following arrangement.

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Figure 21.1   Main Structure Organisation Chart

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Senior management and administration services will have offices in the main administration building. The site will be led by a General Manager, who will report to a corporate steering committee that consists of members from the respective shareholder agreement partners. This committee will regularly meet in either Ankara or at site. The General Manager will be based on site for the obvious reason that this is the sole asset of the jointly owned company, but commute to Ankara to engage with the appropriate government agencies as required. It is expected that the workforce will be resident in Artvin Province and no rotation beyond shift arrangements is required. Only two expatriate workers have been allowed for in the key roles of Mining Manager and Processing Manager, and it is expected that expatriates will be transitioned out of the business within four years. It is anticipated that the workforce will largely live in Artvin city itself, although some workers will also be drawn from local villages. Personnel will be bussed in and only a limited size camp will be available for those who elect to stay on site. Shifts will be 8 hours long and four panels of workers will be deployed for continuous rotation. Shifts will be 7am – 3pm, 3pm – 11pm and 11pm to 7am. Buses will leave Artvin one hour before start of shift. Limited parking will be made available for those wishing to commute and private cars will not be permitted to enter site.

A daily messing rate of $4.50 has been allowed for all workers. Shift workers and operations workers will be provided one pre-packaged meal from the site kitchen, whereas day shift only workers will be provided a meal in the main dining hall. Day shift senior/administrative workers will have one hour off at lunch and the return busses for day workers to Artvin will depart at 4pm. Workers staying at the camp will receive three meals per day. The camp man-day rate has been calculated at $37/man including messing, janitorial and laundry.

An allowance for flights has been made according to personnel rank and projected requirements to attend meetings in the capital. Expats have been allowed four business class flights (including those for spouse or children) per annum at a rate of $8,000 each.

The two largest departments will be the Mining and Processing Departments. The Mine operations team will be based at the workshop/office complex in the Maden Valley whereas the Processing operations team will be based in an office complex at the main plant building. The organisational structures of these departments are provided below:

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Figure 21.2    Mining Organisation Chart

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The mining department will be led by the Mine Manger who will have four key reports: the Production Superintendent (who will manage the underground operation), the Chief Geologist, the Technical Superintendent (technical services team) and the Mine and Mobile Maintenance Superintendent (underground maintenance).

The production department is responsible for the direction of the mine primary and ancillary mobile fleet, the adherence to the production plan and (daily, weekly, monthly) targets, both in development and ore production, the safety and welfare of the equipment operators and all underground personnel across all shifts. In particular, the production department responsibility is to ensure that the mine operates in a manner consistent with existing department policies, programs, procedures and legislative/regulatory requirements.

The geology department is responsible for the generation and timely update of the regional resource model, the geological model, conduct underground sampling and mapping.

The technical services department is responsible for, but not limited to, generation of the strategic LOM, medium and short-term production schedules, generation of mine development, production and drill plans, ventilation analysis, review and compliance of the operations to the plan, construction of relevant engineering documentation for internal and external use, training, underground inspections, relevant internal and authority (local, federal) communication and approvals.

The mobile and maintenance department activities include effective planning, execution and reporting of maintenance activities to ensure efficient deployment of labour, parts and equipment resources.

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Figure 21.3    Processing Organisation Chart

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The Processing Department will be led by the Processing Manager who will have four key reports: the Process Superintendent (who will manage the day to may operation of the process), the Assay Laboratory Chief, the Metallurgical Superintendent (Technical Services) and Maintenance Superintendent (Surface Operations). The maintenance team will be largely self-sufficient and support the underground maintenance team where necessary (e.g. pump repairs), the civil team where necessary (building maintenance) and maintain all surface light vehicles and mobile plant (excluding earthmoving machines, which will be maintained by the mine maintenance team).

The assay department will handle day to day plant samples, concentrate quality, underground grade control and miscellaneous metallurgical tests. Approximately half of the estimated 150,000 samples to be analysed annually, will be grade control. No allowance has been made for exploration assaying, which will continue to be done off site at a third-party laboratory. Additionally, umpire concentrate samples will also be dispatched to off-site facilities.

Beyond assaying, it is important to note that all activities and costs relating to exploration have been excluded from the operating cost estimate.

Administrative and operational function that have their own departments include:

•	Health, Safety and Environment (HSE);
•	Human Resources & General Administration (HR & GA);
•	Finance & Accounting;
•	Community Relations;
•	Information Technology;
•	Quality, Training & Continuous Improvement.

The HSE department will include emergency preparedness functions (including a medical facility and emergency response team) as well as those for general safety surveillance/guidance. The Environmental team will also fall under this department.

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Figure 21.4    HSE Organisation Chart

The functions carried out under the HR & GA Manager will include personnel management/human resources functions (policy, discipline, labour law compliance, recruitment, off-boarding and travel), camp management, road maintenance, payroll, site security and document control (IP management).

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Figure 21.5    HR and Administration Organisation Chart

The three other departments will be small and focus on providing specialist services to the site (Quality/Training, IT and Community Relations). Although each department will have people responsible for training in their reporting line, the CR manager will have a matrix type role to ensure consistent, appropriate and suitable resources are applied. All of these departments will report to the General Manager.

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Figure 21.6    Finance Organisation Chart

Figure 21.7    CR Organisation Chart

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Figure 21.8    IT Organisation Chart

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21.13	Mining Operating Costs

The total mine operating cost estimate is expressed in 2018 US dollars and has been developed to a pre-feasibility study estimate level of ±25% overall intended accuracy, over the life of the mine. The estimated mining operating cost averages $27.5 /t ore over the LOM.

Figure 21.9 shows the annual mining unit operating cost over LOM.

Figure 21.9    Annual Mining Operating Cost by Area

The life-of-mine operating plan indicates that mine operating costs will vary slightly from year to year, both absolutely and per tonne mined.

The annual tonnes and grade of mined ore are based on a detailed mine plan prepared by AMC, reconciled with the acceptance rate by the mill. The tonnage accepted by the mill beyond the grinding stage is limited by the saturation point of the flotation plant and is, therefore, a function of mill head grade.

The operating cost estimates are intended to cover all expenses required to operate the mine and produce ore. Unit operating costs were estimated for ore and waste development (lateral, vertical) required prior to production stoping (LHOS) based on annual physicals each year. Costs for backfill (pastefill, rockfill) were estimated using first principles.

Mine operating costs are estimated according to unit prices received from selected consumable suppliers and on development rates and quantities developed by AMC based on first principles; these have been multiplied by annual quantities estimated by AMC and factored for increasing mining depth as appropriate. Operating labour costs have been generated from mobile fleet estimates, personnel numbers and work-ups of individual personnel labour and benefits cost to the company. Mine power, fuel, and associated infrastructure costs were estimated by AMC, with the following key areas:

•	Ventilation power and hardware;
•	Dewatering power and hardware;
•	Mobile equipment power supply;
•	Mobile equipment diesel fuel.

21.13.1	Annual Operating Labour Costs

Labour costs for the underground mine include provisions of mine administrative staff and technical services personnel for all years of mine operation, and costs for development and production miners, and underground maintenance personnel.

Labour costs were compiled by Artmin and accepted by AMC and GRES as appropriate.

The total projected mining manpower required to operate the Hod Maden site (supervision and control, technical services, mine operating, mine maintenance) peaks at 204 personnel, and is sustained for a three-year period, (Yrs 1 to 3), as shown in Figure 21.10.

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Figure 21.10  Annual Mining Labour Estimate

21.13.2	Annual consumable Costs

The cost of mining is based on development rates and quantities developed by AMC built up from first principles; material costs for consumables are included in the unit rates and are not separated out.

Table 21.12   Power and Fuel Average Annual Consumption

Annual consumption (steady state)		Value
Power consumption	GWhr	15.9
Diesel fuel	Million Litres	1.9

The estimated mining power consumption is shown in Figure 21.11.

Figure 21.11  Annual Mining Power Consumption Estimate

The estimated diesel fuel consumption is shown in Figure 21.12.

Figure 21.12   Annual Fuel Consumption Estimate

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21.14	Process Plant and Infrastructure Operating Cost Estimate

The main input costs for processing the ore include reagents, power, labour and maintenance. A breakdown of operating costs is provided in Table 21.13 below and depicted in Figure 21.13.

Table 21.13   Process Plant and Infrastructure Operating Cost Summary

Cost Category	Total Cost		Fixed Cost	Variable Cost	% of Operating Cost
	$/a	$/t Ore	$/a	$/t Ore
Processing
Salaries/Labour	5,933,260	6.6	5,933,260	-	28%
Plant Power	4,097,029	4.6	2,127,242	2.3	20%
Reagents, Fuel & Consumables	4,932,785	5.5	350,000	7.3	24%
Maintenance	4,182,865	4.7	4,182,865	-	20%
Assay	1,548,310	1.7	-	1.7	7%
General	156,016	0.2	156,016	-	1%
Total	20,850,266	23.2	12,749,383		100%

Figure 21.13   Process Plant and Infrastructure Operating Cost

21.14.1	Power

The commentary below relates to power for both surface and underground operations.

A power supply cost of US$0.062/kWh (0.236TL) has been assumed based on charges quoted by EDPK (the Energy Market Regulatory Authority – Turkey) both publically (Source: Republic of Turkey Prime Ministry – Investment Support and Promotion Agency; Doing Business in Turkey January 2017) and to Polimetal for a similar project in Turkey. This includes transmission fees and KDV tax. Negotiations with the power supply company are preliminary, however, it has been made clear that drawing off the 34.5kV substation near Artvin will not be possible and a new sub-station near the mine, will be required, drawing off the 154kV line that crosses the site. The cost of this sub-station may ultimately form part of the supply cost as part of the supply agreement (and be a fixed cost component thereof), but, for simplicity in the PFS, the cost of the sub-station is assumed to be capitalised.

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The estimated plant power draw is summarised in Table 21.14 below:

Table 21.14   Power Demand and Cost Summary

Area Description	Installed	Consumed	Annual Usage	Fixed	Variable
	kW	kW	kWh	kWh	kWh
Crushing and Screening	237	141	669,869	596,942	72,927
Ore Storage and Reclaim	60	48	335,899	161,825	174,074
Grinding and Classification	4,774	3,874	28,962,658	9,234,226	19,728,432
Flotation	1,329	1,063	7,737,091	6,802,247	934,844
Concentrate Regrind	1,217	1,022	7,624,943	7,334,819	290,124
Concentrate Thickening and Filtering	1,329	1,080	4,353,190	3,553,092	800,098
Reagent Mixing and Distribution	73	55	223,623	189,748	33,875
Water Storage and Reticulation	673	538	2,373,247	1,763,922	609,325
Tailings Disposal	287	229	1,058,953	278,841	780,111
Paste Plant	418	334	1,592,329	1,592,329	-
Air Services Supply and Reticulation	2,465	2,345	9,393,973	-	9,393,973
Administration	635	381	1,573,923	1,573,923	-
Workshop and Stores	155	84	340,291	340,291	-
Laboratory	132	79	319,136	319,136	-
Mining, U/G Fan, Mine Dewatering	4,855	1,653	6,660,764	6,660,764	-
Totals	18,636	12,927	73,219,889	40,402,105	32,817,783
Total Cost $			4,539,633	2,504,931	2,034,703
Total Cost $/ t Ore			5.04	2.78	2.26

Surface and underground infrastructure has been calculated to draw 73,219,889 kWh/a. The net processing and general power costs is thus $4,539,633 pa, or $5.04/t ore.

21.14.2	Reagents and Consumables

Estimated reagent consumption and costs for both the processing plant and water treatment plant have been summarised in Table 21.15. All these costs are considered variable. Cement comprises the reagent of highest consumption and cost on site (due to the fineness of the grind), however it is not included in the plant operating cost estimate. The paste plant is projected to consume approximately 36,750t of cement per year at a cost of $1,914,676 ($2.13/t). This cost is included in the unit mining operating cost. Additional cement will be used for shotcrete underground and remedial civil works on surface.

Other than for cement and lime, reagent costs have been developed from budget enquiries (Solvay) and data base values. Prices for lime and cement were obtained from a regional supplier.

Table 21.15 Reagent Cost Summary

Item	Unit	Annual Consumption	Annual Cost
Hydrated Lime	t	2,250	112,500
SIPX	t	76.5	325,125
Areo 7249	t	24.5	65,439
Areophine 3418A	t	14.7	175,164
MIBC	t	67.5	320,625
Flocculant Sulphidic Tails Thickener	t	5.0	19,970
Flocculant Low Sulphide Thickener	t	19.4	77,495
Flocculant Copper Cons Thickener	t	0.9	3,616
Lime	t	347	17,325
Clarifier Flocculant	t	1.8	7,200
Antiscalent	t	0.5	1,125
Acetic or Citric Acid	t	1.6	3,224
Activated Carbon	t	8.1	20,148
Filter Sand	t	16.1	2,418
Cement	t	36,746	1,914,676

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Consumables estimated for the processing plant are summarised below:

Table 21.16   Plant Consumables Summary

Item	Unit	Rate / Use	Annual cost
Mill liners
SAG Mill Liners	Sets per year	1.33	583,998
Ball Mill Liners	Sets per year	1.00	316,332
Regind Mill Liners	Sets per year	0.40	59,120
Jaw Crusher Liners	Sets per year	2.00	41,938
Copper Cons Filter Cloths	Sets per year	12	17,520
Tailings Filter Cloths	Sets per year	6	116,640
Bulk Bags	Each	30,993	247,948
Container Hire	Each	120	240,000
Lubricants, grease, degreaser		Lot	80,000
Plant Operating Tools & Equipment		Lot	20,000
Misc Supplies and Consumables		Lot	250,000

21.14.3	Labour

The organisation structure of the processing plant has been discussed in Section 21.12. The net labour cost for the Processing Department has been estimated at $5.9Mpa, or $6.59/t, and is considered a fixed cost.

Salaries and Wages have been calculated from a salary table supplied by Artvin that has been benchmarked against other mining operations and businesses within the Çalik Group in general. These were cross checked against a Michael Page Salary Survey - Engineering and Manufacturing; Turkey 2017, and on-cost calculations available on the Turkish Statistical Institute (a government run resource) website.

21.14.4	Maintenance

Maintenance spares costs have been factored off capital costs per area based on experience and industry norms. A breakdown of maintenance spares cost assumptions is provided in Table 21.17 below. The maintenance spares cost has been estimated at $4.18Mpa or $4.65/t. Spares has been assumed to be a variable cost. This includes wear parts.

The estimated maintenance spares costs are summarised in Table 21.17.

Table 21.17   Maintenance Spares Cost Summary

Maintenance Materials	CAPEX	% Cost for Maintenance	Total Cost Maintenance
Mechanical
100 - General			150,000
310 Crushing & Screening	3,361,306	7.0%	235,291
320 Coarse & Coarse Ore Storage & Handling	2,503,923	5.0%	125,196
330 Grinding & Classification	8,917,481	6.0%	535,049
334 Concentrate Regrind	2,274,652	4.0%	90,986
336 Flotation	6,805,816	4.0%	272,233
342 Concentrate Thickening & Filtering	2,522,052	3.0%	75,662
360 Reagent Mixing & Distribution	1,184,240	3.0%	35,527
370 Power Reticulation	9,976,365	4.5%	448,936
390 Water Storage & Reticulation & Treatment	4,326,331	3.5%	151,422
399 Paste Plant	9,520,349	3.5%	333,212
400 Tails (Thickening &) Disposal	1,025,939	3.5%	35,908
401 Tailings Storage Facility	12,530,434	0.5%	62,652
420 Air Services Supply & Reticulation	427,641	3.0%	12,829
430 Non-Process Infrastructure	6,113,056	2.0%	122,261
499 Plant Piping	5,370,510	2.0%	107,410
201 Roads	21,024,270	2.0%	420,485

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Maintenance Materials	CAPEX	% Cost for Maintenance	Total Cost Maintenance
440 Mine Buildings and Misc Facilities	6,000,000	1.5%	90,000
570 Mobile Equipment (non mining fleet)	7,172,696	2.2%	157,035
Mining (Contract Maintenance, CAPEX not in estimate)			-
Off Site Infrastructure (Port lab)	60,000		20,000
Sub Total	111,117,060		3,482,095

Allowances have also been made for UHV sub-station maintenance (by others), contract labour and specialist equipment hire for mill relines and shutdowns. This is summarised in Table 21.18.

Table 21.18   Mill Relines and Shutdown Allowances Cost Summary

Maintenance Materials	Cost	% Cost for	Total Maintenance
		Maintenance	Cost
Electrical
100 - Power Supply (incorporated into power unit rate)*
Substation	2,392,000	2.0%	47,840
Off Site Infrastructure			20,000
Sub Total	2,392,000		67,840
Miscellaneous
Misc (small tools, software, consumables)			350,000
Gensets			12,000
Equipment Hire			40,000
310 - Crusher Reline			2,000
330 - SAG Mill Reline			83,850
330 - Ball Mill Reline			39,000
330 - Pebble Crusher Reline			-
330 - Regrind Mill Reline			26,000
Maintenance Shutdowns			80,080
Sub Total Miscellaneous			632,930

21.14.5	Assay

Assay costs for plant and grade control have been based upon an estimated 150,000 samples per year. The net cost has been estimated at $1,548,310 or $1.72/t, again variable; this excludes labour at the on-site laboratory. A significant portion of this cost (approximately $600k) is off-site testing of concentrate, quality and umpire samples and specialised tests (water, metallurgical).

21.14.6	Consumables and Miscellaneous

Additional processing costs that have been estimated include:

•	An allowance for general consumables;
•	Training (off-site and commercial materials);
•	Lubricants;
•	Tools and equipment;
•	Personal Protective Equipment.

This allowance amounts to $156k per annum.

21.14.7	Surface Fuels

Estimated fuel consumption and cost for plant operations and administration activities are shown in Table 21.20 below. It has been calculated that the surface fleet and light vehicles will consume approximately 345,000 L of diesel fuel at an annual cost of $482,000. Diesel cost has assumed to be $1.17/L, the pump rate at local service stations in February 2018 execluding KDV. Natural gas consumption has been estimated at 85MJ per person per day at the 120 man camp at a cost of $1.10L.

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Table 21.19   Plant & Infrastructure Fuel Demand

Item	Unit	Annual Consumption	Annual Cost
Plant Diesel	kL	344,482	403,044
Admin Diesel	kL	86,893	101,665
Natural Gas (Camp)	ML	96.4	105,996

21.14.8	Concentrate Transportation Costs

The concentrate transportation cost as supplied by Artmin, is estimated at $108.64 per dmt of concentrate. Details of this are provided in Part 19 of this Technical Report. This excludes assay, which is included in the overall assay cost for the project.

21.15	General and Administration

The annual general and administration budget, is mainly labour, as described in Section 21.12. These costs are summarised in Table 21.20.

Table 21.20   General and Administration Cost Summary

G&A Component	Annual Cost	$/t
Salaries/Labour	5,155,080	5.8
Fuel & vehicle maintenance	262,404	0.3
Accommodation & Messing	1,816,346	2.0
General & Administrative	2,118,390	2.4
Total	9,352,220	10.5

It is important to note that the G&A cost estimate does not include forestry charges which have been estimated by Artmin at $18.1M over 12 years. These charges are considered a tax.

With respect to Administration, allowances have been made for:

•	Telecommunications;
•	IT hardware and software;
•	Office supplies, consumables and stationery;
•	Permits and licences;
•	Subscriptions;
•	Legal and auditing fees;
•	Bank charges;
•	Insurance;
•	First aid, emergency response and medical supplies;
•	Community relations initiatives;
•	Entertainment;
•	Travel;
•	Municipal rates;
•	Donations;
•	Freight.

The environmental budget will be managed in line with the overall environmental management plan. There will be two main components (other than personnel that has been rolled into the overall G&A labour budget), those being annual operating and minor rehabilitation (expensed operating cost) and deferred capital costs (separate from operating cost estimate) involved with major rehabilitation programmes.

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The camp, janitorial and mobilisation costs are again mainly labour that has been captured in the main labour summary. Other costs will include:

•	Food and beverage;
•	Cleaning chemicals and other domestic reagents;
•	Manchester replacement;
•	Minor tools, equipment, cookware, crockery and cutlery;
•	Fuel and maintenance to run busses.

With respect to fuel, the Administration budget carries fuel for half the light vehicles, all emergency vehicles and the buses, maintenance thereof, and gas (3.7MJ pa) for heating and cooking at the camp.

Also noted is that the plant is carrying building and road maintenance that should be deemed an administrative cost (approximately $420,000 pa).

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22	ECONOMIC ANALYSIS

An economic evaluation model (Economic Model) was developed to estimate annual cash flows and sensitivities for the Project. Pre-tax and post-tax estimates of the Project Net Present Value (NPV) were prepared. It is noted that tax is estimated using a flat 20% rate and post-tax cash flows are approximations.

22.1	Introduction

This Technical Report contains forward-looking information regarding projected mine production rates, construction schedules and resulting cash flow forecasts. Factors such as the ability to obtain major equipment or skilled labour on a timely basis, to achieve the assumed mine production rates at the assumed grades, or to achieve the projected capital and operating costs may cause actual results to differ materially from those presented in this economic analysis.

The estimates of capital and operating costs have been developed specifically for the Project and are summarised in Section 21 of this Technical Report.

Inputs into the Economic Model were the responsibility of Artmin, GRES and AMC for the post-tax economic model and associated sensitivity charts, owner’s cost, commodity prices, consumable costs, power cost, net smelter return / smelter terms and reclamation estimates. GRES was responsible for the surface infrastructure capital and operating costs, and processing plant and surface workforce estimations. GRES were also responsible for the metallurgical balance, and processing plant capital and operating cost estimates. AMC completed the mine production schedule and the mine capital and operating cost estimates.

22.1.1	Assumptions

All monetary amounts included in this Technical Report and in the Economic Model are expressed in 2018 US dollars ($) without allowance for escalation or inflation, unless specified otherwise.

Metal prices used in the Base Case economic analysis are presented in Table 22.1. Based on the review of consensus forecasts and published information from various market commentators and other sources, including Sandstorm, the long-term metal prices selected for the base case economics of the Project are considered to be reasonable and in line with market projections.

Table 22.1    Forecast Base Case Long-Term Metal Price for Copper and Gold

Element	Life of Mine
Gold ($/oz)	1,300
Copper ($/lb)	3.00

The metallurgical recoveries used in the economic evaluation are provided in Table 22.2.

Table 22.2    Metallurgical Recoveries

Element	Recovery
Gold	77.1%
Copper	94.2%

Smelting and refining realisation cost estimates used in the evaluation are provided in Table 22.3 to Table 22.5.

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Table 22.3    Concentrate Grade and Moisture

Constituent	Grade
Concentrate - Copper	20.1%
Moisture	8%

Table 22.4    Smelting Payable Metal

Constituent	Payable	Penalty
Gold	98%	Pay lessor of 98% or Au content less 1.0gpt
Copper	100%	Pay lessor of 96.5% or Cu content less 1.0%

Table 22.5    Smelting TC/RC

Constituent	Unit
Cu Treatment Cost	US$100/dmt
Cu Realisation Cost	US$0.09/lb
Au Treatment Cost	US$6.50/oz
Freight	US$108.64/dmt concentrate

Other economic factors used include the following:

•	Discount rate of 5%;
•	Nominal 2018 dollars;
•	Exchange rate equal to AUD$0.78 to US$1.00;
•	Exchange rate equal to TRY$3.80 to US$1.00;
•	Life of mine equal to 13 years (11 years of concentrate production);
•	Inflation not included;
•	Government Income Tax of 20% included;
•	Estimated closure costs of $10 M;
•	Depreciation excluded;
•	Numbers are presented on 100% ownership basis and do not include management fees or financing costs;
•	Exclusion of all pre-development and sunk costs (i.e. exploration and resource definition costs, engineering fieldwork and studies costs, environmental baseline studies costs, etc.).

22.1.2	Timing of Revenues and Working Capital

Mine revenue modelling is derived from the sale of concentrates into the international marketplace subsequent to processing at a smelter. For economic modelling purposes, revenue is assumed to be received during the same month after concentrate production at the Hod Maden mine site.

Operating costs, accounts payable terms in the case of labour, supplies and contractors are assumed to be paid immediately.

Working capital of $274 million is estimated to be required subsequent to commercial production based on the above assumptions.

22.1.3	Capital Costs

The initial capital required to bring the Project to production is estimated to be $272 M, including contingency and excluding working capital. The pre-production capital includes mine development, construction of the site infrastructure, including but not limited to processing and paste fill plants and services construction of the all-season road and owner’s costs. The pre-production capital costs sub-divided by Work Breakdown Structure (WBS) cost areas are summarised in Table 22.6.

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Table 22.6    Mining Capital Costs Summary

Mining Capital Cost	Pre-Production $M	Sustaining Capital $M	Total Capital $M
Capitalised Mining Cost	27.2	21.7	48.9
Underground Mining Equipment	16.7	49.2	65.8
Mine Infrastructure - Underground	10.5	3.5	13.9
Mine Infrastructure - Surface	6.9	0.1	7.0
Batching Plant (Shotcrete)	1.5	0.0	1.5
Mine - Light Vehicles	0.7	2.0	2.7
Drilling	0.5	9.4	9.9
Roads	21.0	0.0	21.0
TSF Nth Valley	12.5	0.0	12.5
Pastefill Plant	9.5	0.0	9.5
Processing Plant	115.6	5.9	121.5
Owners and General Costs (Capex)	37.2	0.0	37.2
Artmin Owners Cost	8.2	12.3	20.5
Mine Closure	0.0	10.0	10.0
Total Capital	267.9	114.2	382.0
Contingency	4.1	7.9	12.0
Total Capital	271.9	122.1	394.0

22.1.4	Sustaining Capital

Sustaining capital costs (Table 22.6) over the remainder of the mine life are estimated at $122 million, including mine development of $22 million, the purchase and rebuild of mobile mining equipment, estimated at $49 million.

22.1.5	Operating Costs

Operating costs per tonne milled and delivered to the smelter are shown in Table 22.7 for the life of the mine.

Table 22.7    Total Operating Cost Summary

Total operating cost	$/t ore
LOM (9.1Mt)
Mining	27.5
Sustaining Capital	5.4
Milling and processing	23.2
Realisation (TC/RC)	18.1
G&A and site services	10.5
Total	84.6

22.1.6	Taxes and Royalty

The statutory corporate tax rate in Turkey is 20% however the Company expects to benefit from tax investment incentives that have been implemented by the Turkish Government to reduce the corporate tax rate. Turkish Government legislates certain tax investment incentives designed to promote investment in specific industries and regions of Turkey. The Company must apply for an Investment Incentive and Tax Deduction certificate in order to become eligible for the lower taxation rate.

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The Project is subject to applicable royalties as summarised in Table 22.8. Royalty component for Sandstorm is payable through previous owner’s royalty rights.

Table 22.8     Royalty

Parameter	Royalty	Comment
Government	2.60%	Ex mine sales
Sandstorm	2.00%	Ex mine sales less Government royalty

22.2	Economic Analysis

The Base Case Economic Model has been developed using long-term metal price assumptions of US$1,300/oz gold and US$3.00/lb copper, and an exchange rate of A$1.00:US$0.78.

Based on the review of consensus forecasts and published information from various market commentators and other sources, including Sandstorm, the long-term metal prices selected for the base case economics of the Project are considered to be reasonable and in line with market projections.

The Project cash flow forecast summarised in Table 22.9 shows the year-by-year mill feed grades delivered to the mill from the mine production and, after processing, the total metal content of the concentrate. The year-by-year gross smelter revenue (after calculating payability) and resultant net smelter revenue, after deducting treatment and refining charges and penalties are also shown.

Associated annual operating costs (including site costs and transportation costs) are deducted from the annual net smelter revenues to generate income before taxes and royalties, yielding net income from mining operations.

Total capital expenditures are accounted for in the year incurred to generate undiscounted cash flow on a year-by-year basis.

Finally, discounted pre and post-tax cash flows are shown using a discount rate of 5%.

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Table 22.9    Project Cash Flows

Period		YR -3	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	Total
Physical
Mining	kt	-	-	54	775	895	908	898	903	901	903	901	901	901	182	9,120
Copper	%	-	-	1.2	0.8	1.1	1.2	1.3	1.4	1.6	1.7	1.9	1.6	1.7	1.3	1.4
Gold	g/t	-	-	11.5	9.3	11.0	9.9	7.5	9.7	8.9	7.5	9.2	9.0	8.5	4.8	8.9

Mill Feed	kt	-	-	-	829	886	902	900	900	900	902	900	900	900	200	9,120
Copper	%	-	-	-	0.9	1.1	1.2	1.3	1.4	1.6	1.7	1.9	1.6	1.7	1.3	1.4
Gold	g/t	-	-	-	9.5	10.9	10.0	7.5	9.6	8.9	7.6	9.3	9.0	8.5	5.1	8.9

Concentrate Tonnages	kt	-	-	-	33.2	43.6	50.9	52.9	59.7	66.2	70.0	81.5	69.1	70.7	12.4	610.2

Metal contained in concentrate
Copper	kt	-	-	-	6.7	8.8	10.2	10.6	12.0	13.3	14.1	16.4	13.9	14.2	2.5	122.8
Gold	k.oz	-	-	-	194.3	240.1	223.0	168.4	215.2	198.0	169.3	206.6	200.9	188.9	25.5	2,030.2

Operations, Cashflows and Valuations
Revenue
Copper	$M	-	-	-	42.0	55.2	64.4	66.9	75.5	83.7	88.6	103.1	87.4	89.4	15.7	771.8
Gold	$M	-	-	-	247.5	305.9	284.1	214.5	274.2	252.2	215.7	263.2	255.9	240.7	32.5	2,586.4
Gross Revenue	$M	-	-	-	289.7	361.2	348.5	281.4	349.9	336.1	304.6	366.8	343.7	330.5	48.3	3,360.8
Smelter TC/RC, Transport	$M	-	-	-	(9.5)	(12.4)	(14.1)	(14.2)	(16.2)	(17.7)	(18.5)	(21.6)	(18.5)	(18.8)	(3.2)	(164.9)
Net Smelter Return	$M	-	-	-	280.2	348.8	334.4	267.2	333.7	318.4	286.1	345.2	325.2	311.7	45.1	3,195.9

Operating Costs
Mining	$M	-	-	(2.8)	(23.0)	(23.3)	(25.5)	(24.9)	(25.1)	(24.4)	(23.7)	(24.1)	(24.7)	(24.1)	(5.1)	(250.6)
Milling and Processing	$M	-	-	-	(19.2)	(20.5)	(20.9)	(20.9)	(20.9)	(20.9)	(20.9)	(20.9)	(20.9)	(20.9)	(4.6)	(211.3)
G&A and site support	$M	-	-	-	(8.7)	(9.3)	(9.5)	(9.5)	(9.5)	(9.5)	(9.5)	(9.5)	(9.5)	(9.5)	(2.1)	(95.8)
Total Operating Costs	$M	-	-	(2.8)	(50.9)	(53.1)	(55.9)	(55.2)	(55.4)	(54.7)	(54.0)	(54.4)	(55.0)	(54.4)	(11.8)	(557.6)

EBITDA	$M	-	-	(2.8)	229.3	295.7	278.6	212.0	278.2	263.7	232.0	290.8	270.2	257.3	33.2	2,638.3
Taxes	$M	-	-	-	(38.6)	(54.1)	(50.6)	(37.9)	(50.7)	(48.5)	(41.6)	(53.4)	(50.1)	(47.8)	(8.1)	(481.3)
Royalty	$M	-	-	-	(11.5)	(14.5)	(13.8)	(10.8)	(13.8)	(13.1)	(11.6)	(14.3)	(13.4)	(12.8)	(1.7)	(131.4)
Income from Mining Operations	$M	-	-	(2.8)	179.2	227.1	214.1	163.3	213.7	202.1	178.8	223.1	206.7	196.7	23.4	2,025.5

Total Capital Expenses	$M	(42.1)	(61.7)	(168.1)	(24.6)	(10.8)	(11.7)	(11.7)	(10.8)	(8.1)	(12.6)	(9.7)	(6.3)	(5.6)	(1.1)	(384.9)

Project Cash Flows
Undiscounted Pre-tax Cash Flow	$M	(42.1)	(61.7)	(170.9)	193.2	270.4	253.0	189.6	253.6	242.5	207.8	266.8	250.5	238.9	30.4	2,121.9
Undiscounted Post-tax Cash Flow	$M	(42.1)	(61.7)	(170.9)	154.6	216.3	202.4	151.7	202.9	194.0	166.2	213.4	200.4	191.1	22.3	1,640.6
Discounted Pre-tax Cash Flow	$M	(42.1)	(58.8)	(155.0)	166.9	222.5	198.2	141.5	180.3	164.1	133.9	163.8	146.5	133.0	16.1	1,410.9
Discounted Post-tax Cash Flow	$M	(42.1)	(58.8)	(155.0)	133.5	178.0	158.6	113.2	144.2	131.3	107.1	131.0	117.2	106.4	11.8	1,076.4

Cumulative Discounted Post-tax Cash Flow	$M	(42.1)	(100.9)	(255.9)	(122.4)	55.6	214.2	327.3	471.5	602.8	710.0	841.0	958.2	1,064.6	1,076.4

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Figure 22.1 shows the undiscounted post tax annual cash flows for the Project using the base case assumptions. The Base Case returns a pre-tax NPV5% of $1,410M and an Internal Rate of Return (IRR) of 60%, and a post-tax NPV5% of $1,076M, with a post-tax IRR of 50%.

Figure 22.1    Project Annual Cash Flows

Over the eight year steady-state ore production period (Years 3 to 10), the annual averages for key economic parameters are:

•	Net revenue of $315M;
•	Earnings before tax, depreciation and amortisation of $238M;
•	Combined metal in concentrate of:

—	Copper	13.1 kT;
—	Gold	196.3 koz

22.3	NPV, IRR, Payback

A summary of the key economic model KPI’s is shown in Table 22.10.

Table 22.10   Economic Model KPI’s

Economic Analysis	Pre-Tax	Post-tax
EBITDA	$2,638 M	-
NPV (5% discount rate)	$1,410 M	$1,076 M
IRR	60%	50%
Payback period (post processing commissioning)	16 months	18 months

22.4	Sensitivities

Sensitivity analysis was conducted on the Base Case to evaluate robustness against variations in capital and operating costs, economic parameters, specifically metal prices, processing recovery rates of ±15%, and discount rate (8%, 10%).

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The results of this analysis upon discounted cash flow and IRR is illustrated in Figure 22.2 to Figure 22.3, and summarised in Table 22.11 to Table 22.12. Review of the sensitivity results indicate that the Project is most sensitive to changes in discount rate, processing recovery, the gold price and capital costs. The Project is least sensitive to changes in mining operating cost, processing operating cost, and realisation (TC/RC) costs.

Figure 22.2   Post Tax NPV Sensitivity Chart

Figure 22.3    Post Tax IRR Sensitivity Chart

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Table 22.11   Post tax NPV sensitivity

NPV	($M)	($M)
Base Case	1,076
Sensitivity	-15%	+15%
Recovery	821	1,332
Combined Metal Price	758	1,413
Au Metal Price	869	1,284
Cu Metal Price	1,017	1,136
Realisation Costs (TC/RC)	1,089	1,064
Mine Operating Cost	1,098	1,055
Mill Operating Cost	1,093	1,060
Admin and Environment	1,084	1,069
Total Capital Cost	1,124	1,029
Discount Rate	8%	10%
NPV Sensitivity	845	721

Table 22.12   Post Tax IRR Sensitivity

IRR	(%)	(%)
Base Case	50%
Sensitivity	-15%	+15%
Recovery	42%	58%
Combined Metal Price	40%	60%
Au Metal Price	43%	57%
Cu Metal Price	49%	52%
Realisation Costs (TC/RC)	50%	50%
Mine Operating Cost	51%	49%
Mill Operating Cost	51%	50%
Admin and Environment	50%	50%
Total Capital Cost	57%	44%

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23	ADJACENT PROPERTIES

There are no operational properties adjacent to the Project, nor properties in the immediate region. Some of the closest Cu-Au prospects include Taç and Çorak, in the Yusufeli district, 20 km southwest of the Hod Maden project site, owned by Mediterranean Resources LLC. The company, through its subsidiary, Akdeniz Resources Madencilik A.S., owns interest in the Red Mountain property, which includes the Taç, Çorak, Çeltik, and Cevreli projects. The Company has a 100% interest in the Taç and Çorak deposits where an NI 43-101 compliant resource estimate established an indicated resource of 49.5 million tonnes grading 0.99 g/t Au containing 1.58 million ounces of gold and an inferred resource of 11.0 million tonnes grading 0.83 g/t Au containing 290,000 ounces of gold.

Ariana Resources PLC is currently exploring the Salinbas/Ardala Projects, 15 km to the north of Hod Maden, and have recently announced “JORC Reserves and Resources of 9.96 Mt for 650 Koz Au (Inferred & Indicated)” (Ariana Resources Presentation February 2018). Ariana are also exploring the Hizarliyayla Au-Ag system, some 7km to the north.

In the valley to the north of Saliçor, there is an exploration lease owned by Tümad Madencilik Sanayi ve Ticaret A.Ş. (201201347). No data has been made public about this lease.

There are also numerous small leases in the area owned by Eceres Elektrik Üretim ve Madencilik A.Ş., but it is understood that these are associated with the power corridor.

Pontid Madencilik San.Ve Tic.Ltd.Sti.(a joint venture between Ariana and Eldorado) appear to have let their lease next to the Tümad lease expire, as have leases previously owned by Yildizlar SSS Holding (3S Madencilik).

The closest mine under construction is located at Cerattepe, Artvin Province, some 70 km north-west of Yukarımaden. The closest active operating mine is located at Murgul, Artvin Province, some 114 km north-west of Yukarımaden.

Figure 23.1 shows the location of the four Hod Maden licences.

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Figure 23.1   Tennemet Map

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24	OTHER RELEVANT DATA AND INFORMATION

24.1	Project Implementation Plan

It is the intention of Artmin to undertake all implementation work on the Project under a number of EPC and/or EPCM styles of contracts, other than underground mine development. Given the current desire by Artmin to use an EPC Contractor with performance guarantees, this will be assumed in the implementation strategy outlined below. The cost estimate built up in Part 21 has been based upon EPCM contracting for transparency, but in an EPC context, the contingency will be kept by the contractor as part of their risk undertaking, and the contingency will not be readily split into applied contingency and management reserve.

Artmin will establish a client’s representative team to manage the requirements of the shareholder agreement partners for the delivery for the Project.

With respect to the main plant and infrastructure, the lead EPC Contractor will undertake the engineering, design, drafting, equipment procurement, construction management and specification of the process plant and infrastructure. If the EPC Contractor is not a Turkish entity, the EPC Contractor will work with a Turkish company (or subsidiary) to manage the in-country project management, procurement, contract management, construction management and commissioning of the process plant facilities and associated infrastructure. There will be a Head EPC Contractor, but the scope and battery limits of this contract will need to be negotiated and some elements of the overall Project scope may be managed directly by the Owner’s Team, let to alternate EPC Contractors not managed by the Head EPC Contractor but administered by the Owner’s team, or managed on behalf of the Owner’s Team by an EPCM Contractor. There are a number of horizontal packages that could form part of the Head EPC Contract or split out as discussed above which need to be considered, and these are listed below.

Where possible, engagement of local/regional sub-contractors to take on horizontal packages will be encouraged, however mobilisation of larger contractors from the west of Turkey will be likely for some packages/tasks. Horizontal packages that need to be considered will include but not be limited to:

•	Camp, building and general civil installation;
•	Access roadworks;
•	Drainage and control weir civil works;
•	Bulk Earthworks (including internal roads);
•	Supply of concrete or concrete materials;
•	Concrete works;
•	Structural, mechanical and piping works;
•	Electrical and instrumentation works;
•	Tailings storage facility and waste dump construction;
•	Dam liner installation;
•	Fuel system piping;
•	HV/MV power reticulation;
•	Communications;
•	Well drilling;
•	Sewage treatment plants;
•	Fencing.

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These packages can be further spilt or rolled up vertically upon further investigation and may of course be self-executed by the Head EPC Contractor, and may be done on a lump sum or rates basis. Competitive tendering of fixed price contracts is normal in Turkey; hence unit rate contracts or cost-plus options will only be considered for higher risk tasks. Whether contracts will be incentivised to ensure productivity and that time targets are met will be explored once the Project is sanctioned. It is expected that some key (or long lead) equipment will be purchased directly by Artmin and then novated to the Head EPC Contractor. This will ensure that equipment warranties are kept with the owner where the EPC guarantee is simply seen as “back to back” without attracting a cost premium to the owner. For most sub-contractors materials will be free issued under the co-ordination of the Head EPC Contractor except for consumables, some bulk items and minor equipment. Construction contractors will be housed in the operations accommodation camp and overflow catered for in local villages or Artvin city itself. Accordingly the camp and utilities to serve it will be a priority for Artmin and this may be completed under a separate EPC Contract with a regional builder prior to mobilisation of the Head EPC Contractor that is charged with building the plant infrastructure. Given mining will start early in order to build the Main Adit and decline, the accommodation camp will fill early and it is expected that as construction advances the construction workforce will be migrated off site to make way for operational staff and be bussed in daily.

With respect to operations, although it is expected that all functions will be self-performed, during the pre-operations period the use of contractors may also be considered for services such as messing and janitorial, mining and IT.

With respect to equipment, whether ordered by the Owner or Head EPC Contractor (or other contractors), there may be opportunities to get project discounts for bulk orders and some standardisation will be required. To this end the Owner and Head EPC Contractor will need to work collaboratively to minimise cost of OEM equipment and ensure commonality for items such as electric motors, pumps, instruments and controls systems/coding. Tier 1 OEMs to be approached could include Weir, FL Smidth, Outotec and Metso, but local process and pump equipment suppliers like Ersel, Remas and Tüfekçioğlu Rubber & Machinery need to be assessed. Preference will be given to local suppliers except where there is a significant price differential or the specialist equipment cannot be directly obtained in-country.

24.2	Client’s Representative/Owner’s Team Role

Artmin will establish a client’s representative team who will:

•	Provide project management services in Turkey to oversee the EPC and EPCM contracts and minor tasks completed outside the scope of the major contracts;
•	Review and approve engineering;
•	Co-ordinate sub-consultants to Artmin for the provision of infrastructure items that could include:
-	Tailings storage facility design;
-	Camp design;
-	Provision of telecommunications;
-	Fuel systems design;
-	Road and hydro civil works and design;
•	Management of project meetings and co-ordination between third party design, free supplied equipment and the Head EPC Contractor;
•	Provision of site construction expertise for the overseeing and management of site works in conjunction with the Head EPC Contractor;
•	Formulation and management of the mining programme;
•	Oversight of the operation of the accommodation camp.

Once construction is well advanced a Pre-Operations Manager will be deployed to transition the plant and infrastructure to the operations team. This individual will be a contract employee working collaboratively with the Artmin Project Manager and report to the Resident/General Manager (refer Part 21).

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24.3	Head EPC Contractor Scope of Services

It is expected that the EPC Contractor will provide a range of project management, engineering, drafting, international and in-country procurement, contract management, fabrication management, logistics co-ordination, construction and construction management, and commissioning services necessary to provide a complete, safe, quality and technically compliant process plant and infrastructure. This will also include working with the client’s representative team to assist with procurement and contract management of free issued equipment and services. The scope of services will be established as follows:

•	Project Management and Controls;
•	Equipment and Services Procurement and Contract Management;
•	Materials Fabrication and Delivery;
•	Transport and Logistics;
•	Engineering and Drafting;
•	Construction Management;
•	Construction;
•	Commissioning Management.

24.4	Project Organisation

The organisation structures for both EPC off-site and on-site teams for this Project are as follows:

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Figure 24.1    Proposed Owners Team Structure

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Figure 24.2   Proposed Head EPC Contractor Engineering, Procurement and Project Management

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Figure 24.3    Proposed Head EPC Contractor Construction Team Structure

Artmin
EPC Contractor
Sub-contractor
Artmin Project Manager
Site Manager
Head EPC Contractor Project Manager
Processing/Operational Readiness Manager (TBA)
EPC Contractor Construction Manager
Safety & Environmental Inspector
Safety & Environmental Advisor
EPC Contractor Commissioning Manager
Refer to Commissioning Organisation Chart
HR Liaison/Interpreter
Site Project Engineer
Senior Materials Controller
Materials Control Clerk Fork Lift Driver
EPC Based Support
Civil Engineer
Civil/Earthworks Supervisor
Building Contractor
Civil/Earthworks Contractor
Structural Engineer
Structural Supervisor
Mechanical Engineer
Mechanical Supervisor
SMP Contractor or Contractors (TBA)
Piping Engineer
Piping Supervisor
Electrical Engineer
Electrical/Instrumentation Supervisor
E&I Contractor
Instrument & Controls Engineer
Controls Supervisor
Quality Engineer
Office Based Support Staff
Office Coordinator (Local)
Workshop QA Inspector
Logistics (Expeditor) Procurement
Driver
Admin

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Figure 24.4    Proposed Commissioning Team Structure

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24.5	Project Implementation Schedule

It is envisaged that the Project will be constructed over an 18 month period from the commencement of detailed engineering. Allowance also needs to be made for a definitive feasibility study once detailed field work and further metallurgical test work is complete. This programme will run in parallel with the permitting programme described in Part 20.

The early definition of major equipment such as mills, crushers, thickening and filtering equipment is critical for maintaining the Project timeline.

During construction, horizontal packages are planned to be essentially complete prior to vertical packages commencing, this aims to create clear construction access to work fronts.

The programme that has been assumed for time-based costs has the following time frame against key milestones:

Table 24.1    Key Milestones for Project Implementation

Milestone	Week After Commencement
Project kick off	1
Field Work Programme (environmental, geotechnical, sterilisation, hydrology, hydrogeology, survey)	25
Receipt of permits for construction	30
Completion of DFS	22
Project review and sanction	36
Letting of Head EPC Contract	37
Commencement of international and long lead procurement	24
Commencement of access road works	36
Commencement of camp construction	36
Commencement of main adit	36
Completion of FEED	40
Receipt of permits for operation	45
Completion of camp	54
Mobilisation of earthworks contractor	45
Mobilisation of concrete contractor	54
Completion of detailed engineering	60
Commencement of SMP works	64
Completion of concrete works	70
Mobilisation of E&I contractor	52
Completion of procurement	65
Completion of SMP works	95
Completion of E&I works	95
Commencement of dry commissioning	90
Commencement of wet commissioning	98
Ore Commissioning Complete	106

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25	INTERPRETATIONS AND CONCLUSIONS

25.1	General

Exploration, metallurgical test work and study work to date has indicated that the exploitation of the Project is economically viable. The Project assessment displays robust economics, exhibiting largely positive outcomes over a wide variation in capital expenditure, operating costs and precious metals prices. In summary, using the base case gold price of US$1,300/oz and a copper price of US$3.00/lb that the Project assessment has resulted in the following key outcomes:

•	Total Proven and Probable Mineral Reserves of 9.1 Mt;
•	Pre-construction and development (2 years) and mine development (1.7 years) period of 3.7 years prior to ore presentation;
•	LOM operational life of 13 years (Yr -2 to Yr 11); with ore presentation commencing during year -1 and stockpiled prior to mill commissioning;
•	Processing life of 11 years, including 8 years (Yr 3 to Yr 10); at steady state processing of 0.9 Mtpa;
•	Net cash flow estimated at US$1.64 billion (post tax);
•	Life of Mine cash cost to average US$469/oz Au (excluding copper credits);
•	Start-up capital US$272 million (total over Life of Mine US$394 million inclusive of sustaining capital, on-going mining capital and contingency);
•	Payback of start-up capital (pre-tax) in approximately 16 months, post processing plant commisioning; and
•	Artmin will target Practical Completion 84 weeks from full Project approval.

25.2	Risk and Opportunities

The Project is subject to certain inherent risks and opportunities, which apply to some degree to all such ventures in the base metals and precious metals mining industry. These inherent aspects are defined largely as being items outside the control of the operator however the risk exposure can be reduced by having suitable mitigating plans in place.

Items such as fluctuations in gold price, copper price, exchange rates, inflation rate and fuel prices are all beyond the control of the Project however some price risks can be minimised by potential forward selling of gold or ensuring contracts are fixed/hedged for certain periods of time.

Country risks tend also to fall into this category where a stable fiscal environment is desired. The negotiation of mine operating permit conditions that are beneficial to all parties is obviously very important, including the extent to which such conditions remain stable. Macro-economics and the Turkish economy itself remain a risk with respect to locally sourced operating cost variables (inflationary pressures), supply chains and work place relations harmony; however these aspects have been quite stable in recent history and are considered more likely to be more affected by macro-political issues, either directly related to Turkey itself, or to the world in general. This could include further military/peace issues on and adjacent to the southern borders of Turkey (some distance from the Project itself) and the threat to the world economy that potential protectionism/trade wars may bring about.

25.2.1	Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve estimates have been prepared in accordance with CIM Definitions Standards (2014). The Mineral Resource estimate has referenced all resource drill-hole information available as at February 2018.

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25.2.2	Mining

The key mining related risks that were identified during the PFS as having the potential to materially impact on capital and operating cost estimates, and/or the mine schedule, include:

•	Ground conditions in the mine are, in general, anticipated to be reasonable. The main geotechnical risks for the Project are related to crown pillar conditions and the presence of bounding faults which define the boundaries of the deposit. The faults will affect access development requiring appropriate ground control measures to be implemented, and certain areas of the hanging and footwall where unfavourable stope wall conditions may lead to localised increased waste dilution and ore loss. To control the impact of these factors, appropriate mining practices and ground support, and a high level of supervision will be required;
•	The lateral development advance rates used in the PFS are in accordance with good industry practice but there is a risk that these are not achieved in practice. In particular, the timely excavation of the declines and level access development in the early stages of mine development is critical to attaining the ore production schedule;
•	The proposed LHOS mining method uses high-levels of modern mechanised mining equipment and practices. The PFS assumes that management, technical and operations personnel will be competent in the efficient planning and implementation of the mining method. If this is not the case, then additional personnel and equipment may be required, with consequent additional cost and potential delays in ore production;
•	The preliminary hydrological assessment indicated initial groundwater inflows reducing to 10 L/s for the underground mine. If higher rates are encountered, there may be adverse impacts on the mine schedule, particularly the lateral development advance rates.

Mining related opportunities identified during the PFS include:

•	Project economics could potentially be improved by reviewing the breakeven COG approach used in the PFS and optimising the mining sequence and grade incorporated in the ore production schedule. This work is recommended to be completed as part of future studies;
•	The geotechnical stability issues associated with the crown pillar can be mitigated and ore recovery potentially increased by mining the crown pillar first using underground mining methods with cemented backfill such as drift and fill, or via surface excavation;
•	Potential exists to engage appropriate mining contractors to undertake the time critical pre-production phase of mine development and early phase of production.

25.2.3	Process Plant Capital and Operating Costs

The capital cost estimate has been developed to a targeted -20% to +25% accuracy level and contingency allowances have been calculated and are included in the Project economic model.

Project risks that have an impact on the potential of capital cost overrun include:

•	Schedule slippage (which often causes capital overrun and delays revenue generation);
•	Incorrect trade contractor selection or contracting strategy;
•	Poor or poorly implemented project management and project controls systems;
•	Inadequately understood environmental risks that require reactive design;
•	Health and safety risks;
•	Weather;
•	Soil/geotechnical/hydrogeological anomalies;
•	Permit issues;
•	Risk of project team integration problems/project management and site control issues;
•	Input quality issues;
•	Social impact of construction workforces;
•	Import risks and unforeseen taxes;

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•	Timely award of equipment supply contracts for certified vendor information being available for detailed design to commence on schedule;
•	Ensuring consistent and timely payment of domestic and international invoices for services and equipment to avoid interest claims or withholding of supply.

As an upside, the processing plant design is considered to be of a conservative nature and there is the potential to operate at a higher throughput once the plant is optimised and the latent capacity can be exploited. As with any ore processing operation, risks that manifest in increased unit cost can be the result of poor labour control, poor control of reagents and poor maintenance practices. Additional reagent demand may occur which will drive up costs, but the impact should be relatively minor. Encountering harder or more abrasive ores than anticipated may also increase costs; these characteristics have been tested but results and projections are subject to experimental error and sample representivity issues.

Geotechnical, hydrogeological and sterilisation drilling results may drive the ultimate plant and infrastructure layout (as will land acquisition), and although the plant is currently indicated as sitting on the southern side of the Saliçor Valley, this may be subject to change. Although the north side of that valley receives more sunshine (hence the extent of pipe lagging and heat tracing could be reduced), providing access there will require greater capital cost for traversing the valley, and the overhaul distance would mean an increase in operating cost. A value engineering exercise is recommended to commence as soon as possible (i.e. once some drilling has been completed) to ensure that site selections can be locked down for further project development and environmental approvals.

Used plant opportunities may arise, but given the life of mine, the compromises that this entails would make such an opportunity only worthwhile if there was a significant time saving.

Lack of clarity around port selection and associated activity costs also remains a material risk. Other significant risks include:

•	Lack of a secured water supply;
•	Uncertainty around surface ownership land leasing or acquisition;
•	Hydrological requirements for water diversions across the orebody;
•	Geotechnical conditions for all infrastructure locations and along the proposed road access.

25.2.4	Processing

A treatment plant, capable of processing 900,000 t/y of run-of-mine (ROM) ore has been proposed. The plant design incorporates flotation recovery stages to maximise recovery from the variable mineralogy, particularly of the copper minerals (gold being carried by such).

The processing plant has been designed for the nominal head grade of 2% copper, with a maximum head grade of 2.5% copper for short periods of time without materially compromising recovery. A utilisation of 92% (8,059 operating hours per year) for the process plant has been assumed and this target is readily achieved in similar treatment plants globally. Standby equipment has been planned to be provided in critical areas to enable meeting this target. By design, the crushing system has significant in-built latent capacity, as equipment selection has been driven by physical characteristics rather than volumetric constraint; however overall capability is likely to be dependent on grinding mill maintenance.

The process design criteria (PDC) have been developed from test work and where information was not available benchmarked data from similar projects was applied. Assuming that robust design and quality construction objectives are met, the production schedules should be achieved (assuming there are no geological characterisation surprises) given the scale and simplicity of the technology to be employed. In order to facilitate schedule achievements, the following key elements should be addressed by operations management:

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•	Good industrial relations; pay rates assumed are in line with regional expectations;
•	A strong safety and training culture to be employed on site;
•	Maintenance to be programmed and well managed to ensure plant availability;
•	Mine production to be consistently in line with plant demand; and
•	Plant control systems to be regularly calibrated.

The metallurgical recoveries adopted for economic evaluation of the Mineral Reserve are 94% for copper and 77% for gold. There are risks whereby these recoveries may alter in parts of the ore body given that no statistical relationship could be found between copper and gold head grade. There is a concern that high grade secondary copper minerals present in the upper levels of the mine will not float as effectively (lower copper and gold recoveries) and that in the massive pyrite areas of the mine, copper recovery may not equate to gold recovery in the same ratio due to a differing deportment ratio of gold in various sulphide minerals (i.e. in massive pyrite areas more gold will be rejected in pyrite).

Recoveries have been estimated from the results of the flotation tests completed on the master composite rather than for individual ore types. Twelve variability samples have been tested, the testing being limited to bench-scale sighter tests. All ore types included in the proposed production schedule have been the subject of at least some preliminary metallurgical test work.

Sulphur modelling of the ore bodies has not been completed and a sulphur-based blending regime should be developed to ensure surges in the treatment plant are able to be controlled. The conservative design of the treatment plant will, to a large extent, cope with fluctuations to the sulphur feed grade, however the risk associated with reduced gold recovery remains if the blending regime to control the treatment plant sulphur feed grade is not adequately managed. Good ore blending practices will be paramount to maximising operational efficiency. Similarly, if any clay pods eventuate in practice when treating the upper part of the ore body, this should also be managed effectively with good blending practices.

With respect to ore processing, a number of assumptions have been applied based on the limited test work and understanding. A main driver for operating costs is the fineness of grind targeted in the MF2 flowsheet. If this could be relieved in optimisation work (i.e. lesser grinding of gangue and more work in the regrind) there would be positive impacts on power consumption, solid/liquid separation and paste cement consumption. Similarly, the requirement to dewater the low sulphide tailings for dry stacking (mixed with waste) and paste formation is recommended to be challenged as, if higher moisture content can be tolerated (which technically appears feasible for such a fine material), then this would equate to lower filtration capital and operating costs. At the target grind it would be extremely unlikely to have other than a pressure filtration solution, but the compressed air demand for cake drying would fall exponentially at higher allowable moisture content. This aspect also needs to be kept in check as, if targets become excessively high, then moisture control on paste, stability of tails in waste and a plethora of materials handling issues (starting at cake parting from plates) may arise.

The mill size is based on the harder ore types, providing a material latent capacity for more feed. During the next stages of study breakage properties of various lithologies should be more precisely weighted with view to optimising the mill size, which should result in slightly smaller capital demand. The lack of comminution data for regrinding hopefully will not see cost growth in that area, however, the regrind technology to be deployed should also be reviewed in terms of capital efficiency and process optimisation (often conflicting demands).

When mineralogy and gold deportment is better understood, there may be opportunities for improved or at least enhanced gold recovery. This may include the requirement to deploy a pyrite concentration step and other technology to recover the gold in that stream. Ultimately it may also be worth looking at the addition of a zinc circuit if more areas can be identified up with economic quantities of sphalerite.

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Other than risks associated with a change in responsiveness (hence recovery) due to unidentified variability, risks associated with other aspects of plant performance outcomes will remain until either further metallurgical and physical characterisation test work is complete or assumptions are tested in the plant as constructed. Treatment plant risks identified include:

•	As lime is being used as the primary pH modifier, calcium may reach concentrations high enough to cause scale in residue filtration equipment and piping. Antiscalant may need to be introduced to control the extent of scale, and soda ash might need to be considered in the water treatment plant. There would be a minor impact on the operating cost;
•	Maintaining the water balance in the grinding circuit will be critical but is not considered a material risk. If not operated correctly the mill may run on reduced discharge density, which will manifest in higher wear rates (liners and balls) and leading to higher operating cost (not material in the context of the economic model). The mill selected is slightly oversized and has the potential to operate at greater throughput at a higher ball charge;
•	Although gravity gold has not been seen in test work, further investigations on fresh core could be considered;
•	Grinding to 30 µm in overflow ball mills will be inefficient and further comminution parameter testing on the concentrate is required to confirm the equipment selection for the regrind duty;
•	The lithologies of the ore are quite varied and some types will respond better than others to the standard flotation conditions assumed and applied. Further work on variability could demonstrate a risk in recovery and/or grade relationships, but there is also the opportunity to modify flotation conditions for more optimal performance when certain lithologies feature in high proportion of plant feed;
•	With respect to potential expansion leading to treatment of lead/zinc mineralisation identified near the main ore body, although not evaluated in this Technical Report, this would need to be assessed further to ensure that the treatment plant and associated infrastructure can accommodate such.

25.2.5	Environmental Risks

Risks associated with environmental issues include the process of obtaining permits relative to potential delays or interruptions in commencement of construction, mining or operation of the process facilities. Artmin believe that there are few impediments in this regard and indicates that field work to advance this is now well advanced. There are two flora species that have been identified as critically endangered on site, but it is believed that these can be easily propagated and re-established as required. Disturbance of the area where these plant species grow will be minimal.

Environmental risks are also related to causal events which potentially result in some form of environmental hazard. Though effects could be difficult to quantify, the severity of such events may have a related effect on the economics of the Project.

Examples of such potential events would be a catastrophic failure or other significant issues related to sub-standard management of infrastructure such as the tailings dam and/or the waste dump, which in the terrain at Hod Maden, would potentially necessitate immediate suspension of all operations indefinitely, resulting in an insurance event/claim for the Project and impact on project contracts, perhaps resulting in a force majeure. It is understood that Artmin is committed to the safest design standards and construction, and the protocols will be put in place to ensure that such key structures are appropriately monitored and any required remedial action put in place such that the likelihood of such an event would be extremely unlikely. The tailings and waste dump facilities will require careful management from the inception stage right through until closure and beyond.

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As much of the tailings and waste will be PAG, closure will require appropriate planning to ensure water ingress and any resultant acid drainage is minimised.

In addition to the risks associated with the biophysical aspects of the Project, such as might be caused by spills of fuel, there are also very important risks associated with social infrastructure and the community. Such risks require careful management, and are helped by a history of success. Artmin is understood to be committed to maintaining a strong relationship and dialogue with the surrounding communities, and to recognise the value of a relationship built on the basis of mutual benefit.

Adherence to the intended management plan will facilitate minimisation of these risks.

25.2.6	Economic Outcomes

The key driver of the Projects value is the gold and copper price. Under the base case, zero pre-tax NPV is reached only if both gold and copper prices fall by 42% from the base case price of US$1,300 per ounce and US$3.00 per pound respectively. This indicates that the Project is relatively robust and significant reductions in gold price are required to endanger the Project. The copper price sensitivity appears to be relatively low.

25.2.7	Corporate Issues

As with any project moving beyond a PFS, there should be a strong emphasis on financial and control issues, and Artmin understands the importance of developing a robust team to oversee the scheduling and cost controls of the different project development phases.

25.3	Conclusion

Based on the results of the PFS, the Hod Maden Project is potentially a robust project.

The results of the PFS are seen to have demonstrated healthy economics. If the Project is to be developed to an ultimate conclusion by further development work and successful subsequent implementation, care should be taken to ensure risk items are considered and appropriately mitigated against.

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26	RECOMMENDATIONS

26.1	Mining

The following mining related recommendations were identified during the PFS:

•	Complete definitive feasibility study mining engineering and design programs to advance the development of the Project;
•	Undertake further detailed mine design and scheduling to optimise grades, and balance ore stockpile and blending requirements;
•	Review opportunities for enhanced mine operation through use of automation and advanced technology;
•	Gain a better understanding of the factors affecting stope and pillar stability, ground support requirements and the proposed mining methods by undertaking additional geotechnical data collection, interpretation, and analysis;
•	Conduct further underground paste backfill strength and flow property studies including additional study of paste binder requirements and backfill methodology;
•	Complete a detailed hydrogeological study to enhance understanding of water ingress to the mine and optimise dewatering strategy and water treatment;
•	Consider engaging an appropriately competent and experienced mining contractor for the pre-production phase and the early phase of production operations to reduce the risk of delays in ore production;
•	The COG used as the basis for the Mineral Reserve estimate was based on an AuEq value. This is an appropriate method for the PFS, however, AMC recommends that going forward a Net Smelter Return (NSR) method is used. This is desirable for future studies as revenue is generated from two different metals; gold and copper produced from a single concentrate, and the quantity of concentrate is dependant only on the copper grade.

26.2	Processing

The metallurgical test work programme that was designed and completed for this PFS was carried out in parallel with mine reserve development which led to testing being carried out on higher grade ore types that were suggested as representative in the final reserve. Further work should be completed ahead of the next phase of project development to address some of the key issues that were realised during the PFS programme, including gaining a better understanding of mineralogical variability, gold deportment, ore lithology variability, flotation kinetics, regrind power modelling and solid liquid separation. In addition to this, more work will also be required on rheology and cement ratios in paste, waste, paste and tailings geochemistry, effects of high zinc in feed, and basic material physical properties (e.g. angle of repose). This is included in pre-development capital budgets.

The proposed test work programme has been detailed in Part 13, but includes:

•	Large scale flotation tests (or mini pilot plant) to produce adequate amount of material for signature plot of the bulk rougher concentrate; dynamic settling and filtration tests of the final concentrates and tailings; and adequate amount of tailings (bulk flotation tail and Cu flotation tail) for gold characterisation (mineralogy and diagnostic Au leach) and re-evaluate hydrometallurgical tests to recover additional gold;
•	Re-evaluate the primary grind size and grinding circuit configuration in general, including assessment of a more conventional SAG/Ball bulk float arrangement;
•	Characterisation of Bulk Cleaner Scavenger Concentrate, Cu Scavenger Concentrate and Cu Cleaner 1 Concentrate to evaluate and determine the best recirculation location of these streams in the circuit;
•	Kinetic flotation tests to determine flotation rate of each mineral for the respective stages;

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•	Assessment of gold deportment in pyrite in various lithologies. This should include specialised analysis and diagnostic leaching at finer grinds and provide specific input into studies of potential technology solutions to economically recover gold from the sulphidic tailings;
•	Flotation of Zn containing ore (this has been identified as an opportunity in the southern parts of the reserve);
•	Ore variability tests based on mine plan and schedule. This work will need to be extensive and will include initiatives to better understand variability (grade and recovery) relative to grinding and flotation characteristics, reagent demands, occurrence and deportment of potential penalty elements.

Estimated cost to complete this work is US$500,000.

The following additional tasks are recommended to be completed:

•	Conduct limited materials handling test work to confirm assumptions made in the process and engineering design. Although this is a small plant and chute work will generally have very low risk in application, assessment of mass flow parameters in the coarse ore bin by testing is recommended. Estimated cost to complete this task is US$35,000;
•	Geochemistry work and understand the effects of mine water, pH variation and AMD on processing. Estimated cost to complete this task is US$80,000;
•	Collect detailed geotechnical data and survey information of the final plant and infrastructure site locations. Estimated cost to complete this task is US $60,000;
•	Validate reagent packaging and supply issues within a Turkish context. Estimated cost to complete this task is US$10,000;
•	Complete a desktop study to evaluate the recovery of gold from sulphidic tailings. Estimated costs to complete these tasks US$30,000;
•	Confirm the deportment of various elements into smelter feed to ensure that potential deleterious elements are adequately understood. This is included in the planned feasibility study budgets;
•	Assess the water treatment requirements in greater detail. Estimated cost to complete this task is US$25,000.

It is also recommended that a geometallurgical model be developed that takes into consideration copper grade, precious metal grade, sulphur grade and relative hardness to form the basis of mine scheduling, stockpiling and ROM blending. It is expected that this will be developed as part of the owner’s development costs.

At the completion of this work the process plant design will of course be re-evaluated in light of the more extensive results. From an engineering design point of view, this may also include evaluation of alternate mill technologies for fine grinding applications, ensure that the filtration solutions selected for low sulphide tailings are robust and have adequate redundancy (as this is a significant process risk), and look to leaving space for a gravity concentration step if variability testing suggest that there may be excursions of high coarse free gold (or at least space to retrofit such if in operations it becomes clear that such an installation may have merit).

26.3	Project Implementation

With respect to engineering and infrastructure in general, more work is required in defining the site requirements and bases. This includes:

•	Sterilisation drilling: estimated cost to complete this task is US$120,000 and can be done in conjunction with geotechnical investigations;
•	Completion of survey works and development of a sound geographic information system (GIS). Artmin will need deploy suitable resources (one individual and appropriate software and tools) into their Owner’s Team, and is captured in the pre-development cost budget;

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•	Hydrogeological survey to identify water supply options for drinking and industrial use;
•	Detailed hydrological surveys and design around the proposed infrastructure.

Third party stake holders also need to be engaged to a greater detail in order to more closely understand:

•	Port costs, protocols and transport procedures/costs;
•	Smelter and refinery costs (and potential take-off agreements);
•	Power supply requirements;
•	Land acquisition challenges.

The environmental and social initiatives required to progress this Project have been outlined on Part 20. There is a significant budget required and field work to complete before the EIA is ready for submission, which appears to be on the critical path for project development.

Given the risk exposure to indirect costs due to schedule slippage, it is recommended that major equipment contracts and approval to proceed to development of certified vendor drawings is expedited as soon as practical once project sanction is provided by the owners. This will enable the layout design for the plant to be established sufficiently that bulk earthworks and site concrete can be commenced during the spring and summer 2020 (assuming permits can be gained by that time).

Union and labour contract negotiations or negotiations with local labour providers needs to be established as soon as practical to ensure local labour training and availability is confirmed, the risk of additional costs associated with transport and accommodation of labour will be determined by the availability of the labour skill set and where they are located in Turkey.

Creation of a detailed project management plan, budget and schedule is recommended before advancing beyond front end engineering design. This plan should incorporate level 4/5 scheduling and detail all policies and procedures to be applied to the Project. Scheduling and associated resourcing will be key to verifying accommodation requirements (often an unplanned constraint on progress) during the construction phase. It is expected that a number of subordinate plans will also be developed to feed this, including:

•	Construction HSSEC Plan (Health, Safety, Security, Environment and Community);
•	Contracting Plan;
•	Procurement Plan;
•	Expediting Plan;
•	Construction Management Plan;
•	Risk Management Plan;
•	Quality Assurance Plan;
•	HR/IR Plan;
•	Asset Management Plan.

The cost of this Project planning has been covered in the Owners and EPCM cost estimate. Ultimately operating policies, plans and procedures will also need to be developed during the design and construction effort, however, it is expected that these will to a large extent mirror those of existing operations associated with Çalik Holdings.

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26.4	Budget

The budget developed in the PFS will of course be detailed during the next phase of project development. Contingency for plant and infrastructure is relatively lean due to the level of investigation completed to date higher than what would normally be associated with a PFS. There are a number of high risk areas that may ultimately impact on capital cost deployment, hence a management reserve of $11.25M for these areas is recommended when contemplating total funding requirements. It is recommended that a Monte Carlo or other type of risk contingency evaluation be completed during the DFS phase of project development to better understand potential cost growth areas. As has been discussed in Parts 17 and 18, the significant characterised risks associated with these components of the Project that are somewhat unique to its context include water supply, latent conditions associated with earthworks and other civil tasks (including roads, tunnels and bridges), and land access. This is over and above the usual risks of contractor performance, weather, standard geotechnical issues, third party influences, and geometallurgical understanding of the ore. In addition to this, a management reserve for pre-development mining risks should also be considered, and an amount of $4M would not be unreasonable.

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27	REFERENCES

The following documents have been referenced at relied upon in the development of the PFS.

27.1	Geology

Enerson Engineering and Geophysical Exploration Company, Artvin -Hot Gravity survey report, March 2015.

Lidya Madencilik, 2015a Lidya Madencilik Annual Report on Activities for Hod Maden Project Turkey, for the period up to end January, February 2015.

Lidya Madencilik, 2015b Hod Maden Phase 1-2 QAQCR Summary Report to 26th June 2015.

Henricksen, T., A., 2015. Technical Report for the Hot Maden Project, Artvin Province, Turkey. Unpublished draft report prepared for Mariana Resources Ltd., April 2015.

Callan, N J., 2013. Report on Geological Mapping and Prospect Evaluation, Hod Maden Property (Lic. #’s 201201058, 201201059, 20050853, 201200321), Artvin Distict, NE Turkey. Internal Aegean Metals Group technical report, 2013.

Artmin, Hot Project Terra Spec Report, 2016.

Polimetal Madencilik, Database_Procedure_December _2104_geology_YY, December 2014.

McDiarmid et al., National Instrument 43-101 Technical Report Preliminary Economic Assessment Hot Maden Gold Copper Project, Artvin Province, Turkey, March 2017.

Roth, E., and Alizade, F., 2017. High grade gold-copper mineralisation at the Hod Maden Project, NE Turkey (abstr.), proceedings from the 2017 NewGen Gold Conference, Perth, Australia, November 14-25 2017; 12 pages.

Topal, E., “Hod Maden Project Geological Report 2018”. Internal Artmin Exploration Department report, 2018.

27.2	Mining and Geotechnical

Callan, N. Report on Geological Mapping and Prospect Evaluation, Hot Maden Property (Lic. #’s 201201058, 201201059, 20050853, 201200321), Artvin District, NE Turkey NJC Geological and Exploration Services EIRL, 27 May 2013.

Searle, S. et al “HOT MADEN GOLD-COPPER PROJECT Artvin Province, Turkey; Mineral Resource Estimate - Mariana Resources Ltd.” Runge Pincock Minarco Limited, 1 September 2015.

Coates, S. et al “HOT MADEN GOLD-COPPER PROJECT Artvin Province, Turkey; National Instrument 43-101 Technical Report- Mariana Resources Ltd.” Runge Pincock Minarco Limited, 30 September 2015.

Diarmid, J. et al “National Instrument 43-101 Technical Report Preliminary Economic Assessment Hot Maden Gold Copper Project Artvin Province, Turkey - Mariana Resources Ltd.” Runge Pincock Minarco Limited, 1 March 2017.

Barton, N.R., Lien, and Lunde, J. Engineering classification of rock masses for the design of tunnel support. Rock Mechanics, Vol. 6. No. 4, pp 189-236, 1974.

Potvin, Y. Empirical Stope Design in Canada. Ph.D. Thesis. Department of Mining and Minerals Processing, University of British Columbia, 1998.

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Rheological Consulting Services Pty Ltd, Hot Maden Paste Backfill Rheology Report, February 2017.

27.3	Processing and Infrastructure

1	Test Work

Hacettepe Mineral Technologies Ltd., Characterisation and Flotation of Lidya Copper Ore, April 2015.

JkTech, Integrated JKDW and SMC Test and SMC Test Report, November 2016.

SGS South Africa (Pty) Ltd., Comminution Report on Test Work Conducted on Samples from the Hot Maden Project, November 2016.

Hacettepe Mineral Technologies Ltd., Metallurgical Assessment of Hot Maden Au-Cu Ore, November 2016.

Hacettepe Mineral Technologies Ltd., Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant, December 2016.

Hacettepe Mineral Technologies Ltd., Optimisation of Flotation Circuit of Hot Maden Au-Cu Ore, July 2017.

Hacettepe Mineral Technologies Ltd., Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant (Optimised Flowsheet), June 2017.

SGS Canada Inc., Sample Selection, Hot Maden, Artvin Province, Eastern Turkey, April 28 2017.

Wardell Armstrong International, Metallurgical Testwork on Samples from the Hot Maden Copper-Gold Project, Turkey, January 2018.

Mineralogical Report AM2526c, Cu-Au Project Hot Maden, Petrolab Mineralogy.Petrography, 20 October 2017.

FLSmidth, Hot Maden Tailings Sedimentation and Filtration Test Work, 30 January 2018.

DMCC Pty Ltd Internal report, Daniel, M. “Assessment of 100 t/h SAB and Single Stage SAG (SS SAG) circuits for Hot Maden”, 8 February 2017.

GRES internal memorandum, Kent, C. “Comminution Simulations for Decreased Head Grade Case – Hot Maden – 12301”, 2 March 2018.

2	Hydrology/Hydrogeology/Geotechnical

Stantec, Van Rensburg, J., “Hot Maden Mining Project – Water Management Desktop Assessment”, 27 February 2017 (internal).

Ardic, O., INR Engineering & Consultancy Inc. “Technical Memorandum - Site Specific Seismic Hazard Risk Analysis”, 11 December 2017 (Internal).

Ayderman, A., INR Engineering & Consultancy Inc., “Technical Memorandum – Geologic-Geotechnical Condition of Hot Mine process Area”, 3 March 2018 (Internal).

Seyhan, E., INR Engineering & Consultancy Inc. “Technical Memorandum – Site-Wide Hydrological calculations of Hot Mine”, 9 March 2018 (Internal).

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3	Infrastructure

Ardic, O., INR Engineering & Consultancy Inc. “Tailing Storage Facility Design Report, INR-017-013-REP-001-R0 - PFS Report”, 26 March 2018 Rev.0 (internal).

Ardic, O., INR Engineering & Consultancy Inc. “INR-017-013-TEM-008-R0 – Unit Prices Analysis & Description for Hot Maden Project”, 26 March 2018 Rev.0 (internal).

Ardic, O., INR Engineering & Consultancy Inc. “INR-017-015-REP-001-R1 – Access Road Alternative Report and Costing”, 26 March 2018 Rev.0 (Internal).

General Directorate of Highways (Karayollari Genel Mudurlugu – KGM), KGM Unit Price Book, 2017.

General Directorate of State Hydraulic Works (Devlet Su Isleri – DSI), DSI Unit Price Book 2017.

4	Port

Gul, Özgür, “Hod Maden Project Port Study – Report 2”, Artmin Internal Report, including quotations and correspondence from Alex Stewart Denetim ve Analiz Hizmetleri Ltd. Şti., Alfred H. Knight Gözetme ve Analiz Hizmetleri A.Ş., MSC Gemi Acentelği A.Ş. and Hopa Port Authority (Park Denizcilik Ve Hopa Liman İşletmeleri A.Ş.)., 10th April 2018

5.	Tailings Storage Facility

Ayderman, A., INR Engineering & Consultancy Inc., “Technical Memorandum - Laboratory Works on Potential Rock Quarry for TSF”, 15 January 2018 (Internal).

Ardic, O., INR Engineering & Consultancy Inc. “Tailing Storage Facility Design Report, INR-017-013-REP-001-R0 - PFS Report”, 26 March 2018 Rev.0 (Internal).

Ardic, O., INR Engineering & Consultancy Inc. “Technical Memorandum - Slope Stability Analysis for PFS Level Design of Hot Mine TSF”, 9 December 2017 (Internal).

Ardic, O., INR Engineering & Consultancy Inc. “Technical Memorandum - Preliminary Hydrology and Hydraulic Calculations for Hot Mine TSF”, 25 January 2018 (Internal).

Ayderman, A., INR Engineering & Consultancy Inc. “Technical Memorandum - Geologic Hazards and Risk Assessment of Hot Mine TSF”, 18 December 2017 (Internal).

Seyhan, E., INR Engineering & Consultancy Inc. “Technical Memorandum – Study on Hot Mine TSF Sitting”, 6 October 2017 (Internal).

27.4	Environmental

Serhat Demirel et al, Golder Associates (Turkey) Ltd. “201201058, 20050853, 201200321, 20120159 Licences, Hot Project – Artvin, Turkey, Environmental Status Evaluation Report”, 23 November 2015 (in Turkish).

Serhat Demirel et al, Golder Associates (Turkey) Ltd. “201201058, 20050853, 201200321, 20120159 Licences, Basic data Collection Studies”, 30 September 2016 (in Turkish).

Serhat Demirel et al, Golder Associates (Turkey) Ltd., “201201058, 20050853, 201200321, 20120159 Licences, Basic data Collection Studies, Flora and Fauna Characterisation”, 27 November 2016 (in Turkish).

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Serhat Demirel et al, Golder Associates (Turkey) Ltd., “201201058, 20050853, 201200321, 20120159 Licences, Basic data Collection Studies, Noise and Air Quality Measurements”, 27 November 2016 (in Turkish).

Artmin HSE Department, Internal memorandum, “Critically Endangered Species”, 23 March 2018.

Artmin HSE Department, Internal memorandum – “Protected Areas”, including copies of various communications from the Forestry Ministry, Tourism and Culture Ministry, and Provincial Govenrment, 23 March 2018.

Okşan Gürtuna Haliloğlu,” Description of the Social Environment”, SRK Danışmanlık ve Mühendislik A.Ş. (Internal report), 31 October 2018.

Gerits, J., SRK Danışmanlık ve Mühendislik A.Ş., “Memorandum - ARD/ML Assessment of Waste Rock and Ore Samples from the Hot Maden Project”, 16 February 2018 (Internal).

Yazıcı, İ., “Memorandum - Assessment of Acidic Rock Drainage Legislation”, Artmin Internal Communication, 19 February 2018.

Hassoy, H., “Spreadsheet: Environmental Permits”, Internal communication, 7 March 2018.

Artmin HSE Department, “Memorandum - Evaluation of Waste Water Discharge for Mining (Including ‘Surface Water Quality’ attachment)”, Internal Communication 5 March 2018.

27.5	Legal and General

Maden Íşleri Genel Müdürlüğü, http://migemgisweb.migem.local:8080/S1/Map View.aspx download for mining licence data; 9 March 2018.

Elmastas, C., Link Investment & Consulting “Memorandum – Price Forecasts” (private correspondence), 16 November 2017.

Hassoy, H., Internal communication, “Spreadsheet: Employee Costs”, 1 March 2018.

Gul, O. internal email, ”Hot Maden penalty issue” 14 March 2018.

Salary Survey 2017 Engineering & Manufacturing Michael Page, https://www.michaelpage.com.tr/sites/michaelpage.com.tr/files/ENGINEERING%20ENG.pdf

Nilufer Turkcu Hira, Lidya Madencilik San. Tic. A.S. “Summary of Mining Licences”, Letter 30 March 2018.

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28	Certificates of Qualified Persons

R Webster MAIG	AMC Consultants Pty Ltd
P Newling FAusIMM CP(Metallurgy)	GR Engineering Services Limited
A Hall MAusIMM CP(Mining)	AMC Consultants Pty Ltd
Z Ekmekçi SME RM	Hacettepe Mineral Teknolojileri Ltd. Şti

amcconsultants.com	361

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 29, 140 William Street Melbourne Vic 3000 Australia T +61 3 8601 3300 E melbourne@amcconsultants.com W amcconsultants.com

CERTIFICATE OF QUALIFIED PERSON

I, Rodney Webster, M.AIG., as an author of this report entitled “Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report” dated 31 May 2018, prepared for Sandstorm Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am currently employed as Principal Geologist with AMC Consultants Pty Ltd. with an office at Level 29, 140 William Street, Melbourne, Victoria 3000, Australia.

2.	This certificate applies to the technical report “Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report”, dated 31 May 2018 (the “Technical Report”).

3.	3. I am a graduate of the Royal Melbourne Institute of Technology in Melbourne, Australia (Bachelor of Applied Science in Applied Geology in 1980). I am a registered member of the Australian Institute of Geoscientists Registration No 4818. I am a Qualified Person for the purposes of the National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"). I have been continuously and actively engaged in the assessment, development, and operation of mineral projects since 1980. I have had over 37 years’ experience within the mining industry in relation to gold and base metal deposits. My roles have included design, supervision and implementation of resource definition drill programs including QA/QC sampling, geological interpretation and resource modelling aspects. I underwent training in geostatistics at the Leeds University and resource estimation at a number of courses. My experience is sufficiently relevant to vein style gold mineralization to enable me to sign off to the NI43-101 guidelines for the Hod Maden mineralization;

4.	I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Hod Maden property on 14 to 19 July 2016, for 6 days.

6.	I am responsible for Parts 4, 6–12, 14, and the relevant sections of Parts 1, 3, 25-27 of the Technical Report.

7.	I am an independent qualified person as described in section 1.5 of NI 43-101.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25 day of June, 2018

Original Signed and Sealed by

Rodney Webster, M.AIG. Principal Geologist AMC Consultants Pty Ltd.

acCERTIFICATE OF QUALIFIED PERSON

I, Paul Stanley Newling, FAusIMM CP (Metallurgy), as an author of this report entitled Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report” dated 31 May 2018, prepared for Sandstorm Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am currently employed as General Manager EPCM with GR Engineering Services Ltd. with an office at 71-73 Daly Street, Ascot, Western Australia 6104, Australia.

2.	This certificate applies to the technical report Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report”, dated 31 May 2018 (the “Technical Report”).

3.	I am a graduate of Curtin University (Western Australian School of Mines), Perth, Australia (Bachelor of Applied Science (Extractive Metallurgy) in 1989. I also attained a Master of Business Administration (Technology Management) in 2002 from Deakin University, Melbourne, Australia. I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM) and am an accredited Chartered Professional in the discipline of metallurgy within the Institute (CP Metallurgy). My relevant experience for the purposes of the Technical Report is:

-	Project management, design, construction, commissioning, and operation of precious metal, base metal, heavy mineral and other mineral processing and hydrometallurgical plants in Australia, Europe, Africa, Asia and South America;
-	Operations and environmental management of several mining properties in Australia, Europe and Asia;
-	Reviewing, reporting and trouble-shooting on numerous mining and metallurgical operations and projects around the world for due diligence and other corporate requirements;
-	Preparation of Pre-feasibility and Feasibility Studies for gold, silver, base metal heavy mineral and iron ore projects;
-	Supervision and review of laboratory and pilot plant testwork of mineral and hydrometallurgical processes, especially related to gold, base metals and heavy mineral processing;
-	Familiarity with Turkish conditions and nuances after involvement with this and other projects in the region over that past 5 years;
-	Familiarity with the terrain, geology, mineralogy and mineral processing response of the Hot Maden deposit over the past 2 years;

I have practiced my profession for approximately 27 years and have worked in the mining industry for over 30 years.

4.	I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Hod Maden property on numerous occasions. My most recently personal inspection was 13 March 2018, for 1 day.

6.	I am responsible for Parts 2, 3 (with A. Hall), 5, 17, the balance of Part 18, Parts 19, 20, 21, 23 and 24 (with A. Hall), and the relevant sections of Parts 1, 25-27 of the Technical Report.

7.	I am an independent qualified person as described in section 1.5 of NI 43-101.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

GR ENGINEERING SERVICES LIMITED ABN 12 121 542 738 Tel: +61 8 6272 6000 Fax: +61 8 6272 6001 Email: gres@gres.com.au Website: www.gres.com.au PO Box 258, Belmont WA 6984 71 Daly Street, Ascot WA 6104

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25 day of June, 2018

Original Signed and Sealed by

Paul Stanley Newling, BAppSc (Ex Met), MBA, FAusIMM, CP (Metallurgy), MAIPM General Manager EPCM GR Engineering Services Ltd.

GR ENGINEERING SERVICES LIMITED ABN 12 121 542 738 Tel: +61 8 6272 6000 Fax: +61 8 6272 6001 Email: gres@gres.com.au Website: www.gres.com.au PO Box 258, Belmont WA 6984 71 Daly Street, Ascot WA 6104

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 29, 140 William Street Melbourne Vic 3000 Australia T +61 3 8601 3300 E melbourne@amcconsultants.com W amcconsultants.com

CERTIFICATE OF QUALIFIED PERSON

I, Andrew Hall, MAusIMM CP (Mining), as an author of this report entitled “Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report” dated 31 May 2018, prepared for Sandstorm Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am currently employed as Director / Principal Consultant with AMC Consultants Pty Ltd. with an office at Level 29, 140 William Street, Melbourne, Victoria 3000, Australia.

2.	This certificate applies to the technical report “Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report”, dated 31 May 2018 (the “Technical Report”).

3.	I am a graduate of the Royal Melbourne Institute of Technology in Melbourne, Australia (Bachelor of Science in Civil Engineering in 1995). I also attained a Master of Science (Mineral Economics) in 2002 from Curtin University, Perth, Australia. I am a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy CP (Mining). My experience includes narrow-vein gold deposits, flat and steeply dipping, bulk and selective mining methods for base and precious metals, mine infrastructure, mine design and planning, mine production and economic evaluation, Ore and Mineral Reserve estimation, technical reviews of mineral assets, mine feasibility studies, and mining capital and operating cost estimation. I have worked as a Mining Engineer for a total of 22 years.

4.	I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Hod Maden property on 13 March 2018, for 1 day.

6.	I am responsible for Parts 15, 16, 18.2 and 18.11, 21 (with P. Newling), 22, 24 (with P. Newling), and the relevant sections of Parts 1, 3, 25-27 of the Technical Report.

7.	I am an independent qualified person as described in section 1.5 of NI 43-101.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25 day of June, 2018

Original Signed and Sealed by
Andrew Hall, MAusIMM CP (Mining) Director / Principal Consultant AMC Consultants Pty Ltd.

CERTIFICATE OF QUALIFIED PERSON

I, Dr. Zafir Ekmekçi (BSc, MSc, PhD, SME RM), as an author of this report entitled “Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report” dated 31 May 2018, prepared for Sandstorm Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am Director/Principal Consultant at Hacettepe Mineral Teknolojileri Ltd. Şti. Hacettepe Teknokent 4. Ar-Ge Binası, Kat:2, No:51 Beytepe/Ankara, TURKEY, a consulting and R&D Company providing mineral processing and project development services to Mining sector.

2.	This certificate applies to the technical report “Hod Maden Project Pre-feasibility Study NI 43-101 Technical Report” dated 31 May 2018 (the “Technical Report”).

3.	I graduated with a Bachelor of Science degree in Mining Engineering from Middle East Technical University, 1988. I have also awarded with MSc (1990) and PhD (1995) degrees in Mineral Processing from Hacettepe University, Mining Engineering Department.

I am a Registered Member (418810RM) of the Society for Mining, Metallurgy, and Exploration, Inc., and member of Chamber of Mining Engineers of Turkey.

I have experience in:

•	Design, execution, supervision, and reviewing of laboratory and pilot plant testwork of mineral processes.
•	Flowsheet development and equipment selection and sizing.
•	Performance optimization of mineral processing plants.

I have been working as an instructor/researcher at Hacettepe University, Mining Engineering Department since 1990, and Director/Principal consultant at Hacettepe Mineral Teknolojileri Ltd. Şti. since 2012.

4.	I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Hod Maden property on 15-16 June 2016 and 16-17 September 2017.

6.	I am responsible for authoring Section 13 of the report in collaboration with P. Newling for parts related to process design considerations of the Technical Report.

7.	I am an independent qualified person as described in section 1.5 of NI 43-101.

8.	I have had prior involvement with the project that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical reports titled:

•	“Metallurgical Assessment of Hot Maden Au-Cu Ore, November 2016”,

•	“Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant, December 2016”,

•	“Optimization of Flotation Circuit of Hot Maden Au-Cu Ore, July 2017”,

•	“Mass Balance & Equipment Selection Studies for Hot Maden Au-Cu Ore Process Plant (Optimized Flowsheet), June 2017.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 25 day of June, 2018

Original Signed and Sealed by

Dr. Zafir Ekmekçi (BSc, MSc, PhD, SME RM) Director/Principal Consultant, Hacettepe Mineral Teknolojileri Ltd. Şti.

Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report
Sandstorm Gold Limited	118014

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